Exhibit 99.8

Information Memorandum

ARCHER LIMITED

(Organisation number: 40612)

This information memorandum (the “Information Memorandum”) has been prepared in connection with the acquisition by Archer Limited (“Archer” or the “Company”) of all of the operating companies of Great White Energy Services, a group formed by Wexford Capital LP (the “Acquisition”).

In reviewing this Information Memorandum, you should carefully consider the matters described in Section 1 “Risk Factors” beginning on page 3.

THIS INFORMATION MEMORANDUM SERVES AS AN INFORMATION MEMORANDUM ONLY AS REQUIRED BY NORWEGIAN LAW AND REGULATIONS. THE INFORMATION MEMORANDUM DOES NOT CONSTITUTE AN OFFER TO BUY, SUBSCRIBE OR SELL ANY OF THE SECURITIES DESCRIBED HEREIN, AND NO SECURITIES ARE BEING OFFERED OR SOLD PURSUANT TO IT.

RS Platou Markets AS

12 September 2011

IMPORTANT NOTICE

This Information Memorandum has been prepared in connection with the acquisition by the Company of all of the operating companies of Great White Energy Services, a group formed by Wexford Capital LP (“Great White”).

This Information Memorandum has been prepared to comply with the requirement to prepare an information document pursuant to section 3.5 of the Continuing Obligations for Stock Exchange Listed Companies (the “Continuing Obligations”). It has been submitted to the Oslo Stock Exchange for review before it was published. This Information Memorandum is not a prospectus and has neither been reviewed nor approved by the Norwegian Financial Supervisory Authority (“NFSA”) nor the Oslo Stock Exchange in accordance with the rules that apply to prospectuses.

This Information Memorandum has been published in an English version only. For the definitions of terms used throughout this Prospectus, see section 9 “Definitions and Glossary of Terms” of this Information Memorandum.

The term “Manager” refers to RS Platou Markets AS.

The Company has furnished the information in this Information Memorandum. Unless otherwise indicated, the source of information included in this Prospectus is the Company. The Manager makes no representation or warranty, express or implied, as to the accuracy or completeness of such information, and nothing contained in this Information Memorandum is, or shall be relied upon as, a promise or representation by the Manager. The Manager disclaims all and any liability, whether arising in tort or contract or otherwise, which it might otherwise have in respect of the Information Memorandum or any such statement.

All inquiries relating to this Information Memorandum should be directed to the Company. No other person has been authorized to give any information about, or make any representation on behalf of, the Company in connection with the Information Memorandum, and, if given or made, such other information or representation must not be relied upon as having been authorized by the Company.

An investment in the Company involves inherent risks. Potential investors should carefully consider the risk factors set out in section 1 “Risk Factors” in addition to the other information contained herein before making any investment decision. An investment in the Company is suitable only for investors who understand the risk factors associated with this type of investment and who can afford a loss of all or part of their investment. The contents of this Information Memorandum are not to be construed as legal, business or tax advice. Any prospective investors should consult with their own legal adviser, business adviser and tax adviser as to legal, business and tax advice.

The delivery of this Information Memorandum shall under no circumstance create any implication that the information contained herein is correct as of any time subsequent to the date of this Information Memorandum

This Information Memorandum is subject to Norwegian law. Any dispute arising in respect of this Information Memorandum is subject to the exclusive jurisdiction of the Norwegian courts with Oslo District Court as legal venue in the first instance.

The distribution of this Information Memorandum in certain jurisdictions may be restricted by law. The Company and the Manager require persons in possession of this Information Memorandum to inform themselves about and to observe any such restrictions. This Information Memorandum does not constitute an offer to buy, subscribe or sell any of the securities described herein, and no securities are being offered or sold pursuant to it.

In the ordinary course of their respective businesses, the Manager and certain of its affiliates have engaged, and may continue to engage, in investment banking transactions with the Company and its subsidiaries.

ii

TABLE OF CONTENTS

IMPORTANT NOTICE		ii

1	Risk Factors	3

1.1	Risks related to Archer’s business	3
1.2	Risks related to the Acquisition of Great White	11
1.3	Risks related to Great White’s business	11
1.4	Risks related to the combined business of Archer and Great White	19
1.5	Risks related to Archer’s common shares	20

2	Responsibility for the Information Memorandum	22

3	Cautionary Note Regarding Forward-Looking Statements	23

4	The Acqusition	24

4.1	Background and reasons for the Acquisition	24
4.2	Financing of the Acquisition	24
4.3	Expenses	25

5	Presentation of Archer	26

5.1	Incorporation, registered office and registration number	26
5.2	Company overview and history	26
5.3	Business segments	27
5.4	Principal markets	30
5.5	Competitive position	31
5.6	Research and development, patents and licenses	31
5.7	Organizational structure	32
5.8	Employees	33
5.9	Trend information	33
5.10	Board and executive management team	33
5.11	Corporate governance	37
5.12	Legal and contractual matters	39
5.13	Financial information	39
5.14	Significant change in Archer’s financial or trading position	47
5.15	Working capital statement	48
5.16	Auditors	48
5.17	Shares and shareholder matters	48

6	Presentation of Great White	50

6.1	Domicile, legal form etc.	50
6.2	Overview of the business	50
6.3	Executive management team	52
6.4	Employees	53
6.5	Key financial information	53
6.6	Trends	55
6.7	Significant change in the Great White Group’s financial or trading position	56
6.8	Legal and contractual matters	56

7	Unaudited Pro Forma Condensed Combined and Consolidated Financial Statements	58

7.1	Overview	58
7.2	Sources of and basis for the preparation of the combined condensed pro forma financial statements	58
7.3	The unaudited pro forma condensed combined balance sheet as per 30 June 2011	60
7.4	The unaudited pro forma condensed combined statement of operations as per 30 June 2011	61
7.5	The unaudited pro forma condensed combined statement of operations for the twelve months ended December 31, 2010	62
7.6	Notes to the pro forma condensed combined consolidated financial statements of Archer and Great White	62
7.7	Pro forma financial statements for Seawell, ALY and Gray for 2010	65

8	Additional Information	68

8.1	Documents on display	68
8.2	Third party information	68
8.3	Admission to trading of the New Shares	68

9	Definitions and Glossary	69

Appendices

Appendix 1: By-Laws of Archer Limited	A 1

Appendix 2: Archer Limited Second quarter and six months 2011 results	A 19

Appendix 3: Archer Limited, Consolidated Financial Statements for the Years ended 31 December 2010, 2009 and 2008	A 35

Appendix 4: Auditors Statement on Pro Forma	A 97

Appendix 5: Great White’s consolidated financial statements for the quarter and the six months ended 30 June 2011	A 98

Appendix 6: Great White’s consolidated financial statements for the two years ended 31 December 2010	A 101

1	RISK FACTORS

Investing in Archer involves inherent risks. Prospective investors should consider, among other things, the risk factors set out in this Information Memorandum before making an investment decision. The risks described below are not the only ones facing the Company. Additional risks not presently known to the Company or that the Company currently deems immaterial may also impair the Company’s business operations and adversely affect the price of the Company’s Shares. If any of the risks actually occur, Archer’s business, financial position and operating results could be materially and adversely affected.

A prospective investor should consider carefully the factors set forth below, and elsewhere in the Information Memorandum, and should consult his or her own expert advisors as to the suitability of an investment in the Shares of the Company.

An investment in the Shares is suitable only for investors who understand the risk factors associated with this type of investment and who can afford a loss of all or part of the investment.

All forward-looking statements included in this document are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statements. Please refer to section 4 “Forward-looking statements”.

1.1	Risks related to Archer’s business

Global political, economic and market conditions could negatively impact Archer’s business.

Archer’s operations are affected by global political, economic and market conditions. A worldwide economic downturn could reduce the availability of liquidity and credit to fund business operations worldwide and could adversely affected Archer’s customers, suppliers and lenders. In addition, an economic downturn could reduce demand for drilling and well services negatively and impact Archer’s activity levels and pricing for its services, adversely affect Archer’s financial condition and results of operations. An economic downturn could lead to a decline in energy consumption, which will have materially and adversely affect on Archer’s results of operations. Continued hostilities in the Middle East and West Africa and the occurrence or threat of terrorist attacks against the United States or other countries could contribute to the economic downturn in the economies of the United States and other countries in which Archer operates. A sustained or deep recession could further limit economic activity and thus result in an additional decrease in energy consumption, which in turn could cause Archer’s revenues and margins to decline and limit Archer’s future growth prospects.

Archer’s business depends on the level of activity in the exploration and production industry, which is significantly, affected by volatile oil and natural gas prices.

Archer’s business depends on the level of activity of oil and natural gas exploration, development and production in the North Sea and internationally, and in particular, the level of exploration, development and production expenditures of Archer’s customers. Demand for Archer’s drilling and well services is adversely affected by declines in exploration, development and production activity associated with depressed oil and natural gas prices. Even the perceived risk of a decline in oil or natural gas prices often causes exploration and production companies to reduce their spending. The worldwide deterioration in the financial and credit markets, which began in the second half of 2008, resulted in diminished demand for oil and gas and significantly lower oil and natural gas prices. The significant decline in oil and natural gas prices caused many of Archer’s customers to reduce their activities and spending in 2009, and these reduced levels of activity and spending could continue through 2011 and beyond. In addition, higher prices do not necessarily translate into increased drilling activity since Archer’s clients’ expectations about future commodity prices typically drive demand for Archer’s services. Oil and natural gas prices are extremely volatile. On July 2, 2008 natural gas prices were USD13.31 per million British thermal unit, or MMBtu, at the Henry Hub. They subsequently declined sharply, reaching a low of USD 1.88 per MMBtu at the Henry Hub on September 4, 2009. As of 30 June 2011, the closing price of natural gas at the Henry Hub was USD 4.28 per MMBtu. The spot price for West Texas intermediate crude has in the last few years ranged from a high of USD 145.29 per barrel as of July 3, 2008, to a low of USD 31.41 per barrel as of 22 December 2008, with a closing price of USD 95.42 per barrel as of 30 June 2011. Oil and natural gas prices are affected by numerous factors, including the following:

•	the demand for oil and natural gas in Europe, the United States and elsewhere;

•	the cost of exploring for, developing, producing and delivering oil and natural gas;

•	political, economic and weather conditions in Europe, the United States and elsewhere;

•	advances in exploration, development and production technology;

•	the ability of the Organization of Petroleum Exporting Countries, commonly called OPEC, to set and maintain oil production levels and pricing;

•	the level of production in non-OPEC countries;

•	domestic and international tax policies and governmental regulations;

•	the development and exploitation of alternative fuels, and the competitive, social and political position of natural gas as a source of energy compared with other energy sources;

•	the policies of various governments regarding exploration and development of their oil and natural gas reserves;

•
the worldwide military and political environment and uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or other crises in the Middle East, West Africa and other significant oil and natural gas producing regions; and

•	acts of terrorism or piracy that affect oil and natural gas producing regions, especially in Nigeria, where armed conflict, civil unrest and acts of terrorism have recently increased.

Archer’s industry is highly competitive, with intense price competition. Archer’s inability to compete successfully may reduce its profitability.

Archer’s industry is highly competitive. Archer’s contracts are traditionally awarded on a competitive bid basis, with pricing often being the primary factor in determining which qualified contractor is awarded a job, although each contractor’s technical capability, safety performance record and reputation for quality also can be key factors in the determination.

Several other oilfield services companies are larger than Archer and have resources that are significantly greater than Archer’s resources. These competitors may be able to better withstand industry downturns, compete on the basis of price, and acquire new equipment and technologies, all of which could affect Archer’s revenues and profitability. These competitors compete with Archer both for customers and for acquisitions of other businesses. This competition may cause Archer’s business to suffer. Archer’s management believes that competition for contracts will continue to be intense in the foreseeable future.

The oilfield service industry is highly cyclical and lower demand and pricing could result in declines in Archer’s profitability.

Historically, the oilfield service industry has been highly cyclical, with periods of high demand and favourable pricing often followed by periods of low demand and sharp reduction in pricing power. Periods of decreased demand or increased supply intensify the competition in the industry. As a result of the cyclicality of Archer’s industry, management expects Archer’s results of operations to be volatile and to decrease during market declines.

A small number of customers account for a significant portion of Archer’s total operating revenues, and the loss of, or a decline in the creditworthiness of, one or more of these customers could adversely affect Archer’s financial condition and results of operations.

Archer derives a significant amount of its total operating revenues from a few energy companies. During the six months ended 30 June 2011, contracts from Statoil, ConocoPhillips, Pan American Energy, BP and Shell accounted for 22%, 12%, 12%, 4% and 3% of Archer’s total operating revenues. In the year ended 31 December 2010, Statoil, ConocoPhillips, BP and Shell accounted for approximately 46%, 16%, 7% and 6% of Archer’s total operating revenues, respectively. Archer’s financial condition and results of operations will be materially adversely affected if these customers interrupt or curtail their activities, terminate their contracts with Archer, fail to renew their existing contracts or refuse to award new contracts to Archer, and Archer is unable to enter into contracts with new customers at comparable dayrates. The loss of any significant customer could adversely affect Archer’s financial condition and results of operations.

Additionally, this concentration of customers may increase Archer’s overall exposure to credit risk. Archer’s customers will likely be similarly affected by changes in economic and industry conditions. Archer’s financial condition and results of operations will be materially adversely affected if one or more of its significant customers fails to pay Archer or ceases to contract with Archer for its services on terms that are favourable to Archer or at all.

Archer can provide no assurance that its current backlog of will be ultimately realized.

As of 30 June 2011, Archer’s total drilling and well services backlog was approximately USD 1.2 billion. The USD amount of Archer’s backlog does not necessarily indicate actual future revenue or earnings related to the performance of that work. Management calculates its contract revenue backlog, or future contracted revenue, as the contract dayrate multiplied by the number of days remaining on the contract, assuming full utilization and excluding revenues for contract preparation and customer reimbursable. Archer may not be able to perform under its contracts due to various operational factors, including unscheduled repairs, maintenance, operational delays, health, safety and environmental incidents, weather events in the North Sea and elsewhere and other factors (some of which are beyond Archer’s control), and Archer’s customers may seek to cancel or renegotiate Archer’s contracts for various reasons, including the current financial downturn or falling commodity prices. In some of the contracts, Archer’s customer has the right to terminate the contract without penalty and in certain instances, with little or no notice. Archer’s inability or the inability of its customers to perform their respective contractual obligations may have a material adverse effect on Archer’s financial position, results of operations and cash flows.

Archer will experience reduced profitability if its customers reduce activity levels or terminate or seek to renegotiate their contracts or if Archer experiences downtime, operational difficulties, or safety-related issues.

Currently, Archer’s drilling services contracts with major customers are both dayrate contracts, pursuant to which Archer charges a fixed charge per day regardless of the number of days needed to drill the well and footage based contracts, where a fixed rate per foot drilled is charged regardless of the time it takes to drill. Likewise, under Archer’s current well services contracts, Archer charges a fixed daily fee. During depressed market conditions, a customer may no longer need services that are currently under contract or may be able to obtain comparable services at a lower daily rate. As a result, customers may seek to renegotiate the terms of their existing platform drilling contracts or avoid their obligations under those contracts. In addition, Archer’s customers may have the right to terminate, or may seek to renegotiate, existing contracts if Archer experiences downtime, operational problems above the contractual limit or safety-related issues or in other specified circumstances, which include events beyond the control of either party.

Some of Archer’s contracts with its customers include terms allowing the customer to terminate the contracts without cause, with little or no prior notice and without penalty or early termination payments. In addition, under some of its existing contracts, Archer could be required to pay penalties if such contracts are terminated due to downtime, operational problems or failure to perform. Some of Archer’s other contracts with customers may be cancellable at the option of the customer upon payment of a penalty, which may not fully compensate Archer for the loss of the contract. Early termination of a contract may result in Archer’s employees being idle for an extended period of time. The likelihood that a customer may seek to terminate a contract is increased during periods of market weakness. If Archer’s customers cancel or require Archer to renegotiate some of its significant contracts, and Archer is unable to secure new contracts on substantially similar terms, or if contracts are suspended for an extended period of time, Archer’s revenues and profitability would be materially reduced.

Most of Archer’s Drilling and Well Services business’ contracts with major customers in the US and South America are dayrate contracts, where Archer charges a fixed charge per day regardless of the number of days needed to drill the well. During depressed market conditions, a customer may no longer need a rig that is currently under contract or may be able to obtain a comparable rig at a lower daily rate. As a result, customers may seek to renegotiate the terms of their existing drilling contracts or avoid their obligations under those contracts. In addition, Archer’s customers may have the right to terminate existing contracts if Archer experiences operational problems. The likelihood that a customer may seek to terminate a contract for operational difficulties is increased during periods of market weakness. The cancellation of a number of Archer’s drilling contracts could materially reduce its revenues and profitability.

In addition to dayrate based contracts Archer Drilling Services also performs footage or turnkey based land drilling operations in Argentina. Such contracts carry operational risks of not drilling the wells in the anticipated time, risks of redrilling and risks related to losses of drilling mud.

If Archer is unable to renew or obtain new and favourable contracts for rigs whose contracts are expiring or are terminated, Archer’s revenues and profitability could be materially reduced.

Archer has a number of contracts that will expire in 2012. Archer’s ability to renew these contracts or obtain new contracts and the terms of any such contracts will depend on market conditions. Archer may be unable to renew its expiring contracts or obtain new contracts for the rigs under contracts that have expired or been terminated, and the dayrates under any new contracts may be substantially below the existing dayrates, which could materially reduce Archer’s revenues and profitability.

An oversupply of comparable rigs in the geographic markets in which Archer competes could depress the utilization rates and dayrates for its rigs and materially reduce its revenues and profitability.

Utilization rates, which are the number of days a rig actually works divided by the number of days the rig is available for work, and dayrates, which are the contract prices customers pay for rigs per day, are also affected by the total supply of comparable rigs available for service in the geographic markets in which Archer competes. Improvements in demand in a geographic market may cause Archer’s competitors to respond by moving competing rigs into the market, thus intensifying price competition. Significant new rig construction could also intensify price competition. In the past, there have been prolonged periods of rig oversupply with correspondingly depressed utilization rates and dayrates largely due to earlier, speculative construction of new rigs. Improvements in dayrates and expectations of longer-term, sustained improvements in utilization rates and dayrates for drilling rigs may lead to construction of new rigs. These increases in the supply of rigs could depress the utilization rates and dayrates for the rigs and materially reduce Archer’ revenues and profitability.

Archer’s growth strategy includes making acquisitions, but Archer may be unable to complete and finance future acquisitions on acceptable terms. In addition, Archer may fail to successfully integrate assets or businesses it acquires or may incorrectly predict operating results.

As part of its growth strategy, Archer may consider future acquisitions that could involve the payment by Archer of a substantial amount of cash, the incurrence of a substantial amount of debt, the issuance of a substantial amount of equity or a combination of the foregoing. If Archer is restricted from using cash or incurring debt to fund a potential acquisition, Archer may not be able to issue; on terms it finds acceptable, sufficient equity to complete an acquisition or investment.

Management cannot predict the effect, if any, that any announcement or consummation of an acquisition would have on the trading price of Archer’s common shares.

Any future acquisitions could present a number of risks, including:

•
the risk of incorrect assumptions regarding the future results of acquired operations or assets or expected cost reductions or other synergies expected to be realized as a result of acquiring operations or assets;

•	the risk of failing to integrate the operations or management of any acquired operations or assets successfully and timely; and

•	the risk of diversion of management’s attention from existing operations or other priorities.

If Archer is unsuccessful in integrating its acquisitions in a timely and cost-effective manner, Archer’s financial condition and results of operations could be adversely affected.

The loss of the services of key executives of Archer’s management companies or Archer’s failure to attract and retain skilled workers and key personnel could hurt Archer’s operations.

Archer is dependent upon the efforts and skills of certain Directors and executives employed by Archer’s management companies to manage Archer’s business identify and consummate additional acquisitions and obtain and retain customers.

In addition, Archer and its competitors are dependent upon the available labour pool of skilled employees. Archer’s development and expansion will require additional experienced management and operations personnel. No assurance can be given that Archer will be able to identify and retain these employees. Archer competes with other oilfield services businesses and other employers to attract and retain qualified personnel with the technical skills and experience required to provide Archer’s customers with the highest quality service. A shortage of skilled workers, increases in wage rates or changes in applicable laws and regulations could make it more difficult for Archer to attract and retain personnel and could require Archer to enhance its wage and benefits packages. There can be no assurance that labour costs will not increase. Any increase in Archer’s operating costs could cause its business to suffer.

Severe weather could have a material adverse impact on Archer’s business.

Archer’s business could be materially and adversely affected by severe weather. Repercussions of severe weather conditions may include:

•	curtailment of services;

•	weather-related damage to facilities and equipment resulting in suspension of operations;

•	inability to deliver materials to job sites in accordance with contract schedules; and

•	loss of productivity.

A substantial portion of Archer’s revenue from operations is generated from work performed in the North Sea. Adverse weather conditions during the winter months in the North Sea usually result in low levels of offshore activity. Further, in Brazil, where Archer also generates a significant portion of revenue from operations, adverse weather conditions affect Archer’s results of operations. Optimal weather conditions offshore Brazil normally exist only from October to April and most offshore operations in this region are scheduled for that period. Additionally, during certain periods of the year, Archer may encounter adverse weather conditions such as tropical storms. Adverse seasonal weather conditions limit Archer’s access to job sites and its ability to service wells in affected areas. During periods of curtailed activity due to adverse weather conditions, Archer continues to incur expenses, but its revenues could be delayed or reduced.

Archer has recorded substantial goodwill as the result of its acquisitions and goodwill is subject to periodic reviews of impairment.

Archer performs purchase price allocations to intangible assets when it makes acquisitions. The excess of the purchase price after allocation of fair values to tangible assets is allocated to identifiable intangibles and thereafter to goodwill. Archer conducts periodic reviews of goodwill for impairment in value. Any impairment would result in a non-cash charge against earnings in the period reviewed, which may or may not create a tax benefit, and would cause a corresponding decrease in shareholders’ equity. In the event that market conditions deteriorate or there is a prolonged downturn, Archer may be required to record an impairment of goodwill, and such impairment could be material.

Archer does business in jurisdictions whose political and regulatory environments and compliance regimes differ

Risks associated with Archer’s operations in foreign areas include, but are not limited to:

•	political, social and economic instability, war and acts of terrorism;

•	potential seizure, expropriation or nationalization of assets;

•	damage to Archer’s equipment or violence directed at its employees, including kidnappings and piracy;

•	increased operating costs;

•	complications associated with repairing and replacing equipment in remote locations;

•	repudiation, modification or renegotiation of contracts, disputes and legal proceedings in international jurisdictions;

•	limitations on insurance coverage, such as war risk coverage in certain areas;

•	import-export quotas;

•	confiscatory taxation;

•	work stoppages or strikes;

•	unexpected changes in regulatory requirements;

•	wage and price controls;

•	imposition of trade barriers;

•	imposition or changes in enforcement of local content laws;

•	the inability to collect or repatriate currency, income, capital or assets;

•	foreign currency fluctuations and devaluation; and

•	other forms of government regulation and economic conditions that are beyond Archer’s control.

Part of Archer’s strategy is to prudently and opportunistically acquire businesses and assets that complement Archer’s existing products and services, and to expand Archer’s geographic footprint. If Archer makes acquisitions in other countries, Archer may increase its exposure to the risks discussed above.

Archer’s drilling- and well service operations are subject to various laws and regulations in countries in which Archer operates, including laws and regulations relating to currency conversions and repatriation, oil and natural gas exploration and development, taxation of offshore earnings and earnings of expatriate personnel, the use of local employees and suppliers by foreign contractors and duties on the importation and exportation of supplies and equipment. Governments in some foreign countries have become increasingly active in regulating and controlling the ownership of concessions and companies holding concessions, the exploration for oil and natural gas and other aspects of the oil and natural gas industries in their countries. In some areas of the world, this governmental activity has adversely affected the amount of exploration and development work done by major oil and natural gas companies and may continue to do so. Operations in developing countries can be subject to legal systems which are not as predictable as those in more developed countries, which can lead to greater risk and uncertainty in legal matters and proceedings.

In some jurisdictions Archer is subject to foreign governmental regulations favouring or requiring the awarding of contracts to local contractors or requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. These regulations may adversely affect Archer’s ability to compete. Additionally, Archer’s operations in some jurisdictions may be significantly affected by union activity and general labour unrest. In Argentina and Brazil, where Archer have increased operations as a result of the merger with Allis-Chalmers Inc., labour organizations have substantial support and have considerable political influence. The demands of labour organizations in Argentina have increased in recent years as a result of the general labour unrest and dissatisfaction resulting from the disparity between the cost of living and salaries in Argentina as a result of the devaluation of the Argentine Peso. There can be no assurance that Archer’s operations in Argentina will not face labour disruptions in the future or that any such disruptions will not have a material adverse effect on Archer’s financial condition or results of operations.

Archer’s results of operations may be adversely affected by currency fluctuations.

Due to its international operations, Archer may experience currency exchange losses when revenues are received and expenses are paid in nonconvertible currencies or when Archer does not hedge an exposure to a foreign currency. Archer may also incur losses as a result of an inability to collect revenues because of a shortage of convertible currency available to the country of operation, controls over currency exchange or controls over the repatriation of income or capital. Archer attempts to limit the risks of currency fluctuation and restrictions on currency repatriation where possible by obtaining contracts providing for payment of a percentage of the contract indexed to the U.S. dollar exchange rate. To the extent possible, Archer seeks to limit its exposure to local currencies by matching the acceptance of local currencies to Archer’s local expense requirements in those currencies. Archer may not be able to take these actions in the future, thereby exposing it to foreign currency fluctuations that could cause Archer’s results of operations, financial condition and cash flows to deteriorate materially.

Limitations on Archer’s ability to protect its intellectual property rights, including Archer’s trade secrets, could cause a loss in revenue and a reduction in any competitive advantage that Archer holds.

Some of Archer’s products or services, and the processes Archer uses to produce or provide them, have been granted patent protection, have patent applications pending or are trade secrets. Archer’s business may be adversely affected if Archer’s patents are unenforceable, the claims allowed under Archer’s patents are not sufficient to protect the technology, Archer’s patent applications are denied, or Archer’s trade secrets are not adequately protected. In addition, Archer’s competitors may be able to develop technology independently that is very similar to Archer’s without infringing on Archer’s patents or gaining access to Archer’s trade secrets.

Archer may be subject to litigation if another party claims that Archer has infringed upon its intellectual property rights.

Third parties could assert that the tools, techniques, methodologies, programs and components Archer uses to provide its services infringe upon the intellectual property rights of others. Infringement claims generally result in significant legal and other costs and may distract management from running Archer’s core business. Additionally, if any of these claims were to be successful, developing non-infringing technologies and/or making royalty payments under licenses from third parties, if available, would increase Archer’s costs. If a license were not available Archer might not be able to continue to provide a particular service or product, which could adversely affect Archer’s financial condition, results of operations and cash flows.

Archer could be adversely affected if it fails to keep pace with technological changes and changes in technology could have a negative result on Archer’s market share.

Archer provides drilling and well services in increasingly challenging on- and offshore environments. To meet its clients’ needs, Archer must continually develop new, and update existing, technology for the services it provides. In addition, rapid and frequent technology and market demand changes can render existing technologies obsolete, requiring substantial new capital expenditures, and could have a negative impact on Archer’s market share. Any failure by Archer to anticipate or to respond adequately to changing technology, market demands and client requirements could adversely affect Archer’s business and financial results.

Archer is subject to numerous governmental laws and regulations, some of which may impose significant liability on Archer for environmental and natural resource damages.

Archer is subject to various local and foreign laws and regulations, including those relating to the energy industry in general and the environment in particular, and may be required to make significant capital expenditures to comply with laws and the applicable regulations and standards of governmental authorities and organizations. Moreover, the cost of compliance could be higher than anticipated. Archer’s operations are subject to compliance with the U.S. Foreign Corrupt Practices Act, certain international conventions and the laws, regulations and standards of other foreign countries in which Archer operates. It is also possible that existing and proposed governmental conventions, laws, regulations and standards, including those related to climate and emissions of “greenhouse gases,” may in the future add significantly to Archer’s operating costs or limit Archer’s activities or the activities and levels of capital spending by Archer’s customers.

In addition, many aspects of Archer’s operations are subject to laws and regulations that relate, directly or indirectly, to the oilfield services industry, including laws requiring Archer to control the discharge of oil and other contaminants into the environment or otherwise relating to environmental protection. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and even criminal penalties, the imposition of remedial obligations, and the issuance of injunctions that may limit or prohibit Archer’s operations. Laws and regulations protecting the environment have become more stringent in recent years and may, in certain circumstances, impose strict liability, rendering Archer liable for environmental and natural resource damages without regard to negligence or fault on its part. These laws and regulations may expose Archer to liability for the conduct of, or conditions caused by, others or for acts that were in compliance with all applicable laws at the time the acts were performed. The application of these requirements, the modification of existing laws or regulations or the adoption of new laws or regulations curtailing exploration and production activity could materially limit Archer’s future contract opportunities, materially increase Archer’s costs or both.

Archer may be subject to claims for personal injury and property damage, which could materially adversely affect Archer’s financial condition and results of operations.

Substantially all of Archer’s operations are subject to hazards that are customary for exploration and production activity, including blowouts, reservoir damage, loss of well control, cratering, oil and gas well fires and explosions, natural disasters, pollution and mechanical failure. Any of these risks could result in damage to or destruction of drilling equipment, personal injury and property damage, suspension of operations, or environmental damage. Archer may also be subject to property, environmental and other damage claims by oil and natural gas companies and other businesses operating offshore and in coastal areas. Litigation arising from an accident at a location where Archer’s products or services are used or provided may cause Archer to be named as a defendant in lawsuits asserting potentially large claims. Generally, Archer’s contracts provide for the division of responsibilities between Archer and its customer, and consistent with standard industry practice, Archer’s clients generally assume, and indemnify Archer against, some of these risks. In particular, contract terms generally provide that Archer’s customer, the operator, will retain liability and indemnify Archer for (i) environmental pollution caused by any oil, gas, or other fluids and pollutants originating from below the seabed, (ii) damage to customer and third-party equipment and property including any damage to the sub-surface and reservoir and (iii) personal injury to or death of customer personnel. There can be no assurance, however, that these clients will necessarily be financially able to indemnify Archer against all risks. Also, Archer may be effectively prevented from enforcing these indemnities because of the nature of Archer’s relationship with some of its larger clients. Additionally, from time to time Archer may not be able to obtain agreement from its customers to indemnify Archer for such damages and risks.

To the extent that Archer is unable to transfer such risks to customers by contract or indemnification agreements, Archer generally seeks protection through customary insurance to protect its business against these potential losses. However, Archer has a significant amount of self-insured retention or deductible for certain losses relating to general liability and property damage. There is no assurance that such insurance or indemnification agreements will adequately protect Archer against liability from all of the consequences of the hazards and risks described above. The occurrence of an event for which Archer is not fully insured or indemnified against, or the failure of a customer or insurer to meet its indemnification or insurance obligations, could result in substantial losses.

Archer’s insurance coverage may become more expensive, may become unavailable in the future, and may be inadequate to cover Archer’s losses.

Archer’s insurance coverage is subject to certain significant deductibles and levels of self-insurance, does not cover all types of losses and, in some situations, may not provide full coverage for losses or liabilities resulting from Archer’s operations. In addition, Archer is likely to continue experiencing increased costs for available insurance coverage, which may impose higher deductibles and limit maximum aggregated recoveries. For example, the Deepwater Horizon rig explosion in the Gulf of Mexico may lead to further tightening of an increasingly difficult market for insurance coverage. Insurers may not continue to offer the type and level of coverage that Archer currently maintains, and its costs may increase substantially as a result of increased premiums, potentially to the point where coverage is not available on economically manageable terms. Should liability limits be increased via legislative or regulatory action, it is possible that Archer may not be able to insure certain activities to a desirable level. If liability limits are increased and/or the insurance market becomes more restricted, Archer’s business, financial condition and results of operations could be materially adversely affected.

Insurance costs may also increase in the event of ongoing patterns of adverse changes in weather or climate. Archer may not be able to obtain customary insurance coverage in the future, thus putting Archer at a greater risk of loss due to severe weather conditions and other hazards. Moreover, Archer may not be able to maintain adequate insurance in the future at rates management considers reasonable or be able to obtain insurance against certain risks.

A significant portion of Archer’s business is conducted in the North Sea. The mature nature of this region could result in less drilling activity in the area, thereby reducing demand for Archer’s services.

The North Sea is a mature oil and natural gas production region that has experienced substantial seismic survey and exploration activity for many years. Because a large number of oil and natural gas prospects in this region have already been drilled, additional prospects of sufficient size and quality could be more difficult to identify. Oil and natural gas companies may be unable to obtain financing necessary to drill prospects in this region. The decrease in the size of oil and natural gas prospects, the decrease in production or the failure to obtain such financing may result in reduced drilling activity in the North Sea and reduced demand for Archer’s services.

Archer is a holding company, and as a result is dependent on dividends from its subsidiaries to meet its obligations.

Archer is a holding company and does not conduct any business operations of its own. Archer’s principal assets are the equity interests it owns in its operating subsidiaries, either directly or indirectly. As a result, Archer is dependent upon cash dividends, distributions or other transfers it receives from its subsidiaries to repay any debt it may incur, and to meet its other obligations. The ability of Archer’s subsidiaries to pay dividends and make payments to Archer will depend on their operating results and may be restricted by, among other things, applicable corporate, tax and other laws and regulations and agreements of those subsidiaries. For example, the corporate laws of some jurisdictions prohibit the payment of dividends by any subsidiary unless the subsidiary has a capital surplus or net profits in the current or immediately preceding fiscal year. Payments or distributions from Archer’s subsidiaries also could be subject to restrictions on dividends or repatriation of earnings under applicable local law, and monetary transfer restrictions in the jurisdictions in which Archer’s subsidiaries operate. Archer’s subsidiaries are separate and distinct legal entities. Any right that Archer has to receive any assets of or distributions from any subsidiary upon the bankruptcy, dissolution, liquidation or reorganization of such subsidiary, or to realize proceeds from the sale of the assets of any subsidiary, will be junior to the claims of that subsidiary’s creditors, including trade creditors.

Archer has a significant level of debt, and could incur additional debt in the future, which could have significant consequences for its business and future prospects.

As of 30 June 2011, Archer had total outstanding debt of approximately USD 673.4 million. This debt represented approximately 30.3% of Archer’s total book capitalization. In addition Archer has financed the Great White acquisition with additional debt. Archer’s debt and the limitations imposed on Archer by its existing or future debt agreements could have significant consequences for Archer’s business and future prospects, including the following:

•	Archer may not be able to obtain necessary financing in the future for working capital, capital expenditures, acquisitions, debt service requirements or other purposes;

•	Archer will be required to dedicate a substantial portion of its cash flow from operations to payments of principal and interest on its debt;

•
Archer could be more vulnerable during downturns in its business and be less able to take advantage of significant business opportunities and to react to changes in Archer’s business and in market or industry conditions; and

•	Archer may have a competitive disadvantage relative to its competitors that have less debt.

Archer’s ability to make payments on and to refinance its indebtedness and to fund planned capital expenditures will depend on Archer’s ability to generate cash in the future, which is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond Archer’s control. Archer’s earnings and cash flow may vary significantly from year to year due to the cyclical nature of the oilfield services industry. As a result, Archer’s future cash flows may be insufficient to meet all of its debt obligations and other commitments, and any insufficiency could negatively impact Archer’s business. To the extent Archer is unable to repay its indebtedness as it becomes due or at maturity with cash on hand, Archer will need to refinance its debt, sell assets or repay the debt with the proceeds from equity offerings. Additional indebtedness or equity financing may not be available to Archer in the future for the refinancing or repayment of existing indebtedness, and Archer may not be able to complete asset sales in a timely manner sufficient to make such repayments.

Archer’s credit facility imposes restrictions on Archer that may limit the discretion of management in operating Archer’s business and that, in turn, could impair Archer’s ability to meet its obligations.

Archer’s credit facility contains various restrictive covenants that limit management’s discretion in operating its business. In particular, these covenants limit its ability to, among other things:

•	make certain types of loans and investments;

•	incur or guarantee additional indebtedness;

•	pay dividends, redeem or repurchase stock, prepay, redeem or repurchase other debt or make other restricted payments;

•	use proceeds from asset sales, new indebtedness or equity issuances for general corporate purposes or investment into its business;

•	place restrictions on Archer’s subsidiaries’ ability to make dividends or other payments to Archer;

•	invest in joint ventures;

•	create or incur liens;

•	enter into transactions with affiliates;

•	sell assets or consolidate or merge with or into other companies; and

•	enter into new lines of business.

The credit facility also imposes additional covenants and restrictions, including the imposition of a requirement to maintain a minimum equity ratio at all times. Archer’s ability to comply with these financial covenants and restrictions may be affected by events beyond Archer’s control. Archer’s credit facility requires that Archer meet certain financial ratios and tests and there can be no assurance that Archer will be able to comply with the financial covenants. Reduced activity levels in the exploration and production industry could adversely impact Archer’s ability to comply with such covenants in the future. Archer’s failure to comply with such covenants would result in an event of default under the credit facility, which could result in Archer having to immediately repay all amounts outstanding under the credit facility, and in foreclosure of liens on Archer’s assets.

These covenants could materially and adversely affect Archer’s ability to finance its future operations or capital needs. Furthermore, they may restrict Archer’s ability to expand, to pursue its business strategies and otherwise to conduct its business. A breach of these covenants could result in a default under Archer’s credit facility. If there were to be an event of default under the credit facility, the affected creditors could cause all amounts borrowed under the facility to be due and payable immediately. Additionally, if Archer fails to repay indebtedness under its credit facility when it becomes due, the lender under the credit facility could proceed against the assets which Archer has pledged as security. Archer’s assets and cash flow might not be sufficient to repay its outstanding debt in the event of a default.

Archer’s operations are subject to a significant number of tax regimes, and changes in legislation or regulations in any one of the countries in which Archer operates could negatively and adversely affect Archer’s results of operations.

Archer’s operations are carried out in several countries across the world, and Archer’s tax filings are therefore subject to the jurisdiction of a significant number of tax authorities and tax regimes, as well as cross-border tax treaties between governments. Furthermore, the nature of Archer’s operations means that Archer routinely has to deal with complex tax issues (such as transfer pricing, permanent establishment or similar issues) as well as competing and developing tax systems where tax treaties may not exist or where the legislative framework is unclear. In addition, Archer’s international operations are taxed on different bases that vary from country to country, including net profit, deemed net profit (generally based on turnover) and revenue based withholding taxes based on turnover.

Archer’s management determines its tax provision based on its interpretation of enacted local tax laws and existing practices and uses assumptions regarding the tax deductibility of items and recognition of revenue. Changes in these assumptions and practices could impact the amount of income taxes that Archer provides for in any given year and could negatively and adversely affect the result of Archer’s operations.

Archer’s tax liabilities could increase as a result of adverse tax audits, inquiries or settlements.

Archer’s operations are, and may in the future become, subject to audit, inquiry and possible re-assessment by different tax authorities. In accordance with applicable accounting rules relating to contingencies, management provides for taxes in the amounts that it considers probable of being payable as a result of these audits and for which a reasonable estimate may be made. Management also separately considers if taxes payable in relation to filings not yet subject to audit may be higher than the amounts stated in Archer’s filed tax return, and makes additional provisions for probable risks if appropriate. As forecasting the ultimate outcome includes some uncertainty, the risk exists that adjustments will be recognized to Archer’s tax provisions in later years as and when these and other matters are finalized with the appropriate tax authorities.

Archer is subject to litigation that could have an adverse effect on it.

Archer is from time to time involved in litigation. The numerous operating hazards inherent in Archer’s business increase Archer’s exposure to litigation, which may involve, among other things, contract disputes, personal injury, environmental, employment, tax and securities litigation, and litigation that arises in the ordinary course of business. Management cannot predict with certainty the outcome or effect of any claim or other litigation matter. Litigation may have an adverse effect on Archer because of potential negative outcomes, the costs associated with defending the lawsuits, the diversion of Archer’s management’s resources and other factors.

Archer’s reputation and its ability to do business may be impaired by corrupt behaviour by employees or agents or those of its affiliates.

Archer operates in countries known to experience governmental corruption. While Archer is committed to conducting business in a legal and ethical manner, there is a risk that Archer’s employees or agents or those of its affiliates may take actions that violate either the U.S. Foreign Corrupt Practices Act or legislation promulgated pursuant to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions or other applicable anti-corruption regulations. These actions could result in monetary penalties against Archer or its affiliates and could damage Archer’s reputation and, therefore, its ability to do business.

In addition to the risks that arise in countries that have experienced governmental corruption, there is also a risk that Archer will not be able to ensure that its internal control policies and procedures will protect Archer from fraud or other criminal acts committed by Archer’s employees or agents or those of its affiliates.

1.2	Risks related to the Acquisition of Great White

Archer and Great White will incur transaction, integration and restructuring costs in connection with the acquisition.

Archer and Great White have incurred, and expect to continue to incur, significant costs in connection with the acquisition, including the fees of their respective professional advisors. Archer will also incur integration and restructuring costs as Great White’ operations are integrated with Archer’s operations. The efficiencies anticipated to arise from the acquisition may not be achieved in the near term or at all, and if achieved, may not be sufficient to offset the costs associated with the acquisition. Unanticipated costs, or the failure to achieve expected efficiencies, may have an adverse impact on the results of the operations of the combined company following completion of the acquisition.

The pendency of the acquisition could adversely affect Archer and Great White.

In connection with the acquisition, certain customers of Archer and Great White may delay or defer purchasing decisions, which could negatively impact revenues, earnings and cash flows regardless of whether the acquisition is completed.

1.3	Risks related to Great White’s business

Great White’s business depends on the oil and natural gas industry and particularly on the level of exploration and production activity within the United States, which may be adversely impacted by industry conditions that are beyond Great White’s control.

Great White depend on their customers’ willingness and ability to make operating and capital expenditures to explore for, develop and produce oil and natural gas in the United States. If these expenditures decline, Great White’s business will suffer. Great White’s customers’ willingness to explore, develop and produce depends largely upon prevailing industry conditions that are influenced by numerous factors over which Great White have no control, such as:

•	the supply of and demand for oil and natural gas;

•	the level of prices, and expectations about future prices, of oil and natural gas;

•	the cost of exploring for, developing, producing and delivering oil and natural gas;

•	the expected decline rates of current production;

•	the discovery rates of new oil and natural gas reserves;

•	contractions in the credit market;

•	available pipeline and other transportation capacity;

•	weather conditions, including hurricanes that can affect oil and natural gas operations over a wide area and other natural disasters;

•	political instability in oil and natural gas producing countries;

•	governmental approvals and regulatory requirements and conditions;

•	the continued threat of terrorism and the impact of military and other action, including military action in the Middle East;

•	technical advances affecting energy consumption;

•	the price and availability of alternative fuels;

•	the ability of oil and natural gas producers to raise equity capital and debt financing;

•	merger and divestiture activity among oil and natural gas producers; and

•	domestic and worldwide economic conditions.

Any of the above factors could impact the level of oil and natural gas exploration and production activity and could ultimately have a material adverse effect on Great White’s business, financial condition, results of operations and cash flows.
The cyclicality of the oil and natural gas industry in the United States may cause Great White’s operating results to fluctuate.

Great White derives its revenue from companies in the oil and natural gas exploration and production industry, a historically cyclical industry with levels of activity that are significantly affected by the levels and volatility of oil and natural gas prices. Great White may experience significant fluctuations in operating results as a result of the reactions of Great White’s customers to changes in oil and natural gas prices. For example, in 2009, declines in prices for oil and natural gas, combined with adverse changes in the capital and credit markets, caused many exploration and production companies to reduce their capital budgets and drilling activity. This resulted in a significant decline in demand for Great White’s services, had an adverse impact on Great White’s prices and utilization, and adversely affected the results of operations.

In addition, substantially all of the service revenue Great White earn is based upon a charge for a relatively short period of time (e.g., an hour, a day, a week) for the actual period of time the service is provided to Great White’s customers. By contracting services on a short-term basis, Great White is exposed to the risks of a rapid reduction in market prices and utilization, with resulting volatility in Great White’s revenues.

Great White’s business is difficult to evaluate because Great White have a limited operating history.

Great White commenced operations in December 2005. All of Great White’s assets and operations described in this Information Memorandum were acquired since that time. As a result, there is only limited historical financial and operating information available on which to base the evaluation of Great White’s performance.

Great White may have difficulties managing growth in their business, which could adversely affect the financial condition and results of operations.

The growth of Great White in accordance with Archer’s business plan, if achieved, will place a significant strain on Great White’s financial, technical, operational and managerial resources. As Great White expands their activities through both organic growth and acquisitions, there will be additional demands on financial, technical, operational and management resources. The failure to continue to upgrade Great White’s technical, administrative, operating and financial control systems or the occurrences of unexpected expansion difficulties, including the failure to recruit and retain experienced managers, engineers and other professionals in the oil and natural gas services industry, could have a material adverse effect on Great White’s business, financial condition and results of operations.

If the intended expansion of Great White’s business is not successful, Great White’s financial condition, profitability and results of operations could be adversely affected, and Great White may not achieve increases in revenue and profitability that Archer hope to realize.

A key element of Archer’s business strategy involves the expansion of Great White’s services, geographic presence and customer base. These aspects of the strategy are subject to numerous risks and uncertainties, including:

•	inability to retain or hire experienced crews and other personnel;

•	lack of customer demand for the services Great White intend to provide;

•	inability to secure necessary equipment, raw materials (particularly sand and other proppants) or technology to successfully execute Great White’s expansion plans;

•	shortages of water used in Great White’s hydraulic fracturing operations;

•	equipment downtime due to technical failures might reduce Great White’s ability to achieve the utilization necessary to deliver the estimated financial results,

•
unanticipated delays that could limit or defer the provision of services by Great White and jeopardize their relationships with existing customers and adversely affect Great White’s ability to obtain new customers for such services; and

•	competition from new and existing services providers.

Encountering any of these or any unforeseen problems in implementing Great White’s planned expansion could have a material adverse impact on Great White’s business, financial condition, results of operations and cash flows, and could prevent Great White from achieving the increases in revenues and profitability that Archer hope to realize.

Great White’s business depends upon their ability to obtain specialized equipment and parts from third party suppliers, and Great White may be vulnerable to delayed deliveries and future price increases.

Great White purchases specialized equipment and parts from third party suppliers and affiliates. Currently, there is a high demand for hydraulic fracturing, coiled tubing and other oil field services and extended lead times to obtain equipment needed to provide these services. Further, there are a limited number of suppliers that manufacture the equipment Great White use. Should Great White’s current suppliers be unable or unwilling to provide the necessary equipment and parts or otherwise fail to deliver the products timely and in the quantities required, any resulting delays in the provision of Great White’s services could have a material adverse effect on Great White’s business, financial condition, results of operations and cash flows. In addition, future price increases for this type of equipment and parts could negatively impact Great White’s ability to purchase new equipment to update or expand the existing fleet or to timely repair equipment in the existing fleet.

The loss of or interruption in operations of one or more of Great White’s key raw material suppliers and shortages of water could have a material adverse effect on Great White’s operations.

Great White’s reliance on outside suppliers for some of the key raw materials Great White uses in providing their services involves several risks, including limited control over the price, timely delivery and quality of such materials or equipment. Great White relies on a limited number of suppliers for certain raw materials, particularly sand and other proppants, which are critical for certain of Great White’s operations. In the past Great White have experienced a shortage of sand and if Great White were to again have a problem sourcing this or other raw materials or transporting these materials from these suppliers, Great White’s ability to provide services would be limited. Great White does not have commitments with Great White’s suppliers to ensure the continued supply of raw materials. Historically, Great White has placed orders with their suppliers that meet Great White’s expected raw material demands for short periods of time. Any changes in Great White’s suppliers could cause material delays in Great White’s operations and increase Great White’s costs. In addition, Great White’s suppliers may not be able to meet Great White’s future demands as to volume, quality or timeliness. Great White’s inability to obtain timely delivery of key raw materials of acceptable quality or any significant increases in prices of such materials could result in material operational delays, increase Great White’s operating costs, limit Great White’s ability to service Great White’s customers’ wells or otherwise materially and adversely affect Great White’s business and operating results. Further, Great White’s hydraulic fracturing operations require significant amounts of water and may be negatively impacted by shortages of water, due to droughts or otherwise, in the areas in which Great White operate. Great White’s fracturing operations in certain shales are more water intensive due to the peculiar geology of such shales, and competition for water in such shales is growing.

If Archer is unable to retain key Great White’s personnel after the acquisition is completed, Archer’s business may suffer.

The success of the acquisition will depend in part on Archer’s ability to retain key personnel currently employed by Great White. There is no assurance that Archer will be able to retain key employees of Great White after the acquisition. Current and prospective employees of Great White may experience uncertainty about their future roles with their company until after the acquisition is completed. If key employees terminate their employment, or if insufficient numbers of employees are retained to maintain effective operations, management’s attention might be diverted from successfully integrating Great White’s operations to hiring suitable replacements, and Archer’s business might suffer. In addition, Archer might not be able to locate suitable replacements for any key employees that leave Great White, or Archer may not be able to offer employment to potential replacements on terms they find acceptable.

If Great White is unable to employ a sufficient number of skilled and qualified workers, Great White’s capacity and profitability could be diminished and Great White’s growth potential could be impaired.

The delivery of Great White’s products and services requires skilled and qualified workers with specialized skills and experience who can perform physically demanding work. As a result of the volatility of the oilfield services industry and the demanding nature of the work, workers may choose to pursue employment in fields that offer a more desirable work environment at wage rates that are competitive. Great White’s ability to be productive and profitable will depend upon Great White’s ability to employ and retain skilled workers. In addition, Great White’s ability to expand Great White’s operations depends in part on Great White’s ability to increase the size of Great White’s skilled labour force. The demand for skilled workers is high, and the supply is limited. As a result, competition for experienced oilfield service personnel is intense and Great White faces significant challenges in competing for crews and management with large and well-established competitors. A significant increase in the wages paid by competing employers could result in a reduction of Great White’s skilled labour force, increases in the wage rates that Great White must pay, or both. If either of these events were to occur, Great White’s capacity and profitability could be diminished and Great White’s growth potential could be impaired.

Unionization efforts could increase Great White’s costs or limit their flexibility.

Presently, none of Great White’s employees work under collective bargaining agreements. Unionization efforts have been made from time to time within the industry, to varying degrees of success. Any such unionization could increase Great White’s costs or limit the flexibility.

Advancements in technology could have a material adverse effect on Great White’s business, financial condition and results of operations and cash flows.

As new horizontal and directional drilling, pressure pumping, pressure control and other well service technologies develop, Great White may be placed at a competitive disadvantage, and competitive pressure may force Great White to implement new technologies at a substantial cost. Great White may not be able to successfully acquire or use new technologies. New technologies could render Great White’s current products and services obsolete or significantly reduce demand for Great White’s current products and services. As a result, new advancements in technology could have a material adverse effect on their business, financial condition and results of operations and cash flows.

Great White’s acquisitions may expose them to various risks, including those relating to difficulties in identifying suitable acquisition opportunities and integrating businesses, assets and personnel, as well as difficulties in obtaining financing for targeted acquisitions and the potential for increased leverage or debt service requirements.

As a component of Great White’s business strategy, Great White has pursued selected acquisitions of complementary assets, businesses and technologies. Since Great White’s commencement of operations in December 2005, Great White has completed three acquisitions for an aggregate consideration of approximately USD78.5 million. Acquisitions involve numerous risks, including:

•	unanticipated costs and assumption of liabilities and exposure to unforeseen liabilities of acquired businesses, including but not limited to environmental liabilities;

•	difficulties in integrating the operations and assets of the acquired business and the acquired personnel;

•	limitations on Great White’s ability to properly assess and maintain an effective internal control environment over an acquired business, in order to comply with public reporting requirements;

•	potential losses of key employees and customers of the acquired businesses;

•	inability to commercially develop acquired technologies;

•	risks of entering markets in which Great White has limited prior experience; and

•	increases in Great White’s expenses and working capital requirements.

The process of integrating an acquired business may involve unforeseen costs and delays or other operational, technical and financial difficulties and may require a disproportionate amount of management attention and financial and other resources. Great White’s failure to achieve consolidation savings, to incorporate the acquired businesses and assets into Great White’s existing operations successfully or to minimize any unforeseen operational difficulties could have a material adverse effect on Great White’s financial condition and results of operations.

Great White’s customer base is concentrated and the loss of one or more of Great White’s significant customers could cause their revenue to decline substantially.

Great White’s top five customers accounted for approximately 42%, 36%, 26% and 30% of Great White’s revenue for the six months ended June 30, 2011 and for the years ended December 31, 2010, 2009 and 2008, respectively. Great White’s largest customer accounted for approximately 15%, 18%, 11% and 13% of Great White’s revenue for the six months ended June 30, 2011 and for the years ended December 31, 2010, 2009 and 2008, respectively. It is likely that Great White will continue to derive a significant portion of Great White’s revenue from a relatively small number of customers in the future. If a major customer decided not to continue to use Great White’s services, Great White’s revenue would decline and the operating results and financial condition could be harmed.

Many of Great White’s customers’ activity levels, spending for Great White’s services and payment patterns have been and may continue to be impacted by the credit markets.

Many of Great White’s customers finance their activities through cash flow from operations, the incurrence of debt or the issuance of equity. During 2008 there was a significant decline in the credit and equity markets, adversely impacting the availability of capital. Great White believes that since March 2009, the credit and equity markets have improved. However, uncertainty regarding any continued improvement or the actual deterioration of these markets could have a material adverse impact on Great White’s customers’ willingness or ability to spend for Great White’s services. Such reduction in spending could have a material adverse effect on Great White’s operations.

In addition, while historically Great White’s customer base has not presented significant credit risks, the same factors that may lead to a reduction in Great White’s customers’ spending also may increase Great White’s exposure to the risks of nonpayment and nonperformance by Great White’s customers. A significant reduction in Great White’s customers’ liquidity may result in a decrease in their ability to pay or otherwise perform on their obligations to us. Any increase in the nonpayment of and nonperformance by Great White’s counterparties, either as a result of recent changes in financial and economic conditions or otherwise, could have an adverse impact on Great White’s operating results and could adversely affect the liquidity.

Great White may not be able to provide services that meet the specific needs of oil and natural gas exploration and production companies at competitive prices.

The markets in which Great White operates are generally highly competitive and have relatively few barriers to entry. The principal competitive factors in Great White’s markets are price, product and service quality and availability, responsiveness, experience, technology, equipment quality and reputation for safety. Great White competes with large national and multi-national companies that have longer operating histories, greater financial, technical and other resources and greater name recognition than Great White do. Several of Great White’s competitors provide a broader array of services and have a stronger presence in more geographic markets. In addition, Great White competes with several smaller companies capable of competing effectively on a regional or local basis. Great White’s competitors may be able to respond more quickly to new or emerging technologies and services and changes in customer requirements. Some contracts are awarded on a bid basis, which further increases competition based on price. Pricing is often the primary factor in determining which qualified contractor is awarded a job. The competitive environment has intensified as recent mergers among oil and natural gas companies have reduced the number of available customers. As a result of competition, Great White may lose market share or be unable to maintain or increase prices for Great White’s present services or to acquire additional business opportunities, which could have a material adverse effect on Great White’s business, financial condition, results of operations and cash flows.

In addition, some exploration and production companies have begun performing hydraulic fracturing and directional drilling on their wells using their own equipment and personnel. Any increase in the development and utilization of in-house fracturing and directional drilling capabilities by Great White’s customers could decrease the demand for Great White’s services and have a material adverse impact on Great White’s business.

Severe weather could have a material adverse impact on Great White’s business.

Great White’s business could be materially and adversely affected by severe weather. Repercussions of severe weather conditions may include:

•	curtailment of services;

•	weather-related damage to equipment resulting in suspension of operations;

•	weather-related damage to Great White’s facilities;

•	inability to deliver equipment and materials to jobsites in accordance with contract schedules; and

•	loss of productivity.

In addition, oil and natural gas operations of customers located in Michigan, Montana, North Dakota, West Virginia, Wyoming and other cold weather states can be adversely affected by seasonal weather conditions, primarily in the spring. Many municipalities impose weight restrictions on the paved roads that lead to Great White’s jobsites due to the muddy conditions caused by spring thaws. This can limit Great White’s access to these jobsites and Great White’s ability to service wells in these areas. These constraints and the resulting shortages or high costs could delay Great White’s operations and materially increase Great White’s operating and capital costs in those regions.

Great White’s operations are subject to hazards inherent in the oil and natural gas industry, which could expose Great White to substantial liability and cause Great White to lose customers and substantial revenue.

Risks inherent to Great White’s industry, such as equipment defects, vehicle accidents, explosions, uncontrollable flows of gas or well fluids, and releases of and exposure to hazardous substances, including certain substances contained in hydraulic fracturing fluid such as hydrochloric acid and petrochemicals, can cause personal injury, loss of life, suspension of operations, damage to formations, damage to facilities, business interruption and damage to or destruction of property, equipment, natural resources and the environment. The cost of managing such risks may be significant. These risks could expose Great White to substantial liability for personal injury, wrongful death, property damage, loss of oil and natural gas production, pollution, natural resources and other environmental damages and environmental clean-up responsibilities. The frequency and severity of such incidents will affect operating costs, insurability and relationships with customers, employees and regulators. In particular, Great White’s customers may elect not to purchase Great White’s services if they view Great White’s environmental or safety record as unacceptable, which could cause Great White to lose customers and substantial revenues. In addition, these risks may be greater for Great White than some of Great White’s competitors because Great White sometimes acquire companies that may not have allocated significant resources and management focus to safety and environmental matters and may have a poor environmental and safety record and associated possible exposure.

Great White works in a dangerous business and Great White’s safety procedures may not always prevent accidents. Great White’s insurance coverage may be inadequate to cover Great White’s liabilities. In addition, Great White may not be able to maintain adequate insurance in the future at rates Great White consider reasonable and commercially justifiable and insurance may not continue to be available on terms as favourable as Great White’s current arrangements. In addition, certain types of insurance coverage may not be available in the future. The occurrence of a significant uninsured claim, a claim in excess of the insurance coverage limits maintained by Great White or a claim at a time when Great White is not able to obtain liability insurance could have a material adverse effect on Great White’s ability to conduct normal business operations and on Great White’s financial condition, results of operations and cash flows. Great White’s senior management may not be successful in improving Great White’s overall environmental and safety record.

Great White are subject to extensive environmental, health and safety laws and regulations that may subject Great White to substantial liability or require the company to take actions that will adversely affect Great White’s results of operations.

Great White’s business is significantly affected by stringent and complex federal, state and local laws and regulations governing the discharge of substances into the environment or otherwise relating to environmental protection and health and safety matters. As part of Great White’s business, they handle, transport and dispose of a variety of fluids and substances, including hydraulic fracturing fluids that can contain hydrochloric acid and certain petrochemicals. This activity poses some risks of environmental liability, including leakage of hazardous substances from the wells to surface and subsurface soils, surface water or groundwater. Great White also handles, transport and store these substances. The handling, transportation, storage and disposal of these fluids are regulated by a number of laws, including the Resource Conservation and Recovery Act; the Comprehensive Environmental Response, Compensation, and Liability Act; the Clean Water Act; the Safe Drinking Water Act; and other federal and state laws and regulations promulgated thereunder. The cost of compliance with these laws can be significant. Failure to properly handle, transport or dispose of these materials or otherwise conduct Great White’s operations in accordance with these and other environmental laws could expose Great White to substantial liability for administrative, civil and criminal penalties, cleanup and site restoration costs and liability associated with releases of such materials, damages to natural resources and other damages, as well as potentially impair Great White’s ability to conduct Great White’s operations. Great White could be exposed to liability for cleanup costs, natural resource damages and other damages under these and other environmental laws. Such liability is commonly on a strict, joint and several liability basis, without regard to fault. Liability may be imposed as a result of Great White’s conduct that was lawful at the time it occurred or the conduct of, or conditions caused by, prior operators or other third parties. Environmental laws and regulations have changed in the past, and they are likely to change in the future and become more stringent. If existing environmental requirements or enforcement policies change, Great White may be required to make significant unanticipated capital and operating expenditures.

Many nations have agreed to limit emissions of “greenhouse gases,” or GHG’s, pursuant to the United Nations Framework Convention on Climate Change, also known as the “Kyoto Protocol.” Methane, a primary component of natural gas, and carbon dioxide, a byproduct of the burning of oil, natural gas, and refined petroleum products are GHGs regulated by the Kyoto Protocol. Although the United States is not participating in the Kyoto Protocol at this time, several states have adopted legislation and regulations to reduce emissions of greenhouse gases. Additionally, on April 2, 2007, the U.S. Supreme Court ruled, in Massachusetts, et al. v. EPA, that the United States Environmental Protection Agency, or EPA, has the authority to regulate carbon dioxide emissions from automobiles as “air pollutant” under the federal Clean Air Act. Thereafter, in December 2009, the EPA determined that emissions of carbon dioxide, methane and other GHGs present an endangerment to human health and the environment because, according to the EPA, emissions of such gases contribute to warming of the earth’s atmosphere and other climatic changes. These findings by the EPA allowed the agency to proceed with the adoption and implementation of regulations that would restrict emissions of GHGs under existing provisions of the federal Clean Air Act. Subsequently, the EPA recently adopted two sets of related rules, one of which purports to regulate emissions of GHGs from motor vehicles and the other of which would regulate emissions of GHGs from large stationary sources of emissions such as power plants or industrial facilities. The EPA finalized the motor vehicle rule in April 2010 and it became effective January 2011, although it does not require immediate reductions in GHG emissions. The EPA adopted the stationary source rule in May 2010, and it also became effective January 2011, although it remains the subject of several pending lawsuits filed by industry groups. Additionally, in September 2009, the EPA issued a final rule requiring the reporting of GHG emissions from specified large GHG emission sources in the U.S., including natural gas liquids fractionators and local natural gas/distribution companies, beginning in 2011 for emissions occurring in 2010.

In June 2009, the U.S. House of Representatives passed the American Clean Energy and Security (ACES) Act that, among other things, would have established a cap-and-trade system to regulate greenhouse gas emissions and would have required an 80% reduction in GHG emissions from sources within the United States between 2012 and 2050. The ACES Act did not pass the Senate, however, and so was not enacted by the 111th Congress. The United States Congress is likely to again consider a climate change bill in the future. Moreover, almost half of the states have already taken legal measures to reduce emissions of GHGs, primarily through the planned development of GHG emission inventories and/or regional GHG cap and trade programs. Most of these cap and trade programs work by requiring major sources of emissions, such as electric power plants, or major producers of fuels, such as refineries and gas processing plants, to acquire and surrender emission allowances corresponding with their annual emissions of GHGs.

The number of allowances available for purchase is reduced each year until the overall GHG emission reduction goal is achieved. As the number of GHG emission allowances declines each year, the cost or value of allowances is expected to escalate significantly. Restrictions on emissions of methane or carbon dioxide that may be imposed in various states could adversely affect the oil and natural gas industry and, therefore, could reduce the demand for Great White’s products and services. Currently, Great White’s operations are not adversely impacted by existing state and local climate change initiatives and, at this time, it is not possible to accurately estimate how potential future laws or regulations addressing greenhouse gas emissions would impact Great White’s business.

Any failure by Great White to comply with applicable environmental laws and regulations may result in governmental authorities taking actions that could adversely impact Great White’s operations and financial condition, including the:

•	issuance of administrative, civil and criminal penalties;

•	denial, suspension or revocation of necessary permits, licenses or other authorizations;

•	imposition of injunctive obligations or limitations on Great White’s operations;

•	requirement that additional pollution controls be installed on Great White’s equipment; and

•	required performance of site investigatory, remedial or other corrective actions.

Federal and state legislative and regulatory initiatives relating to hydraulic fracturing could result in increased costs and additional operating restrictions or delays.

The federal Safe Drinking Water Act, or SDWA, regulates the underground injection of substances through the Underground Injection Control, or UIC program. Hydraulic fracturing generally is exempt from regulation under the UIC program, but the hydraulic fracturing process is typically regulated by state oil and gas commissions. The EPA has recently taken the position that hydraulic fracturing with fluids containing diesel fuel is subject to regulation under the UIC program, specifically as “Class II” UIC wells. At the same time, the EPA has commenced a study of the potential environmental impacts of hydraulic fracturing activities, and a committee of the U.S. House of Representatives is also conducting an investigation of hydraulic fracturing practices. As part of these studies, both the EPA and the House committee have requested that certain companies provide them with information concerning the chemicals used in the hydraulic fracturing process. These studies, depending on their results, could spur initiatives to regulate hydraulic fracturing under the SDWA or otherwise.

In March 2011, companion bills entitled the Fracturing Responsibility and Awareness of Chemicals (FRAC) Act of 2009 were reintroduced in the United States Senate and House of Representatives. These bills, which are currently under consideration by Congress, would repeal the exemption for hydraulic fracturing from the SDWA, which would have the effect of allowing the EPA to promulgate regulations requiring permits and implementing potential new requirements on hydraulic fracturing under the SDWA. This could, in turn, require state regulatory agencies in states with programs delegated under the SDWA to impose additional requirements on hydraulic fracturing operations. In addition, the bills would require persons using hydraulic fracturing, such as us, to disclose the chemical constituents, but not the proprietary formulas, of their fracturing fluids to a regulatory agency, which would make the information public via the internet. Additionally, fracturing companies would be required to disclose specific chemical contents of fluids, including proprietary chemical formulas, to state authorities or to a requesting physician or nurse if deemed necessary by the physician or nurse in connection with a medical emergency.

Some states have adopted or are considering adopting regulations that could restrict hydraulic fracturing in certain circumstances and/or require the disclosure of the composition of hydraulic fracturing fluids, which generally contain hazardous substances. For example, in June 2010, the Wyoming Oil and Gas Conservation Commission passed a rule requiring disclosure of hydraulic fracturing fluid content. In November 2010, the Pennsylvania Environmental Quality Board proposed regulations that would require reporting of the chemicals used in fracturing fluids. Effective January 15, 2011, Arkansas began requiring disclosure of the components, but not the precise chemical composition, of hydraulic fracturing fluids. On May 31, 2011, the Texas Legislature adopted new legislation requiring oil and gas operators to publicly disclose the chemicals used in the hydraulic fracturing process. It was signed into law on June 17, 2011, effective as of September 1, 2011. The Texas Railroad Commission will adopt rules and regulations implementing this legislation in two phases by July 1, 2012 and 2013, respectively. The new law requires that well operators disclose the list of chemical ingredients subject to the requirements of federal Occupational Safety and Health Act (OSHA) for disclosure on an internet website and also file the list of chemicals with the Railroad Commission with the well completion report. The total volume of water used to hydraulically fracture a well must also be disclosed to the public and filed with the Railroad Commission. In addition, the new law requires disclosure on a public website and to the Railroad Commission of other chemical ingredients that were intentionally included and used for the purpose of hydraulic fracturing. The new law contemplates that certain hydraulic fracturing chemicals may be claimed as a trade secret, although disclosure of such information would be required to a health professional or emergency responder who needs the information for medical treatment.

If new laws or regulations that significantly restrict hydraulic fracturing, such as the FRAC Act, are adopted, such laws could make it more difficult or costly for Great White to perform fracturing to stimulate production from tight formations as well as make it easier for third parties opposing the hydraulic fracturing process to initiate legal proceedings based on allegations that specific chemicals used in the fracturing process could adversely affect groundwater. In addition, if hydraulic fracturing is further regulated at the federal or state level, Great White’s fracturing activities could become subject to additional permitting and financial assurance requirements, more stringent construction specifications, increased monitoring, reporting and recordkeeping obligations, plugging and abandonment requirements and also to attendant permitting delays and potential increases in costs and liability. Such legislative changes could cause Great White to incur substantial compliance costs, and compliance or the consequences of any failure to comply by Great White could have a material adverse effect on Great White’s financial condition and results of operations. At this time, it is not possible to estimate the impact on Great White’s business of newly enacted or potential federal or state legislation governing hydraulic fracturing.

Increasing trucking regulations may increase Great White’s costs and negatively impact Great White’s results of operations.

Through the transportation and relocation of Great White’s oilfield service equipment, Great White operates trucks and other heavy equipment. As such, Great White operates as a motor carrier in providing certain of Great White’s services and therefore is subject to regulation by the United States Department of Transportation and by various state agencies. These regulatory authorities exercise broad powers, governing activities such as the authorization to engage in motor carrier operations, driver licensing and qualification, insurance requirements, hours of service, financial reporting and review of certain mergers, consolidations and acquisitions, and transportation of hazardous materials (HAZMAT). The Department of Transportation periodically conducts compliance reviews and may revoke registration privileges based on certain safety performance criteria that could result in a suspension of operations. The rating scale consists of “satisfactory,” “conditional,” and “unsatisfactory” ratings. Currently, Great White Pressure Control LLC and Great White Pressure Pumping LLC are operating with a “conditional” rating. Great White’s trucking operations are subject to possible regulatory and legislative changes that may increase Great White’s costs. Some of these possible changes include increasingly stringent environmental regulations, changes in the hours of service regulations which govern the amount of time a driver may drive or work in any specific period, onboard black box recorder device requirements or limits on vehicle weight and size.

Interstate motor carrier operations are subject to safety requirements prescribed by the United States Department of Transportation. To a large degree, intrastate motor carrier operations are subject to state safety regulations that mirror federal regulations. Matters such as the weight and dimensions of equipment are also subject to federal and state regulations. From time to time, various legislative proposals are introduced, including proposals to increase federal, state, or local taxes, including taxes on motor fuels, which may increase Great White’s costs or adversely impact the recruitment of drivers. Archer cannot predict whether, or in what form, any increase in such taxes applicable to Great White will be enacted.

A terrorist attack or armed conflict could harm Great White’s business.

Terrorist activities, anti-terrorist efforts and other armed conflicts involving the United States or other countries may adversely affect the United States and global economies and could prevent Great White from meeting their financial and other obligations. If any of these events occur, the resulting political instability and societal disruption could reduce overall demand for oil and natural gas, potentially putting downward pressure on demand for Great White’s services and causing a reduction in Great White’s revenues. Oil and natural gas related facilities could be direct targets of terrorist attacks, and Great White’s operations could be adversely impacted if infrastructure integral to Great White’s customers’ operations is destroyed or damaged. Costs for insurance and other security may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all.

Legal requirements, conservation measures and technological advances could reduce demand for oil and natural gas, which may adversely affect Great White’s business, financial condition, results of operations and cash flows.

Environmental and energy matters have been the focus of increased scientific and political scrutiny and are subject to various legal requirements. International agreements, national laws, state laws and various regulatory schemes limit or otherwise regulate energy-related activities, such as emissions of greenhouse gasses, and additional restrictions are under consideration by governmental entities. These legal requirements as well as fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas, technological advances in fuel economy and energy generation devices could reduce demand for oil and natural gas. Archer cannot predict the impact of the changing demand for oil and gas services and products, and any major changes may have a material adverse effect on Great White’s business, financial condition, results of operations and cash flows.

Losses and liabilities from uninsured or underinsured drilling and operating activities could have a material adverse effect on Great White’s financial condition and operations.

Great White maintain operational insurance coverage of types and amounts that Great White believe to be customary in the industry, including commercial general liability, workers’ compensation, business auto, excess auto liability, commercial property, motor truck cargo, umbrella liability and excess liability insurance policies. Great White is not fully insured against all risks, either because insurance is not available or because of the high premium costs relative to perceived risk. Further, any insurance obtained by Great White may not be adequate to cover any losses or liabilities and this insurance may not continue to be available at all or on terms which are acceptable to us. Insurance rates have in the past been subject to wide fluctuation and changes in coverage could result in less coverage, increases in cost or higher deductibles and retentions. Liabilities for which Great White are not insured, or which exceed the policy limits of Great White’s applicable insurance, could have a material adverse effect on Great White’s business activities, financial condition and results of operations.

Great White may be subject to claims for personal injury and property damage, which could materially adversely affect Great White’s financial condition and results of operations.

Great White operates with most of their customers through master service agreements, or MSAs. Great White endeavour to allocate potential liabilities and risks between the parties in the MSAs. Generally, Great White’s MSAs contain indemnification to Great White for liability for pollution or environmental claims arising from subsurface conditions or resulting from the drilling activities of Great White’s customers or their operators. Great White may have liability in such cases if Great White is negligent or commit wilful acts. Generally, Great White’s customers also agree to indemnify Great White against claims arising from their employees’ personal injury or death, unless resulting from Great White’s gross negligence or wilful misconduct. Similarly, Great White agrees to indemnify Great White’s customers for liabilities arising from personal injury or death of any of Great White’s employees, unless resulting from gross negligence or wilful misconduct of the customer. In addition, Great White’s customers agree to indemnify Great White for loss or destruction of customer-owned property or equipment and in turn, Great White agrees to indemnify Great White’s customers for loss or destruction of property or equipment Great White own. Losses due to catastrophic events, such as blowouts, are generally the responsibility of the customer. However, despite this general allocation of risk, Great White might not succeed in enforcing such contractual allocation, might incur an unforeseen liability falling outside the scope of such allocation or may be required to enter into an MSA with terms that vary from the above allocations of risk. As a result, Great White may incur substantial losses that could materially and adversely affect Great White’s financial condition and results of operation.

1.4	Risks related to the combined business of Archer and Great White

Archer and Great White may not achieve the expected benefits of the acquisition.

Archer entered into the Sale and Purchase Agreement with the expectation that the acquisition will result in various benefits. Some of those benefits may not be achieved or, if achieved, may not be achieved in the time frame in which they are expected. Whether the combined company will actually realize these anticipated benefits depends on future events and circumstances, some of which are beyond Archer’s control. For example, future growth in revenues, earnings and cash flow will be partly dependent on future economic conditions and conditions in the oil and gas exploration and production industry. Also, the potential synergies that Archer anticipates may not be realized. In addition, other risk factors discussed below may prevent the achievement of the expected advantages of the acquisition.

Archer’s inability to effectively integrate the business and operations of Great White with its own could disrupt its operations and force Archer to incur unanticipated costs.

The acquisition will significantly increase the size of Archer’s operations. Archer’s ability to integrate Great White’s operations with its own will be important to the future success of the combined company. Successful integration is subject to numerous conditions beyond Archer’s control, including adverse general and regional economic conditions, general industry trends and competition. The successful integration of Great White’s business will also require Archer to, among other things, retain key employees from Great White. Archer’s future performance will depend, in part, on its ability to successfully integrate these new employees into Archer. Archer’s failure to retain and successfully integrate these new employees, or otherwise effectively integrate Great White’s operations with its own, could disrupt Archer’s ongoing business, force Archer to incur unanticipated costs and adversely affect the trading price of Archer common shares. If Archer is unable to realize the anticipated benefits of the acquisition due to its inability to address the challenges of integrating Great White’s business or for any other reason, it could have a material adverse effect on the combined company’s business and financial and operating results and require significant additional time on the part of its senior management dedicated to attempting to resolve integration issues.

Following the acquisition, on a consolidated basis, Archer will have more debt than prior to the acquisition, which could adversely affect its business.

In connection with the acquisition, Archer has assumed approximately USD 440 million of net debt obligations. Great White was acquired on a debt free basis, but Archer has partly financed the acquisition through new debt. Any failure on the part of the combined company to satisfy the financial covenants in the loan agreement and to make the interest payment and instalment will have a material adverse effect on its ability to continue its business.

Archer will need to refinance a portion of the assumed debt by December 31, 2011, and will risk to not being able to secure funding, which could adversely affect its business.

Part of the financing assumed to fund the acquisition was done via bridge financing until alternative financing was set in place or otherwise concluded. As of the date of this Information Memorandum, a total of USD 67 million in bridge financing would need to be repaid within December 31, 2011 if not otherwise refinanced.

Archer will need to refinance a portion of the assumed debt by March 31, 2012, and will risk to not being able to secure funding, which could adversely affect its business.

Part of the financing assumed to fund the acquisition uses an existing tranche amounting to USD 215 million, which was originally earmarked for the repayment of Allis-Chalmers bonds. This tranche needs to be refinanced before March 31 2012.

1.5	Risks related to Archer’s common shares

Archer common shares may trade at low volumes that could have an adverse effect on the resale price, if any, of the Archer common shares.

An active trading market may not prevail on the Oslo Børs. Active and liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. If an active trading market for the Archer common shares does not prevail, the price of the shares may be more volatile and it may be more difficult to complete a buy or sell order for Archer common shares.

Even if an active public trading market prevails, there may be little or no market demand for the Archer common shares, making it difficult or impossible to resell the shares, which would have an adverse effect on the resale price, if any, of the Archer common shares. Archer cannot predict the price, if any, at which Archer common shares will trade.

The price of Archer’s common shares has been, and may continue to be, volatile.

The trading price of Archer common shares as registered on the Oslo Børs has historically fluctuated. The volatility of the price of Archer’s common shares depends upon many factors including:

•	decreases in prices for oil and natural gas resulting in decreased demand for Archer’s services;

•	variations in Archer’s operating results and failure to meet expectations of investors and analysts;

•	increases in interest rates;

•	illiquidity of the market for Archer’s common shares;

•	sales of common shares by existing shareholders;

•	Archer’s substantial indebtedness; and

•	other developments affecting Archer or the financial markets.

A reduced share price may result in a loss to investors and will adversely affect Archer’s ability to issue common shares to fund Archer’s activities.

Archer is a Bermuda company and being a shareholder of a Bermuda company involves different rights and privileges than being a stockholder of a corporation registered in another jurisdiction.

The rights of shareholders of Archer are governed by the law of Bermuda and by Archer’s memorandum of association and amended and restated By-Laws. Bermuda law extends to shareholders certain rights and privileges that may not exist under in other jurisdictions and, conversely, does not extend rights and privileges that stockholders governed by other jurisdictions may have.

Because Archer is organized under the laws of Bermuda, investors may face difficulties in protecting their interests, and their ability to protect their rights through courts may be limited.

It may be difficult to bring and enforce suits against Archer because Archer is organized under the laws of Bermuda. Some of Archer’s Directors reside in various jurisdictions outside Norway and the United States. As a result, it may be difficult for investors to affect service of process within Norway and the United States upon Archer’s non-Norwegian and non-U.S. Directors or within other jurisdictions outside the relevant Director’s country of residence. Equally it may be difficult for investors to enforce judgments obtained in the Norwegian courts and the United States courts or courts of other jurisdictions outside Bermuda or the relevant Director’s country of residence against Archer or its non-Norwegian and non-U.S. Directors. In addition, there is some doubt as to whether the courts of Bermuda and other countries would recognize or enforce judgments of foreign courts obtained against Archer or its Directors or officers or would hear actions against Archer or those persons based on foreign laws. Archer has been advised by its legal advisors in Bermuda that the United States and Bermuda do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters and, similarly, there are no such agreement between Norway and Bermuda. Some remedies available under the laws of U.S. jurisdictions, including some remedies available under the U.S. federal securities laws, may not be allowed in Bermuda courts as contrary to that jurisdiction’s public policy. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not based solely on United States federal or state securities laws, would not automatically be enforceable in Bermuda. Similarly, those judgments may not be enforceable in countries other than the United States.

Archer may not have sufficient capital in the future to meet its needs. Future financings to provide this capital may dilute shareholders’ ownership in the combined company.

Archer may raise additional capital in the future through public or private debt or equity financings by issuing additional common shares or other preferred financing shares, debt or equity securities convertible into common or preferred shares, or rights to acquire these securities. Archer may need to raise this additional capital in order to (among other things):

•	take advantage of expansion or acquisition opportunities;

•	acquire, form joint ventures with or make investments in complementary businesses, technologies or products;

•	develop new products or services;

•	respond to competitive pressures;

•	repay debt; or

•	respond to a difficult market climate.

Archer’s management expects to issue additional equity securities to fund the acquisition of additional businesses and pursuant to employee benefit plans. Archer may also issue additional equity securities for other purposes. These securities may have the same rights as Archer’s common shares or, alternatively, may have dividend, liquidation, or other preferences to Archer’s common shares. The issuance of additional equity securities will dilute the holdings of existing shareholders and may reduce the price of Archer’s common shares.

Seadrill and Lime Rock currently control a substantial ownership stake in Archer and such interests could conflict with those of Archer’s other shareholders.

Seadrill and Lime Rock, held 146.238.446 and 45,101.867 respectively of Archer’s common shares as of 8 September 2011, which corresponds to 39.9% and 12.3% of the issued and fully paid shares.

As a result of these substantial ownership interests in Archer, Seadrill and Lime Rock have the ability to exert significant influence over certain actions requiring shareholder approval, including, but not limited to, increasing or decreasing the authorized share capital of Archer (and disapplying pre-emptive rights), the election of Directors, declaration of dividends, the appointment of management and other policy decisions. While transactions with a controlling shareholder could benefit Archer, the interests of these significant shareholders could at times conflict with the interests of other holders of Archer’s common shares. Although Archer has in the past sought and continues to seek to conclude all related party transactions on an arm’s-length basis, and Archer has adopted procedures for entering into transactions with related parties, conflicts of interest may arise between Archer and Archer’s principal shareholders or their respective affiliates, resulting in the conclusion of transactions on terms not determined by market forces. Any such conflicts of interest could adversely affect Archer’s business, financial condition and results of operations, and therefore the value of its shares.

2	RESPONSIBILITY FOR THE INFORMATION MEMORANDUM

This Information Memorandum has been prepared by the Company to provide information to shareholders and prospective investors of the Company in connection with the Acquisition of Great White.

The Board accepts responsibility for the information contained in this Information Memorandum. The member of the Board confirm that, after having taken all reasonable care to ensure that such is the case, the information contained in the Information Memorandum is, to the best of their knowledge, in accordance with the facts and contains no omission likely to affect its import.

12 September 2011

The Board of Archer Limited

Saad Bargach (Chairman)	Fredrik Halvorsen (Deputy Chairman)	Kate Blankenship (Director)

Cecilie Fredriksen (Director)	Tor Olav Trøim (Director)	Alejandro P. Bulgheroni (Director)

Giovanni Dell' Orto (Director)	John Reynolds (Director)	Jørgen Rasmussen (Director)

3	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Information Memorandum and the documents incorporated by reference herein contain forward-looking statements. All statements other than statements of historical facts are statements that could be deemed forward-looking statements, including statements preceded by, followed by or that include the words “estimate,” “plan,” project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “think,” “view,” “seek,” “target,” “goal,” or similar expressions; any projections of earnings, revenues, expenses, synergies, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations, including integration and any potential restructuring plans; any statements regarding completion (or non-completion) of the proposed Acquisition, including and the anticipated timing of approvals relating to the acquisition; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief; and any statements of assumptions underlying any of the foregoing.

Such forward-looking statements, whether expressed or implied, are subject to risks and uncertainties which could cause the actual results of Archer or Great White and their consolidated subsidiaries to differ materially from those implied by such forward-looking statements, due to a number of factors, many of which are beyond either of Archer’s or Great White’ control. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, results of Archer and Great White could differ materially from the expectations in these statements. Archer and Great White do not undertake any obligation to update these forward-looking statements, except as required by law.

No forward-looking statements contained in this Information Memorandum should be relied upon as predictions of future events. No assurance can be given that the expectations expressed in these forward-looking statements will prove to be correct. Actual results could differ materially from expectations expressed in the forward-looking statements if one or more of the underlying assumptions or expectations proves to be inaccurate or is unrealized. Some important factors that could cause actual results to differ materially from those in the forward-looking statements are, in certain instances, included with such forward-looking statements and in section 1 “Risk Factors”.

Readers are cautioned not to place undue reliance on the forward-looking statements contained in this Information Memorandum, which represent the best judgment of the Company’s management as of the date of this Information Memorandum. Except as required by applicable law, the Company does not undertake responsibility to update these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are advised, however, to consult any further public disclosures made by the Company, such as filings made with Oslo Børs or press releases.

4	THE ACQUSITION

4.1	Background and reasons for the Acquisition

On August 1, 2011, Archer announced that it through a wholly owned subsidiary had entered into an agreement to acquire all the operating companies of Great White Energy Services, a group formed by Wexford Capital LP, for USD 742 million on a cash and debt free basis. On August 23, 2011, Archer announced that the conditions for closing had been fulfilled and that the parties in light of recent developments in the financial markets had agreed to reduce the purchase price from USD 742 million to USD 630 million on a cash and debt free basis. The Acquisition was closed on August 24, 2011.

The Acquisition gives Archer an entry point into the rapidly expanding frac market and effectively doubles its coil tubing and directional drilling capacity in the United States where development of unconventional oil and natural gas shale plays continue to drive E&P investments. The combined company will be operational in all major oil and gas regions in the US.

Great White provides industry-leading pressure control including coil tubing and snubbing services, directional drilling, and pressure pumping including fracing and nitrogen services. Its operations are primarily focused on the U.S. onshore unconventional resource plays with locations in many of the prolific basins with strong drilling activity, primarily focused on oil and liquids. Great White's services are targeted at drilling and completing the horizontal wells that are critical in increasing the ultimate recovery in unconventional basins.

Great White operates 13 service centres strategically located around the unconventional plays in Michigan, Oklahoma, Texas, West Virginia, Colorado, Arkansas and Wyoming and are highly complementary to Archer's existing locations with minimal overlap and integration risk. Archer's new pressure pumping division and its expanded pressure control divisions will be headquartered in Oklahoma City.

The Company believes that this transaction will benefit from strong macro trends in the oil and gas industry including a continued rise in horizontal well drilling, higher service intensity with a continued growth in demand for fracturing services combined with increased onshore focus from major integrated oil and natural gas companies in particular in unconventional resource plays both in the US and internationally. The Company also believes that the combination of Archer and Great White is highly complementary and will provide a complete service offering in the fast growing unconventional oil and gas market servicing all major unconventional resources in the United States. It will also give Archer the ability to bring these services to existing Archer strongholds overseas and to international plays with similar reservoir characteristics.

Great White has an experienced management and operational team with an extensive track record in oilfield services and is a welcome addition to the US operations. The addition of Great White is in line with the desire to better serve the customers who will now benefit from the stronger position in Directional Drilling and Pressure Control, and the addition of Pressure Pumping Services. For Archer, this is another important step in the continued quest to create a global leader in Drilling and Well Services that is focused on assisting the customers produce more hydrocarbons through their wells. The Company plan to take these services into the international areas in the coming years.

A total of 16 employees in Great White had transaction related fees payable upon the closing of the acquisition of Great White. The total amount paid to the employees related to the transaction constituted a total of USD 22.0 million. This amount was paid for in full by the selling company, and will not impact the financial accounts of Archer.

Other than the above mentioned agreements with Great White employees, no agreements have been entered into, or are expected to be entered into, for any other employee of Archer.

4.2	Financing of the Acquisition

In connection with the acquisition of Great White, Archer’s credit facility with the existing bank syndicate (Fokus Bank, DnBNOR, Swedbank and Nordea) was increased with USD 687.5 million to USD 1,187.5 million, which was utilized to complete the Acqusition. The credit facility represents a combination of short and long-term debt and a bridge facilty as described in section 5.13.4.

On August 26, 2011, the Board of Archer resolved to issue 12.7 million new shares at USD 2.0 par value at a subscription price of NOK 35 per share in a private placement directed towards its two largest shareholders, Seadrill Limited ("Seadrill") and Lime Rock Partners V.L.P. ("Lime Rock"). Seadrill was allocated 10,826,000 new shares while Lime Rock was allocated the remaining 1,874,000 new shares. The placement generated gross proceeds of USD 82.8 million to Archer.

In addition, the Board of Archer, on August 31, 2011, resolved to issue 30 million new shares at USD 2.0 par value in a private placement. The private placement was fully subscribed to, at a subscription price of NOK 30 per share. Seadrill was allocated 14,500,000 new shares in Archer. The placement generated gross proceeds of approximately USD 167.0 million to Archer.

The net proceeds of approximately USD 248 million from these private placements will be used to reduce the bridge financing. The remaining bridge financing of, approximately USD 67 million, would need to be repaid within December 31, 2011 if not otherwise refinanced. Furthermore an amount of USD 215 million, originally earmarked for the repayment of Allis-Chalmers bonds, needs to be refinanced before March 31, 2012.

4.3	Expenses

Costs attributable to the Acquisition will be borne by the Company. The total costs are expected to amount to approximately USD 5 million. In addition costs related to fees to Oslo Børs, printing and distribution of this Information Memorandum will be borne by the Company.

5	PRESENTATION OF ARCHER

5.1	Incorporation, registered office and registration number

The legal and commercial name of the Company is Archer Limited. The Company was incorporated on 31 August 2007, with registration number 40612, as an exempted limited company and is organised and exists under the laws of Bermuda.

The Company’s registered office is at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda and the office of Archer Management Limited (UK) is in 2 Basil Street, London SW3 1AA, Great Britain, telephone: +44 207 590 1590. Archer has offices in Stavanger, Aberdeen, Rio de Janeiro, Singapore and Houston. The Company’s web site is www.archerwell.com.

5.2	Company overview and history

5.2.1	Overview

Archer is a global oilfield service company specialising in drilling services and well services. The Company employ over 7,000 people with the objective building better wells to help the customers produce more oil and gas. Archer is the coming together of two well specialist companies, Seawell Limited (“Seawell”) and Allis-Chalmers Energy, Inc. (“ALY”) and other complementary businesses, each with a deep heritage in delivering wells and improving well performance. Underpinned by experience and an outstanding record for safety and efficiency, Archer drilling teams secure the production on more than 35 platforms and operate over 70 mobile land rigs in the Americas and the North Sea. The Company’s comprehensive drilling and workover services include platform drilling, land drilling, directional drilling, modular rigs, fluids, drill bits, engineering and equipment rentals, as well as a select range of well delivery support services and products. The Company’s well services capabilities include well intervention using wireline, tractors and coiled tubing, production monitoring, well imaging and integrity management tools, and other services aimed at improving well performance and extending well life. Archer is publicly traded on Oslo Børs under the ticker “ARCHER”. The Company’s main operations currently take place in the major basins within Europe, North and South America, and the Company are in the process of expanding throughout the Middle East, Asia Pacific and West Africa.

5.2.2	History and development of Archer

The Company was established following the spin off of Seadrill’s well service division. The Company, together with its wholly owned subsidiary, Seawell Holding UK, acquired the shares in the entities comprising Seadrill’s well service division in October 2007.

Archer milestones since 2008

•	In April 2008, Archer acquired Noble Corporation’s North Sea platform drilling division for a purchase price of approximately NOK 168 million.

•
In May 2008, Archer acquired Peak Well Solutions AS, a Norwegian owned oil service company offering products and services for the upstream offshore oil and gas industry. Peak Well Solutions AS performs development, engineering, assembly, testing, sales and operations, plugs and cementing technologies and services. The purchase price for the acquisition was NOK 409.9 million.

•
In July 2008, Archer completed the acquisition of TecWel AS. TecWel AS develops and manufactures proprietary high frequency ultrasound investigation tools and provides cased-hole services within production optimization and well integrity to the oil and gas industry worldwide. The purchase price for the acquisition was NOK 172.7 million.

•
In May 2010, Archer acquired Viking Intervention Technology AS, a company developing an integrated carbon cable intervention system. The purchase price for the acquisition was NOK 50 million, plus an earn-out of up to NOK 25 million.

•	In August 2010, Archer acquired the Rig Inspection Services at a purchase price of SGD 7.5 million plus up to SGD 7.5 million through an earn out mechanism.

•	In August 2010, Archer signed a merger agreement with Allis-Chalmers with an enterprise value (initially calculated) of USD 890 million.

•	In August 2010, Archer raised gross proceeds of USD 430 million through the issuance of 115.4 million shares at NOK 23.

•	In November 2010 the Company listed its shares on Oslo Børs

•	In December 2010 the Company acquired Gray Wireline for USD 157.5 million.

•	In January 2011 the Company acquired Universal Wireline for USD 25.5 million.

•	In February 2011 the Company closed the merger agreement with Allis-Chalmers.

•	In May 2011 the Company changed its company name from Seawell Limited to Archer Limited.

•	In August 2011 the Company entered into an agreement to acquire Great White for USD 630 million on a cash and debt free basis.

•	In August 2011 the Company raised gross proceeds of USD 82.8 million through the issuance of 12.7 million shares at NOK 35.

•	In August 2011 the Company raised gross proceeds of NOK 900 million (~USD 167) million through the issuance of 30.0 million shares at NOK 30.

5.2.3	Strategic objective

The Archeris the well company: a global oilfield service provider specialising in drilling services and well services.

The Company’s mission is to deliver better wells. The Company work closely with customers to produce the maximum hydrocarbon over the life of the well from their reservoirs, by providing them with quality service.

The Company strategic alignment with the customers’ key assets means it is vital for the Company to continue to develop the required skills and innovate to be able to continue improving the Company services. The customers focus on increasing the recovery from the producing fields. This can only be achieved through a combination of increased drilling activities and regular maintenance work. The wells live longer due to the improved oil price, so they need more and more maintenance.

The Company’s focus remains on building the Company’s global footprint.

Archer carefully selects the Oil and Gas basins in which the Company choose to work. The last 2 years the Company have developed a solid footprint in Northern Europe, the United States, Brazil, and Argentina. Over the next 2 years the Company plan to extend the Company operations to West Africa, Middle East, South East Asia, and Australia.

In each location the Company co-locate the operational teams and build a business network with local service companies. The strategy is to hire and develop a local management team who build strong long-term relationships with national and international clients and the authorities in each country. Being global means the Company will hire the personnel where the Company work.

Growth

The Company plan to grow Archer through a combination of organic and acquisitive growth. Organic growth is achieved by investment in additional equipment, increased personnel and by offering the Company services in a new geographical region. New services and technology will be marketed through the Company’s global network of operational offices.

The Company’s ability to better service customers is dependent on the Company having a full service catalogue in drilling and well service. In order to build this, the Company are working on evaluating, acquiring and developing the technology and the associated services.

5.2.4	Competitive strengths

Archer believes the following competitive strengths will enable Archer to capitalize on future opportunities:

•	Strategic position in existing fields. Archer focuses on providing services in existing oil producing fields.

•
The high decline rates in these fields combined with global energy demand and the inability of new fields to provide sufficient additional production capacity provide a good foundation for long-term further growth.

•
Strong relationships with diversified customer base across various geographic regions. Archer has strong relationships with many of the major and independent oil and natural gas producers and service companies. Archer has broadened its customer base and geographic footprint as a result of its acquisitions, technical expertise and reputation for quality customer service and by providing customers with advanced technology and highly skilled operating personnel.

•
Successful execution of growth strategy. Since its inception, Archer has grown both organically and through successful acquisitions of competing businesses. These acquisitions and organic growth have expanded Archer’s geographic presence and customer base and, in turn, have enabled Archer to offer its technology to a large number of international exploration and production operators.

•
Diversified and increased cash flow sources. Archer operates as a diversified oilfield service company through its two business segments. Management believes that Archer’s diverse product and service offerings and geographical presence through its two business segments provide Archer with stable cash flow and the opportunity for continued further growth.

•
Experienced management team. Archer’s executive management team has extensive experience in the energy sector, and consequently has developed strong and longstanding relationships with many of the major and independent exploration and production companies.

5.3	Business segments

Archer’s operations are managed through two business segments, Drilling Services and Well Services.

5.3.1	Drilling services

Archer’s largest business segment by revenue is its Drilling Services business, which generated total revenues of USD 576.6 (equivalent to approximately NOK 3,210.5) million, or 76.6% of total revenues, for the six months ended 30 June 2011, compared to USD 273.7 (equivalent to NOK 1,648.7 million), or 82.7% of total revenues, for the same period in 2010. In 2010, the Drilling Services business segment generated NOK 3,577.6 million in total revenues compared to NOK 3,199.4 million in 2009 and NOK 3,053.2 million in 2008. As a percentage of total revenues, total revenues generated by Archer’s Drilling Services accounted for 82.6%, 83.6% and 84.2% in 2010, 2009 and 2008, respectively. Archer’s Drilling Services operations include the following services:

Platform Drilling

In 2006 Seadrill acquired Smedvig ASA. The platform drilling and well intervention division of Smedvig was continued in Seadrill and in 2007 spun off and established as Seawell Limited. Seawell changed name in 2011 to Archer, and Archer itself and through its predecessors has provided drilling and management services on fixed installations in the UK and Norwegian North Sea for over 30 years. From the award of the contract for the North Sea Heather field in 1977, Archer has been a key player in the supply of drilling and maintenance personnel to fixed platforms. Since that time, the Company have continued to build on its early experience: increasing capabilities, developing unique supporting technologies and extending the Company’s global footprint. Currently, Archer offshore drilling crews are operating on over 35 fixed installations in the UK, Norway and Brazil, taking responsibility for operations and maintenance of all the equipment owned by the clients. Archer has long-term relationships with a large number of major operators, including Apache, BP, Chevron, ConocoPhillips, Fairfield Energy, Marathon, Shell, Statoil, Talisman and TAQA.

Modular Rigs

Archer has built its first modular, mobile offshore drilling unit (MODU), the 'Archer Emerald', to service the platform drilling industry more efficiently and cost-effectively than most fixed drilling facilities. Emerald is a rack and pinion rig, combining the very latest in drilling technologies in a lightweight, compact, modular package. Designed to operate stand-alone, it can be rigged up rapidly on the majority of offshore installations to drilling and workover services from initial well delivery right through to decommissioning. As industry costs continue to rise, Archer Emerald is an attractive alternative to more expensive fixed drilling facilities.

Land Drilling

Archer is one of South America’s leading providers of land drilling and workover services. Drilling and workover services in Argentina and Bolivia are provided through the wholly-owned subsidiary Archer DLS Corporation, and in Brazil, through another wholly-owned subsidiary Archer BCH Energy. DLS has been providing drilling and workover services for more than 45 years to operators in Argentina, Bolivia, and other regions. During this time, the experienced crews have drilled over 20 million metres on a turnkey or integrated project basis. The Company currently operate a combined fleet of 77 rigs, including 29 drilling rigs and 48 service rigs.

Drill Bits and drilling and completion fluids

Archer has broad experience in the design, manufacturing and application of Polycrystalline Diamond Compact (PDC) technology for down-hole tools, including bits and motor bearings. The Company supply a wide range of percussion, hammer and PDC bits to the North America market. Archer also provides a comprehensive range of drilling and completion fluid services and products within North and South America. The engineering capabilities and on-site personnel deliver fluid systems that minimise operational costs and health, safety and environmental (HSE) impact, whilst at the same time enhancing well productivity.

Tubular services

Archer deploys specialised equipment and trained operators to perform a variety of pipe handling services, including installing casing and tubing, changing out drill pipe and retrieving production tubing for both onshore and offshore drilling and workover operations.

Underbalanced services

Underbalanced drilling is used to drill oil and gas wells in which wellbore pressure is kept lower than formation pressure. This is in contrast to most cases in which the wellbore pressure is kept higher than formation pressure to prevent formation fluid from entering the wellbore. The underbalanced drilling division provides compressed air equipment, chemicals and other specialised products for air-, mist-, foam-drilling techniques. This enables operators to conduct a range of underbalanced drilling, completion and workover operations on both petroleum and geothermal wells.

Rentals

Archer supplies an extensive range of conventional, premium and specialised rental equipment for both onshore and offshore operations throughout North America, Brazil, Bolivia, Mexico, Columbia, the Middle East, North Africa, and

the North Sea. Standard equipment available for drilling, workover and decommissioning work includes premium drill pipe and tubing, heavy weight drill pipe, drill collars, blow out preventers, spools, valves and handling equipment. Specialised equipment includes heavy casing strings for deepwater applications, extreme-torque drill pipe for directional and extended reach applications, high-pressure blow out preventers, and a range of specialised risers with Hydril connections for subsea completions. For deepwater applications, the patented LAST™ landing string system is uniquely capable of landing heavy casing strings in excess of 1.4 million pounds with no stress yield to the pipe or equipment

Engineering

From projects on fixed and mobile installations, to asset management and consultancy, the Company provide engineering services encompassing conceptual solutions through detailed design and construction to final offshore and onshore commissioning. With the suite of engineering, procurement and management capability, Archer provide Engineering Procurement Construction (EPC) services for drilling facility development, maintenance and operational support. Archer Integrated Asset Management Services complement the broad expertise with a range of inspection, reliability and integrity management services, maintenance management and Asset Management System support that enables facility performance improvement. As a drilling operations company with a 40 year heritage, the Company have a great deal of relevant industry experience and accumulated practical knowledge to guide the engineering services.

5.3.2	Well Services

Archer’s Well Services business segment generated total operating revenues of USD 176.5 (equivalent to approximately NOK 982.7 million), or 23.4% of total operating revenues, for the six months ended 30 June 2011, compared to USD 57.6 million (equivalent to NOK 347.1 million), or 17.4% of total operating revenues, for the same period in 2010. In 2010, the Well Services business segment generated NOK 751.3 million in total operating revenues compared to NOK 625.4 million in 2009 and NOK 571.4 million in 2008. As a percentage of total operating revenues, total operating revenues generated by Archer’s Well Services accounted for 17.4%, 16.4% and 15.8% in 2010, 2009 and 2008, respectively. Archer’s Well Services operations include the following services:

Wireline Intervention

Archer offers a broad range of wireline and cased hole investigation services throughout the well lifecycle. The purpose is to enable improvements to the performance and longevity of the clients' wells by combining expertise, experience and the right tools. Archer has one of the industry's most advanced fleets of slick line and electric line conveyance packages, a comprehensive suite of intervention and diagnostic services, and the support of a research and development team.

Wireline Logging

Archer’s wireline logging portfolio includes a select range of both conventional and proprietary cased hole investigation services and production monitoring, each designed to help operators improve well integrity and performance. Proprietary Archer technologies include the Point™ system and the Well Performance Eye 3D imaging platform, both highly effective and powerful diagnostic resources exploiting the unique properties of ultrasound energy. Conventional cased hole investigation services include mechanical calipers, downhole cameras, gauges and basic production logging. The global logging capability was recently extended to North America by the acquisition of Gray Wireline and its subsequent merger with Universal Wireline. The combined companies will command one of the youngest fleets in the industry with a total of 136 wireline trucks and 6 offshore skids. Gray provides a full range of cased hole wireline services from its 23 operating districts to over 85% of all active U.S. drilling rigs. Offshore services are provided from its base in Louisiana.

Coiled tubing and completion services

As the cost of finding new energy supplies accelerates, the need to increase production from existing wells becomes increasingly important. Coiled tubing services continue to play a critical role in workover operations, stimulating production and maintaining well performance. Archer provides coiled tubing packages, flow back support and pumping equipment designed to increase production and treat well corrosion that would otherwise hinder the flow of oil and gas. The work force is dedicated to providing customers with reliable service and technical expertise to deliver a cost-effective, safe and successful completion of the coiled tubing intervention. Archer supplies a wide variety of equipment, services and expertise in support of completion and workover operations throughout North America. Capabilities include coiled tubing, plug setting and milling, fluid pumping, nitrogen transport, flowback equipment, pressure control services, tanks and a wide range of ancillary rental equipment such as cranes, compressors, valves and gas busters.

Fishing and specialist intervention

Archer has built a team of dedicated fishing specialists. Heavy-duty fishing tools are a key resource in the technology they employ; amongst them the most powerful wireline jar in the world. In addition to its problem-solving work, the team works continuously to develop new tactical wireline techniques and technologies all aimed at maintaining and improving well performance. The specialist well intervention team has been assembled to assist customers facing unexpected or complex downhole challenges. The team has the experience, skills and procedures to find solutions speedily and efficiently. The group is particularly skilled in using 2 7/8" heavy-duty fishing toolstrings deployed on 5/16" heavy-duty braided wire, and employs high-impact fishing services, downhole inspection and well cleaning or isolation techniques.

Frac Valves

Archer supplies an extensive range of conventional, premium and specialized rental equipment for both onshore and offshore operations throughout North America, Latin America, the Middle East, North Africa, and the North Sea. Complementing Archer’s portfolio of rental equipment, AWC Frac valves, manufactures and supplies high-integrity gate valves for safe and efficient hydraulic fracturing. The commercialized “ball-screw” operated frac valves over 10 years ago and in doing so enabled a step-change improvement in the efficiency and safety of hydraulic fracturing operations.

Cementing tools and plugs and packers

Archer has developed a range of cementing technology and tools to enhance safety and well integrity, from radically effective gas-tight stage tools, to more traditional casing accessories and bridge plugs. Cementing solutions provide a major contribution to the efficient management and integrity of a well throughout its life. Archer cementing technologies provide dedicated solutions for a wide range of tasks during the design phase, through drilling and completion, to abandonment. Notable technologies include the remote and wireless-control cement heads, RCCH and WCCH, and the high-performance gas-tight stage tools, the CflexTM system. Coming from the same stable as Cflex technology, Archer has developed the gas-tight VMB family of retrievable plugs, one of a number of breakthrough technologies that has raised the industry standard in securing and maintaining well integrity. VMB technology is tested and certified to the rigorous ISO 14310 V0 standard, which requires testing with gas above and below the barrier element, cycling of pressure and temperature, and the ability to remain completely leak free. Completing the range of mechanical barriers, Archer also supplies a wide selection of bridge plugs and cement retainers.

5.4	Principal markets

The principal markets for Archer’s services include Norway, the United Kingdom, Denmark, Malaysia, Brazil, Argentina, Bolivia and the United States.

The following table sets forth Archer’s total revenues by geographic market for the six months ended 30 June 2011 and 2010.

	Six months ended 30 June
	2011		2010
	USD millions reported	NOK millions equivalent	USD millions equivalent	NOK millions reported
Norway	307	1,714	246	1,479.4
United States	201	1,119	4	23.6
Argentina	137	765	-	-
United Kingdom	59	328	67	401.9
Other	49	274	15	90.9
Total	753	4,200	331	1,995.8

The following tables set forth Archer’s total revenues by geographic market for the years ended 31 December 2010, 2009 and 2008 in both Norwegian Kroner and United States Dollars.

	Year ended 31 December
(NOK in millions)	2010	2009	2008

Norway	3,198.6	2,745.8	2,599.2
United Kingdom	839.3	930.4	967.3
Other	291.0	148.6	58.2
Total	4,328.9	3,824.8	3,624.7

	Year ended 31 December
(USD in millions)	2010	2009	2008

Norway	530.7	437.6	462.4
United Kingdom	139.2	148.3	172.1
Other	48.3	23.7	10.4
Total	718.2	609.5	644.8

5.5	Competitive position

Archer experiences significant competition in all areas of its business. In general, the markets in which Archer competes are highly fragmented, and a large number of companies offer services that overlap and are competitive with Archer’s services and products. Archer’s management believes that the principal competitive factors are technical and mechanical capabilities, management experience, past performance and price. While Archer has considerable experience, there are many other companies that have comparable skills. Many of Archer’s competitors are larger and have greater financial resources than Archer does.

5.6	Research and development, patents and licenses

Archer’s research and development programs have concentrated on the requirements of its clients, who are constantly seeking to develop oil and gas reserves in more demanding environments, and on increasing the efficiency of Archer’s equipment and operations. Archer has research and development programs aimed at developing new technologies and extending existing technologies for the provision of drilling and well intervention services. Archer’s research and development activities are typically carried out internally using both dedicated research personnel and as part of specific projects. External research and development is performed either through strategic technological alliances or via joint industry collaborative projects, where appropriate.

The table below sets forth information on Archer’s research and development activities during the interim period and the last three fiscal years:

	Six months ended	Year ended 31 December,
	30 June 2011	2010	2009	2008
USD million	3.2	5.5	4.6	4.6

5.6.1	Intellectual property

Archer owns or has a right to use a number of patents and trademarks, as well as software and other intellectual property to support its operational activities. A limited number of Archer’s patents are held in common with other industrial partners. Archer also conducts some of its operations under licensing agreements allowing Archer to make use of specific techniques or equipment patented by third parties. However, no one patent or technology is responsible for a significant percentage of revenue.

5.7	Organizational structure

Archer Limited is an exempt limited company organised under the laws of Bermuda.

It is a holding company owning, directly or indirectly, all of the subsidiaries in Archer. Its main function is to provide financing to the other Archer Group entities by way of equity or shareholder loans.

Archer’s assets and operation are organised in direct and indirect subsidiaries incorporated in jurisdictions providing the tax and legislative framework which best suits Archer's overall needs.

The following table sets forth the Company’s significant subsidiaries as of the date of the Information Memorandum.

Subsidiary	Jurisdiction of Incorporation	Principal Activities	% Owned
Archer (UK) Limited	UK	Drilling services	100%
Archer Assets UK Limited	UK	Holding company	100%
Archer Management Limited (UK)	UK	Management company	100%
Archer Management AS	Norway	Management company	100%
Archer Norge AS	Norway	Onshore administration and holding co.	100%
Archer Oil Tools AS	Norway	Well services	100%
C6 Technologies AS	Norway	Well services	50%
Seawell AS	Norway	Well services	100%
Tecwel AS	Norway	Well services	100%
Viking Intervention Technology AS	Norway	Well services	50%
Archer Overseas Contracting Limited	Hong Kong	Drilling services	100%
Archer Services Limited	Hong Kong	Drilling services	100%

Archer Emerald (Bermuda) Ltd.	Bermuda	Drilling services	100%
Archer Management (Bermuda) Limited	Bermuda	Management company	100%
Allis-Chalmers Energy Inc.	US	Holding company	100%
Archer Directional Drilling Services LLC	US	Drilling services	100%
Archer Drilling LLC	US	Drilling services	100%
Archer Management (US) LLC	US	Management company	100%
Archer Production and Completion Services LLC	US	Well services	100%
Archer Rental Services LLC	US	Drilling services	100%
Archer Tubular Services LLC	US	Drilling services	100%
Archer Underbalanced Services LLC	US	Drilling services	100%
Archer Well Company Inc.	US	Drilling and well services and mgmt co.	100%
AWC Frac Valves Inc.	US	Drilling services	100%
Gray Wireline Services, Inc.	US	Well services	100%
DLS Argentina Ltd. (Argentina Branch)	Argentina	Drilling services	100%
DLS (Bolivia branch)	Bolivia	Drilling services	100%
Rawabi Allis-Chalmers Company Limited	Saudi Arabia	Drilling services – joint venture	50%
BCH Energy do Brasil Servicos de Petroleo Ltda.	Brazil	Drilling services	99.9%
Archer do Brasil Servicos de Petroleo Ltda.	Brazil	Drilling services	99.9%
Archer Logistica y Servicios de Mexico, S. de R.L. DE C.V.	Mexico	Drilling services	99%

5.8	Employees

As of the date of this Information Memorandum, Archer has 7,000 employees. The table below illustrates the development in number of employees over the last three years, as per the end of each calendar year from 2008 to 2010 and as of 30 June 2011.

Employees	2008	2009	2010	30 June 2011
Archer	2,300	2,600	3,600	7,000

Archer has no loans outstanding to employees.

5.9	Trend information

Market demand for Archer’s products and services continued to improve in the second quarter of 2011 and has held up despite the latest turmoil in the financial markets. Activity continues like in Q2. The Baker-Hughes rig count went up 6.6% in second quarter and continues its upward trend in Q3. Oilfield services pricing has been improving in the United States, in South America and in South East Asia in the period January through June of 2011, while slower improvements of pricing is seen in the rest of the world. In the USA little impact is expected on pricing levels as long as the WTI oil price stays above USD 65/barrel. The change in US land activity is driven by increased service intensity as a result of longer horizontal wells, more stages per well and larger fracturing jobs. In the United States there are more than 3,000 wells drilled but not yet completed, perforated and fractured. The Company expect the prices to be stable in the USA in the near term. The increased service intensity in the USA will result in higher demand and higher revenue per well. The world’s production wells continue to need more and more service.

Other than above, Archer has not experienced any changes or trends that are significant to Archer between 31 December 2010, and the date of this Information Memorandum. Archer is not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on Archer’s prospects for the current financial year.

5.10	Board and executive management team

5.10.1	The Board

The table below sets forth the composition of the Company’s current Board:

Name	Position	Served since	Term expires
Saad Bargach	Chairman	2011	Annual General meeting, 2011
Fredrik Halvorsen	Deputy Chairman	2010	Annual General meeting, 2011
Kate Blankenship	Director	2007	Annual General meeting, 2011
Cecilie Fredriksen	Director	2008	Annual General meeting, 2011
Tor Olav Trøim	Director	2007	Annual General meeting, 2011
Jørgen P. Rasmussen	Director	2007	Annual General meeting, 2011
Giovanni Dell' Orto	Director	2011	Annual General meeting, 2011
John Reynolds	Director	2011	Annual General meeting, 2011
Alejandro P. Bulgheroni	Director	2011	Annual General meeting, 2011

Overall responsibility for the management of the Company and its subsidiaries rests with the Company’s Board of Directors. The Company’s By-Laws provide that the Company’s Board of Directors shall consist of minimum two and maximum nine directors.

The Company’s business address at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda, serves as c/o addresses for the members of the Board in relation to their directorships of the Company.

Saad Bargach, Chairman

Mr. Bargach was appointed Chairman of the Board of Directors in February 2011. Mr. Bargach is a Managing Director at Lime Rock Partners. Prior to joining the firm, Mr. Bargach worked for more than 25 years at Schlumberger. Most recently, he served as the company's Chief Information Officer and from July 2004 to March 2006, as President, Well Completions & Productivity Group that included Artificial Lift (REDA), Completions (CAMCO), Testing (FLOPETROL), Subsea and Sand Management Services. During his career at Schlumberger, Mr. Bargach also served as President of Consulting & Systems Integration for Schlumberger Sema in several European locations; the President of the Drilling & Measurements division with worldwide responsibility for drill bits, directional drilling, measurements-while-drilling, and logging-while-drilling services; and the Cairo-base.

Fredrik Halvorsen, Deputy Chairman

Fredrik Halvorsen joined the Archer Board of Directors in October 2010 and was appointed Deputy Chairman of the Board in February 2011. Mr. Halvorsen is a Director of Deep Sea Supply Plc., where he has served since October 2010. Mr. Halvorsen's experience includes the position as CEO of Tandberg ASA and, subsequently, SVP of Cisco Systems Inc. Prior to that he was the leader of McKinsey’s South East Asia Corporate Finance Practice. Mr. Halvorsen is currently employed by Frontline Corporate Services Ltd, and holds a degree in Business Administration from The Norwegian School of Economics and Business Administration, with majors in Finance and Economics. The Finance major was obtained at the J.L. Kellogg Graduate School of Management.

Tor Olav Trøim, Director

Tor Olav Trøim has served as a Director of the Company since its incorporation in August 2007. Mr. Trøim is also Director of Seadrill, where he has served since May 2005. Mr. Trøim graduated as M.Sc Naval Architect from the University of Trondheim, Norway in 1985. From 1987 to 1990, Mr. Trøim served as Portfolio Manager Equity for Storebrand ASA and from 1992 to 1995; he was Chief Executive Officer of Norwegian Oil Company DNO AS. Mr. Trøim serves as a director of four Oslo Stock Exchange listed companies, Golden Ocean Group Limited, Golar LNG Energy Limited and Aktiv Kapital ASA. He is also alternate director in Marine Harvest ASA. In addition he is currently the Chairman of Independent Tankers Corporation Limited. Mr. Trøim served as a director of Frontline Ltd from November 1997 until February 2008 and now serves as a consultant to the board of Frontline Ltd. He also has acted as Chief Executive Officer for Knightsbridge Tankers Limited, a Bermuda company listed on the NASDAQ Global Select Market, until September 2007 and for Golar LNG Limited until April 2006.

Cecilie Fredriksen, Director

Cecilie Fredriksen has served as a Director of the Company since September 2008. Ms. Fredriksen has been employed by Frontline Corporate Services Limited in London since 2007 where she has served as an investment director. Her responsibilities include providing the group with strategic and investment advice in addition to day-to-day services. Ms. Fredriksen has been a director of Aktiv Kapital ASA since 2006, Golden Ocean Group Limited, since September 2008 and Ship Finance International Limited, since November 2008 and Frontline Ltd since September 2010. Ms. Fredriksen also serves as a director of Marine Harvest ASA and Marine Harvest Ireland and has been a director of Northern Offshore Ltd. since February 2010. She received a BA in Business and Spanish from the London Metropolitan University in 2006.

Kate Blankenship, Director

Kate Blankenship has served as a Director of the Company since its incorporation in August 2007. Mrs. Blankenship has also served as a Director of Seadrill since 2005 Frontline Ltd., since 2004, Ship Finance International Limited, since October 2003, Independent Tankers Corporation Limited since February 2008, Golar LNG Limited since July 2003 and Golden Ocean Group Limited, since November 2004. Mrs. Blankenship is a member of the Institute of Chartered Accountants in England and Wales.

Alejandro P. Bulgheroni, Director

Alejandro P. Bulgheroni was appointed as a Director in February 2011. Mr. Bulgheroni serves as the Chairman of the Management Committee of Pan American Energy LLC. He also serves as Chairman, President and CEO of Associated Petroleum Investors Ltd., an international oil and gas holding company, as Chairman and President of Global Oilfield Holdings Ltd., as Chairman of Beusa Energy, Inc., and as President and CEO of Nuevo Manantial S.A. and Agroland S.A.

Giovanni Dell' Orto, Director

Giovanni Dell' Orto was appointed as a Director in February 2011. Mr. Dell' Orto was President and Chief Executive Officer of DLS Drilling, Logistics and Services from 1994 to August 2006. He is member of the Board of Energy Developments and Investments Corporation (EDIC), supervising EDIC's gas marketing activities in Europe and other upstream projects in North Africa. Mr. Dell' Orto has also served as Chairman and CEO of Saipem and was a board member of Agip and Snam.

John Reynolds, Director

John Reynolds was appointed as a Director in February 2011. Mr. Reynolds co-founded Lime Rock Partners in 1998 and is currently a Managing Director of Lime Rock. He currently serves on the board of directors of Tesco Corporation, EnerMech, Ltd., Revelation Energy Holdings, LLC, Omni Oil Technology Holdings Limited, and VEDCO Holdings, Inc. He previously served on the board of directors of Hercules Offshore, Inc., Eastern Drilling ASA, IPEC, Ltd., Noble Rochford Drilling, Ltd., Patriot Drilling, Roxar ASA, Sensa, Ltd., and Torch Offshore Inc.

Jørgen P. Rasmussen, Director

See below section 5.10.2.

5.10.2	Executive management

Management Structure

Ultimate responsibility for the management of the Company is vested in the Board.

The Board has decided that the Company shall have no employees and that all of the Company's management requirements shall be contracted in from subsidiaries and third parties. In so doing, the Board retains sole authority on all issues that are eitherof a usual nature or of major importance to the Company and its activities.

The Board shall, in addition, always be responsible for:

–	the defining of the Company's business;

–	the setting of goals in relation to the Company's business; and

–	the approval of all strategic plans to achieve the goals set.

The Company has incorporated a limited company in Bermuda, Archer Management (Bermuda) Limited ("Archer Management Bermuda") for the purpose of using this entity as the provider of all the administrative services required in the day-to-day management of the Company.

The Company is party to a general management agreement with Archer Management Bermuda setting out the terms upon which Archer Management Bermuda shall provide these services to the Company (the "General Management Agreement").

The General Management Agreement provides Archer Management Bermuda (and its sub-contractors) with general authority to act on the Company's behalf in some areas. In other areas, the Board will, on a case-by-case basis, provide specific authority to Archer Management Bermuda, its subcontractors and/or specified individuals employed by these corporate entities.

The terms reflected in the General Management Agreement are market based.

The intra-group management services provided to Archer are, as of the date hereof, performed from London UK, Stavanger, Norway, and Houston, Texas, United States.

The individuals performing these services are employed in specialised management companies, being Archer Management (Bermuda) Limited, Archer Management Limited (UK), Archer Management AS (Norway) and Archer Management (US) LLC (US).

Each of these is party to a management agreement with Archer Management Bermuda detailing the services they are to provide as subcontractors to Archer Management Bermuda and the terms thereof.

The Company supplements the services to be provided under the General Management Agreement with a corporate administrative services agreement with Frontline Management (Bermuda) Limited. The terms of this agreement are market based.

The business address of Archer Management Limited (UK) is in 2 Basil Street, London SW3 1AA, Great Britain, telephone: +44 207 590 1590, serves as c/o address for the executive management team responsible for the day-to-day management of Archer.

Executive Management Team

The individuals in Archer's executive management team with major areas of responsibility for the Company's day-to-day management requirements are:

Jørgen P. Rasmussen, President and Chief Executive Officer

Mr. Rasmussen has served as Chairman of the Board and a Director of the Company since its incorporation in August 2007. Prior to joining Archer, Mr. Rasmussen was employed by Schlumberger Limited for 25 years. From 1998 to 2001, Mr. Rasmussen served as General Manager of Schlumberger’s Scandinavian office. From 2001 to 2003, he served a President and Chief Executive Officer of Schlumberger Smart Cards. From 2003 to 2005, he was Chief Executive Officer of Atos Origin Northern Europe and from 2005 to 2007, he served as Executive Vice President of WesternGeco. His employment in Schlumberger includes postings in USA, Malaysia, Nigeria, Russia, France, United Kingdom, Norway, Sweden and Australia. He has held various board positions in industry associations and oilfield companies and holds a M.Sc. in Geology and Geophysics from the University of Aarhus, Denmark. Mr. Rasmussen is a Danish citizen, resident in the Denmark.

Thorleif Egeli, Executive Vice President and Chief Operating Officer

Mr. Egeli has been the chief executive officer of Archer Management AS since October 2009. Prior to joining Archer Management AS, Mr. Egeli was employed by Schlumberger Limited, where he served in a variety of positions from 1993. From 2007 to 2009, Mr. Egeli served as vice president, Schlumberger North America. From 2004 to 2007, he served as marketing director North Sea. Prior to 2004, Mr. Egeli held management positions within Schlumberger as managing director in Dowell Norge A.S., QHSE Manager East Asia and as country manager in well services and drilling fluids. Mr. Egeli holds a degree in mechanical engineering from the Norwegian Technical University and an MBA from Erasmus School of Management in Rotterdam. Mr. Egeli is a Norwegian citizen, resident in USA.

Max L. Bouthillette, Executive Vice President and General Counsel

Mr. Bouthillette joined Archer Management (US) LLC in August 6, 2010. Prior to this, Mr. Bouthillette was employed for the last 16 years by BJ Services, Schlumberger Limited, and the U.S. national law firm of Baker Hostetler LLP. His professional experience includes serving as Chief Compliance Officer and Associate General Counsel for BJ Services from 2006 to 2010, as a partner with Baker Hostetler LLP from January 2004 to 2006, and in several positions with Schlumberger in North America, Asia, and Europe from 1998 to December 2003. Mr. Bouthillette holds a degree in Accounting from Texas A&M University and a Juris Doctorate from the University of Houston Law Centre. Mr. Bouthillette is a U.S. citizen, resident in Houston.

Christoph Bausch, Executive Vice President and Chief Financial Officer

Before joining Archer, Mr. Bausch was Global Director Finance at Transocean. Prior to this, he had a 20-year career in Schlumberger, where he held various financial positions around the world. After several financial positions in Germany, he started his international career in 1996 as Region Controller for Sedco Forex Contract Drilling Services in South America. From 1998 until 2000, Mr. Bausch was responsible for the financial integration of Camco International Inc. into Schlumberger. Mr. Bausch also worked as Financial Controller responsible for Mexico & Central America and Middle East & Asia. From 2006 to 2010 he was based in Houston as the worldwide Controller for Research, Engineering and Manufacturing activities in Schlumberger.

Mr. Bausch studied at the University of Mannheim, where he obtained a degree in Masters of Business Administration. Mr. Bausch is a German citizen based in London, UK.

Lars Bethuelsen, Senior Vice-President | Mergers and Acquisition and Investor Relations

Mr. Bethuelsen started working for Archer Management AS in 2007. He has more than 15 years of experience from the drilling and well services industry and has held several senior positions in Smedvig ASA and Seadrill before he joined Archer Management AS. He has a degree in finance from the University of Stavanger from 1986. Mr. Bethuelsen is a Norwegian citizen, resident in Norway.

Gunnar Lemvik, Vice-President | Human Resources and Merger Integration

Mr. Lemvik started working for Archer Management AS in January 2009. He has more than 15 years of experience in senior HR roles for different international companies, the five last years in the oil and gas industry. He has served as an officer in the Norwegian armed forces and has a degree in law with specialization in labour and company law from the University of Oslo awarded in 1993. Mr. Lemvik is a Norwegian citizen, resident in UK.

Gunnar Andersen, Vice President | Technology Development
Mr. Andersen worked for Bennex Service as a project engineer prior to starting a 16-year career at Statoil, later StatoilHydro where he held various positions such as senior advisor for Well Solutions and Production. Mr. Andersen has three majors, one in mechanical engineering, one in marine technology and one in petroleum engineering, all from university colleges in Norway. Mr Andersen is a Norwegian citizen and resides in Bergen.

5.10.3	Benefits upon termination of service contracts

Pursuant to their employment contracts, if they resign at the request of the Company: Mr. Rasmussen, Mr. Bausch, Mr. Egeli, and Mr. Bouthillette will each receive compensation equal to 24 months' salary and other compensation benefits which will vary per employee; Mr. Bethuelsen will receive compensation equal to 18 months' salary and other compensation benefits; and Mr. Lemvik will receive compensation equal to 12 months' salary and other compensation benefits. Except for the above named executive managers, there are no members of the executive management team or Directors that have service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

5.10.4	Shareholdings and options

The following table sets forth the holdings of shares and share options of the Directors, executive management team and other key personnel in Archer as of 30 June 2011.

	Shares	Options granted under the 2007 option program and outstanding	Options granted under the 2009 option program and outstanding	Options granted under the 2010 option program and outstanding	Options granted under the 2011 option program and outstanding	Total number of options outstanding and shares
Tor Olav Trøim	200,000	50,000	50,000	-	-	300,000
Kate Blankenship	30,000	50,000	50,000	-	-	130,000
Cecilie Fredriksen	-	-	50,000	-	-	50,000
Fredrik Halvorsen	-	-	-	-	-	-
Jørgen P. Rasmussen	223,000	725,000	200,000	-	800,000	1,948,000
Giovanni Dell' Orto	14,375	-	-	-	-	14,375
John Reynolds *	-	-	-	-	-	-
Saad Bargach*	-	-	-	-	-	-
Alejandro P. Bulgheroni**	40,848	-	-	-	-	40,848
Thorleif Egeli	31,500	-	500,000	-	500,000	1,031,500
Max L. Bouthillette	-	-	-	150,000	300,000	450,000
Christoph Bausch	10,000	-	-	-	300,000	310,000
Lars Bethuelsen	30,000	435,000	100,000	-	195,000	760,000
Gunnar Lemvik	-	-	250,000	-	100,000	350,000
Gunnar Andersen	-	-	-	-	-	-
Total	579,723	1,260,000	1,200,000	150,000	2,195,000	5,384,723
*John Reynolds and Saad Bargach are affiliated with Lime Rock Partners and which holds 45,101,867 shares in Archer.
**Alejandro P. Bulgheroni holds 40,848 shares privately and is affiliated with Global Oilfield Holdings Ltd. and Associated Petroleum Investors Ltd. and which respectively hold 2,668,000 and 9,701,015 shares in Archer.

5.11	Corporate governance

5.11.1	Audit committee

The Company’s audit committee, which is comprised of two Directors, Kate Blankenship and John Reynolds, is responsible for ensuring that Archer has an independent and effective internal and external audit system. The audit committee supports the Board in the administration and exercise of its responsibility for supervisory oversight of financial reporting and internal control matters and to maintaining appropriate relationships with the Company’s auditors. The audit committee charter details the terms of reference for the audit committee. The Company’s auditor meets the audit committee annually regarding the preparation of the annual accounts and also to present their report on the internal control procedures. The audit committee holds separate discussions with the Company’s external auditor on a quarterly basis without executive management being present. The scope, resources, and the level of fees proposed by the external auditor in relation to Archer’s audit are approved by the audit committee.

The audit committee recognizes that it is occasionally in the interests of the Company to engage its auditor to undertake certain non-audit assignments. Appointment of the auditor for audit services is approved at the Company’s annual general meeting, where as the board also are given authority to approve the fees paid to the auditor.

5.11.2	Corporate governance requirements

As a company incorporated in Bermuda, the Company is subject to Bermuda laws and regulations with respect to corporate governance. Bermuda corporate law is based on English law. In addition, the Company’s listing on the OSE subjects it to certain aspects of Norwegian securities law, which include an obligation to report on the Company’s compliance with the Norwegian Code of Practice for Corporate Governance (the “Code”) in its annual report on a comply or explain basis.

The Company is committed to ensuring that high standards of corporate governance are maintained and supports the principles set out in the Code.

It is the opinion of the Board that Archer in all material respects complies with the Code, subject to the following exceptions:

1.
The Board’s mandate to increase the Company’s issued share capital is limited to the extent of its authorized but not issued share capital at any time and is not restricted to specific purposes. The authorized capital of the Company is currently USD 1,200,000,000, divided into 600,000,000 shares of a par value of USD 2.00 each, of which 366,169,002 shares were issued, fully paid and outstanding at 8 September 2011.

2.
The appointment of a nomination committee is not a requirement under Bermuda law. The Company has so far not seen sufficient reason to appoint such a committee. However, prior to proposing candidates to the annual general meeting for election to the Board, the Board seeks to consult with the Company’s major shareholders. The Board further endeavours to ensure that it is constituted by Directors with a varied background and with the expertise and capacity required by the Company's business. The Company does not have a corporate assembly.

3.
The Directors are elected by the shareholders of the Company at the annual general meeting for a one-year term, following which they can stand for re-election. Directors serving on the Board are encouraged to hold shares in the Company as the Board believes it establishes a common financial interest between the Directors and the shareholders of the Company. However, there is no requirement at law or in the Company’s By-Laws that Directors own shares of the Company. Furthermore, and for the same reasons, the Directors have been granted options in the Company as set out under section 5.10.3 above.

4.
The Company’s By-Laws permit the Board to grant share options to employees, including to management, without requiring that the general meeting be presented with the volume or other terms and conditions of such scheme. A total of 11,612,000 share options have been granted to employees since 1 October 2007. In addition to the share options granted to the employees by the Board, a total of 2,012,521 share options were granted to Allis-Chalmers option holders in the merger in February 2011.

5.
In situations where it is considered beneficial for the Company that any of its Directors, by request, goes or resides abroad for any purposes related to the Company or perform services which go beyond the ordinary duties of a Director, e.g. in situations where the Director has special expertise, the Director may be paid extra remuneration for such services (whether by way of salary, commission, participation in profits or otherwise). In accordance with the Code, such matters would be approved by the Board and all Directors would be kept informed.

6.	The Company’s By-Laws permit general meetings being summoned with only 7 days notice.

7.	Pursuant to the Company’s Memorandum of Association the objects for which the Company was formed and incorporated are unrestricted.

The Board annually sets a plan for its work in December for the following year which includes a review of strategy, objectives and their implementation, the review and approval of the annual budget and review and monitoring of the Company’s current year financial performance. The Board will meet in person approximately four times a year, with further meetings being held by telephone conference as required to react to operational or strategic changes in the market and company circumstances.

The Company’s management functions are performed by management companies within Archer under the terms of the General Management Agreement, c.f. section 5.10.2.

The Board receives appropriate, precise and timely information on the operations and financial performance of the Company from Archer’s executive management team, which is imperative for the Board to perform its duties.

The Board has established an audit committee, which has formal terms of reference approved by the Board. Matters are delegated to committees as appropriate.

The Company’s Board acknowledges its responsibility for the Company’s system of internal control and for reviewing its effectiveness. The Company’s system of internal control is designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable but not absolute assurance against material misstatement or loss.

The Company adopts internal controls appropriate to its business and culture. The key components of the Company’s system of internal control are described below.

The Company has in place clearly defined lines of responsibility and limits of delegated authority. Comprehensive procedures provide for the appraisal, approval, control and review of expenditures. The senior management team meets with the regional and global vice-presidents on a regular basis to discuss particular issues affecting each region and business unit, including their key risks, health and safety statistics and legal and financial matters. Archer maintains a comprehensive annual planning and management reporting system and a detailed annual budget is prepared in advance of each year and supplemented by revised forecasts during the course of the year. In addition, a five-year strategic plan is updated annually. Actual financial results are reported monthly and compared to budget, revised forecasts and prior year results. The Board reviews and approves all reports on projected and actual financial performance.

The Board derives further assurance from the reports from the audit committee, which has been delegated responsibility to review the effectiveness of the internal financial control systems and is assisted by the internal auditor and external auditors where appropriate. The performance of the Board is constantly monitored and reviewed to ensure the composition and the way in which the Directors function, both individually and as a collegiate body, is effective and efficient.

5.12	Legal and contractual matters

5.12.1	Legal and arbitration proceedings

Archer is involved in litigation or proceedings that have arisen in ordinary business activities. Archer insure against these risks to the extent deemed prudent by management and to the extent insurance are available, but no assurance can be given that the nature and amount of that insurance will be sufficient to fully indemnify the Company against liabilities arising out of pending and future legal proceedings. Many of these insurance policies contain deductibles or self-insured retentions in amounts the Company deem prudent and for which the Company are responsible for payment. If there is a claim, dispute or pending litigation in which the Company believe a negative outcome is probable and a loss by the Company can be reasonably estimated, the Company record a liability for the expected loss but at this time any such expected loss are immaterial to the Company’s financial condition and results of operations. In addition the Company have certain claims, disputes and pending litigation in which the Company do not believe a negative outcome is probable or for which the loss cannot be reasonably estimated.

The case of Nexen Petroleum et al v. Allis-Chalmers Rental Services, LLC, Cameron, Hydril and Tri-City Pipe & Machine is presently scheduled for trial in September 2011. The case involves a blow out on a well operated by Nexen in Vermilion Parish, Louisiana. During drilling operations, Nexen lost control of the well, activated and closed ‘blow out preventers’ rented from Allis-Chalmers Rental Services, LLC (ACRS) thereby sealing the well. Nexen then re-opened the blow out preventers to attempt an unsuccessful dynamic kill. Nexen alleges that it then again attempted to reseal the well using the blow out preventers but was unable to obtain a complete seal. The well allegedly then flowed uncontrolled for up to a day causing damage to the rig and other equipment, and the hole. The blow out preventers were manufactured by Cameron and Hydril and some of the components of the Cameron equipment were machined by Tri-City. Nexen alleges that the blow out preventers failed due to the fault of the defendants. ACRS contends that Nexen actions in specifying the equipment for the well, designing the well, and operating the well including its acts and omissions for the well control event caused any failure of the equipment rented to Nexen by ACRS. There is conflicting evidence and expert testimony affecting several aspects of this case. It is impossible to predict the outcome with any degree of certainty. ACRS and its insurers are treating this case as highly defensible and continue to vigorously contest it.

Other than this, neither the Company nor any other Company within Archer are involved in governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened) in the 12 months prior to the date of this Information Memorandum which separately may have, or have had in the recent past, significant effects on Archer’s financial position or profitability.

5.12.2	Material contracts

Other than the Merger Agreement with Allis-Chalmers, the agreement to acquire Universal Wireline and the agreement to acquire Great White as further described under section 4 and section 5.2.2 and the agreements entered into in the ordinary course of business, no material contract has been entered into by Archer or any member of Archer for the two years immediately preceding the date of this Information Memorandum, and other than agreements entered into in the ordinary course of business no contract containing obligations or entitlements that are, or may be, material to Archer as of the date of this Information Memorandum has been entered into by Archer or any member of Archer.

5.13	Financial information

5.13.1	Summary of the consolidated financial statements for Archer

Until December 31, 2010 Archer (reporting as Seawell) historically presented its consolidated financial statements in NOK. These historical financial statements are included in the appendix to this Information Memorandum. For inclusion in the tables below above, the historic audited financial statements or Seawell have been converted to USD. The income and cash flow statements have been translated by applying average quarterly exchange rates to figures reported in the quarterly earnings releases, filed with the Oslo Stock exchange. Assets and liabilities have been converted at exchange rates prevailing at the balance sheet dates. The cumulative components of stockholders equity as at December 31, 2010 have been converted at the exchange rate for that date.

Prior period cumulative balances for stock holders equity have been calculated by translating period movements and the average rate for the relevant period, or using a spot rate for material, identifiable individual transactions.

The following tale lists exchange rates applied to Seawell’s historical NOK financial statements. Rates for NOK-USD.

Period	Period end date	Average rate for period	Rate at period end date
	December 31, 2007		5.3868
Three months	March 31 2008	5.2948	5.0623
Three months	June 30 2008	5.0678	5.0448
Three months	September 30 2008	5.3464	5.7865
Three months	December 31 2008	6.7775	7.0000
Year	December 31 2008	5.5216	7.0000
Three months	March 31 2009	6.8519	6.6589
Three months	June 30 2009	6.4807	6.3809
Three months	September 30 2009	6.1035	5.8077
Three months	December 31 2009	5.6647	5.7639
Year	December 31 2009	6.2752	5.7639
Three months	March 31 2010	5.8396	5.9794
Three months	June 30 2010	6.2059	6.4642
Three months	September 30 2010	6.1532	5.8551
Three months	December 31 2010	5.9109	5.8679
Year	December 31 2010	6.0274	5.8679

The table below sets out a summary of the unaudited, translated US GAAP consolidated statements of operations for the years ended December 2008, 2009 and 2010; and the unaudited US GAAP interim consolidated statements of operations for the six months ended 30 June 2011 and 2010.

Archer	Six Months ended 30 June		Years Ended 31 December
	2010	2011	2008	2009	2010
(USD in millions, except per share data)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Statement of Operations Data:
Operating revenues:
Operating revenues	285.4	701.2	533.8	495.0	612.0
Reimbursables	45.7	51.9	107.5	114.3	106.7
Total operating revenues	331.1	753.1	641.3	609.3	718.7

Operating expenses:
Operating expenses	232.5	566.4	451.0	404.9	504.3
Reimbursables expenses	44.6	48.0	104.4	109.4	102.7
Depreciation and amortization	11.2	56.6	18.8	21.2	22.6
Impairment of brand name	-	5.1	-	-	-
General and administrative expenses	8.9	39.0	12.8	16.4	25.2
Total operating expenses	297.2	715.1	587.0	551.9	654.8

Operating income	34.0	38.0	54.3	57.4	63.9

Financial items:
Interest income	0.4	2.0	4.6	0.9	1.5
Interest expenses	(7.9)	(20.0)	(26.4)	(15.2)	(22.2)
Other financial items	3.2	(24.1)	(6.1)	(5.8)	(15.6)
Total financial items	(4.3)	(42.1)	(27.9)	(20.1)	(36.3)

Income before income taxes	29.7	(4.1)	26.4	37.3	27.6
Income taxes	(8.4)	(6.7)	(4.7)	(9.6)	(15.3)
Net income	21.3	(10.8)	21.7	27.7	12.3

Net income attributable to the parent	21.3	(10.8)	22.4	28.0	12.4
Net income attributable to the non-controlling interest	-		(0.7)	(0.3)	(0.1)

Basic earnings /(loss) per share	0.19	(0.04)	$0.20	$0.25	$0.08
Diluted earnings /(loss) per share	0.18	(0.04)	$0.20	$0.25	$0.08
Weighted average number of common shares outstanding: (Millions)
Basic	110.0	294.2	107.2	110.0	152.0
Diluted	110.6	298.5	107.2	110.6	155.9
The figures are extracted from the Company’s audited consolidated financial statements for 2008, 2009 and 2010 (converted to USD), and the Company’s interim unaudited consolidated financial statements for the six-month period ended 30 June 2011 and 30 June 2010.

The table below sets out a summary of the unaudited, translated US GAAP consolidated balance sheet for the years ended 31 December 2009 and 2010 (converted to USD), and the unaudited US GAAP interim consolidated balance sheet for the six months ended 30 June 2011:

Archer	As of 30 June	As of 31 December
(USD in millions)	2011	2009	2010
	(Unaudited)	(Unaudited)	(Unaudited)
Balance Sheet Data:
Cash and cash equivalents	42.9	41.1	174.4
Total assets	2,220.9	579.4	975.3
Long-term debt classified as:
Current	8.7	45.2	1.9
Long-term	664.7	171.4	192.4
Total shareholders’ equity	1,176.4	108.8	557.9
Book value per common share	$3.64	$0.99	$3.67
The figures are extracted from the Company’s consolidated balance sheets as of 31 December 2009 and 2010 and the Company’s interim unaudited consolidated balance sheets as of June 30, 2011.

The table below sets out a summary of the unaudited, translated US GAAP consolidated statements of cash-flows for the years ended 31 December 2008, 2009 and 2010, and the unaudited US GAAP interim consolidated statement of cash flows for the six months ended 30 June 2010 and 2011:

Archer	Six Months ended 30 June		Years Ended 31 December
(USD in millions)	2010	2011	2008	2009	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow Data:
Net cash provided by / (used in) operating activities	22.2	(6.0)	74.2	61.0	56.7
Net cash (used in) investing activities	(20.8)	(68.5)	(196.6)	(26.8)	(190.5)
Net cash provided by / (used in) financing activities	0.1	(57.0)	152.3	(30.9)	270.4

Effect of exchange rates on cash and cash equivalents	4.8	1.9	(22.5)	5.7	(6.0)
Net increase (decrease in cash and cash equivalents	(3.3)	(131.5)	7.5	9.0	130.5

Cash and cash equivalents at the end of the period	37.8	42.9	32.0	41.0	174.4
The figures are extracted from the Company’s consolidated balance sheets as of 31 December 2008, 2009 and 2010 (converted to USD) and the Company’s interim unaudited consolidated balance sheets as of June 30, 2011.

The table below presents proforma adjusted EBITDA of Archer for the period ended June 30, 2011, June 30 2010 and for the entire year of 2010 ended December 31, 2010:

Other Financial Data	Six Months Ended June 30,	Six Months Ended June 30,	Year Ended December 31,
(In USD million)	2011	2010	2010
Adjusted EBITDA (unaudited)(1)	136.5	61.4	200.8

(1) Adjusted EBITDA consists of net income (loss) attributable to the equity holders of Archer Limited before interest expense, income taxes (benefit), depreciation and amortization, income attributable to non-controlling interest in variable interest entities, or VIEs, impairment of goodwill and intangible assets, merger related costs and stock based compensation Adjusted EBITDA is a non-GAAP financial measure.

5.13.2	Material factors affecting Archer’s results of operations

Business Environment

The oilfield services industry is cyclical and volatile. Archer’s business depends on the level of activity in oil and gas production in offshore areas worldwide. Given that Archer’s customers are oil and gas companies, the strength of the market in which Archer operates is dependent on the level of exploration, development and production activities for oil and gas. The level of activity in the oilfield services industry and, consequently, its profitability are directly related to factors such as:

•	the prevailing prices of oil and gas,

•	expectations about future prices,

•	the cost of exploring for, producing and delivering oil and gas,

•	the sale and expiration dates of offshore leases,

•	the discovery rate of new oil and gas reserves in offshore areas,

•	local and international political and economic conditions,

•	technological advances,

•	the ability of oil and gas companies to generate funds for capital expenditures, and

•	the level of competition in the marine construction sector.

Utilization of Personnel and Equipment

The majority of Archer’s contracts for the provision of drilling services and well services are day-rate contracts, the revenues of which depend on the utilization rate of Archer’s personnel and equipment. Archer does not generate revenue under these contracts unless its personnel and/or equipment are being utilized and many of these contracts do not require a minimum level of utilization by Archer’s customers.
Acquisitions

Archer has developed its current business through several strategic acquisitions. Some of these acquisitions have had a significant effect on Archer’s financial condition and results of operations since its inception. Archer’s business is primarily comprised of the following acquisitions:

Seadrill’s Well Service Division

In October 2007, Archer, together with its wholly owned subsidiary Archer Holding UK, acquired the shares in the entities comprising Seadrill’s Well Services division for total consideration of NOK 2,413.1 million. The following entities represented Seadrill’s Well Services division prior to its transfer to Archer; Seawell AS, Archer Consulting Resources Ltd (UK), Archer (UK) Ltd, Archer Offshore Denmark AS (DK) and Archer Services Ltd (Hong Kong). These entities were acquired in a common control transaction between Archer and its parent company, Seadrill. The net assets acquired were settled through issuances of an equity stake in Archer of 80% and the proceeds of a subordinated loan of NOK 515 million.

Wellbore Solutions

In November 2007, Archer Norge AS completed the purchase of 33.7% of the shares in Wellbore Solutions AS, or Wellbore, a company developing equipment to be used in the oil service industry, for a purchase price of NOK 20 million. Simultaneously with the purchase, Wellbore issued shares to Archer for total consideration of NOK 5 million, increasing Archer’s ownership interest to 40.3%. Wellbore’s results have been consolidated from the date of acquisition as Archer is considered to have control over Wellbore through a shareholder agreement that gives Archer the power to vote 50.1% of Wellbore’s shares. In 2009, Archer increased its ownership in Wellbore to 42.6% at a cost of NOK 2.0 million.

Noble Corporation’s North Sea Platform Division

In April 2008, Archer purchased Noble Corporation’s North Sea Platform division by acquiring all shares in Noble Drilling UK Limited for a purchase price of approximately USD 51 million (approximately NOK 168.3 million). The acquisition included platform drilling contracts on 11 fixed installations covering five different fields on the UK continental shelf. The purchase closed on 1 April 2008 and the North Sea Platform division’s results of operations have been included in Archer’s consolidated results from such date.

Archer Oil Tools AS (previously named Peak Well Solutions AS)

In May 2008, Archer acquired Peak Well Solutions AS for a purchase price of NOK 412.3 million. Peak Well Solutions is a Norwegian-based oil service company offering products and services for the upstream offshore oil and gas industry. Peak Well Solutions performs development, engineering, assembly, testing, sales and operations of casing, plugs, and liner technologies and services, employing approximately 60 people. The purchase closed on May 1, 2008, and Peak Well Solutions’ results of operations have been included in Archer’s consolidated results from such date. In 2009, an adjustment of NOK 2.4 million to the purchase price of Peak Well Solutions AS was made, reducing the total purchase price to NOK 409.9 million. The reduction has been booked as a reduction in goodwill in the consolidated accounts.

Tecwel AS

In July 2008, Archer acquired Tecwel AS for a purchase price of NOK 172.7 million. Tecwel develops and manufactures proprietary high frequency ultrasound investigation tools and provides cased-hole services for production optimization and well integrity to the oil and gas industry worldwide. The purchase closed on July 1, 2008, and Tecwel’s results of operations have been included in Archer’s consolidated results from such date. Wellbore Solutions AS

Viking Intervention Technology AS

In May 2010, Archer acquired Viking Intervention Technology AS for consideration of NOK 50 million plus an earn-out of up to NOK 25 million. Viking Intervention Technology AS is a company developing an integrated carbon cable intervention system.

Rig Inspection Services

In August 2010 Archer acquired the shares in Rig Inspection Services. Rig Inspection Services “RIS” were acquired at a purchase price of SGD 7.5 million plus up to SGD 7.5 million through an earn-out mechanism based on financial performance over the next 2 years. RIS is an inspection services company, based in Singapore and Perth (Australia) and operating on a global basis. The company has 56 employees and offers specialised industry knowledge and experience with broad inspection expertise. RIS surveyors and inspectors are on call 24/7 specifically to provide a wide range of services within the oil and gas industry, including Rig Acceptance & Safety Surveys, Rig Condition & Benchmark Surveys, Subsea & Surface Well Control Equipment Inspection and Oil Country Tubular Goods (OCTG) services.

Gray Wireline and Universal Wireline

In December 2010, Archer acquired Gray Wireline rom Centre Partners for 157.5 million on a debt and cash free basis, and in January 2011 acquired Universal Wireline from Patterson-UTI for USD 25.5 million on a debt and cash free basis. Universal Wireline was merged with Gray Wireline. Gray Wireline was the largest independent cased hole wireline company in the U.S. The company commands one of the youngest fleets in the industry with a total of 110 wireline units. Gray operates in 18 district locations providing the Company access to 85% of all active U.S. drilling rigs and generates a balanced revenue stream from liquids and gas. The Company is a leading provider of a full range of cased-hole wireline services in the Permian basin and in unconventional plays such as the Barnett, Marcellus, Haynesville, Bakken, Eagle Ford and Woodford shales. Universal Wireline operated 6 offshore units from Louisiana. The combined companies commands one of the youngest fleets in the industry with a total of 136 wireline units and 6 offshore skids. Gray's 23 operating districts cover over 85% of all active U.S. drilling rigs and generate a balanced revenue stream from liquids and gas. The company is a leading provider of a full range of cased-hole wireline services in unconventional plays such as the Barnett, Marcellus, Haynesville, Bakken, Eagle Ford and Woodford shales and in the Permian Basin.

Allis-Chalmers

In February 2011, the merger between Allis-Chalmers Energy Inc. and Seawell Limited was completed. Allis-Chalmers is a Houston, Texas-based multifaceted oilfield service company that provides services and equipment to oil and natural gas exploration and production companies throughout the United States, including in Texas, Louisiana, Pennsylvania, Arkansas, West Virginia, Oklahoma, Colorado, and offshore in the Gulf of Mexico, and internationally, primarily in Argentina, Brazil, Bolivia and Mexico. Allis-Chalmers provides land drilling, pulling and workover rigs and related services as well as directional drilling services, casing and tubing services, underbalanced drilling services and coiled tubing and production services and provide oilfield rental equipment, including drill pipe, tubing and blow-out prevention equipment.

Through organic growth and strategic acquisitions, Allis-Chalmers has built a strong company with a portfolio of services and technologies designed to help customers increase energy production. Because of Allis-Chalmers’ commitment to customer service and to helping its customers meet the challenges of today’s oilfield, Allis-Chalmers has developed strong relationships with many of the world’s leading oil and natural gas companies.

Great White

In August 2011, Archer acquired Great White for USD 630 million on a cash and debt free basis. Great White provides industry-leading pressure control including coil tubing and snubbing services, directional drilling, and pressure pumping including fracing and nitrogen services. Its operations are primarily focused on the U.S. onshore unconventional resource plays with locations in many of the prolific basins with strong drilling activity, primarily with a focus on oil and liquids. Great White's services are targeted at drilling and completing the horizontal wells that are critical in increasing the ultimate recovery in unconventional basins. Great White operates 13 service centres strategically located around the unconventional plays in Michigan, Oklahoma, Texas, West Virginia, Colorado, Arkansas and Wyoming and are highly complementary to Archer's existing locations with minimal overlap and integration risk. Archer's new pressure pumping division and its expanded pressure control divisions will be headquartered in Oklahoma City.

Political, economical and other uncertainties

Archer's operations are subject to political, economic and other uncertainties. Archer’s foreign operations are often subject to uncertainties of such nature that are not encountered in domestic operations, such as arbitrary taxation policies, onerous customs restrictions, unstable currencies, exchange rate fluctuations and the risk of asset expropriation due to foreign sovereignty over operating areas. Many aspects of Archer’s operations are subject to governmental regulation in the areas of equipping and operating vessels, drilling practices and methods, and taxation. In addition many of the countries in which Archer operate have regulations relating to environmental protection and pollution control. Archer could become liable for damages resulting from pollution of offshore waters and may have to document financial responsibility in this regard.

Archer considers itself to be in compliance in all material respects with the health, safety and environmental regulations affecting its operations in the countries and jurisdictions in which Archer operates.

Regulatory compliance has not materially affected capital expenditures, earnings or competitive position to date, although such measures do increase costs of operations and may adversely affect operations. Further regulations may reasonably be anticipated, but any effects on Archer’s operations cannot be accurately predicted.

In addition to the domestic and foreign regulations that directly affect Archer’s operations, regulations associated with the production and transportation of oil and gas affect the operations of the Company’s customers and thereby could potentially impact demand for Archer’s services.

5.13.3	Capital resources

Overview

Archer’s historical sources of liquidity have been cash generated from operations, credit facilities provided by major financial institutions, equity issuances and shareholder loans. Cash generated from operations continues to be Archer’s primary source of funds to finance operating needs, capital expenditures and debt service. Archer had cash and cash equivalents of USD 42.9 million as of 30 June 2011, compared to USD 174.4 million at 31 December 2010.

Management believes that Archer’s ability to obtain funding from the sources described above will continue to provide the cash flows necessary to satisfy Archer’s present working capital requirements and capital expenditure requirements, as well as meet Archer’s debt repayments and other financial commitments for the next 12 months.

Cash flows from operating activities

Net cash provided by operating activities during the six months ended 30 June 2011 was USD -6.0 million, compared to USD 22.2 million for the six months ended 30 June 2010. The worsened operating cash flow performance in the six months ended 30 June 2011 principally reflects an in increase in overdue accounts receivable. Net cash provided by operating activities during the year ended 31 December 2010 was USD 74.2 million, compared to USD 61.0 million for the year ended 31 December 2009 and USD 74.2 for the year ended 31 December 2008. Operating cash flows are affected primarily by net income and movement in working capital.

Cash flows from investing activities

Net cash used in investing activities was USD 68.5 million for the six months ended 30 June 2011 and USD 20.8 million for the six months ended 30 June 2010. The cash outflow for the six months ended 30 June 2011 was considerably higher than for the six months ended 30 June 2010, and relates primarily to investments in drilling equipment and acquisitions of subsidiaries.

Net cash used in investing activities was USD 190.5 million for the year ended 31 December 2010, USD 26.8 million for the year ended 31 December 2009 and USD 196.6 million for the year ended 31 December 2008. In 2010, investing cash flows included the acquisition of Gray Wireline, which was acquired for a total of USD 157.5 million. In 2009, the net cash outflows primarily related to routine purchases of drilling equipment. In 2008, investing cash flows included the acquisition of subsidiaries referred to in “Acquisitions” above as well as initial payments on the construction of Archer’s modular rig.

Cash flows from financing activities

In the six months ended 30 June 2011, net cash provided by financing activities was negative USD 57.0 million, as compared to net cash provided by financing activities of USD 0.1 million in the six months ended 30 June 2010. The negative cash flow from financing activities in the six months ended 30 June 2011 is mainly due to repayment of debt issued by Allis-Chalmers upon closing of the Merger. The repayment of debt was due to change of control clauses in the loan agreement that Allis-Chalmers had entered into.

In 2010, net cash flow from financing activities totalled USD 270.4 million, which was mainly from the issuance of new equity in a private placement. In 2009, net cash used in financing activities was USD 30.9 million. Net cash provided by financing activities was USD 152.3 million in 2008. Cash flows from financing activities in 2008 principally reflect Archer’s acquisition of Seadrill’s well services division, which was financed through a combination of an equity issuance of USD 207.9 million (net of issuance costs) and a long-term bank facility of USD 135.8 million. In addition, in 2008, Archer received NOK 34.7 million from a private placement of shares to external investors, which was used to partially finance the acquisition of subsidiaries.

Recent Developments

On August 26 2011, Archer announced a USD 82.8 million private placement pursuant to which it issued 12.7 million shares, 10.8 million of which were subscribed by Seadrill and 1.9 million by Lime Rock. The proceeds of the private placement were used to repay USD 82.0 million of the bridge financing provided by the Company’s syndicate of banks.

On August 31 2011, Archer announced a USD 167 million private placement pursuant to which it will issue 30 million shares, 14.5 million of which were subscribed by Seadrill. The proceeds of the private placement will be used to repay USD 165.0 million of the bridge financing provided by the Company’s syndicate of banks.

5.13.4	Funding structure and borrowing requirements

Description of indebtedness

Multicurrency Term and Revolving Facility Agreement

In order to be able to finance the acquisition of Great White prior to the private placements, the Company entered, on 22 August 2011, into an amended and restated USD 1,187.5 million Multicurrency Term and Revolving Facility Agreement with a syndicate of banks. The purpose of the facility is to replace the existing USD 550 million Term and Revolving Facility entered into in the end of November 2010 and to finance the acquisition of Great White. The facility is divided into five tranches. The first tranche, Tranche A, is for USD 335 million, the second tranche, Tranche B, is for USD 215 million, the third tranche, Tranche C, is for USD 315 million, the fourth tranche, Tranche D, is for USD 157.5 million, while the fifth Tranche, Tranche E, is for USD 100 million. The final maturity date of the Tranches A, B, D and E is November 11, 2015, while Tranche C’s maturity date is December 31, 2011. The interest rate of the tranches is the aggregate of LIBOR, NIBOR or EURIBOR, plus between 2.00% and 3.00% per annum, depending on the Net Interest Bearing Debt to EBITDA, plus mandatory costs, if any.

As of the date of this Information Memorandum a total of USD 940 million has been drawn under this facility. The net proceeds from the Private Placements will be used to reduce Tranche C to approximately USD 67 million and the amount drawn under the facility to approximately USD 775 million. The remaining bridge financing would need to be repaid within December 31, 2011 if not otherwise refinanced. Furthermore an amount of USD 215 million, relating to Tranche B, which was originally earmarked for the repayment of Allis-Chalmers bonds, needs to be refinanced before March 31 2012.

The five Tranches made under the USD 1,187.5 million Multicurrency Term and Revolving Facility Agreement is secured by pledges over shares in Material Subsidiaries, and assignment over intercompany debt, as well as by Guarantees issued by the material subsidiaries.

The Company’s Multicurrency Term and Revolving Facility Agreement contain certain financial covenants, including, among others:

•	The Company’s total consolidated Net Interest Bearing Debt shall not exceed 3.5x EBITDA for 2011, and shall not exceed 3.0xEBITDA thereafter.

•	The Company’s minimum ratio of equity to total assets of at least 30.0%

•	The Company is to maintain the higher of USD 30 million and 5% of Interest Bearing Debt in freely available cash (including undrawn committed credit lines)

The Multicurrency Term and Revolving Facility Agreement contains events of default which include payment defaults, breach of financial covenants, breach of other obligations, breach of representations and warranties, insolvency, illegality, unenforceability, curtailment of business, claims against an obligor’s assets, appropriation of an obligor’s assets, failure to maintain exchange listing, material adverse effect, repudiation and material litigation.

As of the date of this Information Memorandum, Archer was in compliance with all of the covenants under its long-term facilities.

Archer has through the acquisition of Allis-Chalmers a total of two senior notes outstanding. The first senior notes are due in January 15, 2014 and bear interest at 9.0%. Total outstanding of these notes are USD 97.7 million. The 2014 notes are recorded in the balance sheet at 102.0 % of the total outstanding amount. The second senior notes are due in

March 1, 2017 and bear interest at 8.5%. Total outstanding of these notes are USD 205.7 million. The 2017 notes are recorded in the balance sheet at 106.7% of the total outstanding amount.

The premium of the booked value of the 2014 and 2017 notes are deferred and amortized as a reduction in the interest expenses over the course of the remaining lifetime of the notes.

Off-Balance Sheet Arrangements

Historically, Archer has not used special-purpose vehicles or similar financing arrangements. In addition, Archer does not have any off-balance sheet arrangements with any of its affiliates or with any unconsolidated entities.

Contractual Obligations

As of 8 September 2011, Archer’s unaudited contractual debt obligations for future periods were as follows:

	Payments Due
(USD in millions)	Less than 1 year	1-3 Years	3-5 Years	After 5 Years	Total

Debt Obligations	454.2	171.2	427.4	205.7	1,258.3
Finance Lease Obligations	1.7	2.7	0.1	—	4,5
Total	455.9	173.9	427.5	205.7	1262.8

The net proceeds from the second private placement in August 2011 will be used to partly finance the repayment of the short-term debt obligation.

5.14	Significant change in Archer’s financial or trading position

In the period after the balance sheet day of 30 June 2011, Archer has completed the following transactions.

Partial Redemption of Allis-Chalmers Energy Inc. 9.0% Senior Notes, due 2014

On July 18, 2011 Archer Limited redeemed USD 125 million of the Allis-Chalmers Energy Inc. 9.0% Senior Notes, due 2014. The notes were redeemed at a redemption price of 102.250% of the outstanding aggregate principal amount of the notes, plus accrued and unpaid interest and Liquidated Damages (as defined in the Indenture). The redemption was financed through at the time USD 550 million Credit Facility.

First contract for the Archer Emerald Modular Rig with Shell Todd Oil Services in New Zealand

On July 27, 2011 Archer announced the agreement with Shell Todd Oil Services ("STOS") for the provision of the drilling modular rig and services for the modular rig Archer Emerald ("the Emerald").

The mobilization will take place in the first half of 2012 and the modular rig will operate in New Zealand on the Maui A offshore platform. The total contract value, including mobilisation, demobilization and options for contract extensions, is USD 45 million.

Acquisition of Great White

On August 24, 2011 the Company completed the acquisition of all the operating companies of Great White Energy Services a group formed by Wexford Capital LP, in a transaction valued at USD 630 million on a cash and debt free basis. The company has secured financing for this transaction through a combination of long-term debt and a bridge facility due on December 31, 2011. The company will optimize the refinancing of the bridge facility through shareholder loans, subordinated debt, unsecured bond financing, equity or a combination thereof.

USD 82.8 million private placement towards the two largest shareholders

On August 26, 2011 the Company completed a USD 82.8 million Private Placement. The Company issued 12.7 million new shares of USD 2 par value at a subscription price of NOK 35 per share in a private placement directed towards its two largest shareholders, Seadrill and Lime Rock. Seadrill was allocated 10.8 million of the new shares while Lime Rock was allocated the remaining 1.9 million new shares. The placement generated gross proceeds of USD 82.8 million to Archer and the net proceeds was used for the acquisition of Great White, see Section 4.

USD 167 million private placement towards investors

On August 31, 2011 the Company completed a USD 167 million Private Placement. The Company issued 30 million new shares of USD 2 par value at a subscription price of NOK 30 per share in a private placement. Seadrill was allocated 14.5 million of the new shares. The placement has generated gross proceeds of USD 167 million to Archer. Net proceeds will be used for the acquisition of Great White, see Section 4.

Other than this, there has been no significant change in the financial or trading position of Archer that has occurred since 30 June 2011.

5.15	Working capital statement

As of date of this Information Memorandum a total of USD 67 million in bridge financing would need to be repaid within December 31, 2011 if not otherwise refinanced. Furthermore an amount of USD 215 million originally earmarked for the repayment of Allis-Chalmers bonds needs to be refinanced before March 31 2012.

The existing cash and the negotiated credit lines are sufficient to fund Archer current capital requirements. The company believes that it will be able to refinance the above mentioned amounts within the periods due.

5.16	Auditors

The Company’s auditor is PricewaterhouseCoopers AS, Forus Atrium, Vassbotnen 15, P. O. Box 8017, 4068 Stavanger, Norway. Signing partner, Gunnar Settebø, is a member of The Norwegian Institute of Public Accountants (“Den Norske Revisorforening”). PricewaterhouseCoopers has been the Company’s auditor since the Company’s incorporation.

PricewaterhouseCoopers AS has performed an audit of the Company’s Consolidated Financial Statements for the years ended 31 December 2010, 2009 and 2008 in accordance with the standards of the Public Company Accounting Oversight Board (United States). PricewaterhouseCoopers AS has not performed an audit on the second quarter and six months period for 2011 as included in appendix 2 to this Information Memorandum and they have thus not been audited.

PricewaterhouseCoopers LLP, 1 Embankment Place, London WC2N 6RH, United Kingdom, will take over as auditor for the Company with effect from the financial year ending on 31 December 2011.

5.17	Shares and shareholder matters

5.17.1	Shares

Shareholders owning 5% or more of the Shares have an interest in the Company’s share capital that is modifiable pursuant to the Securities Trading Act. As of the date of this Information Memorandum the following names have notified more than 5% ownership:

	Shareholder	Number of Shares (million)%
1	SEADRILL LIMITED	146.238.446	39.9%
2	LIME ROCK PARTNERS	45,124,867	12.3%
3	HEMEN HOLDING LIMITED	27,421,000	7.5%
	Total shares outstanding	366,169,002	100%

In addition on 5 August 2011 Taube Hodson Stonex Partners LLP notified that they had exceeded the 5% disclosure threshold and controlled 16,403,005 Shares. The Company is not aware of any other persons or entities that, directly or indirectly, have an interest in 5% or more of the Shares.

5.17.2	Historical development of the issued share capital

The table below shows the historical development of the issued and fully paid share capital and the number of issued and fully paid outstanding shares in the Company:

Date	Transaction	Gross proceeds (NOK)*	Number of Shares	Par value (USD)	Share capital post transaction	Number of Shares post transaction
August 2007	Incorporation	USD 100	100	1.00	100	100*
September 2007	Consolidation	-	50	2.00	100	50**
October 2007	Acquisition of Seadrill’s well service division	***	80,000,000	2.00	160,000,100	80,000,050
October 2007	Private Placement	275,000,000	20,000,000	2.00	200,000,100	100,000,050
April 2008	Private Placement	195,000,000	10,000,000	2.00	220,000,100	110,000,050
August 2010	Private Placement	2,654,200,000	115,400,000	2.00	450,800,100	225,400,050
February 2011	Merger with Allis-Chalmers	***	97,071,710	2.00	644,943,520	322,471,760
March – August 2011	Option Exercises	16,187,469	997,242	2.00	646,938,004	323,469,002
August 2011	Private Placement	444,500,000	12,700,000	2.00	672,338,004	336,169,002
August 2011	Private Placement	900,000,000	30,000,000	2.00	732,338,004	366,169,002

*	Gross proceeds are represented in NOK unless otherwise indicated.

**
The Company was incorporated on 31 August 2007 with an authorized share capital of USD 100.00, constituting 100 Shares, with a par value of USD 1.00. On September 18, 2007, the initial 100 Shares of par value USD 1.00 each were consolidated into 50 Shares of par value USD 2.00 each.

***	These Shares were issued against other consideration than cash accordingly more than 10% of the capital has been paid for with assets other than cash.

6	PRESENTATION OF GREAT WHITE

The Company and the Board disclaims any responsibility and liability for the accuracy and completeness of the Information Memorandum in respect of the information relating to Great White presented herein, of which certain parts have been extracted from publicly available sources and certain part have been received from Great White.

6.1	Domicile, legal form etc.

The Company has through the Acquisition acquired all of the operating companies of Great White Energy Services, a group formed by Wexford Capital LP:

•	Acid Inc., a corporation organized under the Laws of the State of Texas with its registered office at 14201 Caliber Drive Suite 300, Oklahoma City, OK 73134, telephone: +1 405-285-5812.

•
Great White Pressure Pumping LLC, a limited liability company organized under the Laws of the State of Delaware with its registered office at 14313 North May Avenue, Suite 100, Oklahoma City, OK 73134, telephone: +1 580-226-0333.

•
Great White Pressure Control LLC, a limited liability company organized under the Laws of the State of Oklahoma with office at 14313 North May Avenue, Suite 100; Oklahoma City, OK 73134, telephone: +1 307-472-7400.

•
Great White Directional Services LLC, a limited liability company organized under the Laws of the State of Oklahoma with its registered office at 14313 North May Avenue, Suite 100, Oklahoma City, OK 73134, telephone: +1 580-226-0333.

•
Diamondback-Directional Drilling LLC, a limited liability company organized under the Laws of the State of Delaware with its registered office at 411 West Putnam Ave.; Greenwich CT 06830, telephone: +1 231-943-3000.

Together, the group of entities listed above are collectively referred to as (“Great White”).

Great White’s principal place of business is located at 14201 Caliber Drive, Suite 300, Oklahoma City, Oklahoma 73134, United States of America, telephone: +1 (405) 285-5812. Great White has service centres’ in Michigan, Oklahoma, Texas, West Virginia and Wyoming.

6.2	Overview of the business

Great White is a diversified oilfield service group providing completion and production and horizontal and directional drilling services primarily in the U.S. onshore unconventional tight sands and shale oil and natural gas markets, commonly referred to as “unconventional resources.” These resources are called unconventional due to the different manner by which they are extracted as compared to the extraction of conventional resources. To extract unconventional resources, the wellbore is generally drilled to specific objectives within narrow parameters, often across long, horizontal intervals within narrow formations offering greater contact area with the producing formation. Typically, the well is then hydraulically fractured at multiple stages to optimize production. Great White uses the equipment to drill and complete these horizontal wells.

Great White currently conducts the operations through two operating segments: completion and production services and horizontal and directional drilling services. Great White believes that the services are critical in increasing the ultimate recovery and present value of production streams for unconventional resources. The complementary suite of drilling, completion and production related services provides us with the opportunity to cross sell the services and expand the customer base and geographic positioning.

The 13 service centres are strategically located in Michigan, Oklahoma, Texas, West Virginia and Wyoming primarily to serve the following resource plays:

•	the Bakken Shale in Montana and North Dakota;

•	the Cana Woodford Shale and the Cleveland Sand in Oklahoma;

•	the Eagle Ford Shale in South Texas;

•	the Fayetteville Shale in Arkansas;

•	the Granite Wash in Oklahoma and Texas;

•	the Cotton Valley and the Haynesville Shale in Northwest Louisiana and East Texas;

•	the Marcellus Shale in West Virginia and Pennsylvania;

•	the Marmaton and Mississippi Shales in Oklahoma and Texas;

•	the Niobrara formation in Wyoming;

•	the Permian Basin in West Texas;

•	the Trenton formation in Michigan;

•	the Utica Shale in Ohio and Pennsylvania; and

•	the Woodford Shale in Southeastern Oklahoma.

The operational division heads have an average of over 30 years of oilfield services experience and bring valuable basin-level expertise and long-term customer relationships to the business. Great White provides the completion and production and horizontal and directional drilling services to a diversified range of both public and private independent producers as well as integrated major companies. The top five customers for the year ended December 31, 2010, representing 36% of the revenue, were SandRidge Energy, Inc., Windsor Permian LLC, Chesapeake Energy Corp., Continental Resources, Inc. and East Resources, Inc. The top five customers for the six months ended June 30, 2011, representing 42% of the revenue, were SandRidge Energy, Inc., Unit Petroleum Company, Continental Resources, Inc., EOG Resources, Inc. and Laredo Petroleum Inc.

Great White Energy Services commenced the operations in December 2005 with the acquisition of the assets of Quantum Drilling Motors, L.L.C., (“Quantum”). Great White Energy Services has since grown through acquisitions and organically by focusing on the growing needs of producers in unconventional resource plays.

6.2.1	The services

Completion and production services

The completion and production services segment provides pressure pumping services and pressure control services. The pressure pumping services include hydraulic fracturing and acidizing services. These services are primarily used in optimizing hydrocarbon flow paths during the completion phase of unconventional wellbores. Great White Energy Services began providing pressure pumping services in September 2006 with 18,200 horsepower acquired in the acquisition of Acid Inc. As of June 30, 2011, Great White Energy Services had grown the pressure pumping business to 98,800 horsepower, consisting of 42 quintuplex pumps. The quintuplex pumps allow Great White to execute multi-stage fracture stimulation jobs, which are typically required for production enhancement of unconventional wells. Currently, Great White provides pressure pumping services in the Cana Woodford and Mississippi Shales in Oklahoma, the Marmaton Shale in Oklahoma and Texas and the Permian Basin in West Texas. The completion and production segment was started in July 2006 through the hiring of an experienced senior management team. Since then, this team has developed the pressure control services through organic growth.

The pressure control services equipment is tailored to the unconventional resources market with the ability to operate under high pressures without having to delay or cease production during completion operations. Ceasing or suppressing production in the completion phase of an unconventional well could result in formation damage impacting the overall recovery of reserves. As of June 30, 2011, the pressure control services were provided through the fleet of eight coiled tubing units, 19 snubbing units, six wireline units, 14 nitrogen pumping units, nine fluid pumping units and various well control assets. Based on the anticipated delivery schedule, Great White expects to have 12 coiled tubing units, 24 snubbing units, six wireline units, 16 nitrogen pumping units and 15 fluid pumping units by the end of 2011. Great White provides the pressure control services in the Fayetteville Shale in Arkansas, the Cana Woodford and Woodford Shales and the Cleveland Sand in Oklahoma, the Granite Wash and Mississippi Shale in Oklahoma and Texas, the Haynesville Shale in Northwest Louisiana and East Texas, the Barnett Shale in East Texas, the Permian Basin in West Texas and the Eagle Ford Shale in South Texas.

The completion and production segment generated approximately USD137.3 million, or 75.4% of total revenue, for the six months ended June 30, 2011, USD135.9 million, or 65.7% of the total revenue, for the year ended December 31, 2010, USD55.8 million, or 56.6% of total revenue, for the year ended December 31, 2009 and USD103.5 million, or 49.6% of total revenue, for the year ended December 31, 2008.

Horizontal and directional drilling services

The horizontal and directional drilling equipment is designed for efficient drilling and production of oil and natural gas from unconventional resource plays. The horizontal and directional drilling services allow the customers to drill wellbores to specific objectives within narrow location parameters. The evolution of unconventional resource reserve recovery has increased the need for the precise placement of the wellbore. Wellbores are often drilled sideways across long-lateral intervals within narrow formations as thin as ten feet. The personnel are involved in all aspects of the well from the initial planning to the management and execution of the horizontal or directional drilling operation. The horizontal and directional drilling equipment includes drilling motors, measurement while drilling, or MWD, kits and electromagnetic, or EM, kits. As of June 30, 2011, Great White owned 39 MWD kits and six EM kits used in horizontal, vertical and directional drilling applications, 392 motors, four dedicated wireline units and an inventory of parts and other equipment. In addition, at June 20, 2011 Great White employed 76 directional drillers with significant industry experience to implement the services. Great White performs the horizontal and directional drilling services in the Piceance Basin in Colorado, the Cotton Valley and the Haynesville Shale in Northwest Louisiana and East Texas, the Bakken Shale in North Dakota and Montana, the Williston Basin in North Dakota and South Dakota, the Utica

Shale in Ohio and Pennsylvania, the Granite Wash in Oklahoma and Texas, the Woodford Shale in Oklahoma, the Huron and Marcellus Shales in West Virginia and Pennsylvania, the Permian Basin in West Texas, the Powder River Basin and the Niobrara formation in Wyoming and the Trenton formation in Michigan.

Great White Energy Services commenced the horizontal and directional drilling operations with the acquisition of the assets of Quantum in December 2005. Great White Energy Services subsequently acquired the membership units of Directional Drilling Contractors L.L.C. in August 2007, and has since grown this business segment organically. The horizontal and directional drilling services segment generated approximately USD44.7 million, or 24.6% of total revenue, for the six months ended June 30, 2011, USD70.9 million, or 34.3% of total revenue, for the year ended December 31, 2010, USD42.7 million, or 43.4% of total revenue, for the year ended December 31, 2009 and USD105.1 million, or 50.4% of total revenue, for the year ended December 31, 2008.

6.3	Executive management team

Executive officers

Set forth below is the name, age, position and a brief account of the business experience of each of the executive officers of Great White Energy Services prior to closing of the Acquisition.

Executive Officers:
Name	Age	Position
John Jordan	54	Chief Executive Officer
David W. Sparkman	54	Chief Financial Officer and Executive Vice President
Ronnie G. Roles	55	Senior Vice President of Pressure Control Services
William E. Haley	52	Senior Vice President of Pressure Pumping Services
Danny Ward	55	Senior Vice President of Directional Drilling Services
Randall J. Holder	58	General Counsel, Executive Vice President and Secretary

John Jordan, Chief Executive Officer

Mr. Jordan joined Great White Energy Services as the Chief Executive Officer in March 2011. Prior to joining Great White Energy Services, Mr. Jordan served from March 2010 to March 2011 as the Chief Executive Officer of ASCO’s operations in the Americas, where he was responsible for ASCO’s North and South American logistics and global freight forwarding business units. From January 2005 to February 2010, Mr. Jordan was Group Chief Executive Officer of Energy Cranes International, a provider of offshore crane engineering, operation and manufacture services. Prior to that, Mr. Jordan served as Group Chief Executive Officer of SPS International, an oilfield services company, from 2001 to 2004. From 1999 to 2001, Mr. Jordan served in various executive capacities, including Senior Vice President, Chief Operating Officer and Chief Financial Officer, for Global Completion Services, an oilfield services company, which merged with SPS International in 2001. From 1996 to 1999, Mr. Jordan served as President and Chief Operating Officer for OSCA, Inc., an oilfield services company. From 1995 to 1996, Mr. Jordan was a Vice President and General Manager of the United States operations of Nowsco Well Services, Inc., an oilfield services company. Mr. Jordan began his career with Western Company of North America, an oilfield services company, as a management trainee in 1979 and served in various capacities before ultimately being named President of Western Petroleum Services in 1993. He remained President of Western Petroleum Services until 1995, when the company was sold to BJ Services. Following the acquisition, Mr. Jordan remained with BJ Services for part of 1995 as a Region Manager, responsible for integrating Western Petroleum Services’ Gulf Coast operations. Mr. Jordan attended the University of Louisiana-Lafayette and earned his M.B.A. from Tulane University in New Orleans.

David W. Sparkman, Chief Financial Officer and Executive Vice President

Mr. Sparkman joined Great White Energy Services in July 2010 as the Chief Financial Officer and Vice President responsible for the accounting, treasury and risk management activities. Prior to that, he was owner and President of Ulysses Enterprises, LLC, a financial consulting firm, from February 2009 to June 2010 and Chief Financial Officer for Sitton Properties and Strateline Industries, LLC from March 2008 to January 2009. Mr. Sparkman served as Executive Vice-President/Finance of Dollar Thrifty Automotive Group, a vehicle rental company, from January 2003 to February 2008 and before that he was Executive Vice-President Chief Financial Officer of Thrifty Rent-A-Car System, Inc., a vehicle rental company, from May 1995 to December 2002. Mr. Sparkman also served as Controller of Thompson Pipe and Steel, a manufacturer of steel pipe, from June 1993 to May 1995. He began his career in public accounting in the Tulsa and Denver offices of Coopers & Lybrand. He is a certified public accountant and graduated from the University of Arkansas with a BSBA in accounting.

Ronnie G. Roles, Senior Vice President of Pressure Control Services

Mr. Roles has served as President of Great White Pressure Control LLC since August 2006. Prior to joining Great White Energy Services, Mr. Roles was with Cudd Pressure Control, an oilfield services company, from February 1977 to August 2006, where he served as President of operations, overseeing domestic and international field offices.

Mr. Roles has over 30 years experience in all phases of pressure control techniques and processes, including snubbing, wireline, coil-tubing and well control.

William E. Haley, Senior Vice President of Pressure Pumping Services

Mr. Haley has served as President of Great White Pressure Pumping LLC since September 2010. Prior to his current position, Mr. Haley worked as an engineering consultant for Crescent Services, an oilfield services company, from February 2010 to September 2010; regional manager for Superior Well Services, Inc., an oilfield services company, in Oklahoma and Texas from November 2008 to February 2010; and Director of Operations for the pumping services operations of Diamondback Energy Services from December 2007 to October 2008. Mr. Haley worked as a fracturing specialist for Cimarex Energy Co., an oil and gas exploration company, from January 2005 to November 2007. Mr. Haley was with Halliburton, an oilfield services company, for 23 years prior to Diamondback Energy Services. Mr. Haley has over 30 years experience in the stimulation industry. Mr. Haley is a graduate of Southwestern Oklahoma State University with a Bachelor of Science degree in computer science.

Danny Ward, Senior Vice President of Directional Drilling Services

Mr. Ward served as Chief Operating Officer of Great White Directional Services LLC and Diamond-Directional Drilling LLC from September 2008 to March 2011 and has served as President of Great White Directional Services LLC and Diamondback-Directional Drilling LLC since March 2011. Previously, Mr. Ward served as Vice President of Operations of the drilling technology services and applications division of Diamondback-Quantum from December 2005 to August 2008. Mr. Ward served as Vice President of Operations of Quantum Drilling Motors, an oilfield services company, from June 2002 until the acquisition of substantially all of the assets of that company in December 2005. From December 1997 to June 2002, Mr. Ward served as mid-continent regional manager of Weatherford-Dailey International, an oilfield services company, and from November 1988 to June 1997 he served as operations manager for Drillex Systems Performance Drilling, an oilfield services company. Mr. Ward has over 30 years of oil and natural gas industry experience, including experience in all aspects of directional, horizontal and drilling motor services.

Randall J. Holder, General Counsel, Executive Vice President and Secretary

Mr. Holder joined Great White Energy Services in November 2008 as General Counsel and Vice President responsible for legal and human resources. Mr. Holder served as Executive Vice President and General Counsel for R.L. Hudson and Company, a supplier of moulded rubber and plastic components, from February 2007 to October 2008. Mr. Holder was in private practice of law and a member of Holder Betz LLC from February 2005 to February 2007. Mr. Holder served as Vice President and Assistant General Counsel for Dollar Thrifty Automotive Group, a vehicle rental company, from January 2003 to February 2005 and, before that, as Vice President and General Counsel for Thrifty Rent-A-Car System, Inc., a vehicle rental company, from September 1996 to December 2002. He also served as Vice President and General Counsel for Pentastar Transportation Group, Inc. from November 1992 to September 1996, which was wholly owned by Chrysler Corporation. Mr. Holder started his legal career with Tenneco Oil Company where he served as a Division Attorney providing legal services to the company’s mid-continent division for ten years.

Following completion of the Acquisition, the Executive Management Team has assumed positions withinArcher.

6.4	Employees

As of June 30, 2011, Great White had 817 full-time employees and four part-time employees. Great White also hires independent contractors and consultants involved in land, technical, regulatory and other disciplines to assist the full time employees.

6.5	Key financial information

The following table sets forth the summary historical consolidated financial data as of the dates and for each of the periods indicated. The data as of December 31, 2010 are derived from the historical audited consolidated financial statements included as appendix 6 to this Information Memorandum. The data as of and for the six months ended June 30, 2011 and 2010 are derived from the historical unaudited consolidated financial statements included as appendix 5 to this Information Memorandum. The financial data set forth below includes the consolidation of two legal entities, Great White Energy Services, Inc. and GW Holdings I LLC, which were non-operating companies of Great White Energy Services. These entities where not acquired in the Acquisition but any assets and employees previously held by the two enetites were assigned over to one of the acquired companies at the closing. Both entities had limited activity, but reference is made to section 7.7.5 a) for a description of the main adjustments made in the unaudited pro forma condensed combined financial information in section 7 to adjust for this.

The unaudited pro forma financial data presented give effect to income taxes assuming that Great White operated as a taxable corporation throughout the periods presented. Operating results for the periods presented are not necessarily indicative of the results that may be expected for the entire year 2011 or any future periods..

Statement of Operations Data	Six Months Ended June 30,	Six Months Ended June 30,	Year Ended December 31,
(In USD)	2011	2010	2010

Revenue:
Completion and production services	137,295	52,452	135,863
Horizontal and directional drilling services	44,742	32,087	70,867

Total	182,037	84,539	206,730
Expenses:
Cost of revenue, exclusive of depreciation, amortization and impairment:
Completion and production services	82,584	38,028	92,669
Horizontal and directional drilling services	33,943	24,248	53,098
Selling, general and administrative	11,222	6,826	15,102
Depreciation and amortization	14,126	11,043	23,419
Impairment of goodwill and intangible assets	—	—	—

Operating income (loss)	40,162	4,394	22,442
Interest expense	(292	(693	(1,346
Other income	378	35	68

Income (loss) before income taxes	40,248	3,736	21,164
Provision (benefit) for income taxes	168	(3	273

Net income (loss)	40,080	3,739	20,891
Income attributable to non-controlling interest in variable interest entities	22	23	41

Net income (loss) attributable to equity holders of the Company	$40,058	3,716	20,850

Pro Forma C Corporation Data (unaudited):(1)
Historical income (loss) before income taxes	$40,248	3,736	21,164
Pro forma provision (benefit) for income taxes	15,454		8,160

Pro forma net income (loss)	24,794		13,004

Pro forma net income (loss) attributable to equity holders of the Company	24,772		12,963

Other Financial Data	Six Months Ended June 30,	Six Months Ended June 30,	Year Ended December 31,
(In USD)	2011	2010	2010
Adjusted EBITDA (unaudited)(2)	54,666	15,472	45,929
Cash flows provided by operating activities	29,006	3,904	29,931
Cash flows used in investing activities	(50,340)	(5,340)	(48,253)
Cash flows provided by (used in) financing activities	29,112	5,658	24,825
Cash capital expenditures:
Property and equipment	(53,021)	(6,774)	(52,569)

Balance Sheet Data	Six Months Ended June 30,	Six Months Ended June 30,	Year Ended December 31,
(In USD)	2011	2010	2010
Total current assets	101,207	48,033	54,066
Total assets	311,128	171,314	213,506
Advances from Great White Energy Services LLC	4,216	10,419	638
Total current liabilities	63,783	35,561	31,921
Capital lease obligations, net of current portion	6,130	6,579	6,457
Long-term debt, net of current portion	32,501	—	6,012
Total liabilities	103,147	43,493	45,552
Non-controlling interest in variable interest entities	607	691	639
Total equity	207,981	127,821	167,955

(1) As of June 30, 2011, Great White Pressure Control LLC, Great White Pressure Pumping LLC, Acid, Inc., Great White Directional Services LLC and Diamondback-Directional Drilling LLC were wholly-owned subsidiary of GW Holdings I LLC (“GWH”), a company owned and controlled by Wexford Capital LP (“Wexford”). All financial statements presented in this section and appendix 5 and 6 to this Information Memorandum represent the consolidated results of GWH (which was not acquired through the Acquisition), the subsidiaries listed above which were acquired through the acquisition and Great White Energy Services Inc. (which was not acquired through the Acquisition). See “Note A – Nature of Operations and Summary of Significant Accounting Polices” to the historical consolidated financial statements included as appendix 6 to this Information Memorandum for additional information regarding the basis upon which the financial statements have been prepared. All entities other than Acid, Inc. and Great White Energy Services Inc., were treated as a partnership for federal income tax purposes. As a result, essentially all of the taxable earnings and losses were passed through to Wexford and the GWH did not pay federal income taxes at the entity level. For comparative purposes, a pro forma provision (benefit) for income taxes has been included assuming GWH had been taxed as a corporation in all periods presented. The unaudited pro forma data are presented for informational purposes only, and do not purport to project the results of operations for any future period or the financial position as of any future date.

(2) Adjusted EBITDA consists of net income (loss) attributable to the equity holders of GWH before interest expense, income taxes (benefit), depreciation and amortization, income attributable to non-controlling interest in variable interest entities, or VIEs, and impairment of goodwill and intangible assets. Adjusted EBITDA is a non-GAAP financial measure.

6.6	Trends

Demand for Great White’s services was very strong during the second quarter of 2011 despite difficulties in the financial markets. Both activity and pricing improved during the second quarter amid an increased rig count and increased service intensity in unconventional reservoirs.

The company expects pricing to remain flat as long as the WTI oil price stays above USD 65/barrel. If the price of oil remains above these levels the company believes that the following trends in the industry should benefit the operations:

•
Increased fracturing and other well stimulation services required for horizontal wells. Multiple stages of hydraulic fracturing are typically required to enhance hydrocarbon production in horizontal wells. Water, sand and other additives are used in the fracturing process. The fractures created in the formation are held open through the use of sand and other proppants such as resin-coated and ceramic particles. The scope of these services for a horizontal well is greater than for a conventional well. It has been reported in the industry that the average horsepower, length of the lateral and number of fracture stages has increased since 2008. The total size of the global hydraulic fracturing market, based on revenue, was estimated to be approximately USD10.5 billion in 2009 and USD18.0 billion in 2010, based on data from a 2011 report by Spears & Associates. Fracturing revenue increased by USD7.5 billion in 2010 as compared to 2009 primarily due to increased drilling activity, higher oil prices and a greater proportion of horizontal wells relative to vertical wells.

•
Increased use of horizontal drilling to develop unconventional resource plays. According to the Baker Hughes rig count, the horizontal rig count on June 30, 2011 was 1,081, or 57% of the total U.S. onshore rig count. This compares to 650 horizontal rigs, equating to 34% of the total U.S. onshore rig count, in 2008, the previous peak of the horizontal rig count. For the twelve months ended June 30, 2011, horizontal rigs comprised on average 56% of the total U.S. onshore rig count. As a result of improvements in horizontal drilling and production-enhancement technologies, oil and natural gas companies are increasingly developing unconventional resources such as tight sands and shales. Successful and economic production of these unconventional resource plays frequently requires increased horizontal drilling, fracturing and stimulation services. Drilling related activity for unconventional resources is typically done on tighter acre-spacing and thus requires that more wells be drilled relative to conventional resources. Great White believes that all of these characteristics will drive the demand for the services.

•
New and emerging unconventional resource plays. In addition to the growth and development of existing unconventional resource plays such as the Barnett, Fayetteville, Haynesville, Marcellus and Woodford Shales, exploration and production companies continue to find new unconventional resources. These include oil and liquids-based shales in the Bakken, Cana Woodford, Eagle Ford, Granite Wash, Niobrara, Permian and Woodford resource plays. In certain cases, exploration and production companies have acquired vast acreage positions in these plays that require them to drill and produce hydrocarbons to hold the leased acreage. Great White believe these emerging resource plays will continue to drive demand for the services as they typically require the use of extended reach horizontal drilling, multiple stage fracture stimulation and high pressure completion capabilities.

•
Increased onshore focus from major integrated oil and natural gas companies. Major integrated exploration and production companies have increasingly been allocating capital and other resources to the U.S. onshore unconventional oil and natural gas tight sand and shale resource plays. Over the past two years, exploration and production companies such as ExxonMobil Corporation, BP plc. and Chevron Corporation have made strategic acquisitions and/or formed joint ventures in unconventional resource plays. This onshore focus may intensify as regulatory scrutiny of offshore operations increases due to the blowout of BP plc.’s Macondo well and the related oil spill in the Gulf of Mexico in 2010.

•
Need for additional drilling activity to maintain production levels. With the increased maturity of the onshore conventional and, in many cases, unconventional resource plays, oil and natural gas production may be characterized as having steeper initial decline curves. As a result, Great White believes that an increasing number of wells will need to be drilled to offset production declines. Given average decline rates and demand forecasts, Great White believes that the number of wells drilled is likely to continue to increase in coming years. Once a well has been drilled, it requires recurring production and completion services, which Great White believes will drive demand for the services.

6.7	Significant change in the Great White Group’s financial or trading position

Recent Developments

In connection with Archer acquisition of Great White on August 24, 2011, there was an extinguishment of approximately USD35.6 million of debt and capital lease obligations. Other than this, there has been no significant change in the financial or trading position of the Great White’s Group that has occurred since June 30, 2011.

6.8	Legal and contractual matters

6.8.1	Legal and arbitration proceedings

In November 2006, Cudd Pressure Control, Inc., or Cudd, filed a lawsuit against Great White Pressure Control LLC, among others, in the 129th Judicial District Harris County, Texas. The lawsuit was subsequently removed to the United States District Court for the Southern District of Texas (Houston Division). The lawsuit alleges RICO violations and several other causes of action relating to an affiliate company’s employment of several former Cudd employees and seeks unspecified monetary damages and injunctive relief. The defendants in the suit are Ronnie Roles, Rocky Roles, Steve Winters, Bert Ballard, Nelson Britton, Michael Fields, Great White Pressure Control LLC and Gulfport Energy Corporation. These individuals are officers or key employees of Great White Pressure Control LLC. On stipulation by the parties, the plaintiff’s RICO claim was dismissed without prejudice by order of the court on February 14, 2007. Great White filed a motion for summary judgment on October 5, 2007. The Court entered a final interlocutory judgment in favour of all defendants, including Great White Pressure Control, on April 8, 2008. On November 3, 2008, Cudd filed its appeal with the U.S. Court of Appeals for the Fifth Circuit. The Fifth Circuit vacated the district court decision finding, among other things, that the district court should not have entered summary judgment without first allowing more discovery. The case was remanded back to the district court, and Cudd filed a motion to remand the case to state court, which was granted. On February 3, 2010, Cudd filed its second amended petition with the state court (a) alleging that Great White conspired with the other defendants to misappropriate, and misappropriated Cudd’s trade secrets and caused its employees to breach their fiduciary duties, and (b) seeking unspecified monetary damages. On April 13, 2010, the motion to be dismissed from the proceeding for lack of personal jurisdiction was denied. On February 15, 2011, the plaintiff filed its third amended petition with the state court seeking (a) damages of up to USD26.5 million as the value of defendants’ alleged misappropriation and (b) the individuals’ disgorgement of USD6.0 million in signing bonuses. This state court proceeding is in its initial stages. Due to the current stage of the Cudd litigation, the outcome is uncertain and management cannot determine the amount of loss, if any, that might result. Litigation is inherently uncertain. An adverse decision in the above matter could have a material adverse effect on the financial condition or results of operations.

Other than this, neither of the acquired companies is involved in governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened) in the 12 months prior to the date of this Information Memorandum, which separately may have, or have had in the recent past, significant effects on the Great White Energy Services’ financial position or profitability.

Due to the nature of the business, Great White are, from time to time, involved in routine litigation or subject to disputes or claims related to the business activities, including workers’ compensation claims and employment related disputes.

6.8.2	Material contracts

Great White has not entered into any material contracts for the two years immediately preceding the publication of this Information Memorandum, other than contracts entered into in the ordinary course of business.

7	UNAUDITED PRO FORMA CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

7.1	Overview

The unaudited pro forma condensed combined financial information presented herein has been prepared on the assumption that the acquisition was completed on January 1, 2010 for purposes of the condensed combined statement of operations for the year ended December 31, 2010 and on January 1, 2011 for purposes of the condensed combined statement of operations for the six months ended 30 June 2011 after giving effect to the completion of the acquisition of all the operating companies of Great White Energy Services by Archer Well Company Inc, a subsidiary of Archer Limited. The unaudited pro forma balance sheet data was prepared as if the merger had occurred on June 30, 2011.

In additional, significant acquisitions which occurred during late 2010 and early 2011 have been similarly treated as having occurred at the beginning of the periods reported in these pro forma statements.

Archer is the combined entity resulting from the merger of the businesses of Seawell and ALY in February 2011. The merger was consummated by the purchase of 100% of the share capital of ALY by Seawell, for a total purchase price of USD 600.9 million, which was settled by a combination or cash and the issuance of shares in Seawell. Pro forma data in respect of this merger was published by Seawell Limited in Form F-4, filed with the SEC on January 24, 2011 and also in a listing prospectus filed with the Oslo Stock Exchange on 15 November 2010.

On December 16, 2010 Seawell acquired Gray Wireline Service Inc, or Gray, for a consideration of approximately USD 160 million.

7.2	Sources of and basis for the preparation of the combined condensed pro forma financial statements

The combined condensed pro forma financial statements are prepared on the basis of the following assumptions;

•	Table 7.3, the condensed combined balance sheet at of June 30, 2011, assumes that Archer completed the acquisition of Great White on June 30, 2011

•
Table 7.4, the condensed combined statement of operations for the six months ended 30 June 2011, assumes that the both the acquisitions of ALY and Great White, by Archer were completed on 1 January 2011

•
Table 7.5, the condensed combined statement of operations for the year ended 31 December 2010, assumes that the three acquisitions of Gray, ALY and Great White by Seawell were completed on 1 January 2010

•	Table 7.7.3, Archer’s pro forma statement of operations for 2010, used as source data for table 7.5, assumes that the acquisitions of both Gray and ALY, by Seawell, were completed on 1 January 2010.

The unaudited pro forma condensed combined financial statements have been prepared for illustrative purposes only, and the pro forma financial information addresses a hypothetical situation and, therefore, does not represent the company’s actual financial position or results.

The financial results of the combined company may have been different had the companies actually combined on the dates indicated above. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have occurred, had the companies been combined on these dates or of the future results that may be achieved following the acquisitions.

The unaudited pro forma condensed combined financial statements reflect Archer as the “acquirer” of Great White, for accounting and legal purposes. Accordingly, consideration paid by Archer for the acquisition of Great White will be allocated to the acquired Great White’ assets and liabilities based upon their fair values as of the date of the consummation of the acquisition. The notes to the unaudited pro forma condensed combined financial statements provide a more detailed discussion of how such adjustments were derived and presented in the unaudited pro forma condensed combined financial statements. The allocation of the purchase price is dependent upon a final determination of the fair value of Great White’ assets and liabilities as of the date of the consummation of the acquisition. Accordingly, the pro forma purchase price adjustments are preliminary, subject to future adjustments and have been made solely for the purpose of providing the unaudited pro forma condensed combined financial information presented below. Final determinations of fair market value may differ materially from those presented herein.

The unaudited pro forma condensed combined financial statements of Archer and Great White have been prepared using the purchase method of accounting under accounting principles generally accepted in the United States of America, and are based on the historical consolidated financial statements of each of Archer, ALY and GWH for 2011, and pro forma statements for Archer and historical financial statements for GWH for 2010. In the opinion of the management, the source statements include all adjustments necessary to present fairly the results for the periods indicated. The historical data of GWH has been adjusted to reflect only the elements which were acquired by Archer. See 7.2.3 below.

The historical financial information has been adjusted to give effect to pro forma items that are: (1) directly attributable to the acquisitions, (2) factually supportable, and (3) with respect to the statements of operations, expected to have either a continuing impact or a non-continuing impact on the consolidated results – the effect has been stated after each adjustment. However, the unaudited pro forma condensed combined financial statements do not give effect to the impact, if any, of cost savings or synergies that may result from the acquisitions.

These unaudited pro forma condensed combined financial statements should be read in conjunction with the historical consolidated financial statements and related notes of Archer, which are included in appendix 2 and 3 of this Information Memorandum, and the historical consolidated financial statements and related notes of GWH, which are included in appendix 5 and 6 of this Information Memorandum.

The historical consolidated balance sheet and statements of operations of Archer, ALY and GWH have been prepared in accordance with accounting principles generally accepted in the United States of America. There were no transactions between Archer, ALY and Great White.

7.2.1	ALY results for 2011

The results, acquisition costs, and fair value adjustments in respect of the acquisition ALY are reflected in the historical consolidated financial statements for Archer with effect from March 1, 2011. For the purpose of the pro forma income statement below, the results for ALY for the period January 1 to February 28, 2011 have been added using unaudited interim financial statements.

7.2.2	Archer income statement and balance sheet for 2010

For the purposes of the 2010 pro forma statements below, the Company has used pro forma data for Archer, translated from NOK to USD and adjusted for the merger with ALY and the acquisition of Gray. These pro forma statements and notes there to are included in section 7.7 below.

7.2.3	Adjustments to Great White historical data

The adjusted historical financial statements of GWH comprise the results, assets and liabilities relating to the acquired entities only.

The main adjustments made to the historical financial statements of GWH in order to reflect the acquisition agreement, include the following;

1.	Cash balances of USD15.8 million have been removed,

2.	Balances owed by Great White to related parties totalling USD18.9 million, which were re-paid prior to completion have been removed,

3.	Other long term assets amounting to USD3.2 million, not acquired by Archer have been removed,

4.	The long-term debt of USD32.5 million has been removed.

7.3	The unaudited pro forma condensed combined balance sheet as per 30 June 2011

			Pro forma adjustments
(in USD millions)	Archer Historical Unaudited	Great White Adjusted Historical Unaudited	To reflect the acquisition	To reflect the financing of the acquisition	Total pro forma Adjustments	Pro forma Combined
Notes (see section 7.6)		See 7.2.3	(a)	(f)
Assets
Current assets
Cash and cash equivalents	42.9	-	(630.0)	662.4	32.4	75.3
Restricted cash	18.6	-			-	18.6
Accounts receivable, net	352.7	74.4			-	427.1
Other current assets	125.9	10.9			-	136.8
Total current assets	540.1	85.3	(630.0)	662.4	32.4	657.8
Non-current assets
Property, plant and equipment	765.7	183.3	10.1		10.1	959.1
Assets under construction	83.1	-			-	83.1
Deferred tax assets	9.0	-			-	9.0
Other intangible assets	148.9	7.2	87.3		87.3	243.4
Goodwill	663.3	16.2	304.4		304.4	983.9
Other non-current assets	10.8	-		5.5	5.5	16.3
Total non-current assets	1,680.8	206.7	401.8	5.5	407.3	2,294.8
Total assets	2,220.9	292.0	(228.2)	667.9	439.7	2,952.6

Liabilities and shareholders equity
Current portion of long-term debt	8.7	-		195.4	195.4	204.1
Other current liabilities	288.6	63.8		67.0	67.0	419.4
Total current liabilities	297.3	63.8		262.4	262.4	623.5
Non-current liabilities
Long term debt	664.7	-		157.5	157.5	822.2
Deferred Tax liability	32.3	-				32.3
Other non-current liabilities	50.2	-				50.2
Total non-current liabilities	747.2	-		157.5	157.5	904.7

Shareholders equity
Common stock	646.8	-		85.4	85.4	732.2
Additional paid in capital	609.2	228.2	(228.2)	162.6	(65.6)	771.8
Retained earnings	58.4	-			-	58.4
Accumulated other comprehensive income	67.0	-			-	67.0
Contributed deficit	(205.1)	-			-	(205.1)
Non-controlling interest	0.1	-			-	0.1
Total shareholders equity	1,176.4	228.2	(228.2)	248.0	19.8	1,424.4
Total liabilities and shareholders equity	2,220.9	292.0	(228.2)	667.9	439.7	2,952.6

7.4	The unaudited pro forma condensed combined statement of operations as per 30 June 2011

				Pro forma adjustments
(in USD millions)	Archer Historical1 Unaudited	Great White Adjusted Historical Unaudited	ALY Historical (2 months) Unaudited	Financing and transaction costs	Taxation adjustments	Other Adjustments	Total pro forma Adjustments	Notes See 7.6	Pro forma Combined
Notes – see sections 7.6		See 7.2.3	See 7.2.1	(h) (m)	(l)
Operating revenues	701.2	182.0	126.9				-		1,010.1
Reimbursables	51.9	-	-				-		51.9
Total operating revenues	753.1	182.0	126.9				-		1,062.0

Operating expenses
Operating expenses	566.4	116.5	97.1				-		780.0
Reimbursables expenses	48.0	-	-				-		48.0
Depreciation and amortisation	56.6	14.1	15.8			5.6	5.6	(g) (i) (j)	92.1
Impairment of brand name	5.1	-	-			0.9	0.9	(o)	6.0
General and administration	39.0	6.8	23.8	4.1		2.7	6.8	(m)(n)	76.4
Total operating expenses	715.1	137.4	136.7	4.1		9.2	13.3		1,002.5

Operating income/(loss)	38.0	44.6	(9.8)	(4.1)		(9.2)	(13.3)		59.5

Financial Items
Interest income	2.0	-	-						2.0
Interest expense	(20.0)	(0.1)	(7.9)	(5.2)			(5.2)	(i)	(33.2)
Other financial items	(24.1)	0.4	0.1	(0.5)			(0.5)	(i)	(24.1)
Total financial items	(42.1)	0.3	(7.8)	(5.7)	-	-	(5.7)		(55.3)

Income before income taxes	(4.1)	44.9	(17.6)	(9.8)		(9.2)	(11.0)		4.2

Income taxes	(6.7)	(2.0)	0.7	3.7	(15.3)	2.9	(8.7)	(k) (l)	(16.7)

Net income	(10.8)	42.9	(16.9)	(6.1)	(15.3)	(6.3)	(27.7)		(12.5)

Net income (loss) attributable to common stockholders	(10.8)	42.9	(16.9)	(6.1)	(15.3)	(6.3)	(27.7)		(12.5)
Net income (loss) attributable to the non-controlling interest	-	-	-						-

____________________________

1 In 2011 Archer Limited has consolidated the results of ALY with effect from March 1.

7.5	The unaudited pro forma condensed combined statement of operations for the twelve months ended December 31, 2010

			Pro forma adjustments
(in USD millions)	Archer Proforma Unaudited	Great White Adjusted Historical Unaudited	Depreciation adjustments	Acquisition costs including financing	Tax adjust.	Other adjust.	Total pro forma adjust.	Notes See 7.6	Pro forma Combined
Notes see section 7.6	See 7.7	See 7.2.3
Operating revenues			(i) (j)	(c) (i)	(l)	(n) (o)
Operating revenues	1,367.7	206.7					-		1,574.4
Reimbursables	106.7	-					-		106.7
Total operating revenues	1,474.4	206.7					-		1,681.1

Operating expenses
Operating expenses	1,086.5	145.7					-		1,232.2
Reimbursables expenses	102.7	-					-		102.7
Depreciation and amortisation	127.5	23.4	8.0				8.0	(i) (j)	158.9
Impairment of brand name	5.1	-				1.8	1.8	(o)	6.9
General and administration	116.7	9.9		4.1		5.3	9.4	(m) (n)	136.0
Total operating expenses	1,438.5	179.0	8.0	4.1		7.1	19.2		1,636.7

Operating income/(loss)	35.9	27.7	(8.0)	(4.1)		(7.1)	(19.2)		44.4

Financial Items
Interest income	2.0	-					-		2.0
Interest expense	(81.6)	(1.4)		(13.6)			(13.6)	(h)	(96.6)
Other financial items	(35.9)	0.1		(1.1)			(1.1)	(h)	(36.9)
Total financial items	(115.5)	(1.3)		(14.7)			(14.7)		(131.5)

Income before income taxes	(79.6)	26.4	(8.0)	(18.8)		(7.1)	(33.9)		(87.1)

Income taxes	(34.6)	(0.3)	3.0	7.2	(10.0)	2.7	2.9	(k) (l)	(32.0)

Net income	(114.2)	26.1	(5.0)	(11.6)	(10.0)	(4.4)	(25.7)		(119.1)

Net income (loss) attributable to common stockholders	(114.1)	26.1	(4.7)	(11.6)	(10.0)	(4.4)	(25.7)		(119.0)
Net income (loss) attributable to the non-controlling interest	(0.1)	-	-	-	-	-	-		(0.1)

See table below in section 7.7 for further information.

7.6	Notes to the pro forma condensed combined consolidated financial statements of Archer and Great White

7.6.1	Valuation of the assets acquired and allocation of the purchase price to asset values

The purchase price is subject to change upon final agreement of net working capital assumed in the acquisition compared to base net working capital agreed in the share purchase agreement. The proforma financial Statements are based on a purchase price of USD 630 million.

Duff & Phelps LLC, Houston, has been engaged to assist in finalizing the allocation of the purchase price. The preliminary purchase price allocations are subject to change based on finalization of the fair values of the tangible and intangible assets acquired and liabilities assumed as described above.

The following represents the elimination of the historical value of the Great White historical intangible assets and the preliminary allocation of the purchase price the historical net book value of the assets acquired and assumed liabilities of Great White at June 30 2011, and is for illustrative purposes only. Actual fair values will be based on financial information as of the acquisition date. Assuming the transaction had occurred on June 30, 2011, the preliminary allocation would have been as follows, (in USD millions):

Fair Value of Consideration Transferred			(USD million)

Cash Paid			630.0

Preliminary allocation of consideration to assets acquired	Book value of acquired assets	Preliminary fair valuation of acquired assets
Working Capital net of taxes	21.5	21.5
Property plant and equipment	183.3	193.4
Goodwill	16.2	-
	7.2	94.5
			(309.4)

Implied Goodwill			320.6

The PPA allocation has given rise to implied goodwill of USD320.6, which the Company considers is supportable by the implied value of the workforce acquired, synergies and expected market opportunities, which are not separately identifiable intangible assets.

The preliminary allocation adjustments are as follows:

1.
To increase the book value of fixed assets acquired to their fair value of USD193.4 million. This is a preliminary estimate of fair value and may differ materially upon finalization of the purchase price allocation.

2.	To record intangible assets at their fair value. As part of the PPA process, the Company has identified the following fair values of intangible assets acquired;

	USD thousands	UEL	Method of Depreciation
Customer relationships	92,703	10-13 years	Straight line
Trademarks and trade names	1,800	1 year	N/A
	-------
Intangible assets acquired	94,503
Final purchase price adjustments related to the intangible assets valuation may differ materially from the numbers stated above.

7.6.2	Financing arrangements

The transaction is financed by a syndicated loan facility as described in 5.13.4 representing a combination of short and long-term debt and a bridge facility, which is due on December 31, 2011. Ultimately the transaction will be financed by the recent share issue net proceeds of USD 248 million resulting from the private placement of 42.7 million shares of nominal value USD 2,00 and the remainder by long-term finance. At the date of this Information Memorandum USD 157.5 million long-term finance has been secured. The remaining short-term finance of USD 262.4 million currently represents an existing loan tranche of USD 195.4 million and a balance of USD 67.0 million for which short term finance is currently being negotiated. The Company is currently negotiating with its existing lenders for the re-financing of the total short-term financing element, amounting to USD 262.4 million, to long term-debt within the next twelve months.

7.6.3	Pro forma adjustments to the condensed combined balance sheet

The unaudited pro forma condensed combined financial information is prepared on the basis of US GAAP accounting principles applied by Archer. No significant differences between the accounting principles applied by Archer and those adopted by Allis-Chalmers, Gray and Great White have been identified and therefore no adjustment for this was required in the preparation of the unaudited pro forma condensed consolidated financial information.

The adjustments to the accompanying unaudited pro forma condensed combined balance sheet as of 30 June 2011 are described below:

a)	The following table analyses the pro forma adjustments to reflect the purchase of the equity interests in Great White:

	(b)	(c)	(d)	(e)	Total
Cash			(630.0)		(630.0)
Tangible Assets		10.1			10.1

Intangible assets	(7.2)	94.5			87.3
Deferred tax				0	0
Goodwill	(16.2)	320.6		0	304.4

Equity	(23.4)	425.2	(630.0)		(228.2)

b)	To write off the book value of intangible assets in the accounts of the entities acquired and adjust the carrying value of tangible assets acquired,

c)	To record the fair value of the intangible assets acquired by the transaction,

d)	To reflect the payment of the agreed cash purchase price and elimination of the Great White equity accounts,

e)
No deferred tax has been recognized in respect of the asset revaluations. The resulting purchased goodwill is deductible for income tax over a 15-year amortization period. This will result in an income tax credit of USD6.0 million and USD3.0 million in the pro forma adjustments to the income statements for the periods ended December 31, 2010 and June 30, 2011 respectively, however the resulting income tax credit is off-set by a deferred tax charge, and a corresponding deferred tax liability. Hence the net effect on the pro forma adjustments to the income statements for the periods ended December 31, 2010 and June 30, 2011 is zero,

f)	To reflect the financing of the transaction, as described in 7.6.2 above.

7.6.4	Pro forma adjustments to the condensed combined statement of operations

The adjustments to the accompanying unaudited pro forma condensed combined statement of operations for the twelve months ended 31 December 2010 and six months ended 30 June 2011 are described below, assuming that the transaction was consummated at 1 January 2010 and 1 January 2011, respectively:

g)
The historical results for ALY for the two month period to February 28, 2011, has been added to the basis of preparation for the six month period ended June 30, 2011, see 7.2.1 above. In addition, the pro forma statements for the period ended June 30, 2011, have been adjusted by an additional USD1.5 million amortisation and depreciation, being amortisation, for the period ended February 28, 2011, of the fair value adjustments made to ALY fixed and intangible assets, upon the acquisition. The acquisition of ALY is expected to have a continuing impact on future operations.

h)
The financing arrangements are described above in 7.6.2. The pro forma income statements reflect an increase in historical interest expense by USD13.6 million in the year ended 31 December 2010 and USD5.2 million for the six months ended 30 June 2011 associated with additional debt balances between Archer and its existing lenders that were assumed to be drawn down at the beginning of the period presented. Included in the adjustment is a decrease in un-drawn facility fees of USD1.3 million and USD0.3 million for the 12 months ended 31 December 2010 and six months ended June 2011, respectively. USD0.5 million and USD1.1 million has been included in the pro forma income statements for the period ended June 30, 2011 and December 31, 2010 respectively in respect of amortization of debt finance costs relating to the new debt. These adjustments are expected to have a continuing impact on future operations.

i)
To reflect the net adjustment to depreciation expense for the net increase in estimated fair value of the acquired tangible assets. For purposes of the tangible asset adjustment, the Company analyzed Great White historical carrying values of its assets and adjusted these historical carrying values to fair value. There has been no change to the useful lives of these assets, as they are broadly consistent with Archer policies and assessment of remaining lives. These adjustments generated a net increase in depreciation and amortisation expense in the amount of USD1.4 million in the 12 months ended 31 December 2010 and USD0.7 million in the six months ended 30 June 2011. These numbers are preliminary in nature and may alter materially prior to the merger date. This adjustment is expected to have a continuing impact on future operations.

j)
To reflect the net adjustment to amortisation expense for the net increase in estimated fair value of the acquired intangible assets. The acquired intangible assets are displayed in 7.6.3(a) above. These adjustments generated a net increase in amortisation expense in the amount of USD 6.6 million in the 12 months ended 31 December 2010 and USD3.4 million in the six months ended 30 June 2011. These numbers are preliminary in nature and may alter materially prior to the merger date. This adjustment is expected to have a continuing impact on future operations.

k)
To record the income tax expense related to the effect of the pro forma adjustments has been recognised at an applicable effective tax rate (approximately 38% for all tax effective adjustments). Figures upon which this tax effect is calculated are preliminary in nature and may materially change within the twelve-month measurement period following the acquisition. This adjustment is expected to have a continuing impact on future operations.

l)
The Company have also assumed, in the pro forma income statements that Great White profits have been taxed as if they had arisen in the combined incorporated entity, rather than as a partnership; where income taxes are paid by the partners, resulting in an adjustment to reflect income tax expense of USD8.0 million and USD15.3 million in respect of the periods ended December 31, 2010 and June 30, 2011 respectively. This adjustment is expected to have a continuing impact on future operations.

m)
To reflect the payment of the estimated Archer and Great White transaction costs associated with the acquisition totalling USD4.1 million. These costs represent accounting, legal, consulting, M&A and taxation advice provided by external parties subject to contract, and which are directly attributable to the transaction. These costs are not expected to have a continuing impact on future operations.

n)
Being staff costs previously reported in the entities of Great White not acquired by Archer. As part of the transaction certain staff members have been transferred to the acquired entities therefore the costs of these staff, USD2.7 million and USD5.3 million have been included in the pro forma statements for the period ended June 30 2011 and December 31, 2010 respectively. These costs are expected to have a continuing impact on future operations.

o)
Upon acquisition of Great White the brand Great White has been recognised as an intangible asset valued at USD1.8 million. It is the intention of Archer management that the business of Great White will be fully integrated with and marketed as part of the Archer Brand within twelve months of the acquisition. The pro forma income statements for the periods ended June 30, 2011 and December 31, 2010 have accordingly included USD0.9 million and USD1.8 million, respectively for amortization in respect of the Great White brand name. This adjustment is not expected to have a continuing impact on the future operations.

7.7	Pro forma financial statements for Seawell, ALY and Gray for 2010

7.7.1	Overview

The following unaudited pro forma condensed combined financial statements reflect Seawell as the “acquirer” of ALY for accounting and legal purposes. Accordingly, consideration paid by Seawell for the acquisition of ALY has been allocated to the acquired ALY assets and liabilities based upon their fair values as of February 28, 2011, the date of the consummation of the acquisition. The allocation of the purchase price is based upon a preliminary determination of the fair value of ALY assets and liabilities as of the date of the consummation of the acquisition, which is subject to future adjustments within the measurement period. The allocation of the purchase price of ALY and the accounting treatment of the ALY acquisition was discussed in detail in Form F-4 filed by Seawell in January 2011. Reference is also made to the press release of January 25, 2011, which can be found on the Company’s website www.archerwell.com.

The unaudited pro forma condensed combined financial statements of Seawell, ALY and Gray have been prepared using the purchase method of accounting under accounting principles generally accepted in the United States of America, and are based on the historical consolidated financial statements of each of Archer, ALY and Gray which include, in the opinion of the management of all companies, all adjustments necessary to present fairly the results for the periods indicated. The historical financial information has been adjusted to give effect to pro forma items that are: (1) directly attributable to the acquisitions, (2) factually supportable, and (3) expected to have either a continuing impact or a non-continuing impact on the consolidated results – the effect has been stated after each adjustment. However, the unaudited pro forma condensed combined financial statements do not give effect to the impact, if any, of cost savings or synergies that may result from the acquisitions. These unaudited pro forma condensed combined financial statements should be read in conjunction with the historical consolidated financial statements and related notes of Archer, which are included by reference within the memorandum.

7.7.2	Basis of preparation

The historical statements of income of Seawell and ALY and Gray have been prepared in accordance with accounting principles generally accepted in the United States of America. There were no transactions between Seawell, ALY and Gray. The following notes set forth the assumptions used in preparing the unaudited condensed combined pro forma financial statements. The pro forma adjustments are based on estimates made by Archer’s management using information currently available.

Until December 31, 2010 Archer (reporting as Seawell) historically presented its consolidated financial statements in NOK. For inclusion in the table above, Seawell’s historic audited income statement of operations for the year ended December 31, 2011 has been converted to USD at average quarterly rates, approximating to an annual average rate for 2010 of NOK to USD rate of 6.0274.

The unaudited pro forma condensed combined financial information is prepared on the basis of US GAAP accounting principles applied by Archer. No significant differences between the accounting principles applied by Archer and those adopted by ALY or Gray have been identified and therefore no adjustment for this was required in the preparation of the unaudited pro forma condensed consolidated financial information.

The adjustments to the accompanying unaudited pro forma condensed combined balance sheet as of 31 December 2010 are described in 7.7.4 below:

Gray results for 2010.

The results of Gray were consolidated into the accounts of Seawell with effect from December 16, 2010, the inclusion of Gray results did not have any material impact on the historical consolidated results of Seawell for the year ended December 31, 2010. Gray’s financial year-end is June 30. For the purposes of the pro forma income statement above, the results for Gray have been obtained by combining monthly reported results for the 12 months ended December 31, 2010.

7.7.3	Pro forma Income statement for Seawell, ALY and Gray for the year ended December 31, 2010

				Pro forma adjustments
For the Twelve Months Ended 31 December 2010 (in USD millions) (Unaudited)	Seawell Historical (Unaudited)	ALY Historical (audited)	Gray Historical (unaudited)	Deprec. and Amort. Adjust.	Interest Adjust.	TransactionAdjust.	Other Adjust.	Total pro-forma Adjust.		Pro forma Combined
Operating revenues				(a)	(b)	(c)
Operating revenues	612.0	659.7	96.0					-		1,367.7
Reimbursables	106.7	-	-					-		106.7
Total operating revenues	718.7	659.7	96.0					-		1,474.4

Operating expenses
Operating expenses	504.3	508.8	73.4					-		1,086.5
Reimbursables expenses	102.7	-	-					-		102.7
Depreciation and amortisation	22.6	88.9	7.1	8.9				8.9	(a)	127.5
Impairment of brand name							5.1	5.1	(d)	5.1
Selling, general & admin.	25.2	60.4	4.8			26.3		26.3	(c)	116.7
Total operating expenses	654.8	658.1	85.3	8.9		26.3	5.1	40.3		1,438.5

Operating income/(loss)	63.9	1.6	10.7	(8.9)		(26.3)	(5.1)	(40.3)		35.9

Financial Items
Interest income	1.5	0.5	-					-		2.0
Interest expense	(22.2)	(45.8)	(18.8)		5.2			5.2	(b)	(81.6)
Other financial items	(15.6)	(3.2)	(17.1)					-		(35.9)
Total financial items	(36.3)	(48.5)	(35.9)		5.2			5.2		(115.5)

Income before income taxes	25.6	(46.9)	(25.2)	(8.9)	5.2	(26.3)	(5.1)	(35.1)		(79.6)

Income taxes	(15.3)	(30.0)	8.9	3.5	0.1	10.0	(11.8)	1.8	(e)	(34.6)

Net income	12.3	(76.9)	(16.3)	(5.4)	5.3	(16.3)	(16.9)	(33.3)		(114.2)

Net income (loss) attributable to common stockholders	12.2	(76.9)	(16.3)	(5.4)	5.3	(16.3)	(16.9)	(33.3)		(114.2)
Net income (loss) attributable to the non-controlling interest	0.1	-	-	-	-	-	-	-
Net income (loss) attributable to the non-controlling interest	(0.1)	-	-							(114.1)
										(0.1)

7.7.4	Pro forma adjustments to the condensed combined statement of operation

The adjustments to the accompanying unaudited pro forma condensed combined statement of operations for the twelve months ended 31 December 2010 described below, assuming that the transactions were consummated at January 1, 2010:

(a) Depreciation adjustments

Depreciation and amortization has been adjusted to reflect the net decrease in estimated fair value of the acquired tangible and intangible assets. For purposes of the tangible asset adjustment, the company analyzed Allis-Chalmer’s historical carrying values of its rigs and related assets and adjusted these historical carrying values to fair value. There has been no change to the useful lives of these assets, as they are broadly consistent with Archer policies and assessment of remaining lives. These adjustments generated a net decrease in depreciation and amortisation expense in the amount of USD9.1 million in the 12 months ended 31 December 2010. These numbers are subject to alteration, if new information emerges during the measurement period, of twelve months following merger date, which related to facts that had already occurred at the valuation date. This adjustment is expected to have a continuing impact on future operations.

Amortisation expense has also been adjusted to reflect the net increase in estimated fair value of the acquired intangible assets. These adjustments generated a net increase in amortisation expense in the amount of USD13.6 million in the 12 months ended 31 December 2010. These numbers are preliminary in nature and are subject to alteration within the measurement period following merger date. This adjustment is expected to have a continuing impact on future operations

The adjustement also includes USD4.4 million amortisation, being amortisation, for the year ended December 31 2010, of the value of Customer relationships recognised upon the acquisition, of Gray and the amortisation of the uplift in the valuation of the fixed assets acquired. A deferred tax effect of a credit of USD1.8 million has also been recognised in the adjustment. This adjustment is expected to have a continuing effect on the Company’s operations.

(b) Interest costs

Interest expense has been adjusted to reduce historical interest expense by USD5.4 million for the year ended 31 December 2010 associated with debt balances between Seawell and Seadrill Limited and Fokus Bank that were assumed to be repaid at the beginning of the period presented. This adjustment is expected to have a continuing impact on future operations.

(c) Transaction costs.

To reflect the payment of the transaction and integration costs associated with the acquisitions of ALY and Gray totalling USD26.3 million. These costs represent accounting, legal, consulting, M&A and taxation advice provided by external parties subject to contract, and which are directly attributable to the transaction and the integration. The costs were actually incurred following the acquisitions in 2011 and are not expected to have a continuing impact on future operations.

(d) Impairment of brand name.

Upon the acquisition of ALY the Allis-Chalmers brand name was recognised at a fair value of USD5.1 million. Immediately following the acquisition this intangible assets was written off following the decision to re-brand Archer. This cost is not expected to have a continuing impact on future operations.

(e) Deferred Income tax

In the pro forma income statement, table 7.8.3, tax has been provided at the estimated applicable effective tax rate of 38% in respect of tax effective adjustments. This adjustment is expected to have a continuing impact on future operations.

In 2011, ALY have re-stated their 2010 results to reflect an additional tax charge of USD 37.4 million tax, resulting from a valuation allowance made against reported deferred tax assets. Following the re-assessment of the recoverability of deferred tax assets in connection with US operations, no further tax credits are currently being recognised in respect of the US operation of ALY. Pursuant to this policy, no tax has been recognised in respect of the pro forma adjustments made to the pro forma results of ALY in the pro forma income statement 7.7.3. This tax adjustment is not expected to have a continuing impact on future operations.

8	ADDITIONAL INFORMATION

8.1	Documents on display

Copies of the following documents will be available for inspection at the Company’s registered office during normal business hours from Monday to Friday each week (except public holidays) for a period of 12 months from the date of this Information Memorandum:

i.	the Memorandum and Articles of Association of the Company;

ii.
Archer historical audited Consolidated Financial Statements for the Years ended 31 December 2010 and 2009, and interim Consolidated Financial Statements second quarter and the six months ended 30 June 2010 and 2011, and the annual accounts for the Company’s major subsidiaries for 2008-20010;

iii.	all reports, letters, and other documents and statements prepared by any expert at Archer’s request any part of which is included or referred to in the Information Memorandum.

8.2	Third party information

The information in this Information Memorandum that has been sourced from third parties has been accurately reproduced and, as far as the Company is aware and able to ascertain from the information published by that third party, no facts have been omitted that would render the reproduced information inaccurate or misleading.

8.3	Admission to trading of the New Shares

The 12.7 million new Shares, issued in the Private Placement on 26 August 2011 (see Section 4.2), are traded under the trading symbol “ARCHER”. The first day of trading of the New Shares on Oslo Børs was on the 31 August 2011.

The 30 million new Shares, issued in the Private Placement on 6 August 2011 (see Section 4.2), will trade under the trading symbol “ARCHER”. These new Shares have been issued, but are not tradable and will not be listed on Oslo Børs until a prospectus has been approved by the Norwegian Financial Supervisory Authority. It is expected that the first day of trading of these new Shares on Oslo Børs will be end October 2011 following publication of the prospectus.

8.3.1	Type, class, currency and ISIN number of the Shares

The Company has only one class of shares and has currently issued 366,169,002 Shares, each with a nominal value of USD 2.0. The Shares have been created under the laws of Bermuda. The Shares are denominated in United States Dollar (USD).

The Shares are for the purpose of Bermuda company law, registered in the Company’s register of members in the name of Nordea Bank Norge ASA (the “Registrar”), which hold the Shares as nominee on behalf of the beneficial owners. For the purpose of enabling trading in the Shares on Oslo Børs, the Company maintains a register in VPS, which is Norway’s paperless centralised securities registry, operated by the Registrar as the Company’s account operator, where the beneficial ownership interests in and transfer of the beneficial ownership interests in the Shares are recorded. These arrangements are set out in a registrar agreement entered into between the Company and the Registrar (the “Registrar Agreement”). In accordance with Norwegian market practice and system requirements of VPS and Oslo Børs, the investors are registered in VPS as beneficial owners of the Shares and the instruments listed and traded on Oslo Børs are referred to as Shares in the Company. For the purpose of Bermuda law, the Registrar will, however, be regarded as the owner of the Shares and investors registered as owners of the Shares in VPS will have to exercise, indirectly through the Registrar as their nominee, all rights of ownership relating to the Shares. The investors registered as owners in VPS must look solely to the Registrar for the payment of dividends, for the exercise of voting rights attached to the Shares, and for all other rights arising in respect of the Shares. The Registrar Agreement provides that whenever the Registrar receives any notice, report, accounts, financial statements, circular or other similar document relating to the Company’s affairs, including notice of a shareholders meeting, the Registrar shall ensure that a copy of such document is promptly sent to the investors registered as owners in VPS, along with any proxy card form or other relevant materials.

The Shares are in registered form and are registered in book-entry form with the VPS under the International Securities Identification Number (ISIN) BMG 795601019. The registrar for the Company’s shares in VPS is Nordea Bank Norge ASA, Verdipapirservice, Middelthunsgt, 17, 0107 Oslo, Norway.

The shares in the Company are freely transferable and, subject to the Companies Act, the Company’s By-Laws and any applicable securities laws, there are no restrictions on trading in the Shares.

9	DEFINITIONS AND GLOSSARY

The following definitions and glossary apply in this Information Memorandum unless dictated otherwise by the context, including the foregoing pages of this Information Memorandum.

Acquisition:	The acquisition of Great White.
Allis-Chalmers	Allis-Chalmers EnergyInc.
ALY	See Allis-Chalmers.
Archer common share(s)	“Archer common shares” means common shares in the capital of the Company, each with a par value of USD 2.00 and “Archer common share” means any one of them.
Archer Management AS:	A wholly owned subsidiary of the Company providing management services to the Company as set out under section 5.
Archer:	Archer Limited and its consolidated subsidiaries.
Board:	The Board of Directors of the Company.
By-Laws:	The Company’s By-Laws as approved by the Company’s general meeting.
CFIUS:	Committee on Foreign Investment in the United States.
Company:	Archer Limited, a Bermuda public limited liability company with registration number 40612.
Director:	A director of the Company.
EBIT:	Earnings before interest and taxes.
EBITDA:	Earnings before interest, taxes, depreciation and amortization.
Great White	The operating companies of Great White Energy Services, acquired by Archer.
Information Memorandum:	This Information Memorandum, dated 12 September 2011.
Lime Rock:	Lime Rock Partners.
Manager:	RS Platou Markets AS.
Memorandum of Association:	Memorandum of Association of Archer Limited dated 31 August 2007, as amended.
Money Laundering Act:	The Money Laundering Act of 6 March 2009, No 11 (“Hvitvaskingsloven”).
NFSA:	The Norwegian Financial Supervisory Authority (“Finanstilsynet”)
NOK:	Norwegian Kroner, the lawful currency of Norway.
Norwegian Code of Practice for Corporate Governance:	”The Norwegian Code of Practice for Corporate Governance”, recommended by Norsk Utvalg for Eierstyring og Selskapsledelse (NUES) of 21 October 2010.”
Norwegian Public Limited Companies Act:	The Norwegian Public Limited Companies Act of 13 June 1997, no. 45 (Nw. allmennaksjeloven).
Norwegian Securities Trading Act:	The Norwegian Securities Trading Act of 28 June 2007, no. 75 (Nw. verdipapirhandelloven).
Oslo Børs:	Oslo Børs ASA (in English: “the Oslo Stock Exchange”).
PPA:	Purchase price allocation.
Registrar:	Nordea Bank Norge ASA, Verdipapirservice, Middelthunsgt, 17, 0107 Oslo, Norway
Seadrill:	Seadrill Limited, a Bermuda public limited liability company with registration number 36832.
Seawell:	Seawell Limited (Archer’s former corporate name).
Share(s):	“Shares” means common shares in the capital of the Company, each with a par value of USD 2.00 and “Share” means any one of them.
U.S. Securities Act:	The U.S. Securities Act of 1933, as amended.
US GAAP:	The generally accepted accounting principles in the United States of America.

USD or $:	United States Dollars.
VMB:	V0 Mechanical Barrier.
VPS account:	An account with VPS for the registration of holdings of securities.
VPS:	The Norwegian Central Securities Depository (Nw. Verdipapirsentralen or VPS).

Appendix 1: By-Laws of the Company

A 1

AMENDED AND RESTATED

BYE-LAWS

of

Archer Limited
Name changed by Resolution of
the Shareholders dated 16 May 2011

I HEREBY CERTIFY that the within-written Bye-laws are a true copy of the Bye-laws of Seawell Limited (the "Company") as adopted by the sole Shareholder of the above Company on the 18th day of September 2007.

INTERPRETATION

1.	In these Bye-laws unless the context otherwise requires-

"Associate" means:

(a)
in respect of an individual, such individual's spouse, former spouse, sibling, aunt, uncle, nephew, niece or lineal ancestor or descendant, including any step-child and adopted child and their issue and step parents and adoptive parents and their issue or lineal ancestors;

(b)	in respect of an individual, such individual's partner and such partner's relatives (within the categories set out in (a) above);

(c)	in respect of an individual or body corporate, an employer or employee (including, in relation to a body corporate, any of its directors or officers);

(d)
in respect of a body corporate, any person who controls such body corporate, and any other body corporate if the same person has control of both or if a person has control of one and persons who are his Associates, or such person and persons who are his Associates, have control of the other, or if a group of two or more persons has control of each body corporate, and the groups either consist of the same persons or could be regarded as consisting of the same persons by treating (in one or more cases) a member of either group as replaced by a person of whom he is an Associate. For the purposes of this paragraph, a person has control of a body corporate if either (i) the directors of the body corporate or of any other body corporate which has control of it (or any of them) are accustomed to acting in accordance with his instructions or (ii) he is entitled to exercise, or control the exercise of, one-third or more of the votes attaching to all of the issued shares of the body corporate or of another body corporate which has control of it (provided that where two or more persons acting in concert satisfy either of the above conditions, they are each to be taken as having control of the body corporate);

"Bermuda" means the Islands of Bermuda;

"Board" means the Board of Directors of the Company or the Directors present at a meeting of Directors at which there is a quorum;

"Branch Register" means a branch of the Register maintained by the Registrar in the VPS pursuant to the terms of an agreement with the Company;

"Business Day" means a day on which banks are open for the transaction of general banking business in each of Oslo, Norway, New York, USA and Hamilton, Bermuda;

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"Company" means the company incorporated in Bermuda under the name of Seawell Limited;

"Companies Acts" means every Bermuda statute from time to time in force concerning companies insofar as the same applies to the Company;

"Electronic Transactions Act" means the Electronic Transactions Act 1999 as amended from time to time;

"Extraordinary Resolution" means a resolution passed by a majority of not less than two-thirds of the votes cast at a general meeting of the Company;

"Listing Exchange" means any stock exchange or quotation system upon which any of the shares of the Company are listed from time to time;

"Ordinary Resolution" means a resolution passed by a simple majority of votes cast at a general meeting of the Company;

"Oslo Stock Exchange" means the Oslo Stock Exchange;

"paid up" means paid up or credited as paid up;

"Register" means the Register of Shareholders of the Company kept in physical form at the Registered Office;

"Registered Office" means the registered office for the time being of the Company;

"Registrar" means Nordea Bank Norge ASA acting through its Registrar Department, or such other person or body corporate who may from time to time be appointed by the Board in place of Nordea Bank Norge ASA as registrar of the Company with responsibility to maintain the Branch Register under these Bye-laws;

"Registration Office" means the place where the Board may from time to time determine to keep the Register and/or the Branch Register and where (except in cases where the Board otherwise directs) the transfer and documents of title are to be lodged for registration;

"Seal" means the common seal of the Company and includes any duplicate thereof;

"Secretary" includes a temporary or assistant Secretary and any person appointed by the Board to perform any of the duties of the Secretary;

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"Shareholder" means a shareholder of the Company;

"Share Option Scheme" means a scheme established pursuant to Bye-law 92 for encouraging or facilitating the holding of shares or debentures in the Company by or for the benefit of: -

(a)	the Directors and Officers of the Company (whether employees or not);

(b)	the bona fide employees or former employees of the Company or any subsidiary of the Company; or

(c)	the wives, husbands, widows, widowers or children or step-children under the age of 18 of such employees or former employees;

"these Bye-laws" means these Bye-laws in their present form or as from time to time amended;

"Treasury Shares" means any share of the Company that was acquired and held by the Company, or as treated as having been acquired and held by the Company which has been held continuously by the Company since it was acquired and which has not been cancelled;

"VPS" means Verdipapirsentralen ASA, a Norwegian corporation maintaining a computerized central share registry in Oslo, Norway, and includes any successor registry;

For the purpose of these Bye-laws a body corporate shall be deemed to be present in person if its representative duly authorized pursuant to the Companies Acts is present;

Words importing the singular number also include the plural number and vice versa;

Words importing the masculine gender also include the feminine and neuter genders respectively;

Words importing persons also include companies and associations or bodies of persons, whether corporate or unincorporated;

References to writing shall include typewriting, printing, lithography, facsimile, photography and other modes of reproducing or reproducing words in a legible and non-transitory form including electronic transfers by way of e-mail or otherwise and shall include any manner permitted or authorized by the Electronic Transactions Act;

References to an "electronic record" shall be deemed to include any record created, stored, generated, received or communicated by electronic means and includes any electronic code or device necessary to decrypt of interpret such a record.

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Unless otherwise defined herein, any words or expressions defined in the Companies Acts in force at the date when these Bye-laws or any part thereof are adopted shall bear the same meaning in these Bye-laws or such part (as the case may be);

Headings in these Bye-laws are inserted for convenience of reference only and shall not affect the construction thereof;

REGISTERED OFFICE

2.	The Registered Office shall be at such place in Bermuda as the Board shall from time to time appoint.

SHARE RIGHTS

3.
Subject to the Companies Acts and any special rights conferred on the holders of any other share of class of shares, any share in the Company may be issued with or have attached thereto such preferred, deferred, qualified or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise, as the Company may by Ordinary Resolution determine.

4.	Subject to the Companies Acts, any preference shares may, with the sanction of an Ordinary Resolution, be issued on terms:

(a)	that they are to be redeemed on the happening of a specified event or on a given date; and/or

(b)	that they are liable to be redeemed at the option of the Company; and/or

(c)	that they are liable to be redeemed at the option of the holder.

The terms and manner of redemption shall be either as the Company may determine by Ordinary Resolution or, in the event that the Company in general meeting may have so authorized, as the Board or any committee thereof may by resolution determine before the issuance of such shares.

5.
At any time that the Company holds Treasury Shares, all of the rights attaching to the Treasury Shares shall be suspended and shall not be exercised by the Company. Without limiting the generality of the foregoing, if the Company holds Treasury Shares, the Company shall not have any right to attend and vote at a general meeting or sign written resolutions and any purported exercise of such a right is void.

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6.	Except where required by the Principal Act, Treasury Shares shall be excluded from the calculation of any percentage or fraction of the share capital or shares of the Company.

MODIFICATION OF RIGHTS

7.
Subject to the Companies Acts, all or any of the rights for the time being attached to any class of shares for the time being issued may from time to time (whether or not the Company is being wound up) be altered or abrogated with the consent in writing of the holders of not less than seventy-five percent in nominal value of the issued shares of that class or with the sanction of a resolution passed by a majority of seventy-five percent of the votes cast at a separate general meeting of the holders of such shares voting in person or by proxy. To any such separate general meeting, all the provisions of these Bye-laws as to general meetings of the Company shall mutatis mutandis apply, but so that:

(a)
the necessary quorum at any such meeting shall be two or more persons (or in the event that there is only one holder of the shares of the relevant class, one person) holding or representing by proxy in the aggregate at least one third in nominal value of the shares of the relevant class;

(b)	every holder of shares of the relevant class present in person or by proxy shall be entitled on a poll to one vote for every such share held by him; and

(c)	any holder of shares of the relevant class present in person or by proxy may demand a poll.

8.
The rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be altered by the creation or issue of further shares ranking pari pas su therewith.

POWER TO PURCHASE OWN SHARES

9.	The Company shall have the power to purchase its own shares for cancellation.

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10.	The Company shall have the power to acquire its own shares to be held as TreasuryShares.

11.	The Board may exercise all of the powers of the Company to purchase or acquire its own shares, whether for cancellation or to be held as Treasury Shares in accordance with the Principal Act.

SHARES

12.
Subject to the provisions of these Bye-laws, the unissued shares of the Company (whether forming part of the original capital or any increased capital) shall be at the disposal of the Board, which may offer, allot, grant options over or otherwise dispose of them to such persons at such times and for such consideration and upon such terms and conditions as the Board may determine. No shares in the Company shall be issued to any person who does not first provide the Company with an electronic address in accordance with Bye-law 133.

13.	The Board may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by law.

14.
Except as ordered by a court of competent jurisdiction, as required by law or as otherwise provided in these Bye-laws, no person shall be recognized by the Company as holding any share upon trust and the Company shall not be bound by or required in any way to recognize (even when having notice thereon) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or any other right in respect of any share except an absolute right to the entirety thereof in the registered holder.

CERTIFICATES

15.
The preparation, issue and delivery of certificates shall be governed by the Companies Acts. A person whose name is entered in the Register as the holder of any shares shall be entitled to receive within two months of a demand for same a certificate for such shares under the Seal of the Company as prima facie evidence of title of such person to such shares. In the case of a share held jointly by several persons, delivery of a certificate for such share to one of several joint holders shall be sufficient delivery to all.

16.
If a share certificate is defaced, lost or destroyed it may be replaced without fee but on such terms (if any) as to evidence, indemnity and payment of the costs and out of pocket expenses of the Company in investigating such evidence and preparing such indemnity as the Board may think fit and, in case of defacement, on delivery of the old certificate to the Company.

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17.
All certificates for share or loan capital or other securities of the Company (other than letters of allotment, scrip certificates and other like documents) shall, except to the extent that the terms and conditions for the time being relating thereto otherwise provide, be issued under the Seal. The Board may by resolution determine, either generally or in any particular case, that any signatures on any such certificates need not be autographic but may be affixed to such certificates by mechanical means or may be printed thereon or that such certificates need not be signed by any persons.

LIEN

18.
The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys, whether presently payable or not, called or payable, at a date fixed by or in accordance with the terms of issue of such share in respect of such share, and the Company shall also have a first and paramount lien on every share (other than a fully paid share) standing registered in the name of a Shareholder, whether singly or jointly with any other person, for all the debts and liabilities of such Shareholder or his estate to the Company, whether the same shall have been incurred before or after notice to the Company of any interest of any person other than such Shareholder, and whether the time for the payment or discharge of the same shall have actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such Shareholder or his estate and any other person, whether a Shareholder or not. The Company's lien on a share shall extend to all dividends payable thereon. The Board may at any time, either generally or in any particular case, waive any lien that has arisen or declare any share to be wholly or in part exempt from the provisions of this Bye-law.

19.
The Company may sell, in such manner as the Board may think fit, any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of fourteen days after a notice in writing stating and demanding payment of the sum presently payable and giving notice of the intention to sell in default of such payment has been served on the holder for the time being of the share.

20.
The net proceeds of sale by the Company of any shares on which it has a lien shall be applied in or towards payment or discharge of the debt or liability in respect of which the lien exists so far as the same is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the share prior to the sale) be paid to the holder of the share immediately before such sale. For giving effect to any such sale the Board may authorize some person to transfer the share sold to the purchaser thereof. The purchaser shall be registered as the holder of the share and he shall not be bound to see to the application of the purchase money nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the sale.

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CALLS ON SHARES

21.
The Board may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their shares (whether on account of the par value of the shares or by way of premium) and not by the terms of issue thereof made payable at a date fixed by or in accordance with such terms of issue, and each Shareholder shall (subject to the Company serving upon him at least seven days notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed as the Board may determine.

22.	A call may be made payable by installments and shall be deemed to have been made at the time when the resolution of the Board authorizing the call was passed.

23.	The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

24.
If a sum called in respect of the share shall not be paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum from the day appointed for the payment thereof to the time of actual payment at such rate as the Board may determine, but the Board shall be at liberty to waive payment of such interest wholly or in part.

25.
Any sum which, by the terms of issue of a share, becomes payable on allotment or at any date fixed by or in accordance with such terms of issue, whether on account of the nominal amount of the share or by way of premium, shall for all the purposes of these Bye-laws be deemed to be a call duly made, notified and payable on the date on which, by the terms of issue, the same becomes payable and, in case of non-payment, all the relevant provisions of these Bye-laws as to payment of interest, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

26.	The Board may on the issue of shares differentiate between the allottees or holders as to the amount of calls to be paid and the times of payment.

FORFEITURE OF SHARES

27.
If a Shareholder fails to pay any call or installment of a call on the day appointed for payment thereof, the Board may at any time thereafter during such time as any part of such call or installment remains unpaid serve a notice on him requiring payment of so much of the call or installment as is unpaid, together with any interest which may have accrued.

28.	The notice shall name a further day (not being less than fourteen days from the date of the notice) on or before which, and the place where, the payment required by the notice is

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to be made and shall state that, in the event of non-payment on or before the day and at the place appointed, the shares in respect of which such call is made or installment is payable will be liable to be forfeited. The Board may accept the surrender of any share liable to be forfeited hereunder and, in such case, reference in these Bye-laws to forfeiture shall include surrender.

29.
if the requirements of any such notice as aforesaid are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of all calls or installments and interest due in respect thereof has been made, be forfeited by a resolution of the Board to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited shares and not actually paid before the forfeiture.

30.
When any share has been forfeited, notice of the forfeiture shall be served upon the person who was before forfeiture the holder of the share; but no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice as aforesaid.

31.
A forfeited share shall be deemed to be the property of the Company and may be sold, reoffered or otherwise disposed of either to the person who was, before forfeiture, the holder thereof or entitled thereto or to any other person upon such terms and in such manner as the Board shall think fit, and, at any time before a sale, re-allotment or disposition, the forfeiture may be canceled on such terms as the Board may think fit.

32.
A person whose shares have been forfeited shall thereupon cease to be a Shareholder in respect of the forfeited shares, but shall, notwithstanding the forfeiture, remain liable to pay to the Company all moneys which at the date of forfeiture were presently payable by him to the Company in respect of the shares with interest thereon at such rate as the Board may determine from the date of forfeiture until payment, and the Company may enforce payment without being under any obligation to make any allowance for the value of the shares forfeited.

33.
An affidavit in writing that the deponent is a Director or the Secretary and that a share has been duly forfeited on the date stated in the affidavit shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration (if any) given for the share on the sale, re-allotment or disposition thereof and the Board may authorize some person to transfer the share to the person to whom the same is sold, re-allotted or disposed of and he shall thereupon be registered as the holder of the share and shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, sale, re-allotment or disposal of the share.

REGISTER OF SHAREHOLDERS

34.	The Secretary shall establish and maintain the Register of Shareholders at the Registered Office in the manner prescribed by the Companies Acts. Unless the Board otherwise

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determines, the Register of Shareholders shall be open to inspection in the manner prescribed by the Companies Acts between 10:00 a.m. and 12:00 noon on every working day. Unless the Board so determines, no Shareholder or intending Shareholder shall be entitled to have entered in the Register any indication of any trust or any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share and if any such entry exists or is permitted by the Board it shall not be deemed to abrogate any of the provisions of Bye-law 14.

35.
Subject to the Companies Act, the Company may establish the Branch Register, and the Board may make and vary such regulations as it determines in respect of the keeping of the Branch Register, including maintaining a Registration Office in connection therewith.

REGISTER OF DIRECTORS AND OFFICERS

36.
The Secretary shall establish and maintain a register of the Directors and Officers of the Company as required by the Companies Acts. The register of Directors and Officers shall be open to inspection in the manner prescribed by the Companies Acts between 10:00 a.m. and 12:00 noon on every working day.

TRANSFER OF SHARES

37.
Subject to the Companies Acts and to such of the restrictions contained in these Bye-laws as may be applicable and to the provisions of any applicable United States securities laws (including, without limitation, the United States Securities Act, 1933, as amended, and the rules promulgated thereunder), any Shareholder may transfer all or any of his shares by an instrument of transfer in the usual common form or in any other form which the Board may approve, provided that in each case the instrument of transfer shall include details of the transferee's electronic address for communication by the Company with the transferee by electronic means, and a statement that the transferee agrees to electronic communication with the Company.

38.
The instrument of transfer of a share shall be signed by or on behalf of the transferor and, where any share is not fully-paid, the transferee. The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect thereof. Should the Company be permitted to do so under the laws of Bermuda, the Board may, either generally or in any particular case, upon request by the transferor or the transferee, accept mechanically or electronically executed transfer and may also make such regulations with respect to transfer in addition to the provisions of these Bye-laws as it considers appropriate. The Board may, in its absolute discretion, decline to register any transfer of any share which is not a fully-paid share. In addition :

(a)
The Board shall decline to register the transfer of any share, and shall direct the Registrar to decline (and the Registrar shall decline) to register the transfer of any interest in any share held through the Branch Register, to a person where the

11

Board is of the opinion that such transfer might breach any law or requirement of any authority or any Listing Exchange until it has received such evidence as it may require to satisfy itself that no such breach would occur.

(b)	Without limiting the generality of the foregoing, the Board may also decline to register any transfer unless:-

(i)
the instrument of transfer is duly stamped and lodged with the Company accompanied by the certificate for the shares to which it relates if any and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(ii)	the instrument of transfer is in respect of only one class of share; and

(iii)	where applicable, the permission of the Bermuda Monetary Authority with respect thereto has been obtained.

(c)	Subject to any directions of the Board from time to time in force the Secretary may exercise the powers and discretion of the Board under this Bye-law and Bye-laws 37 and 39.

39.	If the Board declines to register a transfer it shall, within sixty days after the date on which the instrument of transfer was lodged, send to the transferee notice of such refusal.

40.
No fee shall be charged by the Company for registering any transfer, probate, letters of administration, certificate of death or marriage, power of attorney, distringas or stop notice, order of court or other instrument relating to or affecting the title to any share, or otherwise making an entry in the Register and/or the Branch Register relating to any share.

41.	The Company may dispose of or transfer Treasury Shares for cash or other consideration.

TRANSMISSION OF SHARES

42.
In the case of the death of a Shareholder, the survivor or survivors, where the deceased was a joint holder, and the estate representative, where he was sole holder, shall be the only person recognized by the Company as having any title to his shares; but nothing herein contained shall release the estate of a deceased holder (whether sole or joint) from any liability in respect of any share held by him solely or jointly with other persons. For the purpose of this Bye-law, estate representative means the person to whom probate or letters of administration has or have been granted in Bermuda or, failing any such person, such other person as the Board may in its absolute discretion determine to be the person recognized by the Company for the purpose of this Bye-law 42.

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43.
Any person becoming entitled to a share in consequence of the death of a Shareholder or otherwise by operation of applicable law may, subject as hereafter provided and upon such evidence being produced as may from time to time be required by the Board as to his entitlement, either be registered himself as the holder of the share or elect to have some person nominated by him registered as the transferee thereof. If the person so becoming entitled elects to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he shall elect to have another person registered, he shall signify his election by signing an instrument of transfer of such share in favor of that other person. All the limitations, restrictions and provisions of these Bye-laws relating to the right to transfer and the registration of transfer of shares shall be applicable to any such notice or instrument of transfer as aforesaid as if the death of the Shareholder or other event giving rise to the transmission had not occurred and the notice or instrument of transfer was an instrument of transfer shared by such Shareholder.

44.
A person becoming entitled to a share in consequence of the death of a Shareholder or otherwise by operation of applicable law shall (upon such evidence being produced as may from time to time be required by the Board as to his entitlement) be entitled to receive and may give a discharge for any dividends or other moneys payable in respect of the share, but he shall not be entitled in respect of the share to receive notices of or to attend or vote at general meetings of the Company or, save as aforesaid, to exercise in respect of the share any of the rights or privileges of a Shareholder until he shall have become registered as the holder thereof. The Board may at any time give notice requiring such person to elect either to be registered himself or to transfer the share and if the notice is not complied with within sixty days the Board may thereafter withhold payment of all dividends and other moneys payable in respect of the shares until the requirements of the notice have been complied with.

45.	Subject to any directions of the Board from time to time in force, the Secretary may exercise the powers and discretions of the Board under Bye-laws 42, 43 and 44.

INCREASE OF CAPITAL

46.	The Company may from time to time increase its capital by such sum to be divided into shares of such par value as the Company by Ordinary Resolution shall prescribe.

47.
The Company may, by the Ordinary Resolution increasing the capital, direct that the new shares or any of them shall be offered in the first instance either at par or at a premium or (subject to the provisions of the Companies Act) at a discount to all the holders for the time being of shares of any class or classes in proportion to the number of such shares held by them respectively or make any other provision as to the issue of the new shares.

48.	The new shares shall be subject to all-the provisions of these Bye-laws with reference to lien, the payment of calls, forfeiture, transfer, transmission and otherwise.

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ALTERATION OF CAPITAL

49.	The Company may from time to time by Ordinary Resolution:

(a)	divide its shares into several classes and attach thereto respectively any preferential, deferred, qualified or special rights, privileges or conditions;

(b)	consolidate and divide all or any of its share capital into shares of larger par value than its existing shares;

(c)	sub-divide its shares or any of them into shares of smaller amount than is fixed by its memorandum, so, however, that in the sub-division the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived;

(d)	make provision for the issue and allotment of shares which do not carry any voting rights;

(e)
cancel shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled;

(f)	change the currency denomination of its share capital.

Where any difficulty arises in regard to any division, consolidation, or sub-division under this Bye-law, the Board may settle the same as it thinks expedient and, in particular, may arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale in due proportion amongst the Shareholders who would have been entitled to the fractions, and, for this purpose, the Board may authorize some person to transfer the shares representing fractions to the purchaser thereof, who shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

50.
Subject to the provisions of the Companies Act and to any confirmation or consent required by law or these Bye-laws, the Company may by Ordinary Resolution from time to time convert any preference shares into redeemable preference shares.

51.	The Company may from time to time purchase its own shares on such terms and in such manner as may be authorized by the Board of Directors, subject to the rules, if applicable, of the Listing Exchange.

Any share so purchased shall be treated as cancelled, and the amount of the Company's issued share capital shall be diminished by the nominal value of the shares purchased, but such purchase shall not be taken as reducing the amount of the Company's authorized share capital.

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52.
Subject to the Companies Acts, the Company shall have the option, but not the obligation, to repurchase from any Shareholder or Shareholders all fractions of shares, and all holdings of fewer than 100 shares, registered in the name of said Shareholder or Shareholders. Such repurchase shall be on such terms and conditions as the Board may determine, provided that in any event, the repurchase price shall be not less than the closing market price per share quoted on the Listing Exchange on the effective date of the repurchase. Each Shareholder shall be bound by the determination of the Company to repurchase such shares or fractions thereof. If the Company determines to repurchase any such shares or fractions, the Company shall give written notice to each Shareholder concerned accompanied by a cheque or warrant for the repurchase price and the relevant shares, fractions and certificates in respect thereof shall thereupon be cancelled.

REDUCTION OF CAPITAL

53.
Subject to the Companies Acts, its memorandum and any confirmation  or consent required by law or these Bye-laws, the Company may from time to time by Ordinary Resolution authorize the reduction of its issued share capital or any capital redemption reserve fund or any share premium or contributed surplus account in any manner.

54.
In relation to any such reduction the Company may by Ordinary Resolution determine the terms upon which such reduction is to be effected, including, in the case of a reduction of part only of a class of shares, those shares to be affected.

GENERAL MEETINGS

55.
The Board shall convene and the Company shall hold general meetings as annual general meetings in accordance with the requirements of the Companies Acts ("Annual General Meetings") at such times and places subject to the limitation set out below as the Board shall appoint. The Board may whenever it thinks fit, and shall when required by the Companies Acts, convene general meetings other than Annual General Meetings which shall be called "Special General Meetings".

NOTICE OF GENERAL MEETINGS

56.
An Annual General Meeting and a Special General Meeting shall be called by not less than seven days notice in writing. The notice period shall be exclusive of the day on which the notice is served or deemed to be served and of the day on which the meeting to which it relates is to be held and shall specify the place, day and time of the meeting, and in the case of a Special General Meeting, the general nature of the business to be considered. Notice of every general meeting shall be given in any manner permitted by Bye-laws 131,132 and 133 to all Shareholders. Notwithstanding that a meeting of the

15

Company is called by shorter notice than that specified in this Bye-law, it shall be deemed to have been duly called if it is so agreed:

(a)	in the case of a meeting called as an Annual General Meeting by all the Shareholders entitled to attend and vote thereat;

(b)
in the case of any other meeting by a majority in number of the Shareholders having the right to attend and vote at the meeting, being a majority together holding not less than ninety-five percent in nominal value of the shares giving that right;

provided that notwithstanding any provision of these Bye-laws, no Shareholder shall be entitled to attend any general meeting unless notice in writing of the intention to attend and vote in person or by proxy signed by or on behalf of the Shareholder (together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof) addressed to the Secretary is deposited (by post, courier, facsimile transmission or other electronic means) at the Registered Office at least 48 hours before the time appointed for holding the general meeting or adjournment thereof.

57.
The accidental omission to give notice of a meeting or (in cases where instruments of proxy are sent out with the notice) the accidental omission to send such instrument of proxy to or the non-receipt of notice of a meeting or such instrument of proxy by any person entitled to receive such notice shall not invalidate the-proceedings at that meeting.

58.
The Board may convene a Special General Meeting whenever it thinks fit A Special General Meeting shall also be convened by the Board on the written requisition of Shareholders holding at the date of the deposit of the requisition not less than one tenth in nominal value of the paid-up capital of the Company which as at the date of the deposit carries the right to vote at a general meeting of the Company. The requisition must state the purposes of the meeting and must be signed by the requisitionists and deposited at the registered office of the Company, and may consist of several documents in like form each signed by one or more of the requisitionists.

PROCEEDINGS AT GENERAL MEETING

59.
No business shall be transacted at any general meeting unless the requisite quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the appointment, choice or election of a chairman which shall not be treated as part of the business of the meeting. Save as otherwise provided by these Bye-laws, the quorum at any general meeting shall be constituted by one or more shareholders, either present in person or represented by proxy, holding in the aggregate shares carrying 33 1/3% of the voting rights entitled to be exercised at such meeting.

60.	If within five minutes (or such longer time as the chairman of the meeting may determine to wait) after the time appointed for the meeting, a quorum is not present, the meeting, if

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convened on the requisition of Shareholders, shall be dissolved. In any other case, it shall stand adjourned to such other day and such other time and place as the chairman of the meeting may determine and at such adjourned meeting two Shareholders or, in the event that there is only one Shareholder, one Shareholder, present in person or by proxy (whatever the number of shares held by them) shall be a quorum. The Company shall give not less than five days notice of any meeting adjourned through want of a quorum and such notice shall state that two Shareholders or, in the event that there is only one Shareholder, one Shareholder, present in person or by proxy (whatever the number of shares held by them) shall be a quorum.

61.
A meeting of the Shareholders or any class thereof may be held by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously and participation in such meeting shall constitute presence in person at such meeting.

62.	Each Director and the Company's auditor and Secretary shall be entitled to attend and speak at any general meeting of the Company.

63.
The Chairman (if any) of the Board or, in his absence, the President shall preside as chairman at every general meeting. If there is no such Chairman or President, or if at any general meeting neither the Chairman nor the President is present within five minutes after the time appointed for holding the general meeting, or if neither of them is willing to act as chairman, the Directors present shall choose one of their number to act or if one Director only is present he shall preside as chairman if willing to act. If no Director is present or if each of the Directors present declines to take the chair, the persons present and entitled to vote on a poll shall elect one of their number to be chairman.

64.
The chairman of the general meeting may, with the consent of those present at any meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the general meeting from time to time and from place to place but no business shall be transacted at any adjourned general meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. When a general meeting is adjourned for thirty days or more, notice of the adjourned general meeting shall be given as in the case of an original general meeting.

65.	Save as expressly provided by these Bye-laws, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned general meeting.

VOTING

66.
Save where a greater majority is required by the Companies Acts or these Bye-laws, any question proposed for consideration at any general meeting shall be decided on by Ordinary Resolution. In any case where an Ordinary Resolution or an Extraordinary Resolution is to be put to the Company, each Shareholder shall be entitled to communicate such Shareholder's vote in the form of an electronic record.

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67.
The Board may, with the sanction of an Ordinary Resolution, amalgamate the Company with another company (whether or not the Company is the surviving company and whether or not such an amalgamation involves a change in the jurisdiction of the Company).

68.
At any general meeting, a resolution put to the vote of the general meeting shall be decided on a show of hands or by a count of votes received in the form of electronic records (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by:

(a)	the chairman of the general meeting; or

(b)	at least three Shareholders present in person or represented by proxy; or

(c)
any Shareholder or Shareholders present in person or represented by proxy and holding between them not less than one tenth of the total voting rights of all the Shareholders having the right to vote at such general meeting; or

(d)
a Shareholder or Shareholders present in person or represented by proxy holding shares conferring the right to vote at such general meeting, being shares on which an aggregate sum has been paid up equal to at least one-tenth of the total sum paid up on all such shares conferring such right.

Unless a poll is so demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has, on a show of hands, or by a count of votes received in the form of electronic records been carried or carried unanimously or by a particular majority or not carried by a particular majority or lost shall be final and conclusive, and an entry to that effect in the minute book of the Company shall be conclusive evidence of the fact without proof of the number of votes recorded for or against such resolution.

69.
A poll demanded on the election of a chairman, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken in such manner and either forthwith or at such time (being not later than three months after the date of the demand) and place as the chairman shall direct. It shall not be necessary (unless the chairman otherwise directs) for notice to be given of a poll.

70.
The demand for a poll shall not prevent the continuance of a general meeting for the transaction of any business other than the question on which the poll has been demanded and it may be withdrawn at any time before the close of the general meeting or the taking of the poll whichever is the earlier.

71.	On a poll, votes may be cast either personally or by proxy.

72.	A person entitled to more than one vote on a poll need not use all his votes or cast all the votes he uses in the same way.

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73.	If a poll is duly demanded, the result of the poll shall be deemed to be the resolution of the general meeting at which the poll is demanded.

74.	In the case of any equality of votes at a general meeting, whether on a show of hands or on a poll, the chairman of such general meeting shall not be entitled to a second or casting vote.

75.
Subject to the provisions of these Bye-laws and to any special rights or restrictions as to voting for the time being attached to any shares, every Shareholder who is present in person or by proxy or proxies shall have one vote for every share of which he is the holder.

76.
In the case of joint holders of a share, the vote of the senior joint holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the joint holding.

77.
A Shareholder who is a patient for any purpose of any statute or applicable law relating to mental health or in respect of whom an order has been made by any Court having jurisdiction for the protection or management of the affairs of persons incapable of managing their own affairs may vote by his receiver, committee, curator bonis or other person in the nature of a receiver, committee or curator bonis appointed by such Court and such receiver, committee, curator bonis or other person may vote by proxy, and may otherwise act and be treated as such Shareholder for the purpose of general meetings.

78.
No Shareholder shall, unless the Board otherwise determines, be entitled to vote at any general meeting unless all calls or other sums presently payable by him in respect of shares in the Company have been paid.

79.
If (i) any objection shall be raised to the qualification of any voter or (ii) any votes have been counted which ought not to have been counted or which might have been rejected or (iii) any votes are not counted which ought to have been counted, the objection or error shall not vitiate the decision of the general meeting or adjourned general meeting on any resolution unless the same is raised or pointed out at the general meeting or, as the case may be, the adjourned general meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the chairman of the general meeting and shall only vitiate the decision of the general meeting on any resolution if the chairman decides that the same may have affected the decision of the general meeting. The decision of the chairman on such matters shall be final and conclusive.

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PROXIES AND CORPORATE REPRESENTATIVES

80.
A Shareholder may appoint one or more proxies to attend at a general meeting of the Company and to vote on his behalf and proxies appointed by a single Shareholder need not all exercise their vote in the same manner, Provided that for all purposes of these Bye-laws an instrument of proxy may with the sanction of the Board be in the form of an electronic record. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney authorized by him in writing or, if the appointor is a body corporate, either under its seal or under the hand of an officer, attorney or other person authorized to sign the same.

81.
Any Shareholder may appoint a standing proxy or (if a body corporate) representative by depositing at the Registered Office a proxy or (if a body corporate) an authorization and such proxy or authorization shall be valid for all general meetings and adjournments thereof until notice of revocation is received at the Registered Office. Where a standing proxy or authorization exists, its operation shall be deemed to have been suspended at any general meeting or adjournment thereof at which the Shareholder is present or in respect of which the Shareholder has specially appointed a proxy or representative. The Board may from time to time require such evidence as it shall deem necessary as to the due execution and continuing validity of any such standing proxy or authorization and the operation of any such standing proxy or authorization shall be deemed to be suspended until such time as the Board determines that it has received the requested evidence or other evidence satisfactory to it.

82.
Subject to Bye-law 81, the instrument appointing a proxy together with such other evidence as to its due execution as the Board may from time to time require, shall be delivered at the Registered Office, at the place of the general meeting, or at such place as may be specified in the notice convening the general meeting or in any notice of any adjournment, or, in either case, in any document sent therewith, prior to the holding of the general meeting or adjourned general meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken subsequent to the date of a general meeting or adjourned general meeting, before the time appointed for the taking of the poll and in default the instrument of proxy shall not be treated as valid.

83.
Instruments of proxy shall be in any common form or in such other form as the Board may approve and the Board may, if it thinks fit, send out with the notice of any general meeting forms of instruments of proxy for use at that meeting. The instrument of proxy shall be deemed to confer authority to vote on any amendment of a resolution put to the general meeting for which it is given as the proxy thinks fit, The instrument of proxy shall unless the contrary is stated therein be valid as well for any adjournment of the general meeting as for the general meeting to which it relates.

84.
A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the instrument of proxy or of the authority under which it was executed, provided that no

20

intimation in writing of such death, insanity or revocation shall have been received by the Company at the Registered Office, the place of the meeting or such other place as may be specified for the delivery of instruments of proxy in the notice convening the meeting or other documents sent therewith before the commencement of the general meeting or adjourned general meeting, or the taking of the poll, at which the instrument of proxy is used.

85.
Subject to the Companies Acts, the Board may at its discretion waive any of the provisions of these Bye-laws related to proxies or authorizations and, in particular, may accept such verbal or other assurances as it thinks fit as to the right of any person to attend and vote on behalf of any Shareholder at general meetings.

APPOINTMENT AND REMOVAL OF DIRECTORS

86.
The number of Directors shall be such number not less than two as the Company by Ordinary Resolution may from time to time determine and each Director shall hold office until the next annual general meeting following his election or until his successor is elected.

87.
The Company shall at the Annual General Meeting and may, in a general meeting by Ordinary Resolution, determine the minimum and the maximum number of Directors and may by Ordinary Resolution determine that one or more vacancies in the Board shall be deemed casual vacancies for the purposes of these Bye-laws. Without prejudice to the power of the Company in any general meeting in pursuance of any of the provisions of these Bye-laws to appoint any person to be a Director, the Board, so long as a quorum of Directors remains in office, shall have power at any time and from time to time to appoint any individual to be a Director so as to fill a casual vacancy.

88.
The Company may in a Special General Meeting called for that purpose remove a Director provided notice of any such Special General Meeting shall be served upon the Director concerned not less than fourteen days before the Special General Meeting and he shall be entitled to be heard at that Special General Meeting. Any vacancy created by the removal of a Director at a Special General Meeting may be filled at the Special General Meeting by the election of another person as Director in his place or, in the absence of any such election, by the Board.

RESIGNATION AND DISQUALIFICATION OF DIRECTORS

89.	The office of a Director shall be vacated upon the happening of any of the following events:

(a)	if he resigns his office by notice in writing to the Company delivered to the Registered Office or tendered at a meeting of the Board;

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(b)	if he becomes of unsound mind or a patient for any purpose of any statute or applicable law relating to mental health and the Board resolves that he shall be removed from office;

(c)	if he becomes bankrupt or compounds with his creditors;

(d)	if he is prohibited by law from being a Director; or

(e)	if he ceases to be a Director by virtue of the Companies Acts or is removed from office pursuant to these Bye-laws.

ALTERNATE DIRECTORS

90.	(a)	The Company may by Ordinary Resolution elect a person or persons qualified to be Directors to act as Directors in the alternative to any of the Directors of the Company or may authorize the Board to appoint such Alternate Directors and a Director may appoint and remove his own Alternate Director. Any appointment or removal of an Alternate Director by a Director shall be effected by depositing a notice of appointment or removal with the Secretary at the Registered Office, signed by such Director, and such appointment or removal shall become effective on the date of receipt by the Secretary. Any Alternate Director may be removed by Ordinary Resolution of the Company and, if appointed by the Board, may be removed by the Board. Subject as aforesaid, the office of Alternate Director shall continue until the next annual election of Directors or, if earlier, the date on which the relevant Director ceases to be a Director. An Alternate Director may also be a Director in his own right and may act as alternate to more than one Director.

(b)
A Director may at any time, by notice in writing signed by him delivered to the Registered Office or at a meeting of the Board, appoint any person (including another Director) to act as Alternate Director in his place during his absence and may in like manner at any time determine such appointment. If such person is not another Director such appointment (unless previously approved by the Board) shall have effect only upon and subject to being so approved. The appointment of an Alternate Director shall determine on the happening of any event which, were he a Director, would cause him to vacate such office or if his appointor ceases to be a Director.

DIRECTORS' FEES AND ADDITIONAL REMUNERATION AND EXPENSES

91.
The amount, if any, of Directors' fees shall from time to time be determined by the Company by Ordinary Resolution and in the absence of a determination to the contrary in a general meeting, such fees shall be deemed to accrue from day to day. Each Director may be paid his reasonable traveling, hotel and incidental expenses properly incurred in attending and returning from meetings of the Board or committees constituted pursuant to

22

these Bye-laws or general meetings and shall be paid all expenses properly and reasonably incurred by him in the conduct of the Company's business or in the discharge of his duties as a Director. Any Director who, by request, goes or resides abroad for any purposes of the Company or who performs services which in the opinion of the Board go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine, and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Bye-law.

DIRECTORS' INTERESTS

92.	(a)
A Director may hold any other office or place of profit with the Company (except that of auditor) in conjunction with his office of Director for such period and upon such terms as the Board may determine and may be paid such extra remuneration therefor (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine, and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Bye-law.

(b)
A Director may act by himself or his firm in a professional capacity for the Company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

(c)
Subject to the provisions of the Companies Acts, a Director may, notwithstanding his office, be a party to or otherwise interested in any transaction or arrangement with the Company or in which the Company is otherwise interested and may be a director or other officer of, employed by, a party to any transaction or arrangement with, or otherwise interested in any body corporate promoted by the Company or in which the Company is interested. The Board may also cause the voting power conferred by the shares in any other body corporate held or owned by the Company to be exercised in such manner in all respects as it thinks fit, including the exercise thereof in favor of any resolution appointing the Directors or any of them to be directors or officers of such other body corporate, or voting or providing for the payment of remuneration to the directors or officers of such other body corporate.

(d)
So long as, where it is necessary, he declares the nature of his interest at the firstopportunity at a meeting of the Board or by writing to the Directors as required by the Companies Acts, a Director shall not by reason of his office be accountable to the Company for any benefit which he derives from any office or employment to which these Bye-laws allow him to be appointed or from any transaction or arrangement in which these Bye-laws allow him to be interested, and no such transaction or arrangement shall be liable to be avoided on the ground of any interest or benefit.

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(e)
Subject to the Companies Acts and any further disclosure required thereby, a general notice to the Directors by a Director or officer declaring that he is a director or officer or has an interest in a person and is to be regarded as interested in any transaction or arrangement made with that person, shall be a sufficient declaration of interest in relation to any transaction or an arrangement so made.

POWERS AND DUTIES OF THE BOARD

93.
Subject to the provisions of the Companies Acts and these Bye-laws and to any directions given by the Company in a general meeting, the Board shall manage the business of the Company and may pay all expenses incurred in promoting and incorporating the Company and may exercise all the powers of the Company. No alteration of these Bye-laws and no such direction shall invalidate any prior act of the Board which would have been valid if that alteration had not been made or that direction had not been given.. To the extent permitted by the Companies Acts, the Board may agree that the Company shall not exercise, in whole or in part, any of the powers in the Companies Acts that are reserved to Shareholders. The powers given by this Bye-law shall not be limited by any special power given to the Board by these Bye-laws and a meeting of the Board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the Board.

94.
The Board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking property and assets present and future) and uncalled capital of the Company and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any other persons.

95.
All checks, promissory notes, drafts, bills of exchange and other instruments, whether negotiable or transferable or not, and all receipts for money paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Board shall from time to time by resolution determine.

96.
The Board may, subject to the provision of the Companies Act from time to time in force relating to financial assistance and dealings with Directors, establish and maintain a Share Option Scheme for the benefit of the Directors and the employees of the Company and its subsidiaries (the "Scheme").

97.
The Board may from time to time appoint one or more of its body to be a managing director, joint managing director or an assistant managing director or to hold any other employment or executive office with the Company for such period and upon such terms as the Board may determine and may revoke or terminate any such appointments. Any such revocation or termination as aforesaid shall be without prejudice to any claim for damages that such Director may have against the Company or the Company may have against such Director for any breach of any contract of service between him and the Company which may be involved in such revocation or termination. Any person so

24

appointed shall receive such remuneration (if any, whether by way of salary, commission, participation in profits or otherwise) as the Board may determine, and either in addition to or in lieu of his remuneration as a Director.

DELEGATION OF THE BOARD'S POWERS

98.
The Board may by power of attorney appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such purposes and with such power, authorities and discretions (not exceeding those vested in or exercisable by the Board under these Bye-laws) and for such period and subject to such conditions as it may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney and of such attorney as the Board may think fit, and may also authorize any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him. The Board may revoke or vary any such delegation of power, but no person dealing in good faith with such delegate without notice of such revocation or variation shall be affected by such revocation or variation.

99.
The Board may entrust to and confer upon any Director or officer or, without prejudice to the provisions of Bye-law 101, any other individual any of the powers exercisable by it upon such terms and conditions with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of its own powers, and may from time to time revoke or vary all or any of such powers but no person dealing in good faith and without notice of such revocation or variation shall be affected thereby.

100.
The Board may delegate any of its powers, authorities or discretions to committees, consisting of such person or persons (whether a member or members of its body or not) as it thinks fit. Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed upon it by the Board. The Board may revoke or vary any such delegation of its powers, authorities and discretions, but no person dealing in good faith and without notice of such revocation or variation shall be affected thereby.

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PROCEEDINGS OF THE BOARD

101.
The Board may meet for the dispatch of business, adjourn and otherwise regulate its meetings as it thinks fit. Questions arising at any meeting shall be determined by a majority of votes cast. In the case of an equality of votes the motion shall be deemed to have been lost. A Director may, and the Secretary on the requisition of a Director shall, at any time summon a Board meeting.

102.
Notice of a Board meeting shall be deemed to be duly given to a Director if it is given to him personally or by word of mouth or sent to him by post, courier, facsimile, transmission or other electronic means at his last known address or any other address given by him to the Company for this purpose. A Director may waive notice of any meeting either prospectively or retrospectively.

103.	(a)
The quorum necessary for the transaction of the business of the Board may be fixed by the Board and, unless so fixed at any other number, shall be a majority of the Board present in person or by proxy. Any Director who ceases to be a Director at a Board meeting may continue to be present and to act as a Director and be counted in the quorum until the termination of the Board meeting if no other Director objects and if otherwise a quorum of Directors would not be present

(b)
Subject to the provisions of Bye-law 93, a Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or proposed contract, transaction or arrangement with the Company and has complied with the provisions of the Companies Acts and these Bye-laws with regard to disclosure of his interest shall be entitled to vote in respect of any contract, transaction or arrangement in which he is so interested and if he shall do so his vote shall be counted, and he shall be taken into account in ascertaining whether a quorum is present.

104.
So long as a quorum of Directors remains in office, the continuing Directors may act notwithstanding any vacancy in the Board but, if no such quorum remains, the continuing Directors or a sole continuing Director may act only for the purpose of calling a general meeting.

105.
The Chairman (if any) of the Board or, in his absence, the President shall preside as chairman at every meeting of the Board. If there is no such Chairman or President, or if at any meeting neither the Chairman nor the President is present within five minutes after the time appointed for holding the meeting, or if neither of them is willing to act as chairman, the Directors present may choose one of their number to be chairman of the meeting.

106.	The meetings and proceedings of any committee consisting of two or more Directors shall be governed by the provisions contained in these Bye-laws for regulating the

26

meetings and proceedings of the Board so far as the same are applicable and are not superseded by any regulations imposed by the Board.

107.
A resolution in writing signed by all the Directors for the time being entitled to receive notice of a meeting of the Board or by all the members of a committee for the time being shall be as valid and effectual as a resolution passed at a meeting of the Board or, as the case may be, of such committee duly called and constituted. Such resolution may be contained in one document or in several documents in the like form each signed by one or more of the Directors or members of the committee concerned.

108.
A meeting of the Board or a committee appointed by the Board may be held by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously and participation in such a meeting shall constitute presence in person at such meeting. A meeting of the Board or committee appointed by the Board held in the foregoing manner shall be deemed to take place at the place where the largest group of participating Directors or committee members has assembled or, if no such group exists, at the place where the chairman of the meeting participates.

109.
All acts done by the Board or by any committee or by any person acting as a Director or member of a committee or any person duly authorized by the Board or any committee, shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the Board or such committee or person acting as aforesaid or that they or any of them were disqualified or had vacated their office, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director, member of such committee or person so authorized.

OFFICERS

110.
The officers of the Company shall include a President and a Vice-President who shall be Directors and shall be elected by the Board as soon as possible after the statutory meeting and each annual general meeting. In addition, the Board may appoint one of the Directors to be Chairman of the Board and any person whether or not he is a Director to hold such other office (including any additional Vice-Presidencies) as the Board may from time to time determine. Any person elected or appointed pursuant to this Bye-law shall hold office for such period and upon such terms as the Board may determine and the Board may revoke or terminate any such election or appointment. Any such revocation or termination shall be without prejudice to any claim for damages that such officer may have against the Company or the Company may have against such officer for any breach of any contract of service between him and the Company which may be involved in such revocation or termination. Save as provided in the Companies Acts or these Bye-laws, the powers and duties of the officers of the Company shall be such (if any) as are determined from time to time by the Board.

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MINUTES

111.	The Directors shall cause minutes to be made and books kept for the purpose of recording:

(a)	all appointments of officers made by the Directors;

(b)	the names of the Directors and other persons (if any) present at each meeting of Directors and of any committee;

(c)	all proceedings at meetings of the Company, of the holders of any class of shares in the Company, and of committees; and

(d)	all proceedings of managers (if any).

SECRETARY

112.	The Secretary shall be appointed by the Board at such remuneration (if any) and upon such terms as it may think fit and any Secretary so appointed may be removed by the Board.

The duties of the Secretary shall be those prescribed by the Companies Acts together with such other duties as shall from time to time be prescribed by the Board.

113.
A provision of the Companies Acts or these Bye-laws requiring or authorizing a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in the place of, the Secretary.

THE SEAL

114.	(a)	The seal of the Company shall be in such form as the Board may determine. The Board may adopt one or more duplicate seals for use outside Bermuda.

(b)
The seal of the Company shall not be affixed to any instrument except attested by the signature of a Director and the Secretary or any two Directors, or any person appointed by the Board for that purpose, provided that any Director, Officer or Resident Representative, may affix the seal of the Company attested by such Director, Officer or Resident Representative's signature to any authenticated copies of these Bye-laws, the incorporating documents of the Company, the minutes of any meetings or any other documents required to be authenticated by such Director, Officer or Resident Representative.

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DIVIDENDS AND OTHER PAYMENTS

115.
The Board may from time to time declare cash dividends or distributions out of contributed surplus to be paid to the Shareholders according to their rights and interests including interim dividends as appear to the Board to be justified by the position of the Company. The Board may also pay any fixed cash dividend which is payable on any shares of the Company half yearly or on such other dates, whenever the position of the Company in the opinion of the Board, justifies such payment.

116.	Except insofar as the rights attaching to, or the terms of issue of, any share otherwise provide:

(a)
all dividends or distributions out of contributed surplus may be declared and paid according to the amounts paid up on the shares in respect of which the dividend or distribution is paid and an amount paid up on a share in advance of calls may be treated for the purpose of this Bye-law as paid-up on the share;

(b)
dividends or distributions out of contributed surplus may be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend or distribution is paid.

117.
The Board may deduct from any dividend, distribution or other moneys payable to a Shareholder by the Company on or in respect of any share all sums of money (if any) presently payable by him to the Company on account of calls or otherwise in respect of shares of the Company.

118.	No dividend, distribution or other moneys payable by the Company on or in respect of any share shall bear interest against the Company unless otherwise provided by the rights attached to such share.

119.
Any dividend distribution, interest or other sum payable in cash to the holder of shares may be paid by electronic transfer, check or warrant sent through the mail addressed to the holder at his address in the Register or, as the case may be, the Branch Register or, in the case of joint holders, addressed to the holder whose name stands first in the Register or, as the case may be, the Branch Register in respect of the shares at his registered address as appearing in the Register or, as the case may be, the Branch Register or addressed to such person at such address as the holder or joint holders may in writing direct. Any such check or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first in the Register or, as the case may be, the Branch Register in respect of such shares, and shall be sent at his or their risk, and payment of the check or warrant by the bank on which it is drawn shall constitute a good discharge to the Company. Any one of two or more joint holders may give effectual receipts for any dividends, distributions or other moneys payable or property distributable in respect of the shares held by such joint holders.

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120.
Any dividend or proceeds of share repurchase or distribution out of contributed surplus unclaimed for a period of three years from the date of declaration of such dividend or proceeds of share repurchase or distribution shall be forfeited and shall revert to the Company, and the payment by the Board of any unclaimed dividend, distribution, interest or proceeds of share repurchase or other sum payable on or in respect of the share into a separate account shall not constitute the Company a trustee in respect thereof.

121.
The Board may direct payment or satisfaction of any dividend or distribution out of contributed surplus wholly or in part by the distribution of specific assets and, in particular, of paid up shares or debentures of any other body corporate, and where any difficulty arises in regard to such distribution or dividend the Board may settle it as it thinks expedient and, in particular, may authorize any person to sell and transfer any fractions or may ignore fractions altogether and may fix the value for distribution or dividend purposes of any such specific assets and may determine that cash payments shall be made to any Shareholders upon the basis of the value so fixed in order to secure equality of distribution and may vest any such specific assets in trustees as may seem expedient to the Board.

RESERVES

122.
The Board may, before recommending or declaring any dividend or distribution out of contributed surplus, set aside such sums as it thinks proper as reserves which shall, at the discretion of the Board, be applicable for any purpose of the Company and pending such application may, also at such discretion, either be employed in the business of the Company or be invested in such investments as the Board may from time to time think fit. The Board may also without placing the same to reserve carry forward any sums which it may think it prudent not to distribute.

CAPITALIZATION OF PROFITS

123.
The Company may, upon the recommendation of the Board, at any time and from time to time resolve by Ordinary Resolution to the effect that it is desirable to capitalize all or any part of any amount for the time being standing to the credit of any reserve or fund which is available for distribution or to the credit of any share premium account or any capital redemption reserve fund or to the credit of any contributed surplus account and accordingly that such amount be set free for distribution amongst the Shareholders or any class of Shareholders who would be entitled thereto if distributed by way of dividend and in the same proportions, provided that the same be not paid in cash but be applied either in or towards paying up amounts for the time being unpaid on any shares in the Company held by such Shareholders respectively or in payment up in full of unissued shares, debentures or other obligations of the Company, to be allotted, distributed and credited as fully paid among such Shareholders, or partly in one way or partly in the other, and the Board shall give effect to such resolution, provided that for the purpose of this Bye-law, a

30

a share premium account and a capital redemption reserve fund may be applied only in paying up of unissued shares to be issued to such Shareholders credited as fully paid and provided further that any sum standing to the credit of a share premium account may only be applied in crediting as fully paid shares of the same class as that from which the relevant share premium was derived.

124.
Where any difficulty arises in regard to any distribution under the last preceding Bye-law, the Board may settle the same as it thinks expedient and, in particular, may authorize any person to sell and transfer any fractions, may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so, or may ignore fractions altogether, and may determine that cash payments should be made to any Shareholders in order to adjust the rights of all parties, as may seem expedient to the Board. The Board may appoint any person to sign on behalf of the persons entitled to participate in the distribution any contract necessary or desirable for giving effect thereto and such appointment shall be effective and binding upon the Shareholders.

RECORD DATES

125.	Notwithstanding any other provision of these Bye-laws the Directors may fix any date as the record date for:

(a)
determining the Members entitled to receive any dividend or other distribution and such record date may be on, or not more than 30 days before or after, any date on which such dividend or distribution is declared;

(b)	determining the Members entitled to receive notice of and to vote at any general meeting of the Company.

ACCOUNTING RECORDS - INFORMATION

126.
The Board shall cause to be kept accounting records sufficient to give a fair presentation in all material respects of the state of the Company's affairs and to show and explain its transactions in accordance with the Companies Acts.

127.
The records of account shall be kept at the Registered Office or at such other place or places as the Board thinks fit and shall at all times be open to inspection by the Directors; PROVIDED that if the records of account are kept at some place outside Bermuda, there shall be kept at an office of the Company in Bermuda such records as will enable the Directors to ascertain with reasonable accuracy the financial position of the Company at the end of each three-month period. No Shareholder (other than an officer of the Company) shall have any right to inspect any accounting record or book or document of the Company except as required by the Listing Exchange, by law, by regulations or as authorized by the Board or by Ordinary Resolution.

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128.
A copy of every balance sheet and statement of income and expenditure, including every document required by law to be annexed thereto, which is to be laid before the Company in general meeting, together with a copy of the auditor's report, shall be sent to each person entitled thereto by sending it through the mail (by airmail where applicable) in a prepaid letter addressed to such Shareholder at his address as appearing in the Register or by delivering it to or leaving it at such registered address or by sending it by way of an electronic e-mail in accordance with the Electronic Transactions Act at the email address for such Shareholder as he shall have provided for this purpose for registration in the Register in accordance with the requirements of the Companies Acts.

129.
The Company shall, at the request of any Shareholder requesting the same, provide a brief statement of the nature of the Company's business and the products and services it offers to such Shareholder in a timely fashion.

AUDIT

130.
Save and to the extent that an audit is waived in the manner permitted by the Companies Acts, auditors shall be appointed and their duties regulated in accordance with the Companies Acts, any other applicable law and such requirements not inconsistent with the Companies Acts as the Board may from time to time determine, save that the fees of the auditor shall be determined by Ordinary Resolution.

SERVICE OF NOTICES AND OTHER DOCUMENTS

131.
Any notice or other document (including a share certificate) shall be in writing (except where otherwise expressly stated) and may be served on or delivered to any Shareholder by the Company either personally or by sending it through the mail (by airmail where applicable) in a prepaid letter addressed to such Shareholder at his address as appearing in the Register or by delivering it to or leaving it at such registered address or by sending it by way of an electronic e-mail in accordance with the Electronic Transactions Act at the email address for such Shareholder as he shall have provided for this purpose for registration in the Register. In the case of joint holders of a share, service or delivery of any notice or other document on or to one of the joint holders shall for all purposes be deemed as sufficient service on or delivery to all the joint holders. Any notice or other document if sent by mail shall be deemed to have been served or delivered two Business Days after it was put in the mail; and, in proving such service or delivery, it shall be sufficient to prove that the notice or document was properly addressed, stamped and put in the mail. Any notice or document delivered in electronic record form shall be deemed to be served on delivery twenty-four hours after its dispatch and in proving service of delivery it shall be sufficient to prove that the notice or document was sent to the electronic mail address as appearing in the Register.

132.	Any notice of a general meeting of the Company shall be deemed to be duly given to a Shareholder if it is sent to him by telecopier, electronic mail or other mode of

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representing or reproducing words in a legible and non-transitory form at his postal or electronic address as appearing in the Register or any other address given by him to the Company for this purpose. The Shareholders are obliged to keep the Company advised of any change of postal address and e-mail address for service of notice and other documents.

133.	(a)
A Shareholder may provide to the Company an address or number for the purposes of communication with such Shareholder by electronic means (an "electronic address"), and in any case where a Shareholder has provided to the Company an electronic address, the Company may deliver to the Shareholder any notice or other document required to be provided to such Shareholder under the Companies Acts or these Bye-laws by the delivery of an electronic record of the notice or document, and such electronic record shall be deemed to have been delivered to a Shareholder when it is sent to the electronic address provided by such Shareholder.

(b)
Notwithstanding any other provision of these Bye-laws, any document required to be provided to a Shareholder by the Company may be provided by the Company sending to a Shareholder a notice pursuant to Bye-law 131 or Bye-law 133(a) notifying such Shareholder that the Company intends to publish such document on a website designated by the Company, and such document shall be deemed to have been provided to such Shareholder when it is published on such website.

(c)
By virtue of this Bye-law 133(c), each Shareholder shall be deemed to have agreed for all purposes of the Companies Acts and these Bye-laws that, subject to notification in each case pursuant to Bye-law 133(b), such Shareholder may be provided by the Company with all documents of any kind to be provided under the Companies Acts or these Bye-laws (including any documents accompanying any other document) by accessing such documents on a website designated by the Company for the purpose, instead of the documents being provided by any other means.

134.
Any notice or other document delivered, sent or given to a Shareholder in any manner permitted by these Bye-laws shall, notwithstanding that such Shareholder is then dead or bankrupt or that any other event has occurred, and whether or not the Company has received notice of the death or bankruptcy or other event, be deemed to have been duly served or delivered in respect of any share registered in the name of such Shareholder as sole or joint holder unless his name shall, at the time of the service or delivery of the notice or document, have been removed from the Register as the holder of the share, and such service or delivery shall for all purposes be deemed as sufficient service or delivery of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share.

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WINDING UP

135.
If the Company shall be wound up, the liquidator may, with the sanction of an Extraordinary Resolution and any other sanction required by the Companies Acts, divide among the Shareholders in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for such purposes set such values as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Shareholders or different classes of Shareholders. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trust for the benefit of the contributors as the liquidator, with the like sanction, shall think fit, but so that no Shareholder shall be compelled to accept any shares or other assets upon which there is any liability.

INDEMNITY

136.
Subject to the proviso below every person who is or was a Director, officer of the Company or member of a committee constituted under Bye-law 100 (the "Company Indemnitee") or who is or was a director or officer of any of the Company's subsidiaries ("Subsidiary Indemnitee") shall be indemnified out of the funds of the Company against all civil liabilities, loss, damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him as such Director, officer of the Company or committee member, or as a director or officer of any of the Company's subsidiaries and the indemnity contained in this Bye-law shall extend to any person acting as a Director, officer of the Company or committee member, or as a director or officer of any of the Company's subsidiaries in the reasonable belief that he has been so appointed or elected notwithstanding any defect in such appointment or election PROVIDED ALWAYS that the indemnity contained in this Bye-law shall not extend to any matter which would render it void pursuant to the Companies Acts.

137.
Every Company Indemnitee or Subsidiary Indemnitee shall be indemnified out of the funds of the Company against all liabilities incurred by him as such Company Indemnitee or Subsidiary Indemnitee in defending any proceedings, whether civil or criminal, in which judgment is given in his favor, or in which he is acquitted, or in connection with any application under the Companies Acts in which relief from liability is granted to him by the court.

138.
To the extent that any Company Indemnitee or Subsidiary Indemnitee is entitled to claim an indemnity pursuant to these Bye-laws in respect of amounts paid or discharged by him, the relevant indemnity shall take effect as an obligation of the Company to reimburse the person making such payment or effecting such discharge. The expenses incurred by the Company Indemnitee or Subsidiary Indemnitee pursuant to Bye-laws 130 and 131 in any threatened or pending legal suits or proceedings shall be paid by the

34

Company in advance upon the written request of the Company Indemnitee or Subsidiary Indemnitee upon proper documentation of such costs having been incurred. The same indemnity applies to expenses incurred in any proceedings where such Company Indemnitee or Subsidiary Indemnitee is a party or threatened to be made a party to any legal suits or proceedings by or in the rights of the Company or any of the Company's subsidiaries to procure a judgment in its favor by reason of the fact that the Company Indemnitee or Subsidiary Indemnitee is or was such Company Indemnitee or Subsidiary Indemnitee. Provided, however, that the Company Indemnitee or Subsidiary Indemnitee shall undertake to repay such amount to the extent that it is ultimately determined that the Company Indemnitee or Subsidiary Indemnitee is not entitled to indemnification.

139.
Subject to the Companies Acts, the Company may purchase and maintain for any Company Indemnitee or Subsidiary Indemnitee, insurance against any liability arising in connection with his office with the Company or any of the Company's subsidiaries.

ALTERATION OF BYE-LAWS

140.
These Bye-laws may be amended from time to time in the manner provided for in the Companies Act, provided that any such amendment shall only become operative to the extent that it has been confirmed by Ordinary Resolution.

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Appendix 2: Archer Limited Second quarter and six months 2011 results

A 2

Archer

Archer Limited (ARCHER) Second Quarter 2011 Results

Second Quarter Highlights

•	Second quarter revenue of $ 459.9 million

•	Second quarter EBITDA of $ 68.8 million. Non GAAP operating EBITDA at $ 75.3 million, excluding $ 4.1 million of merger related costs and $ 2.3 million stock based compensation

•	Net income for the quarter of $ 1.3 million including $ 4.1 million of merger related costs

•	Net interest bearing debt at the end of the second quarter 2011 at $ 630.5 million

•	Signed first contract for our Emerald Modular Rig with Shell Todd Oil Services in New Zealand

•	Archer started well service operations in 3 new countries, Indonesia, China and Australia in Q2

•	Subsequent to Q2, Archer completed the acquisition of Great White Energy Services for USD 630 million on a cash and debt free basis.

Financial Statements

Second quarter Operating Results

Revenue reported for the second quarter of 2011 amounted to $ 459.9 million, compared to pro forma first quarter 2011 revenue of $ 420.0 million.

Second quarter Non GAAP Operating EBITDA, adjusted for merger and acquisition related charges of $ 4.1 million, such as legal and professional fees, severance and merger related compensation cost as well as $ 2.3 million stock based compensation costs, totalled $ 75.3 million, an improvement of 23% over the first quarter 2011.

In comparison, first quarter 2011 pro forma EBITDA, including 2 months of activity in January and February for Allis-Chalmers and adjusted for $ 23.5 million of charges related to merger and acquisitions, amounted to $ 61.2 million.

Second Quarter 2011 Operating Results (GAAP)

Consolidated revenue in the second quarter 2011 was $ 459.9 million compared to $ 293.2 million in the first quarter 2011, representing an increase of 56.9%.

Depreciation and amortization expenses for the second quarter 2011 were at $ 37.3 million, compared to $ 19.3 million in the first quarter 2011. The increase is related to a full quarter with Allis-Chalmers included and additional amortization as a result of the purchase price allocation for Allis-Chalmers amounting to $ 2.1 million for the quarter.

Net Financial Items of $ (23.7) million in the second quarter 2011 compared to $ (18.4) million in the first quarter 2011. Interest expenses amounted to $ 12.9 million, compared to $ 7.1 million in the first quarter

1

of 2011 as a result of higher interest bearing debt assumed through the merger with Allis-Chalmers. Other financial items amounted to $ (13.4) million compared to $ (11.5) million in the first quarter 2011. As in the previous quarter the items are mainly due to unrealized inter company foreign exchange movements.

EBITDA for the second quarter 2011 amounted to $ 68.8 million including $ 4.1 million of merger and acquisition costs related to the merger with Allis-Chalmers and acquisition of Gray and Universal Wireline and $ 2.3 million of stock based compensation costs.

Comparison of Six Months Ended June 30, 2011 and 2010

Our revenue for the six months ended June 30, 2011 was at $ 753.1 million, an increase of 127.5% compared to $ 331.1 million for the six months ended June 30, 2010. Both Operating Segments reported increased revenue, with Drilling Services revenue reporting an increase of 110.7% to $ 576.6 million for the six months ended June 30, 2011 compared to $ 273.7 million for the six months ended June 30, 2010 due to additional revenue contributed by Allis Chalmers, higher rig rates in Argentina and Bolivia and increased utilization of our equipment and improved pricing. Revenue for Well Services increased 206.6% to $ 176.5 million for the six months ended June 30, 2011 compared to $ 57.6 million for the six months ended June, 2010 due to additional revenue contributed by Allis Chalmers, Gray Wireline and Universal Wireline and we also experienced solid growth in Oil Tools.

Drilling Services

Drilling Services revenue of $ 359.2 million increased by $ 141.8 million or 65.2% compared to last quarter mainly as a result of the additional revenue contributed by Allis-Chalmers for a full three months period compared to one month in the first quarter. Land Drilling revenue included negotiated retroactive price adjustments, to cover for increased compensation costs as well as high inflation for a total of $ 6.7 million. This was partly offset by a loss of revenue in the month of April as a result of strikes in Argentina. Platform Drilling reported a revenue increase from additional services sold during the quarter and the Rental and Tubular Division benefited from an increase in utilization as drilling activity increased in the United States and also due to further international expansion.

Drilling Services EBITDA of $ 47.4 million increased 137.6% compared to the first quarter in 2011, mainly through the addition of Allis-Chalmers businesses. Additional services and rate increases in Platform Drilling contributed to the solid performance during the quarter. With the increase in drilling activity overall including the slow return in the Gulf of Mexico, Rental and Tubular enjoyed higher sales with little additional costs, leading to improved margins for the quarter. Retroactive price increases for Land Drilling in Argentina were partially offset by increased compensation and other costs as well as strike and equipment related downtime. Restructuring of our land drilling activity in Brazil continued during the second quarter but showed some early improvements in results.

Well services

Well Services revenue of $ 100.8 million increased by $ 25.1 million or 33.1% compared to the last quarter as a result of the additional revenue contributed by Allis-Chalmers for a full three months period compared to one month in the first quarter. Increased land drilling activity in most major land basins in the United States led to higher Cased Hole Wireline and Perforating business similar to activity levels seen during 2008. The increased focus of our customers for well integrity issues led to higher sales for VMB™ gas tight plugs compared to the previous quarter. International Wireline experienced a temporary slowdown in revenue, as a result of both delayed jobs and a switch to alternate conveyance methods in the North Sea during the second quarter.

2

Well Services EBITDA of $ 21.6 million improved 21.3% compared to the first quarter with the addition of Allis-Chalmers businesses to the product portfolio. Increased margins at Oil Tools and Gray Wireline as a result of higher sales contributed to the improved performance. Higher manufacturing throughput and increased pricing in American Well Control, our Division for Fracturing-Valves, resulted in margin improvements for this quarter. This was offset by delayed jobs in the North Sea for International Wireline as well as increased maintenance costs in our production division.

Cash flow

Cash and cash equivalents, excluding restricted cash, totalled $ 42.9 million at the end of the second quarter 2011, compared to $ 101.3 million at the end of March. The repayment of $ 45 million on the Archer $ 550 million multi-currency term and revolving facilities as well as activity related increase in working capital and capital expenditures of $ 29.1 million explain the overall reduction in cash on hand. Total Net interest bearing debt at the end of the second quarter 2011 was $ 630.5 million compared to $ 619.8 million last quarter.

In November 2010, Archer executed a five-year $ 550 million multi-currency term and revolving facilities agreement with a syndicate of banks. The purpose of this facility is to finance existing operations and opportunistically redeem outstanding debt. At the end of the second quarter 2011 a total of $ 207.3 million has been drawn down.

Share capital

A total of 442,798 fully paid shares have been issued during the second quarter in connection with option exercises. A total of 323,444,002 fully paid shares of par value $2.00 each were issued and outstanding as of June 30, 2011. In addition, a total of 12,397,239 options were outstanding as of June 30, 2011.

A detailed reconciliation between GAAP results, non GAAP measures and pro forma results has been provided in the appendix to this quarterly report.

Archer Operational Comments to the Quarter Report

Operational Highlights

As activity levels are increasing in North America and internationally, we remain focused on delivering all our services and products at the best possible quality to our customers. We have also made significant progress during this quarter integrating all businesses in the Archer family. These efforts have already contributed to the second quarter results and are expected to accelerate in the coming months.

We were able to improve our safety performance during this quarter with only two recordable incidents, which is an improvement of 67 % or 6 recordable incidents compared to the previous quarter. This clearly demonstrates our commitment to safety for or employees, customers and contractors.

North America

On June 2nd we started operations on a land drilling contract for Chesapeake in the Eagle Ford shale. This six-month contract requires for the provision of drilling services and represents a price increase of 1% compared to the rate achieved in the previous contract.

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Directional Drilling received a letter of recognition from a large independent operator commending us for outstanding performance of our directional drilling crews in the Rockies.

With the slow, but steady return of drilling activity to the Gulf of Mexico we have seen a consistent increase of utilization in our Rentals division, predominantly for drill pipe, but also for other auxiliary equipment.

All divisions experienced growing activity levels during the second quarter as the average Baker-Hughes rig count in the United States grew by 6.6% compared to the previous quarter. Another trend benefiting our revenue is the fact that more rigs moved from gas shale to the Eagle Ford oil rich shale in South and West Texas. As a consequence we are starting to see improved pricing in several of our divisions. We believe that pricing will continue to improve, not only as a result of the strong demand for our services but also to recover increased costs for personnel, fuel, equipment and spare parts.

During this quarter we started operations in our new Fracturing-valve repair facility in Pennsylvania, improving the turn-around of repairs and maintenance, which add significant benefits to our customers in that region. This new facility also frees up capacity in our main manufacturing site and thus helps to improve lead times for the delivery of new Fracturing-valves.

The slow return of the deep water drilling activity in the Gulf of Mexico, combined with increasing concerns from E&P companies on well integrity issues post Macondo, is having a positive impact on our Oil Tools division. More clients are now looking at the unique gas-tight "zero-bubble" features of our VMBTM plugs and CflexTM products. These products are already standard in the North Sea and have now been certified by various major operators for their upcoming deep water operations in the Gulf of Mexico. The first VMB job was performed in June 2011.

Latin America

Our Land Drilling division in Argentina reported improved results after reaching an agreement for retroactive price increases to recover the effect of high labor and fuel cost inflation. This was partly offset by lower drilling activity as drilling operations were negatively affected by strikes and road blockages of non-oilfield unions. During the quarter we performed the first successful operation with our patented TriTrakTM motor in Argentina, maintaining verticality of the wellbore and improving rates of penetration. We expect to drill at least four more wells using this technology to prove this concept in Argentina. In Brazil we started operations for Petra, drilling an exploration well in the Sao Francisco basin in the state of Minas Gerais.

Our Rental division has started to rent both drill pipe and handling tools to different customers in Peru, Bolivia and Colombia, which helped to further improve the utilization of our equipment.

Europe and Africa

ConocoPhillips invited the entire service industry to provide technical solutions for its challenges in the Ekofisk field. Out of a total of 10 awarded projects, ConocoPhillips selected 3 from Archer. These 3 projects will be part of ConocoPhillips technology support portfolio and include plug and abandonment with our Modular Rig technology, the development of sensors for Archer's C6 Cable and side view SPACETM with penetration beyond casing. ConocoPhillips will provide funding for these projects and is collaborating with Archer to develop the most effective for the Ekofisk field.

During the quarter Marathon commended Archer for its safety performance in Platform Drilling in the North Sea. Marathon also used an Archer rig as a model for safety performance in its internal magazine,

4

highlighting the fact that Archer has achieved a total of 44 years without a lost time incident across the four Brae field platforms operated by Archer.

Our Engineering division is facing operational challenges, including a requirement for some re-work and project delays on a large engineering project in the North Sea.

Oil Tools made significant progress in the UK North Sea by introducing and operating_the VMBTM plug for multiple customers during the quarter. We also received our first order for CflexTM in the UK sector of the North Sea, which will be deployed during the second half 2011. Additional VMBTM plugs were also shipped to Azerbaijan during the quarter for a major operator.

In the Norwegian sector the North Sea we experienced a slow down of our logging and intervention operations during the quarter due to seasonal platform shut-downs for our major customers

Middle East and Asia

As highlighted we were awarded a contract for the Emerald, our offshore modular rig with Shell Todd in New Zealand. The contract has an initial duration of 120 days with extension possibilities for 675 days with enhanced pricing. The rig will undergo final inspections and start mobilizing to New Zealand during the third quarter with start of operations in first half of 2012.

Rig Inspection Services activity, which is part of our Engineering division, has increased significantly during the quarter, driven by a combination of reactivation programs for stacked rigs as well as enhanced demands on structural integrity. Archer's Integrated Asset Management offering, which is a proactive system to improve maintenance and performance of the drilling units, has been introduced to a wide base of clients in the region with very positive feedback.

During the second quarter we introduced Archer's well integrity diagnostic services, LeakPointTM and SandPointTM, in to four new countries in Asia, performing operations for customers in China, Thailand, Malaysia and Indonesia. With the accuracy of the measurements the tools provide and the resulting ability to find small leaks not detectable by traditional methods, customers are increasingly requesting our tools to be provided on a permanent basis.

Outlook

Market demand for Archer's products and services continued to improve in the second quarter of 2011 and has held up despite the latest turmoil in the financial markets. Activity continues like in Q2. The Baker-Hughes rig count went up 6.6 % in second quarter and continues its upward trend in Q3.

Oilfield services pricing has been improving in the United States, in South America and in South East Asia in the period January through June of 2011, while slower improvements of pricing is seen in the rest of the world. In the USA we expect little impact on pricing levels as long as the WTI oil price stays above $ 65/barrel. The change in US land activity is driven by increased service intensity as a result of longer horizontal wells, more stages per well, and larger fracturing jobs. In the United States there are more than 3,000 wells drilled but not yet completed, perforated and fractured. We expect the prices to be stable in the USA in the near term. The increased service intensity in the USA will result in higher demand and higher revenue per well.

The world's production wells continue to need more and more service.

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Drilling Services

An additional rig for Apache in Argentina drives Drilling Services growth as well as improved pricing secured with all clients in Argentina. Restructuring efforts in Drilling Services onshore in Brazil was completed during the second quarter.

Activity on the North Sea drilling platforms is constantly increasing, Archer has introduced additional services and the platform drilling business continues to build long-term backlog for the company.

Slower activity is seen in our Engineering business and the completion of a major contract may affect the result negatively in this business.

The Emerald modular rig has been delivered, and a contract signed with Shell in New Zealand to start in the first half of 2012.

Our Rental business improved utilization in Q2 and we see a positive trend going forward in utilization.

Well Services

The ensuing recovery of drilling activity in the Gulf of Mexico will increase demand for our rental equipment, suspension plugs and cementing technology in the second half of this year. In Q2 we ran the first VMBTM plug operation in GOM and we have received orders for the first CflexTM for wells to be drilled in deep water in 2nd half of 2011 in the Gulf of Mexico. VMBTM suspension plug orders were also received from Azerbaijan, Australia and United Kingdom, showing international demand is increasing for this unique and highly differentiated technology.

Boosted by the acquisition of Great White Energy, the company expects to record strong growth in services provided to the unconventional oil and gas market including fracturing, coil tubing, directional drilling, snubbing and wireline. Synergies with existing Archer services like Wireline and Rentals are expected. Great White Energy is expected to deliver $ 120 million in EBITDA in 2011.

The revenue split for Archer between USA and the rest of the world will be 46% from USA and 54% from international operations in the rest of 2011.

Based on the developments above, the company expects to continue to deliver EBITDA growth in the coming quarters assuming a world-wide recession does not start in the near future.

Archer's Board of Directors remains optimistic about the demand for drilling and well services in the coming quarters and the long-term prospects for the company.

Strategy

Archer is the well company: a global oilfield service provider specialising in drilling services and well services.

We plan to grow Archer through a combination of organic and acquisitive growth. Organic growth is achieved by investment in additional equipment, increased personnel and by offering our services in a new geographical region. We continue to look at acquisitions in technology and geographical footprint. New services and technology will be marketed through our global network of operational offices.

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Our focus over the next 2 years is to build our global organisation through both acquisitions and organic investment. Focus areas for rapid expansion are Africa, Middle East and South East Asia. We plan to take services like Coil Tubing, Fracturing and Pumping and Directional drilling overseas into South America, Middle East and Asia.

The production wells of the world require a range of mechanical services on a regular basis, scale removal, safety valve replacement, cement evaluation, cased hole logging services, well integrity services and inspections, which our portfolio includes.

Combined with drilling services, we are planning to offer an experienced work force to assist customers with more flexible and efficient crews at the well; this will reduce the cost of providing services.

Subsequent Events

Partial Redemption of Allis-Chalmers Energy Inc. 9.0% Senior Notes, due 2014

On July 18, 2011 Archer Limited redeemed $ 125 million of the Allis-Chalmers Energy Inc. 9.0% Senior Notes, due 2014. The notes were redeemed at a redemption price of 102.250% of the outstanding aggregate principal amount of the notes, plus accrued and unpaid interest and Liquidated Damages (as defined in the Indenture). The redemption was financed through the existing $ 550 million Credit Facility.

First contract for the Archer Emerald Modular Rig with Shell Todd Oil Services in New Zealand

On July 27, 2011 Archer announced the agreement with Shell Todd Oil Services ("STOS") for the provision of the drilling modular rig and services for the modular rig Archer Emerald ("the Emerald").

The mobilization will take place in the first half of 2012 and modular rig will operate in New Zealand on the Maui A offshore platform.

The total contract value, including mobilisation, demobilization and options for contract extensions, is USD 45 million.

Acquisition of Great White Energy Services Inc.

On August 24, 2011 the Company completed the acquisition of all the operating companies of Great White Energy Services a company formed by Wexford Capital LP, in a transaction valued at USD 630 million on a cash and debt free basis.

The company has secured financing for this transaction through a combination of long term debt and a bridge facility due on December 31, 2011. The company will optimize the refinancing of the bridge facility through shareholder loans, subordinated debt, unsecured bond financing, equity or a combination thereof.

Great White Energy provides industry-leading pressure control including coil tubing and snubbing services, directional drilling, and pressure pumping including fracturing and nitrogen services. Its operations are primarily focused on the U.S. onshore unconventional resource plays, primarily with an oil and liquids focus. Great Whites services are targeted at drilling and completing the horizontal wells that are critical in increasing the ultimate recovery in unconventional basins. Great White operates 13 service centers strategically located around the unconventional plays in Michigan, Oklahoma, Texas, West Virginia, Colorado, Arkansas and Wyoming and are highly complementary to Archers existing locations

7

with minimal overlap and integration risk. Archers new pressure pumping division and its expanded pressure control divisions will be headquartered in Oklahoma City.

Archer management believe that the combination of Archer and Great White is highly complementary and will provide a complete service offering in the fast growing unconventional oil and gas market servicing all major unconventional resources in the United States.

August 24, 2011
The Board of Directors
Archer Limited
Hamilton, Bermuda

Questions should be directed to:
Jorgen Peter Rasmussen, Chief Executive Officer, Archer Management Limited
Christoph Bausch, Chief Financial Officer, Archer Management Limited
Lars Bethuelsen, Investor Relations, Archer Management AS

Cautionary Statement Regarding Forward-Looking Statements

In addition to historical information, this press release contains statements relating to our future business and/or results. These statements include certain projections and business trends that are "forward-looking" within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Archer Limited, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including statements preceded by, followed by or that include the words "estimate," "plan," project," "forecast," "intend," "expect," "predict," "anticipate," "believe," "think," "view," "seek," "target," "goal," or similar expressions; any projections of earnings, revenues, expenses, synergies, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations, including integration and any potential restructuring plans relating to the merger; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief; and any statements of assumptions underlying any of the foregoing.

Forward-looking statements do not guarantee future performance and involve risks and uncertainties. Actual results may differ materially from projected results as a result of certain risks and uncertainties. Further information about these risks and uncertainties are set forth in our most recent filing on Form 20-F (including, without limitation, those described under Item 3.D. "Risk Factors") and in our other filings with the United States Securities and Exchange Commission. These forward-looking statements are made only as of the date of this press release. We do not undertake any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

8

ARCHER LTD

INDEX TO UNAUDITED INTERIM FINANCIAL STATEMENTS

Unaudited Consolidated Statements of Operations for the six months ended June 30, 2011 and 2010	Page 10

Unaudited Consolidated Statements of Comprehensive Income for the six months ended June 30, 2011 and 2010	Page 11

Unaudited Consolidated Balance Sheets as of June 30, 2011 and December 31, 2010	Page 12

Unaudited Consolidated Statements of Cash Flows for the six months ended June 30, 2011 and 2010	Page 13

Unaudited Consolidated Statements of Changes in Shareholders' Equity for the six months ended June 30, 2011	Page 14

Notes to Unaudited Interim Financial Statements	Page 15

Appendix	Page 28

9

ARCHER LTD

UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS
for the three months ended June 30, 2011 and 2010 and the six months ended June 30, 2011 and 2010,
(In millions of $, except per share data)

		For the three months ended June 30,		For the six months ended June 30,
	Note	2011	2010	2011	2010
Operating revenues
Operating revenues		433.9	145.6	701.2	285.4
Reimbursables		26.0	23.6	51.9	45.7
Total operating revenues		459.9	169.2	753.1	331.1

Operating expenses
Operating expenses		351.6	118.5	566.4	232.5
Reimbursable expenses		22.9	23.0	48.0	44.6
Depreciation and amortization		37.3	5.2	56.6	11.2
Impairment of brand name		–	–	5.1	–
General and administrative expenses		16.6	3.8	39.0	8.9
Total operating expenses		428.4	150.5	715.1	297.2

Net operating income		31.5	18.7	38.0	34.0

Financial items
Interest income		1.5	0.2	2.0	0.4
Interest expenses		(12.9)	(3.9)	(20.0)	(7.9)
Share of result in associated company		1.1	–	0.8	–
Other financial items	5	(13.4)	4.6	(24.9)	3.2
Total financial items		(23.7)	0.9	(42.1)	(4.3)

Income/(loss) before income taxes		7.8	19.6	(4.1)	29.7

Income taxes	3	(6.5)	(6.0)	(6.7)	(8.4)

Net income/ (loss)		1.3	13.6	(10.8)	21.3

Net income/ (loss) attributable to the parent	4	1.3	13.6	(10.8)	21.3
Net income/ (loss) attributable to the non-controlling interest	4	0.0	0.0	0.0	0.0

Basic earnings/ (loss) per share ($)		0.00	0.12	(0.04)	0.19
Diluted earnings/ (loss) per share ($)		0.00	0.12	(0.04)	0.18

See accompanying notes that are an integral part of these Consolidated Financial Statements

10

ARCHER LTD

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the three months ended June 30, 2011 and 2010
(In millions of $)

	For the three months ended June 30,		For the six months ended June 30,
	2011	2010	2011	2010

Net income/ (loss)	1.3	13.6	(10.8)	21.3

Other comprehensive income/ (loss), net of tax:
Unrealized gain/(loss) on foreign exchange	18.5	(0.5)	40.2	(0.4)
Other comprehensive gains/(losses)	2.6	(0.3)	3.3	(1.2)
Other comprehensive income/ (loss):	21.1	(0.8)	43.5	(1.6)

Total comprehensive income/ (loss) for the period	22.4	12.8	32.7	19.7

Comprehensive income/ (loss) attributable to the parent	22.4	12.8	32.7	19.7
Comprehensive income attributable to the non-controlling interest	0.0	0.0	0.0	0.0

Accumulated other comprehensive income as at June 30, 2011 and December 31, 2010:

	June 30,	December 31,
	2011	2010
The total balance of accumulated other comprehensive income is made up as follows:
Unrealized gain on foreign exchange	71.9	31.7
Actuarial gain/ (loss) relating to pension	(6.8)	(6.3)
Other comprehensive gains/(losses)	1.8	(1.9)
Accumulated other comprehensive income period end	67.0	23.5

See accompanying notes that are an integral part of these Consolidated Financial Statements

Note: All items of other comprehensive income/ (loss) are stated net of tax.

The applicable amount of income taxes associated with unrealized gain on foreign exchange and other comprehensive gains/losses is $ 0 due to the fact that the items relate to companies domiciled in non-taxable jurisdictions. The applicable amount of income taxes associated with actuarial loss related to pension is $ 2.6 million as this item related to companies domiciled in Norway where the tax rate is 28%.

11

ARCHER LTD

UNAUDITED CONSOLIDATED BALANCE SHEETS
as of June 30, 2011 and December 31, 2010
(In millions of $)

	Note	Consolidated 30 jun 2011	Consolidated 31 des 2010

Current assets
Cash and cash equivalents		42.9	174.4
Restricted cash		18.6	12.2
Receivables		352.7	151.6
Inventory		50.0	4.4
Other current asset		75.9	60.1
Total current assets		540.1	402.7

Non-current assets
Investment in associates		5.0	5.3
Drilling equipment and other fixed assets		765.7	110.9
Asset under construction		83.1	31.4
Deferred tax assets		9.0	5.4
Other intangible assets	6	148.9	58.6
Goodwill	7	658.3	356.4
Other non current asset		10.8	4.6
Total non-current assets		1,680.8	572.6

Total assets		2,220.9	975.3

Current liabilities
Current portion of long term debt	8	8.7	1.9
Other current liabilities		288.6	162.9
Total current liabilities		297.3	164.8

Non-current liabilities
Long-term interest bearing debt	8	664.7	192.4
Deferred tax liability		32.3	12.8
Other non-current liabilities		50.2	47.4
Total non-current liabilities		747.2	252.6

Total equity
Common shares of par value US$2.00 per share:
600,000,000 shares authorized
323,444,002 outstanding at June 30, 2011(December, 31 2010: 225,400,050)	9	646.8	450.8
Additional paid in capital		609.2	219.4
Retained earnings		58.4	69.2
Accumulated other comprehensive income		67.0	23.5
Other equity		(205.1)	(205.1)
Non-controlling interest		0.1	0.1
Total equity		1,176.4	557.9

Total equity and liabilities		2,220.9	975.3

See accompanying notes that are an integral part of these Consolidated Financial Statements

12

ARCHER LTD

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOW
for the six months ended June 30, 2011 and 2010
(In millions of $)

	For the six month period to June 30,
	2011	2010

Cash Flows from Operating Activities

Net income/ (loss)	(10.8)	21.3
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and impairments	61.7	11.2
Share-based compensation expense	2.3	0.3
Deferred income tax	(1.0)	(0.1)
Unrealized foreign exchange loss (gain)	23.6	(3.9)
Change in long-term receivables	(1.2)	0.1
Changes in other non-current liabilities	2.7	0.3

Changes in operating assets and liabilities, net of effect of acquisitions
Trade accounts receivable and other short-term receivables	(44.5)	(20.9)
Trade accounts payable and other short-term liabilities	(31.9)	13.9
Inventories	(6.1)	–
Other, net	(0.9)	––
Net cash provided by / (used in) operating activities	(6.0)	22.2

Cash Flows from Investing Activities

Additions to drilling equipment and other fixed assets	(46.8)	(8.7)
Sale of rigs, vessels and equipment	2.5	–
Acquisition of subsidiaries, net of cash acquired	(21.9)	(8.9)
Change in restricted cash	(2.3)	(3.2)
Net cash used in investing activities	(68.5)	(20.8)

Cash Flows from Financing Activities

Proceeds from debt	62.5	3.2
Repayments of debt	(122.4)	(3.0)
Proceeds from issued shares related to option exercise	2.9	–
Net cash provided by / (used in) financing activities	(57.0)	0.1

Effect of exchange rate changes on cash and cash equivalents	1.9	4.8
Net increase / (decrease) in cash and cash equivalents	(131.5)	(3.3)
Cash and cash equivalents at beginning of the year	174.4	41.1
Cash and cash equivalents at the end of period	42.9	37.8

Supplementary disclosure of cash flow information
Interest paid	(2.7)	(4.4)
Taxes paid	(6.4)	(7.1)

See accompanying notes that are an integral part of these Consolidated Financial Statements

13

ARCHER LTD

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the 6 months ended June 30, 2011
(In millions of $)

	Share Capital	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Contributed deficit	Non-controlling interest	Total equity

Balance at December 31, 2010	450.8	219.4	23.5	69.2	(205.1)	0.1	557.9

Issued shares at merger	194.1	388.8	-	-	-	-	582.9

Issued shares at option exercise	1.9	0.9	-	-	-	-	2.8

Employee stock options issued	-	0.1	2.3	-	-	-	2.4
Foreign exchange differences	-	-	40.2	-	-	-	40.2
Change in unrealized gain on interest rate swaps	-	-	1.0	-	-	-	1.0
Net income / (net loss)	-	-	-	(10.8)	-	-	(10.8)

Balance at June 30, 2011	646.8	609.2	67.0	58.4	(205.1)	0.1	1,176.4

See accompanying notes that are an integral part of these Consolidated Financial Statements

14

Note 1 - General information

Archer Limited has been created by the merger of Seawell Ltd with Allis Chalmers Energy Inc on 23rd of February 2011, following a shareholder resolution on May 16, 2011.

Archer Limited (the "Company" or "Archer") is a global oilfield service company providing drilling services and well services, including platform drilling, drilling facility engineering, modular rigs, well intervention and oilfield technology. The Company employed at the end of the quarter approximately 7,450 skilled and experienced people.

Seawell Limited ("Seawell") was incorporated in Bermuda on August 31, 2007 as a wholly owned subsidiary of Seadrill Limited ("Seadrill"). Seawell together with its wholly owned subsidiary, Seawell Holding UK Ltd acquired the shares in the entities comprising Seadrill's Well Service division on October 1, 2007. The consideration for the shares was NOK 2 413.1 million and has been accounted for as a common control transaction. As of June 30, 2011 Seadrill owned 36.4% of the fully paid outstanding shares of Archer.

As used herein, unless otherwise required by the context, the term "Archer" refers to Archer Limited and the terms "Company", "we", "Group", "our" and words of similar import refer to Archer and its consolidated subsidiaries for the periods that are consolidated and the combined group for the period that are combined. The use herein of such terms as group, organisation, we, us, our and its, or references to specific entities, is not intended to be a precise description of corporate relationships.

Basis of presentation

The unaudited interim consolidated financial statements are presented in accordance with generally accepted accounting principles in the United States of America (US GAAP) for interim financial information. The unaudited interim consolidated financial statements do not include all of the disclosures required in complete annual financial statements. These interim financial statements should be read in conjunction with the Company's financial statements as at December 31, 2010. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair statement have been included.

Archer Limited has changed its reporting currency from January 1, 2011, to United States Dollars (USD) from Norwegian Kroner (NOK), reflecting the needs of a differing user base of these financial statements following the acquisition of Allis-Chalmers Energy Inc. The Company has re-presented its historical financial statements in USD, and applied the methodology prescribed by ASC 830 in presenting the restated information. As such, all amounts presented in this document are in USD rounded to the nearest hundred thousand, unless otherwise stated.

In accordance with accounting principles generally accepted in the United States of America, the preparation of financial statements requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Future events and their effects cannot be perceived with certainty. Accordingly, our accounting estimates require the exercise of judgment. While management believes that the estimates and assumptions used in the preparation of the consolidated financial statements are appropriate, actual results could differ from those estimates. Estimates are used for, but are not limited to, determining the following: allowance for doubtful accounts, recoverability of long-lived assets and intangibles, useful lives used in depreciation and amortization, income taxes and valuation allowances. The accounting estimates used in

15

the preparation of the consolidated financial statements may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited interim financial statements are consistent with those followed in the preparation of the Company's annual consolidated financial statements and accompanying notes for the year ended December 31, 2010.

Recently issued accounting pronouncements

In October 2009, the FASB issued authoritative guidance that amends earlier guidance addressing the accounting for contractual arrangements in which an entity provides multiple products or services (deliverables) to a customer. The amendments address the unit of accounting for arrangements involving multiple deliverables and how arrangement consideration should be allocated to the separate units of accounting, when applicable, by establishing a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific nor third-party evidence is available. The amendments also require that arrangement consideration be allocated at the inception of an arrangement to all deliverables using the relative selling price method. The guidance is effective for fiscal years beginning on or after June 15, 2010, with earlier application permitted. We adopted the guidance effective January 1, 2011, which did not have a material effect on our financial statements.

In January 2010, the FASB issued authoritative guidance that changes the disclosure requirements for fair value measurements using significant unobservable inputs (Level 3). The updated guidance requires that Level 3 disclosures present information about purchases, sales, issuances, settlements on a gross basis. The disclosure requirements for the treatment of purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company adopted the guidance in the first quarter 2011, which did not have an impact on its financial position, results of operations or cash flows.

In December 2010, the FASB issued authoritative guidance which modifies the requirements of step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. The Company adopted this guidance in the first quarter of fiscal year 2011. The adoption of this guidance did not have an impact on our financial statements.

In December 2010, the FASB amended guidance on business combinations which requires a public entity to disclose pro forma information for business combinations that occurred in the current reporting period. The disclosures include pro forma revenue and earnings of the combined entity for the current reporting period as though the acquisition date for all business combinations that occurred during the year had been as of the beginning of the annual reporting period, and when comparative financial statements are presented, the pro forma revenue and earnings of the combined entity for the comparable prior reporting period should be reported as though the acquisition date for all business combinations that occurred during the current year had been as of the beginning of the comparable prior annual reporting period. The guidance was effective for annual reporting periods beginning on or after December 15, 2010. The adoption of this guidance did not have a material impact on our consolidated financial position, results of operations, or cash flows.

16

In April 2011, the FASB issued authoritative guidance to clarify when a modification or restructuring of a receivable constitutes a troubled debt restructuring. In evaluating whether such a modification or restructuring constitutes a troubled debt restructuring, a creditor must separately conclude that two conditions exist: (1) the modification or restructuring constitutes a concession and (2) the debtor is experiencing financial difficulties. The guidance will be effective for our interim and annual reporting periods beginning after June 15, 2011 and will be applied retrospectively to the beginning of the annual period of adoption. The adoption of this newly issued guidance is not expected to have a material impact on our consolidated financial statements.

In May 2011, the FASB amended existing guidance to achieve consistent fair value measurements and to clarify certain disclosure requirements for fair value measurements. The new guidance includes clarification about when the concept of highest and best use is applicable to fair value measurements, requires quantitative disclosures about inputs used and qualitative disclosures about the sensitivity of recurring Level 3 measurements, and requires the classification of all assets and liabilities measured at fair value in the fair value hierarchy including those assets and liabilities which are not recorded at fair value but for which fair value is disclosed. The guidance will be effective for our interim and annual reporting periods beginning after December 15, 2011. We are evaluating the impact of the adoption of this newly issued guidance but we do not expect it to have a material impact on our consolidated financial statements.

In June 2011, the FASB amended guidance on the presentation of comprehensive income in the financial statements. The new guidance allows entities to present components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate but consecutive statements and removes the current option to report other comprehensive income and its components in the statement of changes in equity. Under the two-statement approach, an entity is required to present components of net income and total net income in the statement of net income. The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The amendments in this update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Our financial statements currently provide a two-statement disclosure and we do not expect the amended guidance to have a material impact on our future consolidated financial numbers.

Note 2— Segment information

The Company provides drilling services and well services, including platform drilling, land drilling, directional drilling, drilling facility engineering, modular rigs, well intervention and oilfield technology to the offshore and onshore oil and gas industry. Archer's reportable segments consist of the primary services it provides. Although Archer's segments are generally influenced by the same economic factors, each represents a distinct service to the oil and gas industry. There have not been any intersegment sales during the periods presented. Segment results are evaluated based on operating income. The accounting principles for the segments are the same as for the Company's combined and consolidated financial statements. Indirect general and administrative expenses are allocated to each segment based on estimated use.

The split of our organization and aggregation of our business into two segments was based on differences in management structure and reporting, economic characteristics, customer base, asset class and contract structure. As of June 30, 2011, the Company operates in the following two segments:

17

•
Drilling Services: The Company performs platform drilling, land and directional drilling, drilling facility engineering and modular rig activities on several fixed installations in North and South America and in the North Sea,

•
Well Services: The Company performs various well intervention and oilfield technology services, including but not limited to wireline logging, perforation, coiled tubing, zonal isolation, well clean up, leak detection services and fishing.

Segment results are evaluated on the basis of operating profit, and the information given below is based on information used for internal reporting. The accounting principles for the segments are the same as for the Company's consolidated financial statements.

Revenues from external customers	For the three months ended June 30,		For the six months ended June 30,
	2011	2010	2011	2010
(in millions of $)

Drilling Services	359.2	140.4	576.6	273.7
Well Services	100.8	28.8	176.5	57.6
Total operating revenues	459.9	169.2	753.1	331.1

Depreciation and amortization
(in millions of $)

Drilling Services	25.1	2.0	35.6	4.4
Well Services	12.2	3.2	21.0	6.7
Total depreciation and amortization	37.3	5.2	56.6	11.2

Operating income - net income
(in millions of $)

Drilling Services	22.3	13.9	26.4	26.3
Well Services	9.4	4.8	11.8	7.7
Operating income	31.5	18.7	38.0	34.0
Unallocated items:
Total financial items	(23.7)	0.9	(42.1)	(4.3)
Income taxes	(6.5)	(6.0)	(6.7)	(8.4)
Net income	1.3	13.6	(10.8)	21.3

Capital expenditures
(in millions of $)

Drilling Services	23.6	3.7	32.8	5.6
Well Services	5.5	1.8	14.0	4.3
Total expenditures	29.1	5.5	46.8	9.9

Total assets	June 30,		December 31,
(In millions of $)	2011		2010
(in millions of $)

Drilling Services	1,449.6		453.3
Well Services	771.3		522.0
Total	2,220.9		975.3

18

Total goodwill	Drilling Services	Well Services	Total

(In millions of USD)

Balance at January 1, 2010	137.6	138.2	275.8
Acquisition of RIS and ROMEG	4.6	-	4.6
Final settlement Peak Well Solutions AS	-	0.6	0.6
Acquisition of Viking Intervention Technology AS	-	3.6	3.6
Acquisition of Gray Holdco Inc	-	79.5	79.5
Sale of Viking Intervention Technology AS	-	(3.6)	(3.6)
Exchange rate fluctuations on goodwill measured in foreign currency	(2.9)	(1.2)	(4.1)
Balance at December 31, 2010	139.4	217.0	356.4

Acquisition of Universa	-	6.4	.4
Acquisition of ALY	206.4	61.0	267.4
Exchange rate fluctuations on goodwill measured in foreign currency	17.5	10.6	28.1
Balance at June 30,2011	363.3	295.0	658.3

Note 3 - Taxes

The tax charge for the group for the second quarter is not representative of the anticipated effective tax rate for the year. The tax charge reported in the current period relates primarily to taxable profits reported in our Brazilian and Argentinean operations, which resulted in income tax expense of $0.5 million and $2.2 million respectively, and taxable profits in generated by our Norwegian operations which accounts for an effective rate tax charge of $2.3 million in the second quarter 2011.

In response to the restatement by Allis-Chalmers Energy Inc, ("ALY") our 100% owned subsidiary, of their 2010 financial statements following the provision of a valuation allowance against their deferred tax assets, we have continued to make a full valuation allowance against deferred tax credits in respect of operating losses in our operations in US taxable jurisdictions conducted by ALY, resulting in a current net zero tax charge in those loss-making US subsidiaries.

These adjustments made by ALY to their preliminary first quarter financial statements, resulted in a one-off income tax expense in Archers second quarter consolidated financial statements of $1.3 million.

In addition our net result in 2011 include expenses in our Bermudan entities which also do not give rise to deferred tax credits due to the 0% tax liability for operating results arising in Bermuda.

Note 4 - Earnings per share

The computation of basic EPS is based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

There is no difference in the components of the numerator for the calculation of basic and diluted EPS. The components of the denominator for the calculation of basic and diluted EPS are as follows:

	Three months ended June 30,		Six months ended June 30,
In thousand	2011	2010	2011	2010
Basic earnings per share:
Weighted average number of common shares	323,368	110,000	294,167	110,000
outstanding
Diluted earnings per share:
Weighted average number of common shares	327,668	110,625	298,467	110,625
outstanding
Effect of dilutive share options	4,300	625	4,300	625

19

The Company does not have securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted earnings per share.

Note 5 -Financial items
	For the three months ended		For the six months ended
(In millions of $)	2011	2010	2011	2010

Foreign exchange gain (loss)	(10.9)	4.6	(22.8)	3.0
Other items	(2.5	–	(2.1)	0.2
Total other financial items	(13.4)	4.6	(24.9)	3.2

Other financial items for the three months ended June 30, 2011 totalled $ 13.4 million compared to $11.5 million in the first quarter 2011, mainly related to unrealised foreign exchange losses on Intercompany loans and bank deposits.

Note 6 - Intangible assets
	June 30,	December 31,
(In millions of $)	2011	2010
Intangible assets
Cost	173.1	67.6
Accumulated depreciation and amortization	(19.7)	(11.1)
Impairment of brand name	(5.1)
Currency adjustments	0.6	2.1
Net book value	148.9	58.6
Depreciation, amortization and impairment year to date	14.6	1.1

The cost at June 30, 2011 of $ 173.1 million consists of identified technology of $ 14.8 million, customer relationships $ 135.7 million (including $ 91.2 million acquired after the year end), trademarks of $ 14.7 million (including $ 7.0 million acquired after the year end), patents of $ 5.6 million (including $ 5.6 million acquired after the year end) and backlog of $ 2.3 million (including $ 2.3 million acquired after the year end). The remaining average amortization period as of June 30, 2011 for the intangible assets is 103 months (79 months for technology, 100 months for customer relationships, 201 months for patents and 56 months for trademarks). In Q1 2011, an impairment of $ 5.1 million was made to the Allis Chalmers brand name as we do not believe the brand name will have any value for the Archer Group going forward.

Note 7 - Goodwill

In the three month period ended June 30, 2011 there were no impairment losses. Goodwill balance

	June 30,	December 31,
(In millions of S)	2011	2010
Net book balance at beginning of period	356.4	270.9
Goodwill acquired during the period	273.8	84.7
Currency adjustments	28.1	0.8
Net book balance at end of period	658.3	356.4

20

The goodwill acquired during 2011 represents the excess of purchase price over the fair value of tangible and identifiable intangible asset acquired, which represents primarily intangible assets pertaining to the acquired workforce of Allis Chalmers and Universal Wirelines and their expected future synergies.

Note 8 - Long-term interest bearing debt and interest expenses
	June 30,	December 31,
(In millions of S)	2011	2010

M$ 550 Multicurrency Term and Revolving Facility	207.3	189.0
Allis-Chalmers 2014 Note	227.1	0.0
Allis-Chalmers 2017 Note	219.5	0.0
Other loans and capital lease liability	19.4	5.2
Total loans and capital lease liability	673.4	194.2
Less: current portion	(8.7)	(1.9)
Long-term portion of interest bearing debt	664.7	192.3

Archer entered on November 11, 2010, into a $ 550 million Multicurrency Term and Revolving Facility Agreement with a syndicate of banks. The purpose of the facility was to replace Archers existing NOK nominated 1,500 million Revolving Credit Facility Agreement entered into on September 7, 2010, general corporate purposes, to partially finance the cash option to Allis-Chalmers' shareholders if exercised as part of Archers' acquisition of Allis-Chalmers, and to refinance existing indebtedness in Allis-Chalmers and its subsidiaries.

The $ 550 million facility is divided into three tranches. The first tranche, Tranche A, is for an equivalent amount of $ 250 million, the second tranche, Tranche B, is for an equivalent amount of $ 85 million, while the third tranche, Tranche C, is for an amount of $ 215 million. The final maturity date of all three tranches is five years from the signing date of the agreement. The interest rate of the tranches is the aggregate of LIBOR, NIBOR or EURIBOR, plus between 2.00% and 3.00% per annum, depending on the Net Interest Bearing Debt to EBITDA, plus mandatory costs, if any.

At the end of the second quarter a total of $ 207.3 million of the facility has been drawn, divided into NOK 1.000 million and EUR 14 million.

The three Tranches made under the $ 550 million Multicurrency Term and Revolving Facility Agreement shall be secured by pledges over shares in Material Subsidiaries, and assignment over intercompany debt, as well as by Guarantees issues by the Material Subsidiaries.

On January 18, 2006 and August 14, 2006, Allis-Chalmers closed on private offerings, of $ 160.0 and $ 95.0 million aggregate principal amount of senior notes, respectively. The senior notes are due January 15, 2014 and bear interest at 9.0%. On June 29, 2009, Allis-Chalmers closed on a tender offer in which they purchased $ 30.6 million aggregate principal of outstanding 9.0% senior notes. The notes are recorded in the balance sheet at 102 % of the total outstanding amount.

Archer Limited announced June 20, 2011 that its wholly-owned subsidiary, Allis-Chalmers Energy Inc., has notified holders of its 9.0% Senior Notes, due 2014, that $125 million in aggregate principal amount of the $222.6 million outstanding Notes will be redeemed on July 18, 2011.

In January 2007, Allis-Chalmers closed on a private offering of $250.0 million principal amount of 8.5% senior notes due 2017. On June 29, 2009, Allis-Chalmers closed on a tender offer in which Allis-Chalmers purchased $44.2 million aggregate principal of the 8.5% senior notes for a total consideration of

21

$ 600 per $ 1,000 principal amount. The notes are recorded in the balance sheet at 106.7% of the total outstanding.

The premium of the booked value of the 2014 and 2017 notes are deferred and amortized as a reduction in the interest expenses over the course of the remaining lifetime of the notes.

The outstanding debt as of June 30, 2011 is repayable as follows:

Year ending December 31 (in millions of $)
2011	4.3
2012	8.5
2013	5.2
2014	228.3
2015	207.6
2016	0.0
2017	219.5
Total debt	673.4

The Company's Multicurrency Term and Revolving Facility Agreement contain certain financial covenants, including, among others:

•	The Company's total consolidated Net Interest Bearing Debt shall not exceed 3.0x EBITDA, which is measured at the end of each financial quarter on the basis of a 12 month rolling period.

•	The Company's minimum ratio of equity to total assets of at least 30.0%

•	The Company is to maintain the higher of $ 30 million and 5% of Interest Bearing Debt in freely available cash (including undrawn committed credit lines)

The Multicurrency Term and Revolving Facility Agreement contains events of default which include payment defaults, breach of financial covenants, breach of other obligations, breach of representations and warranties, insolvency, illegality, unenforceability, curtailment of business, claims against an obligor's assets, appropriation of an obligor's assets, failure to maintain exchange listing, material adverse effect, repudiation and material litigation.

As of June 30, 2011, the Company is in compliance with all of the covenants under its long-term facilities.

Interest rate swap agreement

The Company has entered into a NOK interest rate swap agreement, securing the interest rate on NOK 715 million ($ 133.7 million) for 3.5 years, with a step-down to NOK 490 million in October 2011. The agreement was entered into in mid March 2009, with the commencement of the hedging period and start up of hedging accounting by end of April 2009. The fair value of the swaps as of June 30, 2011 was a liability of $ 1.1 million and is included within other non-current liabilities.

22

Note 9 - Share capital
	June 30, 2011		December 31, 2010
All shares are common shares of $2.00 par value each	Shares	$million	Shares	$million

Authorized share capital	600 000 000	1 200.0	600 000 000	1 200.0

Issued, outstanding and fully paid share capital	323 444 002	646.9	225 400 050	450.8

The Company was incorporated on August 31, 2007 and 50 ordinary shares of par value US$2.00 each were issued. In October 2007 there was one share issue of 80 000 000 shares at NOK 13.75 ($2.58) per share and one issue of 20 000 000 shares at NOK 13.75 ($2.58) per share. At the end of December 2007 a total of 100 000 050 shares of par value US$ 2.00 each were issued and outstanding.

In April 2008 there was an equity issue of 10 000 000 shares at NOK 19.50 ($2.82) per share.

There were no new shares issued in 2009.

In August 2010 Seawell completed a private placement of 115.4 million shares at a share price of NOK 23 ($3.75) per share, amounting to proceeds of $ 424.8 million net of broker's fee of $ 4.2 million.

In February 2011 Seawell completed the merger with Allis Chalmers Energy and issued 97 071 710 shares to shareholders of former Allis Chalmers based on the election results. In addition, 1,752,018 options held by ex-Allis Chalmers employees were converted into 1,752,018 fully vested options to acquire Archer shares.

In connection with the exercised options for the year, up until 30 June 2011, Archer has issued 972,242 common shares.

Note 10 — Related party transactions

The Company transacts business with the following related parties, being companies in which our parent company's principal shareholders Hemen Holding Ltd and Farahead Investments Inc (hereafter jointly referred to as "Hemen") and companies associated with Hemen have a significant interest:

- Seadrill Limited ("Seadrill")

- Frontline Management (Bermuda) Limited ("Frontline")

Seawell was established at the end of the third quarter of 2007, as a spin-off of Seadrill's Well Service division. Seawell together with its wholly owned subsidiary, Seawell Holding UK acquired the shares in the Seadrill Well Service division entities on October 1, 2007. The consideration for the shares was $ 449.1 million. The acquisition has been accounted for as a common control transaction with the asset and liabilities acquired recorded by Seawell at historical carrying value of Seadrill. The excess of consideration of the net asset and liabilities acquired has been recorded as adjustment to equity of $ 205.1 million.

Seadrill Management AS, a company within the Seadrill Group has charged the Company a fee of $ 0 million for management support and administrative services in the three months ended June 30, 2011, and $ 0.1 million for the three months ended June 30, 2010. Frontline provides management support and administrative services for the Company, and charged the Company fees of $ 0.1 million for these

23

services in the three months ended June 30, 2011, and $ 0.1 million for the three months ended June 30, 2010.

These amounts are included in "General and administrative expenses", as they do not merit separate disclosure, on the face of the Consolidated Statement of Operations.

Archer also supplied Seadrill with engineering services amounting to $ 3.5 million for the year to date ending 30 June 2011, conducted at arms lengths. This amount has been included in operating revenue.

The Company also transacts business with the following related parties, being companies in which some of our parent company's directors may be deemed to indirectly beneficially 50% of, or control:

- Pan American Energy

- BEUSA Energy, Inc

One of our largest customers is Pan American Energy, or PAE. One of the principal shareholders of PAE is Bridas Corporation, and Bridas Corporation is owned 50% by Bridas Energy Holdings Ltd and 50% by CNOOC International Limited. Alejandro P. Bulgheroni, one of the directors of our parent company, may be deemed to indirectly beneficially own 50% of the outstanding capital stock of Bridas Energy Holdings Ltd and is a member of the Management Committee of PAE.

In the six months ended June 30, 2011, PAE represented 11.9%, of our consolidated revenues of $753.1 million. At June 30, 2011, we had trade receivables with PAE of $32.5 million.

In the six months ended June 30, 2011, we derived revenue of approximately $2.7 million from BEUSA Energy, Inc., or BEUSA, a company controlled by Alejandro P. Bulgheroni. At June 30, 2011, we had trade receivables from BEUSA of approximately $0.9 million.

Note 11 - Fair value of financial instruments

The carrying value and estimated fair value of the Company's financial instruments at June 30, 2011 and December 31, 2010 are as follows:

	June 30, 2011		December31, 2010
(ln millions of $)	Fair value	Carrying value	Fair value	Carrying value

Non-Derivatives
Cash and cash equivalents	42.9	42.9	174.4	174.4
Restricted cash	18.6	18.6	12.2	12.2
Current portion of long term floating rate debt	8.7	8.7	1.9	1.9
Long term interest bearing debt	662.2	664.7	192.4	192.4

Derivatives
Interest rate Swap agreements	1.1	1.1	1.9	1.9

24

The above financial assets and liabilities are measured at fair value on a recurring basis as follows:

	Fair value measurements at reporting date

(in millions of $)	June 30, 2011	(Level 1)*	(Level 2)*	(Level 3)*

Assets:
Cash and cash equivalents	42.9	42.9
Restricted cash	18.6	18.6
Total assets	61.5	61.5	0	0

Liabilities:
Allis-Chalmers 2014 Note	227.7	227.7
Allis-Chalmers 2017 Note	216.5	216.5
M$ 550 Multicurrency Term and Revolving Facility	207.3		207.3
Other loans and capital lease liability excluding current portion	19.4		19.4
Interest rate swap contracts - short term payables	1.1		1.1
Total liabilities	672.0	444.2	227.8	0

* Level 1: Quoted prices in active markets for identical assets.

* Level 2: Significant other observable inputs.

* Level 3: Significant unobservable inputs.

The Company has used a variety of methods and assumptions, which are based on market conditions and risks existing at the time, to estimate the fair value of the Company's financial instruments as of June 30, 2011 and December 31, 2010. For certain instruments, including cash and cash equivalents, receivables and accounts payable, it is assumed that the carrying amount approximated fair value due to the short-term maturity of those instruments.

The fair value of the current portion of long-term debt is estimated to be equal to the carrying value, since it is repayable within twelve months. The fair value of the 2014 and 2017 notes are based on trading price of the notes at June 30, 2011.

The fair value of the long-term portion of floating rate debt is estimated to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis. The bonds are This debt is not freely tradable and cannot be purchased by the Company at prices other than the outstanding balance plus accrued interest

The fair values of interest rate swaps are calculated using well-established independent valuation techniques applied to contracted cash flows and NIBOR interest rates as at June 30, 2011 and December 31, 2010.

Note 12 — Legal Proceedings

We are involved in litigation or proceedings that have arisen in our ordinary business activities. We insure against these risks to the extent deemed prudent by our management and to the extent insurance are available, but no assurance can be given that the nature and amount of that insurance will be sufficient to fully indemnify us against liabilities arising out of pending and future legal proceedings. Many of these insurance policies contain deductibles or self-insured retentions in amounts we deem prudent and for which we are responsible for payment. If there is a claim, dispute or pending litigation in which we believe a negative outcome is probable and a loss by the Company can be reasonably estimated, we record a liability for the expected loss but at this time any such expected loss are immaterial to our

25

financial condition and results of operations. In addition we have certain claims, disputes and pending litigation in which we do not believe a negative outcome is probable or for which the loss cannot be reasonably estimated.

Shortly following the announcement of the merger agreement with Seawell (now Archer) in August 2010, ten putative stockholder class-action petitions and complaints were filed against various combinations of us, members of our board of directors and the Seawell parties to the merger agreement. Seven of the lawsuits were filed in Texas and three lawsuits were filed in Delaware. These lawsuits had challenged the proposed merger and generally allege, among other things, that our directors have breached their fiduciary duties owed to our public stockholders by approving the merger and failing to take steps to maximize our value to our public stockholders. The lawsuits generally sought, among other things, compensatory damages, attorneys' and experts' fees, declaratory and injunctive relief concerning the alleged breaches of fiduciary duties, and injunctive relief prohibiting the defendants from consummating the merger. In February 2011, the plaintiffs' request for an injunction was denied by the Delaware court and the merger closed on February 23, 2011. In July 2011, plaintiffs and defendants jointly filed a stipulation and order for the dismissal of all claims as moot with the plaintiffs reserving only their application for attorney's fees and expenses, which the Company and other defendants oppose. The proposed stipulation and order is pending before the court.

The case of Nexen Petroleum et al v. Allis-Chalmers Rental Services, LLC, Cameron, Hydril and Tri-City Pipe & Machine is presently scheduled for trial in September 2011. The case involves a blow out on a well operated by Nexen in Vermilion Parish, Louisiana. During drilling operations, Nexen lost control of the well, activated and closed 'blow out preventers' rented from Allis-Chalmers Rental Services, LLC (ACRS) thereby sealing the well. Nexen then re-opened the blow out preventers to attempt an unsuccessful dynamic kill. Nexen alleges that it then again attempted to reseal the well using the blow out preventers but was unable to obtain a complete seal. The well allegedly then flowed uncontrolled for up to a day causing damage to the rig and other equipment, and the hole. The blow out preventers were manufactured by Cameron and Hydril and some of the components of the Cameron equipment were machined by Tri-City. Nexen alleges that the blow out preventers failed due to the fault of the defendants. ACRS contends that Nexen actions in specifying the equipment for the well, designing the well, and operating the well including its acts and omissions for the well control event caused any failure of the equipment rented to Nexen by ACRS. There is conflicting evidence and expert testimony affecting several aspects of this case. It is impossible to predict the outcome with any degree of certainty. ACRS and its insurers are treating this case as highly defensible and continue to vigorously contest it.

Other than litigation matters described above, neither the Company nor any of its subsidiaries is involved in any significant legal proceedings.

Note 13 - Acquisitions and sales

Acquisition of Universal Wireline

On January 27, 2011 the Company announced the acquisition of Universal Wireline for $ 25.5 million on an interest bearing debt and cash free basis. Universal Wireline has been merged with Gray Wireline following purchase expanding the capabilities of the largest pure play cased hole wireline company in the US.

The purchase price has been allocated as follows:

26

Preliminary Allocation (in $ million)	Universal Wireline

Non-current assets

Drilling equipment and other fixed asset	19.1

Goodwill	6.4

Total non-current assets	25.5

Total purchase price (fair value)	25.5

Merger with Allis-Chalmers Energy Inc, ("ALY')

On February 23, 2011 the Company completed the merger with ALY, which was previously announced in August 2010. The transaction was consummated by the acquisition of ALY by our wholly owned subsidiary Wellco Sub Company Inc. The principal reason for the acquisition is to expand our drilling services offerings, to acquire new rental equipment offerings and to reach new geographic markets.

The purchase price comprised both cash and equity payments to the shareholders of ALY, which resulted in us acquiring 100% of the share capital in ALY in exchange for Seawell shares, in a ration of 1.15 Seawell shares to each ALY share, or a cash settlement of $4.25 per share. 95.3% of ALY shareholders elected to take Seawell shares in the above ratio as consideration, with the remainder receiving cash. The total purchase price, which includes an adjustment pertaining to the exchange of ALY share options, to Seawell share options, was $600.9 million.

The net assets acquired as a result of the merger are listed below:

Preliminary Allocation (in $ millions)		Allis-Chalmers Energy Inc
	Fair value / Allocation of purchase price as at 31 March 2011	Adjustments to preliminary fair values	Fair value / Allocation of purchase price as at 30 June 2011

Current assets	239.0	(1.1)	237.9
Property and equipment	682.4	0.0	682.4
Intangible assets (excluding goodwill)	105.8	0.0	105.8
Acquired Goodwill	215.0	52.5	267.4
Other non-current assets	44.9	(51.4)	(6.4)
Total assets acquired	1 287.1	0.0	1 287.1
Current liabilities	148.4	0.0	148.4
Long-term debt, less current portion	460.8	0.0	460.8
Other long-term liabilities	77.0	0.0	77.0
Total liabilities acquired	686.2	0.0	686.2
Net assets acquired (purchase price)	600.9	0.0	600.9

We have applied the purchase method of accounting to this business combination (per ASC topic 805). The resulting acquired goodwill recognized in the combined balance sheet is attributable to the acquired workforce, expected synergies and other acquired intangible assets which can not be separately identified.

The allocation of the purchase price of Allis-Chalmers has been based upon preliminary fair values studies. Estimates and assumptions are subject to change upon management's review of the final

27

valuations. The table above summarizes the preliminary acquisition date fair value of the asset acquired and liabilities assumed, as at June 30, 2011 and changes to those preliminary valuations. The valuations of Allis Chalmers deferred tax assets have changed following a review of the underlying assumptions. The resulting changes summarized above have increased the value of goodwill acquired by $ 52.5 million.

Note 14 - Subsequent Events

Acquisition of Great White Energy Services Inc.

On August 24, 2011 the Company completed the acquisition of all the operating companies of Great White Energy Services a company formed by Wexford Capital LP, in a transaction valued at USD 630 million on a cash and debt free basis.

The company has secured financing for this transaction through a combination of long term debt and a bridge facility due on December 31, 2011. The company will optimize the refinancing of the bridge facility through shareholder loans, subordinated debt, unsecured bond financing, equity or a combination thereof.

Great White provides industry-leading pressure control including coil tubing and snubbing services, directional drilling, and pressure pumping including fracing and nitrogen services. Its operations are primarily focused on the U.S. onshore unconventional resource plays, primarily with an oil and liquids focus. Great White's services are targeted at drilling and completing the horizontal wells that are critical in increasing the ultimate recovery in unconventional basins. Great White operates 13 service centers strategically located around the unconventional plays in Michigan, Oklahoma, Texas, West Virginia, Colorado, Arkansas and Wyoming and are highly complementary to Archers existing locations with minimal overlap and integration risk. Archers new pressure pumping division and its expanded pressure control divisions will be headquartered in Oklahoma City.

Archer management believe that the combination of Archer and Great White is highly complementary and will provide a complete service offering in the fast growing unconventional oil and gas market servicing all major unconventional resources in the United States.

Partial Redemption of Allis-Chalmers Energy Inc. 9.0% Senior Notes, due 2014

On July 18, 2011 Archer Limited redeemed $ 125 million of the Allis-Chalmers Energy Inc. 9.0% Senior Notes, due 2014. The notes were redeemed at a redemption price of 102.250% of the outstanding aggregate principal amount of the notes, plus accrued and unpaid interest and Liquidated Damages (as defined in the Indenture). The redemption was financed through the existing $ 550 million Credit Facility and is classified as a non-current liability.

First contract for the Archer Emerald Modular Rig with Shell Todd Oil Services in New Zealand

On July 27, 2011 Archer announced the agreement with Shell Todd Oil Services ("STOS") for the provision of the drilling modular rig and services for the modular rig Archer Emerald ("the Emerald").

The mobilization will take place in the first half of 2012 and modular rig will operate in New Zealand on the Maui A offshore platform.

The total contract value, including mobilisation, demobilization and options for contract extensions, is USD 45 million.

28

Appendix to Archer second quarter report 2011

We report our financial results in accordance with generally accepted accounting principles (GAAP). However, Archer's management believes that certain non-GAAP performance measures and ratios may provide users of this financial information additional meaningful comparison between current results and results in prior operating periods. One such non-GAAP financial measure we use is earnings before interest, taxes, depreciation, and amortization (EBITDA), adjusted for special charges or amounts. This adjusted income amount is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for operating income, net income or other income data prepared in accordance with GAAP. See the table below for supplemental financial data and corresponding reconciliations to GAAP financial measures for the three months ended June 30, 2011, March 31, 2011, and December 31, 2010. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company's reported results prepared in accordance with GAAP.

The unaudited pro forma statements of operations below gives effect to the merger with Allis Chalmers Inc, which was consummated in the first quarter of 2011, as if it had occurred at the beginning of 2010. The following data includes amortization of purchased intangible assets and decreased depreciation, reflecting the adjustments to fair value of the fixed assets acquired, along with the tax effect of each of the above. This pro forma data is presented for informational purposes only and does not purport to be indicative of the results of future operations, or of the results that would have occurred had the acquisition taken place at the beginning of 2010.

29

Condensed consolidated Statement of Operations
(in $ millions except per share amounts)
UNAUDITED

	Three months ended
	30.jun	31.mar	31.des
Unaudited accounts in USD millions	2011	2011	2010
Revenue	459.9	293.1	213.7

Cost and expenses

Operational costs	424.3	272.8	195.6
Impairment of brand name	-	5.1	-
Merger & Integration expenses	4.1	8.6	4.2
Net financial items	23.7	18.4	9.8
Income/(Loss) before Income taxes	7.8	(11.8)	4.1
Taxes on Income	6.5	0.2	3.9
Total Net Income / (Loss)	1.3	(12.0)	0.2

Reconciliation of GAAP to non GAAP measures
(in $ millions except per share amounts)
UNAUDITED

	Three months ended
	30.jun	31.mar	31.des
Unaudited accounts in USD millions	2011	2011	2010
Total Net Income / (Loss)	1.3	(12.0)	0.2
Depreciation, amortization and impairments	37.3	24.4	6.2
Net financial items	23.7	18.4	9.8
Taxes on Income	6.5	0.2	3.9
EBITDA	68.8	31.0	20.1
EBITDA for acquired companies1	-	6.0	15.3
Stock Compensation (non cash)	2.3	0.7	3.7
Loss on Asset Disposition	-	-	10.6
Merger, transaction and listing expenses2	4.1	23.5	4.2
Non GAAP operating EBITDA	75.3	61.2	53.9

Note 1:
Represents 2 months of Allis Chalmers revenue in January and February 2011 and a full first quarter 2011 for Gray and Universal Wireline. The fourth quarter 2010 includes 75 additional days of Gray Wireline not included above and a and a full quarter for Allis Chalmers. The 2010 figures do not include any activity for Universal Wireline, which is considered immaterial.

Note 2:	Merger, transaction and listing expenses are considered one time items and on a proforma basis they can be broken down as follows:

	Three months ended
	30.jun	31.mar	31.des
Unaudited accounts in $ millions	2011	2011	2010
Severance and other compensation costs	1.5	9.5	-
Professional fees	2.6	13.8	4.2
Other Merger and integration cost	-	0.2	-
Total Merger, transaction and listing expenses	4.1	23.5	4.2

30

Reconciliation of Reported Revenue to Proforma Revenue
(in $ millions)
UNAUDITED

			Three months ended
	30-Jun	31-Mar	31-Dec
Unaudited accounts in USD millions	2011	2011	2010
Revenue (GAAP)	459.9	293.1	213.7
Revenue for Allis Chalmers1	-	126.9	186.4
Revenue for Gray and Universal Wireline1	-	-	22.8
Proforma Revenue	459.9	420.0	422.9

Note 1:
Represents 2 months of Allis Chalmers revenue in January and February 2011 and a full first quarter 2011 for Gray and Universal Wireline. The fourth quarter 2010 includes 75 additional days of Gray Wireline not included in the consolidated GAAP revenue and a full quarter for Allis Chalmers. The 2010 figures do not include any activity for Universal Wireline, which is considered immaterial

Proforma Revenue by individual Company
(in $ millions)
UNAUDITED

	Three months ended
	30-Jun	31-Mar	31-Dec
Unaudited accounts in USD millions	2011	2011	2010
Former Seawell	203.3	189.2	213.7
Gray Wireline	36.6	33.1	22.8
Allis-Chalmers	220.1	197.7	186.4
Proforma Revenue	459.9	420.0	422.9

31

Statement by the Board of Directors and Chief Executive Officer

We confirm, to the best of our knowledge, that the condensed financial statements for the period 1 January to 30 June 2011 has been prepared in accordance with US GAAP — Interim Financial Reporting, and gives a true and fair view of the Group's assets, liabilities, financial position and profit as a whole. We also confirm, to the best of our knowledge, that the interim report includes a fair review of important events that have occurred during the first six months of the financial year and their impact on the condensed financial statements, a description of the principal risks and uncertainties for the remaining six months of the financial year, and major related transactions.

August 24, 2011

The Board of Directors	Jorgen Peter Rasmussen
Archer Limited	Chief Executive Officer
Hamilton, Bermuda	Archer Management Limited

32

Appendix 3: Archer Limited, Consolidated Financial Statements for the Years ended 31 December 2010, 2009 and 2008

A 3

United States
Securities and Exchange Commission
Washington, D.C. 20549
Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2010

Commission file number 333-171724

SEAWELL LIMITED
(Exact Name of Registrant as Specified in Its Charter)

BERMUDA
(Jurisdiction of Incorporation or Organization)

Par-la-Ville Place, 14 Par-La-Ville Road
Hamilton HM 08
Bermuda
(Address of Principal Executive Offices)

Max Bouthillette
Archer Management (US) LLC
11125 Equity Drive
Suite 200
Houston, TX 77041
United States
+1 713 856 2394
 (Name, Telephone, E-mail, and / or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Common Shares, par value $2.00 per share
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
225,400,050

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes () No (X)

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes (X) No ( )

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes () No (X)

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes () No ()

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer () Accelerated filer () Non-accelerated filer (X)

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP (X) International Financial Reporting Standards as issued by the International Accounting Standards Board () Other ()

If “Other” has been checked in response to the previous question, indicate by checkmark which financial statement item the registrant has elected to follow.

Item 17 () Item 18()

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)
Yes () No (X)

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:
Richard A. Ely
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street, Canary Wharf
London E14 5DS England

Contents

Part I

Item 1 Identity of Directors, Senior Management and Advisors

Item 2 Offer Statistics and Expected Timetable

Item 3 Key Information
A. Selected Financial Data
B. Capitalization and Indebtedness
C. Reasons for the Offer and Use of Proceeds
D. Risk Factors

Item 4 Information on the Company
A. History and Development of the Company
B. Business Overview
C. Organizational Structure
D. Property, Plant and Equipment

Item 4A Unresolved Staff Comments

Item 5 Operating and Financial Review and Prospects
A. Operating Results
B. Liquidity and Capital Resources
C. Research and Development, Patents and Licenses, etc
D. Trend Information
E. Off-Balance Sheet Arrangements
F. Tabular Disclosure of Contractual Obligations
G. Safe Harbor

Item 6 Directors, Senior Management and Employees
A. Directors and Senior Management
B. Compensation
C. Board Practices
D. Employees
E. Share Ownership

Item 7 Major Shareholders and Related Party Transactions
A. Major Shareholders
B. Related Party Transactions
C. Interests of Experts & Counsel

Item 8 Financial Information
A. Consolidated Statements and Other Financial Information
B. Significant Changes

Item 9 The Offer and Listing
A. Offer and Listing Details
B. Plan of Distribution
C. Markets
D. Selling Shareholders
E. Dilution
F. Expenses of the Issue

Item 10 Additional Information
A. Share Capital
B. Memorandum and Articles of Association
C. Material Contracts
D. Exchange Controls

1

E. Taxation
F. Dividends and Paying Agents
G. Statement by Experts
H. Documents on Display
I. Subsidiary Information

Item 11 Quantitative and Qualitative Disclosures About Market Risk

Item 12 Description of Securities Other Than Equity Securities

Part II

Item 13 Defaults, Dividend Arrearages and Delinquencies

Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

Item 15 Controls and Procedures

Item 16
A. Audit Committee Financial Expert
B. Code of Ethics
C. Principal Accountant Fees and Services
D. Exemptions from the Listing Standards for Audit Committees
E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
F. Change in Registrant’s Certifying Accountant
G. Corporate Governance

Part III

Item 17 Financial Statements

Item 18 Financial Statements

Item 19 Exhibits

2

Part I

Cautionary Statement Regarding Forward-Looking Statements

In addition to historical information, this annual report on Form 20-F contains statements relating to our future business and/or results. These statements include certain projections and business trends that are “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995. Seawell Limited, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including statements preceded by, followed by or that include the words “estimate,” “plan,” project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “think,” “view,” “seek,” “target,” “goal,” or similar expressions; any projections of earnings, revenues, expenses, synergies, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations, including integration and any potential restructuring plans relating to the merger; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief; and any statements of assumptions underlying any of the foregoing.

Forward-looking statements do not guarantee future performance and involve risks and uncertainties. Actual results may differ materially from projected results as a result of certain risks and uncertainties. These risks and uncertainties include, without limitation, those described under Item 3.D. “Risk Factors” and those detailed from time to time in our other filings with the United States Securities and Exchange Commission (the “Commission” or the “SEC”). These forward-looking statements are made only as of the date of this annual report on Form 20-F. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

Item 1      Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2      Offer Statistics and Expected Timetable

Not applicable.

Item 3      Key Information

Throughout this annual report, the “Company,” “Seawell,” “we,” “us” and “our” all refer to Seawell Limited and its subsidiaries.

A. Selected Financial Data

The following selected historical consolidated financial data of the Company as of and for the years ended December 31, 2010, 2009 and 2008 have been derived from the Company’s audited financial statements and related notes thereto included in this annual report, which have been audited by PricewaterhouseCoopers AS. The following selected historical combined and consolidated financial data of the Company as of December 31, 2007 has been derived from the Company’s audited combined and consolidated financial statements not included in this annual report. This information is only a summary and you should read this selected historical consolidated financial data in conjunction with Item 5, “Operating and Financial Review and Prospects” and Item 18, “Financial Statements.”

Seawell was incorporated on August 31, 2007 and acquired the shares in the entities comprising Seadrill Limited’s well service division on October 1, 2007. For historical comparison, the Company’s statement of operations data for the year ended December 31, 2007 include the results of operations of Seadrill Limited’s well service division for the period from January 1, 2007 to September 30, 2007, and the Company’s results of operations for the period from October 1, 2007 to December 31, 2007.

3

	Years Ended December 31,
	2007	2008	2009	2010	20101
					(Unaudited)
	(NOK in millions, except per share data and weighted average shares)				($ in millions, except per share data and weighted average shares)
Statement of Operations Data:
Operating revenues:
Operating revenues	2,276.4	3,006.2	3,101.2	3,687.5	$ 626.1
Reimbursables	451.7	618.5	723.6	641.4	108.9
Total operating revenues	2,728.1	3,624.7	3,824.8	4,328.9	735.0

Operating expenses:
Operating expenses	1,896.3	2,538.8	2,538.3	3,038.0	515.9
Reimbursables expenses	439.0	600.9	692.5	617.1	104.8
Depreciation and amortization	53.6	107.4	131.6	136.2	23.1
General and administrative expenses	88.6	71.9	103.1	152.0	25.8
Total operating expenses	2,477.5	3,319.0	3,465.5	3,943.2	669.6

Operating income	250.6	305.7	359.3	385.7	65.5

Financial items:
Interest income	22.1	25.3	5.6	9.3	1.6
Interest expenses	(33.7)	(148.3)	(96.8)	(132.9)	(22.6)
Share of results in associated company	-	-	-	(1.9)	(0.3)
Other financial items	3.3	(39.0)	(33.1)	(93.8)	(15.9)
Total financial items	(8.3)	(162.0)	(124.3)	(219.4)	(37.3)

Income before income taxes	242.3	143.7	235.0	166.3	28.2
Income taxes	(67.8)	(24.7)	(60.6)	(92.6)	(15.7)
Net income	174.5	119.0	174.4	73.7	12.5

Net income attributable to the parent	175.9	122.5	176.2	74.1	12.6
Net income attributable to the non-controlling interest	(1.4)	(3.5)	(1.8)	(0.4)	(0.1)

Basic earnings per share	2.07	1.14	1.60	0.49	(0.08)
Diluted earnings per share	2.06	1.14	1.59	0.47	(0.08)
Weighted average number of common shares outstanding:
Basic	85,000,050	107,222,272	110,000,050	152,049,913	152,049,913
Diluted	85,371,574	107,222,272	110,567,792	155,930,383	155,930,383

	As of December 31,
	2007	2008	2009	2010	20101
					(Unaudited)
	(NOK in millions, except per share data)				($ in millions, except per share data)
Balance Sheet Data:
Cash and cash equivalents	132.2	224.1	236.7	1,023.6	173.8
Total assets	2,010.3	3,447.4	3,339.8	5,723.1	971.8
Long-term debt classified as:
Current	75.0	218.7	260.8	11.0	1.9
Long-term	1,218.9	1,237.1	987.7	1,128.8	191.7
Total shareholders’ equity	86.9	388.1	627.3	3,273.9	556.0
Book value per common share	0.87	3.53	5.70	14.5	2.5
_______________________
Note:
1
Solely for the convenience of the reader, certain NOK amounts presented as of and for the year ended December 31, 2010 have been translated into U.S. dollars using the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2010 of NOK 1.00 = $0.1698.

4

Exchange Rate Information

We publish our consolidated financial statements in Norwegian krone. In this Annual Report, references to “krone” or “NOK” are to Norwegian krone, and references to “$,” “U.S. dollar,” “USD,” or “US$” are to United States dollars.

The table below sets forth, for the periods and dates indicated, certain information regarding the exchange rate between the Norwegian krone and the U.S. dollar based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  Fluctuations in the exchange rates between the Norwegian krone and the U.S. dollar in the past are not necessarily indicative of fluctuations that may occur in the future.

	U.S. dollars per Norwegian krone
	High	Low
October 2010	0.1741	0.1695
November 2010	0.1745	0.1613
December 2010	0.1698	0.1630
January 2011	0.1738	0.1673
February 2011	0.1786	0.1705
March 2011	0.1807	0.1764
April 2011 (through April 22, 2011)	0.1869	0.1819

Years ended December 31,	High	Low	Average1	Period End2
2006	0.1670	0.1460	0.1575	0.1605
2007	0.1900	0.1545	0.1725	0.1841
2008	0.2022	0.1373	0.1789	0.1434
2009	0.1806	0.1374	0.1607	0.1727
2010	0.1781	0.1499	0.1649	0.1698
_______________________
Notes:
1	The average rate for each annual period was calculated by taking the simple average of the historical exchange rates on the last business day of each month during the relevant period.
2	The period-end rate is the historical exchange rate on the last business day of the applicable period, as published by the Federal Reserve Bank of New York.

On April 22, 2011, the last practicable day prior to the date of this Annual Report, the exchange rate was NOK 1.00 = $0.1861.

No representation is made that the Norwegian krone amounts referred to in this document could have been or could be converted into U.S. dollars at the above exchange rates or at any other rate.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

In conducting our business, we face many risks that may interfere with our business objectives. Some of these risks relate to our operational processes, while others relate to our business environment. It is important to understand the nature of these risks and the impact they may have on our business, financial condition and results of operations. Some of the more relevant risks are described below. These risks are not the only ones that we face. Some risks may not yet be known to us and certain risks that we do not currently believe to be material could become material in the future.

5

Risks Related to our Business

Global political, economic and market conditions could negatively impact our business.

Our operations are affected by global political, economic and market conditions. The recent worldwide economic downturn has reduced the availability of liquidity and credit to fund business operations worldwide and has adversely affected our customers, suppliers and lenders. In addition, as a result of the recent economic downturn, reduced demand for drilling and well services negatively impacted our activity levels and pricing for our services, adversely affecting our financial condition and results of operations. The economic downturn also led to a decline in energy consumption, which has materially and adversely affected our results of operations. Continued hostilities in the Middle East and West Africa and the occurrence or threat of terrorist attacks against the United States or other countries could contribute to the economic downturn in the economies of the United States and other countries in which we operate. A sustained or deeper recession could further limit economic activity and thus result in an additional decrease in energy consumption, which in turn could cause our revenues and margins to further decline and limit our future growth prospects.

Our business depends on the level of activity in the exploration and production industry, which is significantly affected by volatile oil and natural gas prices.

Our business depends on the level of activity of oil and natural gas exploration, development and production in the North Sea and internationally, and in particular, the level of exploration, development and production expenditures of our customers. Demand for our drilling and well services is adversely affected by declines in exploration, development and production activity associated with depressed oil and natural gas prices. Even the perceived risk of a decline in oil or natural gas prices often causes exploration and production companies to reduce their spending. The worldwide deterioration in the financial and credit markets that began in the second half of 2008 resulted in diminished demand for oil and gas and significantly lower oil and natural gas prices. The significant decline in oil and natural gas prices caused many of our customers to reduce their activities and spending in 2009, and these reduced levels of activity and spending continued through 2010. In addition, higher prices do not necessarily translate into increased drilling activity since our clients’ expectations about future commodity prices typically drive demand for our services. Oil and natural gas prices are extremely volatile. On July 2, 2008 natural gas prices were $13.31 per million British thermal unit, or MMBtu, at the Henry Hub. They subsequently declined sharply, reaching a low of $1.88 per MMBtu at the Henry Hub on September 4, 2009. As of April 20, 2011, the closing price of natural gas at the Henry Hub was $4.33 per MMBtu. The spot price for West Texas intermediate crude has in the last few years ranged from a high of $145.29 per barrel as of July 3, 2008, to a low of $31.41 per barrel as of December 22, 2008, with a closing price of $110.89 per barrel as of April 20, 2011. Oil and natural gas prices are affected by numerous factors, including the following:

•	the demand for oil and natural gas in Europe, the United States and elsewhere;

•	the cost of exploring for, developing, producing and delivering oil and natural gas;

•	political, economic and weather conditions in Europe, the United States and elsewhere;

•	advances in exploration, development and production technology;

•	the ability of the Organization of Petroleum Exporting Countries, commonly called OPEC, to set and maintain oil production levels and pricing;

•	the level of production in non-OPEC countries;

•	domestic and international tax policies and governmental regulations;

•	the development and exploitation of alternative fuels, and the competitive, social and political position of natural gas as a source of energy compared with other energy sources;

•	the policies of various governments regarding exploration and development of their oil and natural gas reserves;

6

•
the worldwide military and political environment and uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or other crises in the Middle East, West Africa and other significant oil and natural gas producing regions; and

•	acts of terrorism or piracy that affect oil and natural gas producing regions, especially in Nigeria, where armed conflict, civil unrest and acts of terrorism have recently increased.

As a result of the recent economic downturn, reduced demand for drilling and well services negatively impacted our activity levels and pricing for our services, adversely affecting our financial condition and results of operations. The economic downturn has led to a decline in energy consumption, which has materially and adversely affected our results of operations. Continued hostilities in the Middle East and West Africa and the occurrence or threat of terrorist attacks against the United States or other countries could contribute to the economic downturn in the economies of the United States and other countries in which we operate. A sustained or deeper recession could further limit economic activity and thus result in an additional decrease in energy consumption, which in turn would cause our revenues and margins to further decline and limit our future growth prospects.

Our industry is highly competitive, with intense price competition. Our inability to compete successfully may reduce our profitability.

Our industry is highly competitive. Our contracts are traditionally awarded on a competitive bid basis, with pricing often being the primary factor in determining which qualified contractor is awarded a job, although each contractor’s technical capability, safety performance record and reputation for quality also can be key factors in the determination.

Several other oilfield services companies are larger than us and have resources that are significantly greater than our resources. These competitors may be able to better withstand industry downturns, compete on the basis of price, and acquire new equipment and technologies, all of which could affect our revenues and profitability. These competitors compete with us both for customers and for acquisitions of other businesses. This competition may cause our business to suffer. Our management believes that competition for contracts will continue to be intense in the foreseeable future.

The oilfield service industry is highly cyclical and lower demand and pricing could result in declines in our profitability.

Historically, the oilfield service industry has been highly cyclical, with periods of high demand and favorable pricing often followed by periods of low demand and sharp reduction in pricing power. Periods of decreased demand or increased supply intensify the competition in the industry. As a result of the cyclicality of our industry, management expects our results of operations to be volatile and to decrease during market declines such as the downturn we are currently experiencing.

A small number of customers account for a significant portion of our total operating revenues, and the loss of, or a decline in the creditworthiness of, one or more of these customers could adversely affect our financial condition and results of operations.

We derive a significant amount of our total operating revenues from a few energy companies. During the year ended December 31, 2010, contracts from Statoil, ConocoPhillips, Shell and BP accounted for 46%, 16%, 6% and 7% of our total operating revenues. In the year ended December 31, 2009, Statoil, BP and Shell accounted for approximately 51%, 16% and 6% of our total operating revenues, respectively. Our financial condition and results of operations will be materially adversely affected if these customers interrupt or curtail their activities, terminate their contracts with us, fail to renew their existing contracts or refuse to award new contracts to us, and we are unable to enter into contracts with new customers at comparable dayrates. The loss of any significant customer could adversely affect our financial condition and results of operations.

Additionally, this concentration of customers may increase our overall exposure to credit risk. Our customers will likely be similarly affected by changes in economic and industry conditions. Our financial condition and results of operations will be materially adversely affected if one or more of our significant customers fails to pay us or ceases to contract with us for our services on terms that are favorable to us or at all.

7

We can provide no assurance that our current backlog of platform drilling revenue will be ultimately realized.

As of December 31, 2010, our total platform drilling and well services backlog was approximately NOK 6.6 billion (approximately $1.1 billion). The Norwegian krone amount of our backlog does not necessarily indicate actual future revenue or earnings related to the performance of that work. Management calculates our contract revenue backlog, or future contracted revenue, as the contract dayrate multiplied by the number of days remaining on the contract, assuming full utilization and excluding revenues for contract preparation and customer reimbursables. We may not be able to perform under our contracts due to various operational factors, including unscheduled repairs, maintenance, operational delays, health, safety and environmental incidents, weather events in the North Sea and elsewhere and other factors (some of which are beyond our control), and our customers may seek to cancel or renegotiate our contracts for various reasons, including a financial downturn or falling commodity prices. In some of the contracts, our customer has the right to terminate the contract without penalty and in certain instances, with little or no notice. Our inability or the inability of our customers to perform their respective contractual obligations may have a material adverse effect on our financial position, results of operations and cash flows.

We will experience reduced profitability if our customers reduce activity levels or terminate or seek to renegotiate their contracts or if we experience downtime, operational difficulties, or safety-related issues.

Currently, our platform drilling contracts with major customers are dayrate contracts, pursuant to which we charge a fixed charge per day regardless of the number of days needed to drill the well. Likewise, under our current well services contracts, we charge a fixed daily fee. During depressed market conditions, a customer may no longer need services that are currently under contract or may be able to obtain comparable services at a lower daily rate. As a result, customers may seek to renegotiate the terms of their existing platform drilling contracts or avoid their obligations under those contracts. In addition, our customers may have the right to terminate, or may seek to renegotiate, existing contracts if we experience downtime, operational problems above the contractual limit or safety-related issues or in other specified circumstances, which include events beyond the control of either party.

Our contracts with our customers usually include terms allowing the customer to terminate the contracts without cause upon written notice specifying the termination date, and without penalty or early termination payments. In addition, under some of our existing contracts, we could be required to pay penalties if the contract is terminated due to downtime, operational problems or failure to perform. Some of our other contracts with customers may be cancelable at the option of the customer upon payment of a penalty, which may not fully compensate us for the loss of the contract. Early termination of a contract may result in our employees being idle for an extended period of time. The likelihood that a customer may seek to terminate a contract is increased during periods of market weakness. If our customers cancel or require us to renegotiate some of our significant contracts, and we are unable to secure new contracts on substantially similar terms, or if contracts are suspended for an extended period of time, our revenues and profitability would be materially reduced.

Our growth strategy includes making acquisitions, but we may be unable to complete and finance future acquisitions on acceptable terms. In addition, we may fail to successfully integrate assets or businesses we acquire or may incorrectly predict operating results.

As part of our growth strategy, we may consider future acquisitions which could involve the payment by us of a substantial amount of cash, the incurrence of a substantial amount of debt, the issuance of a substantial amount of equity or a combination of the foregoing. If we are restricted from using cash or incurring debt to fund a potential acquisition, we may not be able to issue, on terms we find acceptable, sufficient equity to complete an acquisition or investment.

Management cannot predict the effect, if any, that any announcement or consummation of an acquisition would have on the trading price of our common shares.

Any future acquisitions could present a number of risks, including:

•
the risk of incorrect assumptions regarding the future results of acquired operations or assets or expected cost reductions or other synergies expected to be realized as a result of acquiring operations or assets;

8

•	the risk of failing to integrate the operations or management of any acquired operations or assets successfully and timely; and

•	the risk of diversion of management’s attention from existing operations or other priorities.

If we are unsuccessful in integrating acquisitions in a timely and cost-effective manner, our financial condition and results of operations could be adversely affected.

The loss of the services of key executives or our failure to attract and retain skilled workers and key personnel could hurt our operations.

We are dependent upon the efforts and skills of our executives to manage our business, identify and consummate additional acquisitions and obtain and retain customers. These executives include Chief Executive Officer & President of Seawell Management Limited (entity name change to Archer Management (UK) Limited in process), Jørgen Rasmussen, and the Chief Operating Officer and Executive Vice-President of Archer Management (US) LLC, Thorleif Egeli.

In addition, we and our competitors are dependent upon the available labor pool of skilled employees. Our development and expansion will require additional experienced management and operations personnel. No assurance can be given that we will be able to identify and retain these employees. We compete with other oilfield services businesses and other employers to attract and retain qualified personnel with the technical skills and experience required to provide our customers with the highest quality service. A shortage of skilled workers, increases in wage rates or changes in applicable laws and regulations could make it more difficult for us to attract and retain personnel and could require us to enhance our wage and benefits packages. There can be no assurance that labor costs will not increase. Any increase in operating costs could cause our business to suffer.

Severe weather could have a material adverse impact on our business.

Our business could be materially and adversely affected by severe weather. Repercussions of severe weather conditions may include:

•	curtailment of services;

•	weather-related damage to facilities and equipment resulting in suspension of operations;

•	inability to deliver materials to job sites in accordance with contract schedules; and

•	loss of productivity.

A substantial portion of our revenue from operations is generated from work performed in the North Sea. Adverse weather conditions during the winter months in the North Sea usually result in low levels of offshore activity. Further, in Brazil, where we also generate a significant portion of revenue from operations, adverse weather conditions affect our results of operations. Optimal weather conditions offshore Brazil normally exist only from October to April and most offshore operations in this region are scheduled for that period. Additionally, during certain periods of the year, we may encounter adverse weather conditions such as tropical storms. Adverse seasonal weather conditions limit our access to job sites and our ability to service wells in affected areas. During periods of curtailed activity due to adverse weather conditions, we continue to incur expenses, but our revenues could be delayed or reduced.

We have recorded substantial goodwill as the result of our acquisitions, and goodwill is subject to periodic reviews of impairment.

We perform purchase price allocations to intangible assets when we make acquisitions. The excess of the purchase price after allocation of fair values to tangible assets is allocated to identifiable intangibles and thereafter to goodwill. We conduct periodic reviews of goodwill for impairment in value. Any impairments would result in a non-cash charge against earnings in the period reviewed, which may or may not create a tax benefit, and would cause a corresponding decrease in shareholders’ equity. In the event that market conditions deteriorate or there is a prolonged downturn, we may be required to record an impairment of goodwill, and such impairment could be material.

9

We have incurred and will incur transaction, integration and restructuring costs in connection with the merger with Allis-Chalmers.

We have incurred, and expect to continue to incur, significant costs in connection with our merger with Allis-Chalmers, including the fees of our professional advisors. We will also continue to incur integration and restructuring costs as Allis-Chalmers’ operations are integrated with our operations. The efficiencies anticipated to arise from the merger may not be achieved in the near term or at all, and if achieved, may not be sufficient to offset the costs associated with the merger. Unanticipated costs, or the failure to achieve expected efficiencies, may have an adverse impact on the results of operations of the combined company following the completion of the merger.

Any inability to effectively integrate the business and operations of Allis-Chalmers with our own could disrupt operations and force us to incur unanticipated costs.

The merger with Allis-Chalmers significantly increased the size of our operations. Our ability to integrate Allis-Chalmers’ operations with our own will be important to the future success of the combined company. Successful integration is subject to numerous conditions beyond our control, including adverse general and regional economic conditions, general industry trends and competition. The successful integration of Allis-Chalmers’ business will also require us to, among other things, retain key employees from Allis-Chalmers. Our future performance will depend, in part, on our ability to successfully integrate these new employees into our operations. Any failure to retain and successfully integrate these new employees, or otherwise effectively integrate Allis-Chalmers’ operations with our own, could disrupt our ongoing business, force us to incur unanticipated costs and adversely affect the trading price of our common shares. If we are unable to realize the anticipated benefits of the merger due to an inability to address the challenges of integrating Allis-Chalmers’ business or for any other reason, it could have a material adverse effect on our business and financial and operating results and require significant additional time on the part of our senior management dedicated to attempting to resolve integration issues.

If we are unable to retain key Seawell and/or Allis-Chalmers personnel, our business may suffer.

The success of the merger with Allis-Chalmers depends in part on our ability to retain key personnel currently employed by Seawell and Allis-Chalmers. There is no assurance that we will be able to retain key employees of either Seawell or Allis-Chalmers after the merger. This may adversely affect the ability of both companies to attract and retain key personnel. If key employees terminate their employment, or if insufficient numbers of employees are retained to maintain effective operations, management’s attention might be diverted from successfully integrating Allis-Chalmers’ operations to hiring suitable replacements, and our business might suffer. In addition, we might not be able to locate suitable replacements for any key employees that leave Seawell or Allis-Chalmers, or we may not be able to offer employment to potential replacements on terms they find acceptable.

The Deepwater Horizon incident in the U.S. Gulf of Mexico and its consequences, including the potential enactment of further restrictions or regulations on offshore drilling, could have a material adverse effect on our business.

In April 2010, a fire and explosion occurred onboard the semisubmersible drilling rig Deepwater Horizon, owned by Transocean Ltd. and under contract to a subsidiary of BP plc. The accident resulted in the loss of life and a significant oil spill. In response to this incident, the Minerals Management Service of the U.S. Department of the Interior, or MMS, issued a notice on May 30, 2010 implementing a six-month moratorium on certain drilling activities in the U.S. Gulf of Mexico. The notice also stated that the MMS would not consider during the six-month moratorium period drilling permits for new wells and related activities for specified water depths. In addition, wells covered by the moratorium that were then being drilled were required to halt drilling and take steps to secure the well. On October 12, 2010, the moratorium was lifted, and deepwater oil and gas drilling in the U.S. Gulf of Mexico was allowed to resume, provided that operators certify compliance with all existing rules and requirements, including those that recently went into effect, and demonstrate the availability of adequate blowout containment resources.

The BOEM is expected to continue to issue new guidelines and may take other steps that could increase the costs of exploration and production, reduce the area of operations and result in permitting delays. These may include new or additional bonding and safety requirements, and other requirements regarding certification of equipment.  There is no assurance that operations related to drilling offshore in the United States will reach the same levels that existed prior to the moratorium. The delay in resuming these activities or the failure of these activities to reach levels that existed prior to the moratorium has and could continue to adversely impact our operating results.

10

The enactment of stricter restrictions on offshore drilling or further regulation of offshore drilling or contracting services operations could negatively affect the revenue and operating income of the combined company and/or make it difficult to obtain insurance at commercially reasonable rates, which could materially affect the combined company’s business, financial conditions and results of operations.  We cannot predict how federal and state authorities will further respond to the incident in the Gulf of Mexico or whether additional changes in laws and regulations governing oil and gas operations in the Gulf of Mexico will result. New regulations already issued will, and potential future regulations or additional statutory limitations, if enacted or issued, could, require a change in the way we conduct our business, increase our costs of doing business or ultimately prohibit our customers from drilling for or producing hydrocarbons in the Gulf of Mexico. We cannot predict if or how the governments of other countries in which we operate will respond to the accident in the Gulf of Mexico.

We may not achieve the expected benefits of our merger with Allis-Chalmers.

We entered into the merger with Allis-Chalmers with the expectation that the transaction would result in various benefits. Some of those benefits may not be achieved or, if achieved, may not be achieved in the time frame in which they are expected. Whether we will actually realize these anticipated benefits depends on future events and circumstances, some of which are beyond the parties’ control. For example, future growth in revenues, earnings and cash flow will be partly dependent on future economic conditions and conditions in the oil and gas exploration and production industry. Also, the potential synergies that we anticipate may not be realized. In addition, other risk factors discussed below may prevent the achievement of the expected advantages of the merger.

We do business in international jurisdictions whose political and regulatory environments and compliance regimes differ from those in the U.S.

A significant portion of our revenue is attributable to operations in foreign countries. These activities accounted for approximately 99% of our consolidated revenue in the year ended December 31, 2010 and approximately 98.7% of our consolidated revenue in the year ended December 31, 2009. Risks associated with our operations in foreign areas include, but are not limited to:

•	political, social and economic instability, war and acts of terrorism;

•	potential seizure, expropriation or nationalization of assets;

•	damage to our equipment or violence directed at our employees, including kidnappings and piracy;

•	increased operating costs;

•	complications associated with repairing and replacing equipment in remote locations;

•	repudiation, modification or renegotiation of contracts, disputes and legal proceedings in international jurisdictions;

•	limitations on insurance coverage, such as war risk coverage in certain areas;

•	import-export quotas;

•	confiscatory taxation;

•	work stoppages or strikes;

•	unexpected changes in regulatory requirements;

•	wage and price controls;

•	imposition of trade barriers;

•	imposition or changes in enforcement of local content laws;

11

•	the inability to collect or repatriate currency, income, capital or assets;

•	foreign currency fluctuations and devaluation; and

•	other forms of government regulation and economic conditions that are beyond our control.

Part of our strategy is to prudently and opportunistically acquire businesses and assets that complement our existing products and services, and to expand our geographic footprint. If we make acquisitions in other countries, we may increase our exposure to the risks discussed above.

Our non-U.S. platform drilling and well service operations are subject to various laws and regulations in countries in which we operate, including laws and regulations relating to currency conversions and repatriation, oil and natural gas exploration and development, taxation of offshore earnings and earnings of expatriate personnel, the use of local employees and suppliers by foreign contractors and duties on the importation and exportation of supplies and equipment. Governments in some foreign countries have become increasingly active in regulating and controlling the ownership of concessions and companies holding concessions, the exploration for oil and natural gas and other aspects of the oil and natural gas industries in their countries. In some areas of the world, this governmental activity has adversely affected the amount of exploration and development work done by major oil and natural gas companies and may continue to do so. Operations in developing countries can be subject to legal systems which are not as predictable as those in more developed countries, which can lead to greater risk and uncertainty in legal matters and proceedings.

In some jurisdictions we are subject to foreign governmental regulations favoring or requiring the awarding of contracts to local contractors or requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. These regulations may adversely affect our ability to compete. Additionally, our operations in some jurisdictions may be significantly affected by union activity and general labor unrest. In Argentina and Brazil labor organizations have substantial support and have considerable political influence. The demands of labor organizations in Argentina have increased in recent years as a result of the general labor unrest and dissatisfaction resulting from the disparity between the cost of living and salaries in Argentina as a result of the devaluation of the Argentine Peso. There can be no assurance that our operations in Argentina will not face labor disruptions in the future or that any such disruptions will not have a material adverse effect on our financial condition or results of operations.

Our results of operations may be adversely affected by currency fluctuations.

Due to our international operations, we may experience currency exchange losses when revenues are received and expenses are paid in nonconvertible currencies or when we do not hedge an exposure to a foreign currency. We may also incur losses as a result of an inability to collect revenues because of a shortage of convertible currency available to the country of operation, controls over currency exchange or controls over the repatriation of income or capital. We attempt to limit the risks of currency fluctuation and restrictions on currency repatriation where possible by obtaining contracts providing for payment of a percentage of the contract indexed to the U.S. dollar exchange rate. To the extent possible, we seek to limit our exposure to local currencies by matching the acceptance of local currencies to local expense requirements in those currencies. We may not be able to take these actions in the future, thereby exposing us to foreign currency fluctuations that could cause our results of operations, financial condition and cash flows to deteriorate materially.

Limitations on our ability to protect intellectual property rights, including trade secrets, could cause a loss in revenue and a reduction in any competitive advantage that we hold.

Some of our products or services, and the processes we use to produce or provide them, have been granted patent protection, have patent applications pending or are trade secrets. Our business may be adversely affected if our patents are unenforceable, the claims allowed under our patents are not sufficient to protect the technology, our patent applications are denied, or our trade secrets are not adequately protected. In addition, our competitors may be able to develop technology independently that is very similar to ours without infringing on our patents or gaining access to our trade secrets.

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We may be subject to litigation if another party claims that we have infringed upon its intellectual property rights.

Third parties could assert that the tools, techniques, methodologies, programs and components we use to provide our services infringe upon the intellectual property rights of others. Infringement claims generally result in significant legal and other costs and may distract management from running our core business. Additionally, if any of these claims were to be successful, developing non-infringing technologies and/or making royalty payments under licenses from third parties, if available, would increase our costs. If a license were not available we might not be able to continue to provide a particular service or product, which could adversely affect our financial condition, results of operations and cash flows.

We could be adversely affected if we fail to keep pace with technological changes and changes in technology could have a negative result on our market share.

We provide platform drilling and well services in increasingly challenging offshore environments. To meet our clients’ needs, we must continually develop new, and update existing, technology for the services it provides. In addition, rapid and frequent technology and market demand changes can render existing technologies obsolete, requiring substantial new capital expenditures, and could have a negative impact on our market share. Any failure by us to anticipate or to respond adequately to changing technology, market demands and client requirements could adversely affect our business and financial results.

We are subject to numerous governmental laws and regulations, some of which may impose significant liability on us for environmental and natural resource damages.

We are subject to various federal, state, local and foreign laws and regulations, including those relating to the energy industry in general and the environment in particular, and may be required to make significant capital expenditures to comply with laws and the applicable regulations and standards of governmental authorities and organizations. Moreover, the cost of compliance could be higher than anticipated. Our operations are subject to compliance with one or more of the U.S. Foreign Corrupt Practices Act, legislation promulgated pursuant to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions or other applicable anti-corruption regulations and the laws, regulations and standards of other foreign countries in which we operate. It is also possible that existing and proposed governmental conventions, laws, regulations and standards, including those related to climate and emissions of “greenhouse gases,” may in the future add significantly to our operating costs or limit our activities or the activities and levels of capital spending by our customers.

In addition, many aspects of our operations are subject to laws and regulations that relate, directly or indirectly, to the oilfield services industry, including laws requiring us to control the discharge of oil and other contaminants into the environment or otherwise relating to environmental protection. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and even criminal penalties, the imposition of remedial obligations, and the issuance of injunctions that may limit or prohibit our operations. Laws and regulations protecting the environment have become more stringent in recent years and may, in certain circumstances, impose strict liability, rendering us liable for environmental and natural resource damages without regard to negligence or fault on our part. These laws and regulations may expose us to liability for the conduct of, or conditions caused by, others or for acts that were in compliance with all applicable laws at the time the acts were performed. The application of these requirements, the modification of existing laws or regulations or the adoption of new laws or regulations curtailing exploration and production activity could materially limit our future contract opportunities, materially increase our costs or both.

We may be subject to claims for personal injury and property damage, which could materially adversely affect our financial condition and results of operations.

Substantially all of our operations are subject to hazards that are customary for exploration and production activity, including blowouts, reservoir damage, loss of well control, cratering, oil and gas well fires and explosions, natural disasters, pollution and mechanical failure. Any of these risks could result in damage to or destruction of drilling equipment, personal injury and property damage, suspension of operations or environmental damage. We may also be subject to property, environmental and other damage claims by oil and natural gas companies and other businesses operating offshore and in coastal areas. Litigation arising from an accident at a location where our products or services are used or provided may cause us to be named as a defendant in lawsuits asserting potentially large claims. Generally, our contracts provide for the division of responsibilities between us and our customer, and consistent with standard industry practice, our clients generally assume, and indemnify us against, some of these risks. In particular, contract terms generally provide that our customer, the operator,

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will retain liability and indemnify us for (i) environmental pollution caused by any oil, gas, water or other fluids and pollutants originating from below the seabed, (ii) damage to customer and third-party equipment and property including any damage to the sub-surface and reservoir and (iii) personal injury to or death of customer personnel. There can be no assurance, however, that these clients will necessarily be financially able to indemnify us against all risks. Also, we may be effectively prevented from enforcing these indemnities because of the nature of our relationship with some of our larger clients. Additionally, from time to time we may not be able to obtain agreement from our customers to indemnify us for such damages and risks.

To the extent that we are unable to transfer such risks to customers by contract or indemnification agreements, we generally seek protection through customary insurance to protect our business against these potential losses. However, we have a significant amount of self-insured retention or deductible for certain losses relating to general liability and property damage. There is no assurance that such insurance or indemnification agreements will adequately protect us against liability from all of the consequences of the hazards and risks described above. The occurrence of an event for which we are not fully insured or indemnified against, or the failure of a customer or insurer to meet our indemnification or insurance obligations, could result in substantial losses.

Our insurance coverage has become more expensive, may become unavailable in the future, and may be inadequate to cover our losses.

Our insurance coverage is subject to certain significant deductibles and levels of self-insurance, does not cover all types of losses and, in some situations, may not provide full coverage for losses or liabilities resulting from our operations. In addition, we are likely to continue experiencing increased costs for available insurance coverage, which may impose higher deductibles and limit maximum aggregated recoveries. For example, the Deepwater Horizon rig explosion in the Gulf of Mexico may lead to further tightening of an increasingly difficult market for insurance coverage. Insurers may not continue to offer the type and level of coverage which we currently maintain, and our costs may increase substantially as a result of increased premiums, potentially to the point where coverage is not available on economically manageable terms. Should liability limits be increased via legislative or regulatory action, it is possible that we may not be able to insure certain activities to a desirable level. If liability limits are increased and/or the insurance market becomes more restricted, our business, financial condition and results of operations could be materially adversely affected.

Insurance costs may also increase in the event of ongoing patterns of adverse changes in weather or climate. We may not be able to obtain customary insurance coverage in the future, thus putting us at a greater risk of loss due to severe weather conditions and other hazards. Moreover, we may not be able to maintain adequate insurance in the future at rates management considers reasonable or be able to obtain insurance against certain risks.

A significant portion of our business is conducted in the North Sea. The mature nature of this region could result in less drilling activity in the area, thereby reducing demand for our services.

The North Sea is a mature oil and natural gas production region that has experienced substantial seismic survey and exploration activity for many years. Because a large number of oil and natural gas prospects in this region have already been drilled, additional prospects of sufficient size and quality could be more difficult to identify. Oil and natural gas companies may be unable to obtain financing necessary to drill prospects in this region. The decrease in the size of oil and natural gas prospects, the decrease in production or the failure to obtain such financing may result in reduced drilling activity in the North Sea and reduced demand for our services.

We are a holding company, and as a result are dependent on dividends from our subsidiaries to meet our obligations.

We are a holding company and do not conduct any business operations of our own. Our principal assets are the equity interests we own in our operating subsidiaries, either directly or indirectly. As a result, we are dependent upon cash dividends, distributions or other transfers we receive from our subsidiaries to repay any debt we may incur, and to meet our other obligations. The ability of our subsidiaries to pay dividends and make payments to us will depend on their operating results and may be restricted by, among other things, applicable corporate, tax and other laws and regulations and agreements of those subsidiaries. For example, the corporate laws of some jurisdictions prohibit the payment of dividends by any subsidiary unless the subsidiary has a capital surplus or net profits in the current or immediately preceding fiscal year. Payments or distributions from our subsidiaries also could be subject to restrictions on dividends or repatriation of earnings under applicable local law, and monetary transfer restrictions in the jurisdictions in which our subsidiaries operate. Our subsidiaries are separate and distinct legal entities. Any right that we have to receive any assets of or distributions from any subsidiary upon the bankruptcy, dissolution, liquidation or reorganization of such subsidiary, or to realize proceeds from the sale of the assets of any subsidiary, will be junior to the claims of that subsidiary’s creditors, including trade creditors.

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We have a significant level of debt, and could incur additional debt in the future, which could have significant consequences for our business and future prospects.

As of December 31, 2010, we had total outstanding debt of approximately NOK 1,139.8 million. This debt represented approximately 19.9% of our total book capitalization. In addition, we assumed a substantial amount of Allis-Chalmers debt in the recently completed merger. Our debt and the limitations imposed on us by our existing or future debt agreements could have significant consequences for our business and future prospects, including the following:

•	we may not be able to obtain necessary financing in the future for working capital, capital expenditures, acquisitions, debt service requirements or other purposes;

•	we will be required to dedicate a substantial portion of our cash flow from operations to payments of principal and interest on our debt;

•
we could be more vulnerable during downturns in our business and be less able to take advantage of significant business opportunities and to react to changes in our business and in market or industry conditions; and

•	we may have a competitive disadvantage relative to our competitors that have less debt.

Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future, which is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Our earnings and cash flow may vary significantly from year to year due to the cyclical nature of the oilfield services industry. As a result, our future cash flows may be insufficient to meet all of our debt obligations and other commitments, and any insufficiency could negatively impact our business. To the extent we are unable to repay indebtedness as it becomes due or at maturity with cash on hand, we will need to refinance debt, sell assets or repay the debt with the proceeds from equity offerings. Additional indebtedness or equity financing may not be available to us in the future for the refinancing or repayment of existing indebtedness, and we may not be able to complete asset sales in a timely manner sufficient to make such repayments.

Our credit facility imposes restrictions on us that may limit the discretion of management in operating our business and that, in turn, could impair our ability to meet our obligations.

Our credit facility contains various restrictive covenants that limit management’s discretion in operating our business. In particular, these covenants limit our ability to, among other things:

•	make certain types of loans and investments;

•	incur or guarantee additional indebtedness;

•	pay dividends, redeem or repurchase stock, prepay, redeem or repurchase other debt or make other restricted payments;

•	use proceeds from asset sales, new indebtedness or equity issuances for general corporate purposes or investment into our business;

•	place restrictions on our subsidiaries’ ability to make dividends or other payments to us;

•	invest in joint ventures;

•	create or incur liens;

•	enter into transactions with affiliates;

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•	sell assets or consolidate or merge with or into other companies; and

•	enter into new lines of business.

The credit facility also imposes additional covenants and restrictions, including the imposition of a requirement to maintain a minimum equity ratio at all times. Our ability to comply with these financial covenants and restrictions may be affected by events beyond our control. Our credit facility requires that we meet certain financial ratios and tests and there can be no assurance that we will be able to comply with the financial covenants. Our failure to comply with such covenants, as a result of reduced activity in the exploration and production industry or otherwise, would result in an event of default under the credit facility, which could result in us having to immediately repay all amounts outstanding under the credit facility, and in foreclosure of liens on our assets.

These covenants could materially and adversely affect our ability to finance any future operations or capital needs. Furthermore, they may restrict our ability to expand, to pursue business strategies and otherwise to conduct our business. A breach of these covenants could result in a default under our credit facility. If there were to be an event of default under the credit facility, the affected creditors could cause all amounts borrowed under the facility to be due and payable immediately. Additionally, if we fail to repay indebtedness under our credit facility when it becomes due, the lender under the credit facility could proceed against the assets which we have pledged as security. Our assets and cash flow might not be sufficient to repay any outstanding debt in the event of a default.

Our operations are subject to a significant number of tax regimes, and changes in legislation or regulations in any one of the countries in which we operate could negatively and adversely affect our results of operations.

Our operations are carried out in several countries across the world, and our tax filings are therefore subject to the jurisdiction of a significant number of tax authorities and tax regimes, as well as cross-border tax treaties between governments. Furthermore, the nature of our operations means that we routinely have to deal with complex tax issues (such as transfer pricing, permanent establishment or similar issues) as well as competing and developing tax systems where tax treaties may not exist or where the legislative framework is unclear. In addition, our international operations are taxed on different bases that vary from country to country, including net profit, deemed net profit (generally based on turnover) and revenue-based withholding taxes based on turnover.

Our management determines our tax provision based on our interpretation of enacted local tax laws and existing practices and uses assumptions regarding the tax deductibility of items and recognition of revenue. Changes in these assumptions and practices could impact the amount of income taxes that we provide for in any given year and could negatively and adversely affect the result of our operations.

Our tax liabilities could increase as a result of adverse tax audits, inquiries or settlements.

Our operations are, and may in the future become, subject to audit, inquiry and possible re-assessment by different tax authorities. In accordance with applicable accounting rules relating to contingencies, management provides for taxes in the amounts that we consider probable of being payable as a result of these audits and for which a reasonable estimate may be made. Management also separately considers if taxes payable in relation to filings not yet subject to audit may be higher than the amounts stated in our filed tax return, and makes additional provisions for probable risks if appropriate. As forecasting the ultimate outcome includes some uncertainty, the risk exists that adjustments will be recognized to our tax provisions in later years as and when these and other matters are finalized with the appropriate tax authorities.

We are subject to litigation that could have an adverse effect on us.

We are from time to time involved in litigation. The numerous operating hazards inherent in our business increase our exposure to litigation, which may involve, among other things, contract disputes, personal injury, environmental, employment, tax and securities litigation, and litigation that arises in the ordinary course of business. Management cannot predict with certainty the outcome or effect of any claim or other litigation matter. Litigation may have an adverse effect on us because of potential negative outcomes, the costs associated with defending the lawsuits, the diversion of our management’s resources and other factors.

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Our reputation and ability to do business may be impaired by corrupt behavior by any of our employees or agents or those of our affiliates.

We operate in countries known to experience governmental corruption. While we are committed to conducting business in a legal and ethical manner, there is a risk that our employees or agents or those of our affiliates may take actions that violate either the U.S. Foreign Corrupt Practices Act or legislation promulgated pursuant to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions or other applicable anti-corruption regulations. These actions could result in monetary penalties against us or our affiliates and could damage our reputation and, therefore, our ability to do business.

In addition to the risks that arise in countries that have experienced governmental corruption, there is also a risk that we will not be able to ensure that our internal control policies and procedures will protect us from fraud or other criminal acts committed by our employees or agents or those of our affiliates.

We depend on directors who are associated with affiliated companies which may create conflicts of interest.

One of our principal shareholders is Hemen Holding Ltd., which is indirectly controlled by trusts established by Mr. John Fredriksen for the benefit of his immediate family. Hemen also has significant shareholdings in Seadrill Limited, or Seadrill, which is our principal shareholder, and in Frontline Limited, or Seadrill, with whom we have management agreements. Currently, one of our directors, Kate Blankenship, is also a director of Frontline and Seadrill and another of our directors, Cecilie A. Fredriksen, the daughter of Mr. John Fredriksen, is also a director of Frontline. These directors owe fiduciary duties to the shareholders of each company and may have conflicts of interest in matters involving or affecting us and our shareholders. In addition, due to any ownership they may have in common shares of Frontline or Seadrill, they may have conflicts of interest when faced with decisions that could have different implications for Frontline or Seadrill than they do for us. Whilst we have procedures in place to deal with conflicts of interest, we cannot assure you that any of these conflicts of interest will be resolved in our favor.

Risks Related to our Common Shares

An active public market for our common shares may not develop, or our common shares may trade at low volumes, both of which could have an adverse effect on the resale price, if any, of our common shares.

Although our common shares were listed for trading on the Oslo Stock Exchange in November 2010, an active trading market may not develop or be sustained. Moreover, our common shares are not listed on a U.S. stock exchange, which makes it more difficult for investors located in the U.S. to trade in those shares. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. If an active trading market for our common shares does not develop, the price of the shares may be more volatile and it may be more difficult to complete a buy or sell order for our common shares.

In addition, holders of our common shares may incur brokerage charges in connection with the resale of our common shares, which in some cases could exceed the proceeds realized by the holder from the resale of our shares. We cannot predict the price, if any, at which our common shares will trade in the future.

The price of our common shares has been, and may continue to be, volatile.

The trading price of our common shares has historically fluctuated significantly. For example, during the twelve months ended December 31, 2010, the high sales price per share of our common shares as reported by the Norwegian over-the-counter system and the Oslo Børs was NOK 37.00 and the low sales price per share was NOK 15.00. The volatility of the price of our common shares depends upon many factors including:

•	decreases in prices for oil and natural gas resulting in decreased demand for our services;

•	variations in our operating results and failure to meet expectations of investors and analysts;

•	increases in interest rates;

•	illiquidity of the market for our common shares;

•	sales of common shares by existing shareholders;

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•	our substantial indebtedness; and

•	other developments affecting us or the financial markets.

A reduced share price may result in a loss to investors and will adversely affect our ability to issue common shares to fund our activities.

Because we are organized under the laws of Bermuda, U.S. investors may face difficulties in protecting their interests, and their ability to protect their rights through the U.S. federal courts may be limited.

It may be difficult to bring and enforce suits against us because we are organized under the laws of Bermuda. Some of our directors reside in various jurisdictions outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon our non-U.S. directors, or enforce judgments obtained in the United States courts against us or our non-U.S. directors. In addition, there is some doubt as to whether the courts of Bermuda and other countries would recognize or enforce judgments of United States courts obtained against us or our directors or officers based on the civil liabilities provisions of the federal or state securities laws of the United States or would hear actions against us or those persons based on those laws. We have been advised by our legal advisors in Bermuda that the United States and Bermuda do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Some remedies available under the laws of U.S. jurisdictions, including some remedies available under the U.S. federal securities laws, may not be allowed in Bermuda courts as contrary to that jurisdiction’s public policy. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not based solely on United States federal or state securities laws, would not automatically be enforceable in Bermuda. Similarly, those judgments may not be enforceable in countries other than the United States.

We may not have sufficient capital in the future to meet our needs. Future financings to provide this capital may dilute shareholders’ ownership in the company.

We may raise additional capital in the future through public or private debt or equity financings by issuing additional common shares or other preferred financing shares, debt or equity securities convertible into common or preferred shares, or rights to acquire these securities. We may need to raise this additional capital in order to (among other things):

•	take advantage of expansion or acquisition opportunities;

•	acquire, form joint ventures with or make investments in complementary businesses, technologies or products;

•	develop new products or services;

•	respond to competitive pressures;

•	repay debt; or

•	respond to a difficult market climate.

Our management expects to issue additional equity securities to fund the acquisition of additional businesses and pursuant to employee benefit plans. We may also issue additional equity securities for other purposes. These securities may have the same rights as our common shares or, alternatively, may have dividend, liquidation, or other preferences to our common shares. The issuance of additional equity securities will dilute the holdings of existing shareholders and may reduce the price of our common shares.

Seadrill Limited and Lime Rock Partners control substantial ownership stakes in us and their interests could conflict with those of our other shareholders.

As of April 19, 2011, our largest shareholders, Seadrill and Lime Rock Partners V, L.P., or Lime Rock, own and are entitled to vote up to 36.43% and 13.37%, respectively, of our common shares. As a result of these substantial ownership interests in us, Seadrill and Lime Rock have the ability to exert significant influence over certain actions requiring shareholder approval, including, but not limited to, increasing or decreasing our authorized share capital (and disapplying pre-emptive rights), the election of directors, declaration of dividends, the appointment of management and other policy decisions.

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While transactions with a shareholder could benefit us, the interests of these significant shareholders could at times conflict with the interests of other holders of our common shares. Although we have in the past sought and continue to seek to conclude all related party transactions on an arm’s-length basis, and we have adopted procedures for entering into transactions with related parties, conflicts of interest may arise between us and our principal shareholders or their respective affiliates, resulting in the conclusion of transactions on terms not determined by market forces. Any such conflicts of interest could adversely affect our business, financial condition and results of operations, and therefore the value of our shares.

One of our major shareholders, Hemen, may be able to influence us, including the outcome of shareholder votes with interests that may be different from yours.

As of April 19, 2011, Hemen owned approximately 8.7% of our outstanding common shares. Hemen also owns approximately 30% of our principal shareholder, Seadrill Limited, and is indirectly controlled by trusts formed for the benefit of the immediate family of John Fredriksen, who is also a Director of Seadrill. As a result of this, Hemen may influence our business, including the outcome of any vote of our shareholders. Hemen also currently beneficially owns substantial stakes in Frontline Limited, with whom we have management agreements. The interests of Hemen may be different from your interests.

Item 4     Information on the Company

A.	History and Development of the Company

Seawell Limited is organized as a “Company Limited by Shares” under the laws of Bermuda. We were established in August 2007 following the spin off of Seadrill’s well service division. The Company, together with its wholly owned subsidiary, Seawell Holding UK, acquired the shares in the entities comprising Seadrill’s well service division in October 2007. The following entities represented Seadrill’s well services division prior to its acquisition by us: Seawell AS, Seawell Engineering AS, Seawell Management Services Ltd (UK), Seawell Ltd. (UK), Seawell Offshore Denmark AS (DK) and Seawell Services Ltd (Hong Kong). As of April 19, 2011, Seadrill owned 36.43% of our common shares.

As a company incorporated in Bermuda, we are subject to Bermuda laws and regulations with respect to corporate governance. In addition, certain aspects of Norwegian securities law apply as a result of the listing of our common shares on the Oslo Stock Exchange.

Our registered office and principal executive offices are at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda, +1 441 295 69 35. The Company’s website address is www.seawellcorp.com. None of the contents of our website are incorporated by reference herein.

Recent Developments

•
On January 27, 2011, we completed the acquisition of Universal Wireline, Inc., or Universal, for total consideration of $25.5 million on a debt-free and cash-free basis. Universal is a provider of a full range of cased-hole wireline services in unconventional plays such as the Barnett, Marcellus, Haynesville, Bakken, Eagle Ford and Woodford shales and in the Permian Basin. The Universal acquisition contributes 26 wireline units -- including 22 Artex built hydraulic units with an average age of less than 3 years and 4 mechanical units specific to work in Appalachia; 17 crane trucks with an average age of less than 3 years; and a wide assortment of logging and wireline tools. Universal also expands our area of operation by adding new districts in Rosharon and Alice in Texas; Dunbar and Buckhannon in West Virginia; and Tioga in North Dakota. For the fiscal year ended December 31, 2010, Universal reported revenues of approximately $5.7 million and losses before taxes of approximately $1.5 million and, at December 31, 2010, Universal had total assets of approximately $27.5 million.

•
On February 23, 2011, Wellco Sub Company, or Wellco, a wholly owned subsidiary of the Company, completed the acquisition of Allis-Chalmers Energy Inc., or Allis-Chalmers, for total value of  $600.9 million, with approximately 95% of Allis-Chalmers stockholders electing to receive 97,071,710 common shares in the merger and the remainder receiving an aggregate of approximately $18 million in cash. The acquisition combined our leading drilling and well services businesses with Allis-Chalmers’ drilling, rental and oilfield service business to create a global oilfield service company with operations in more than 30 countries.

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•
On February 28, 2011, our board of directors adopted a resolution to change the name of the Company to “Archer Limited.” The Company expects to adopt the name change in the second quarter of 2011, following approval of the change at a special general meeting of our shareholders on May 16, 2011 and the making of the appropriate filings with the Bermuda Registrar of Companies.

•	On March 24, 2011, Allis-Chalmers notified holders of its 9.0% Senior Notes, due 2014, and 8.5% Senior Notes, due 2017 (together, the “Notes”), that a change in control occurred on February 23, 2011 as a result of the merger between the Company and Allis-Chalmers. Pursuant to the terms of the Notes and the notice, holders have the right to require Allis-Chalmers to purchase, on the third business day following the expiration of the offer, all or a portion of such holders’ Notes by way of tendering such Notes to the depositary and paying agent, Global Bondholder Services Corporation, at a price equal to $1,010 per $1,000 principal amount of the Notes, plus any accrued and unpaid interest and Liquidated Damages (as defined in the indentures governing the Notes), if any, up to but not including the third business day following the expiration of the offer. The aggregate principal amount of the Notes is $430.2 million. Note holders’ opportunity to accept the change in control purchase offer commenced on March 24, 2011, and will terminate at 5:00 p.m., New York City time, on May 17, 2011. Holders may withdraw any previously tendered Notes pursuant to the terms of the change in control purchase offer at any time prior to 5:00 p.m., New York City time, on May 17, 2011.

Capital Expenditures

Capital Expenditures

Capital expenditures for property, plant and equipment for operations in the year ended December 31, 2010 were approximately NOK 168.5 million compared to capital expenditures of approximately NOK 195.8 million for in the year ended December 31, 2009 and NOK 265.5 million in the year ended December 31, 2008.

The table below sets forth information on our capital expenditures by business segment during the last three fiscal years:

	Year ended December 31,
	2008	2009	2010
	(NOK in millions)
Drilling Services	207.5	121.2	99.5
Well Services	58.0	74.6	69.0
Total	265.5	195.8	168.5

The four largest capital expenditure projects during fiscal year 2010 are set out in the table below.

Assets	Description of capital expenditure project	(NOK in millions)
Rental drilling equipment	Drilling Services/Platform Drilling	36
Tools & equipment	Wireline logging	29
Wireline equipment	Well Services/Wireline operations	15
Tools & equipment	Oilfield technology	15
Total		95

The four largest capital expenditure projects during fiscal year 2009 are set out in the table below:

Assets	Description of capital expenditure project	(NOK in millions)
Tools & equipment	Wireline logging and Oilfield technology	47
Real Estate building	Bergen office	45
Rental drilling equipment	Drilling Services/Platform Drilling	34
Wireline equipment	Well Services/Wireline operations	32
Total		158

The four largest capital expenditure projects during fiscal year 2008 are set out in the table below:

Assets	Description of capital expenditure project	(NOK in millions)
Drilling equipment	Drilling Services/Platform Drilling	160
Wireline equipment	Well Services/Wireline operations	45
Tools & equipment	Oilfield technology	36
Tools & equipment	Wireline logging	22
Total		263

Capital Expenditures for Fiscal Year 2011

Estimated capital expenditures on property, plant and equipment for fiscal year 2011 is approximately NOK 120 million, including drilling equipment and tools and equipment within Seawell Oiltools and TecWel.

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Divestitures

In July 2010, we completed the sale of Sandsliåsen 59 AS, a property company owning our engineering facility in Bergen, Norway. The net proceeds from the sale amounted to approximately NOK 51.3 million.

Since our formation in 2007, we have had no other significant divestitures.

B.	Business Overview

We are a global oilfield service company providing drilling and well services to the oil and natural gas exploration and production industry. Our core businesses include platform drilling, drilling facility engineering, modular rigs, well intervention and oilfield technology. We are capable of providing a variety of services such as oil and gas exploration and development drilling, well service, platform inspection maintenance and de-commissioning operations. We provide drilling and well services to national oil and gas companies, major integrated energy companies and independent oil and natural gas operators by delivering innovative technologies, engineering expertise and operational excellence in the most cost-efficient manner. With operations in thirteen countries on six continents, our operations are supported by a skilled and experienced multinational workforce of approximately 3,200 employees.

Our total operating revenues and reimbursables, which are items purchased on behalf of customers for which we are reimbursed, for fiscal year 2010 were NOK 4,328.9 million, compared to NOK 3,824.8 million for fiscal year 2009 and NOK 3,624.7 million for 2008. Our backlog was NOK 6.6 billion on December 31, 2010, compared to NOK 8 billion on December 31, 2009 and NOK 4.7 billion on December 31, 2008. Of the December 31, 2010 backlog amount, management expects that approximately NOK 2.4 billion will be recognized as revenue in fiscal year 2011, approximately NOK 2.0 billion will be recognized as revenue in fiscal year 2012 and approximately NOK 2.2 billion will be recognized in later years. Although our backlog represents business that management believes to be firm, these figures are subject to change due to factors outside our control.

Strategy

Our strategic objective is to build a profitable and high growth oilfield service company focused on offering a differentiated portfolio of products and services through our two business segments, Drilling Services and Well Services. The key strategies to achieve this objective are:

•	Developing and maintaining a solid footprint in each of the world’s significant oil producing regions through good customer relationships, strong local presence and superior personnel;

•	Developing and providing packaged, integrated services across our operating divisions in response to customer requirements; and

•	Exploiting opportunities to strengthen our service offering by acquiring unique technologies and skills within the drilling and well services market.

Competitive Strengths

Our management believes the following competitive strengths will enable us to capitalize on future opportunities:

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Strategic position in existing fields. We focus on providing services in existing oil producing fields. The high decline rates in these fields combined with global energy demand and the inability of new fields to provide sufficient additional production capacity provide a good foundation for long-term further growth.

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Relationships with diversified customer base across various geographic regions. We have relationships with many of the major and independent oil and natural gas producers and service companies in Norway, Denmark, the United Kingdom, Malaysia and Brazil. Our largest customers include Statoil, ConocoPhillips, Shell, BP, Chevron, Apache and Maersk Oil. We have broadened our customer base and geographic footprint as a result of our acquisitions, technical expertise and customer service and by providing customers with advanced technology and highly skilled operating personnel.

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•
Successful execution of growth strategy. Since our inception, we have grown both organically and through successful acquisitions of competing businesses. These acquisitions and organic growth have expanded our geographic presence and customer base and, in turn, have enabled us to offer our technology to a large number of international exploration and production operators.

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Diversified and increased cash flow sources. We operate as a diversified oilfield service company through our two business segments. Management believes that our diverse product and service offerings and geographical presence through our two business segments provide us with stable cash flow and the opportunity for continued further growth.

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Experienced management team. Our executive management team has extensive experience in the energy sector, and consequently has developed strong and longstanding relationships with many of the major and independent exploration and production companies.

Business Segments

Our operations are managed through two business segments, Drilling Services and Well Services.

Drilling Services

Our largest business segment by revenue is the Drilling Services business, which generated total revenues of NOK 3,577.6 million, or 82.6% of total revenues, for the year ended December 31, 2010, compared to NOK 3,199.4 million, or 83.6% of total revenues, for the year ended December 31, 2009 and NOK 3,053.3 million, or 84.2% of total revenues, in the year ended December 31, 2008. Our Drilling Services operations include platform drilling and drilling facility engineering on several fixed installations in the North Sea and offshore Brazil.

Platform Drilling

Our core business is the provision of offshore drilling services, which we conduct on client-owned fixed oil and gas installations, referred to as “platforms.” We supply experienced personnel for drilling and technical operations on fixed production platforms. The scope of services we provide is detailed in client-specific contracts, which are also used to govern the relationship between us and our clients. Our business requires a high volume of personnel who are employed offshore to provide the services on a structured work rotation cycle.

Beginning with our inception as a division of Seadrill’s predecessor, Smedvig ASA, we have more than 30 years of experience drilling production wells on fixed platforms, including managing the operation, maintenance and provision and installation of spare parts of client-owned drilling equipment. We have been a key provider of platform drilling services in the North Sea since 1977, when Smedvig ASA was awarded the Unocal platform drilling contract for the Heather field. We currently operate on approximately 33 fixed installations in the North Sea. Approximately 2,200 experienced employees are trained to deliver quality services and performance.

The primary services that our Platform Drilling segment provides are management of clients’ drilling facilities and the provision of drilling and maintenance services.

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Rig management. Our electronic management system, COMPASS, provides a resource in our efforts to increase rig uptime and ensure operational safety on clients’ drilling facilities. We strive to provide the highest quality, most efficient and safest drilling services to its clients.

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Drilling crews. We supply drill crews to support all phases of its clients’ drilling operations. We provide our clients with highly competent drilling crews, helping to ensure clients have the best workforce in the market place. In addition, our multi-skilled drill crews are able to undertake additional tasks such as plug setting and cutting and cleaning operations. This reduces costs and personnel on board for our clients’ facilities.

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Maintenance crews. Our maintenance crews maintain the drilling facility on board clients’ platforms in prime condition. Our crews conduct preventive and corrective maintenance, helping to minimize non-productive time on the drilling facilities.

In addition to providing core drilling services, we are also able to provide integrated services. By offering a combination of multi-skilled personnel, innovative technology and intelligently-designed systems, we are able to provide clients with effective integration of drilling and well services.

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This integrated services approach enables well cost reductions by utilizing and combining drilling and maintenance crews for additional tasks such as crane and deck operations, cutting and cleaning operations, scaffolding and plug setting, applying new technology to transfer data onshore, thus reducing the requirement for third party involvement, developing and applying innovative technology and equipment to reduce personnel on board and integrating drilling and engineering personnel.

The following table lists the fixed offshore installations where we currently conduct Platform Drilling operations:

Customer	Platform	Location	Contract Start Date	Duration	Renewal Option	Options Exercised
Statoil Petroleum	Statfjord A, B, C	Norway	September 30, 2004	4 years	3 x 2 years	Yes; 1 x 2 years remaining
Statoil Petroleum	Gulfaks A, B, C	Norway	September 30, 2004	4 years	3 x 2 years	Yes; 1 x 2 years remaining
Statoil Petroleum	Veslefrikk	Norway	October 25, 1996	Field lifetime	N/A	N/A
BP	Ula & Valhall	Norway	May 1, 2008	5 years	2 x 3 years	No, 2 x 3 years remaining
Talisman Energy	Gyda	Norway	January 1, 2009	1 year	Options of 1 year each	Yes
ConocoPhillips	Ekofisk / Eldfisk A, B, E, X	Norway	July 1, 2010	5 years	Consecutive periods	No, up to 5 years remaining
Apache	Forties A, B, C, D, E	UK	July 1, 2009	3 years	2 x 1 year	No, 2 x 1 year remaining
Chevron	Alba-Captain	UK	April 1, 2004	5 years	3 x 1 year	Yes, 1 x 1 year remaining
Fairfield	Dunlin	UK	January 3, 2008	Field lifetime	N/A	N/A
Marathon	Brae A, B and East Brae	UK	July 27, 1994	Field lifetime	N/A	N/A
Shell	Brent A, B, C, D	UK	May 3, 2004	4 years	2 x 2 years	Yes, 1 x 2 years remaining
Taqa	Cormorant A, North Cormorant, Eider, Tern	UK	April 1, 2009	2 years	1 x 1 year	No
Statoil Petroleum	Peregrino A, B	Brazil	March 20, 2009	5 years	2 x 3 years	No, 2 x 3 years remaining

Drilling Facility Engineering

Our engineering division offers services covering conceptual engineering, front-end engineering design studies, detailed engineering and design, project management, planning and cost control, procurement and logistics management, construction follow-up, integration, installation, testing and commissioning for the modification and upgrade of projects for drilling facilities and related systems on fixed platforms. We also offer full technical support services for mobile drilling units. Our drilling facility engineering services are provided out of our facilities in: Bergen, Norway; Stavanger, Norway; Aberdeen, Scotland; Newcastle, England; and Houston, Texas.

Our engineering services cover a wide array of engineering disciplines key to the offshore oil and gas exploration and production industry, including drilling equipment, electrical engineering, well construction designs, drilling operations, instrumentation, automation, structural engineering, mechanical engineering, piping, materials and marine engineering. We provide specialist engineering services, including classification of mobile units, cranes and material handling, risk assessment and graphic inspection. In addition, our drilling facility engineering division also supplies consultants to major oil companies for long- or short-term assignments, with qualified and experienced personnel capable of providing top quality technical expertise.

Our engineering experience and expertise cover fixed installations, mobile drilling units and marine services.

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Fixed installations. We are able to provide facility engineering for fixed installation projects of all sizes. Our fixed installation engineering services include compliance assessments, front-end engineering design, 3D design and drafting of fixed installation projects, offshore installation and demolition work, commissioning of offshore facilities, meeting clients’ documentation requirements and project management from concept to closeout.

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•
Mobile drilling units (“MODU”). We provide facility engineering for mobile drilling projects from initial study to project hand-over to operation of the unit. We are able to provide modifications of all sizes of MODU and offshore vessels and can perform the entire project from inspection and concept through to procurement, engineering and installation, testing and as built update. In addition, we provide planning and support for MODU five-year Classification Special Survey through planning, preparation, survey support and remediation.

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Marine services. We provide operation engineering services for offshore drilling rigs, providing practical solutions for challenges facing drilling contractors in deep and ultra-deep water. Our marine services include vessel weight control services, riser analysis, dynamic position analysis, mooring system design and vessel stability assessments.

Modular Rigs

We have developed a 400 ton offshore modular drilling and workover rig concept in conjunction with Max Streicher GmbH & Co. KG, a German mechanical engineering and construction company. The modular rig is in the final stages of commissioning and acceptance testing and the rig is scheduled to be delivered in the second half of 2011. The modular rig’s design is based on a rack-and-pinion concept, which provides both pull (400 tons) and push (100 tons) capability. The 400 ton modular rig is capable of performing conventional drilling/sidetrack operations, snubbing services, workover services, through tubing rotary drilling, managed-pressure drilling and plug and abandon activities. Our modular rig design is flexible, and can be delivered with or without a mud system and power generation. In addition, the modular rig’s design allows it to replace all or a portion of conventional drilling facilities, snubbing units and hydraulic workover units.

Well Services

Our Well Services business segment generated total operating revenues of NOK 751.3 million, or 17.4% of total operating revenues, for the year ended December 31, 2010, compared to NOK 625.4 million, or 16.4% of total operating revenues, for the year ended December 31, 2009 and NOK 571.5 million, or 15.8% of total operating revenues, for the year ended December 31, 2008. Our Well Services operations encompass various well intervention and oilfield technology services, including, but not limited, to the offering of (i) advanced multi-line units, which are wireline winches capable of performing either mechanical or electrical interventions from the same unit; (ii) specialized intervention tools, including fishing tools used for removing lost items in the wellbore; (iii) cased hole investigation services, which utilize tools to measure the integrity of the wellbore, leaks in the casing and thickness of the wellbore; and (iv) delivery of well barrier technology, which include removable downhole mechanical isolation plugs.

Wireline Intervention

We are a major player in the North Sea well intervention market and offer a full range of wireline and investigation services through the well life cycle, from drilling to abandonment. Intervention by wireline allows for the maintenance and repair of oil and natural gas wells and is the most efficient and frequently used well-intervention method. Wireline intervention is applied in all phases of a well’s life: in drilling, workover, completion, production, stimulation, repair and maintenance and abandonment.

Our wireline intervention team provides packages of multi-skilled personnel and state-of-the-art conveying equipment for slick, braided and electric-line services, spanning the full range of mechanical and electrical wireline operations.

Our wireline intervention capabilities include operations planning and well intervention modeling, subsea well intervention, horizontal and extended-reach intervention, downhole video cameras, wireline tractors, heavy duty fishing and multi-lateral well intervention. In addition, our special services group provides specialized wireline services to solve complex downhole challenges.

Wireline Logging

We provide oil and gas exploration and production companies with wireline logging services capable of providing detailed records of the conditions of the wellbore through the use of ultrasonic investigation tools that determine well integrity and optimize well production. Our ultrasonic investigation tool capabilities include leak detection, annular flow detection and sand detection. In addition, in 2010, we began operating the well performance eye, or WPE, a camera that can image the well in opaque fluids, providing operators with a visualization of conditions downhole, both inside and outside the well bore. The WPE is unique in that it serves a need no tool was previously able to serve.

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Our well intervention services are further supported by TecWel AS, a company we acquired in 2008. TecWel develops and manufactures proprietary high frequency cased hole investigation tools, an effective and powerful diagnostic resource utilizing the properties of ultrasonic energy to facilitate well production optimization and ensure well integrity for the oil and gas industry worldwide.

Oilfield Technologies

In order to enhance oil and gas recovery for our clients, we acquire and/or develop technologies to optimize drilling and well service activities. Our research and development departments offer products in ultrasonic technologies, well construction and well intervention.

Seawell Oil Tools (former Peak Well Solutions) was acquired by us in 2008 and partners with oil and gas exploration and production companies to enhance their casing and liner performance. Seawell Oil Tools provides clients with the following mechanical tools: VMB barrier plug, a retrievable gas-tight plug providing reduced deployment cycles, increased flexibility and greater security, C-Flex cementing valve, a gas-tight solution for precision primary or contingency staged cementing, and remote controlled cement heads.

The following table sets forth the fixed offshore installations where we currently conduct Well Services operations:

Customer	Platform	Location	Contract Start Date	Duration	Renewal Option	Options exercised
Statoil Petroleum	Kvitebjørn	Norway	March 1, 2002	8 years	N/A	N/A
Statoil Petroleum	Tyrihans	Norway	December 1, 2009	2 years	N/A	N/A
Statoil Petroleum	Morvin	Norway	December 1, 2009	2 years	N/A	N/A
ConocoPhillips	Ekofisk Area	Norway	December 31, 2009	5 years	2 x 2 years	No, 2 x 2 years remaining
Maersk	All fixed platforms in Denmark	Denmark	November 1, 2010	3 years	3 x 1 years	No, 3 x 1 years remaining
Total	Victoria / Hild	Norway	March 1, 2009	3 years	2 x 2 years	No, 2 x 2 years remaining
Shell	Draugen	Norway	September 1, 2008	3 years	Rebid in process	N/A

Principal Markets

The principal markets for our services are Norway, the United Kingdom, Denmark, Malaysia, Brazil and the United States.

The following table sets forth our total revenues by geographic market for the years ended December 31, 2008, 2009 and 2010.

	Year ended December 31,
	2008	2009	2010
	(NOK in millions)
Norway	2,599.2	2,745.8	3,198.6
United Kingdom	967.3	930.4	839.3
Other	58.2	148.6	291.0
Total	3,624.7	3,824.8	4,328.9

Competition

We experience significant competition in all areas of our business. In general, the markets in which we compete are highly fragmented, and a large number of companies offer services that overlap and are competitive with our services and products. Our management believes that the principal competitive factors are technical and mechanical capabilities, management experience, past performance and price. While we have considerable experience, there are many other companies that have comparable skills. Many of our competitors are larger and have greater financial resources than we do.

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Our primary competitors in the North Sea for drilling services are KCA Deutag and Odfjell Drilling, both of which provide similar products and services. Our largest competitors for well intervention services are Aker Solutions and Deepwell.

Seasonality

A significant portion of our revenue is generated from work performed in the North Sea, where adverse weather conditions during the winter months usually result in low levels of activity, although this is less apparent than in the past due to technological advances. Further, in Brazil, where we also generate revenue from operations, adverse weather conditions affect our results of operations. Optimal weather conditions offshore Brazil normally exist only from October to April and most offshore operations in this region are scheduled for that period. Therefore full-year results are not likely to be a direct multiple of any particular quarter or combination of quarters. Additionally, during certain periods of the year, our business may be affected by delays caused by adverse weather conditions such as hurricanes or tropical storms. During periods of curtailed activity due to adverse weather conditions, we continue to incur operating expenses.

Equipment

The equipment utilized in our business is generally available new from manufacturers or at auction. However, the cost of acquiring new equipment to expand our business could increase as demand for equipment in the industry increases.

Marketing

Marketing of our services is performed through regional offices. Our marketing strategy is focused on ensuring that we are invited to bid on all proposed projects that are consistent with our strategy, and where we have a competitive advantage on the basis of our capabilities, engineering excellence or technological specialization. We use our industry know-how and relationships with clients to ensure we are aware of all projects in our markets that fit these criteria.

Most of our work is obtained through a competitive tendering process. When a target project, or “tender,” is identified by our marketing team, the decision to prepare and submit a competitive bid is taken by management in accordance with delegated authority limits. Cost estimates are prepared on the basis of a detailed standard cost manual, and the selling price and contract terms are based on our commercial standards and market conditions. Before the tender package is submitted to the client, it is subject to a detailed review process by senior management.

The implementation of our tendering policies has resulted in the information contained in tender review packages being uniform across our organization, allowing us to weigh the risks and benefits of tendering for various projects. A larger proportion of tenders are reviewed centrally by management and we continue to place great emphasis on our standard contractual terms and conditions. With these policies in place, we devote significant management time to the tendering process and are selective with respect to the initiation of new projects.

Once we have been awarded a project to provide drilling services or well services, we will enter into a project contract with our client. Typically, we enter into day-rate contracts; however, on rare occasions, lump-sum contracts may be entered into. Currently, all of our Drilling Services and Well Services contracts are day-rate contracts.

Where services are to be performed pursuant to a day-rate contract, we will enter into a framework agreement outlining the terms of the project, with individual project call-offs being utilized to provide the details of the specific work we are to conduct. Under the terms of our day-rate contracts, we receive payment based on the days our services are utilized. Our day-rate contracts typically include provisions for a reduced day-rate due to weather or equipment downtime.

Under the terms of our contracts, our clients usually have the right to terminate without cause upon written notification specifying the termination date. Where the client terminates without cause, we are entitled to payment for work performed in accordance with the contract, including our reasonable costs.

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Intellectual Property

We own or have a right to use a number of patents and trademarks, as well as software and other intellectual property to support its operational activities. A limited number of our patents are held in common with other industrial partners. We also conduct some of our operations under licensing agreements allowing us to make use of specific techniques or equipment patented by third parties. However, no one patent or technology is responsible for a significant percentage of revenue.

Environmental Regulations

Our operations are subject to federal, state and local laws and regulations of the jurisdictions in which it operates relating to the energy industry in general and the environment in particular. Environmental laws have in recent years become more stringent and have generally sought to impose greater liability on a larger number of potentially responsible parties. Because we provide services to companies producing oil and natural gas, which may cause damage to the environment, we may become subject to claims relating to the release of such substances into the environment. We strive to conduct our business activities in an environmentally sustainable manner that is achieved through the use of written processes and risk management procedures focused on the proactive assessment of environmental risks associated with our operations. These risk assessments help facilitate a reduction of the environmental impact of our activities and help prevent the accidental release of oil and natural gas into the environment. While management is not currently aware of any situation involving an environmental claim that would likely have a material adverse effect on us, it is possible that an environmental claim could arise that could cause our business to suffer. Management does not anticipate any material expenditure to comply with environmental regulations affecting our operations.

Other Matters

Health, Safety and Environmental Management

We conduct business in accordance with a well-defined set of processes. Our Health, Safety and Environmental, or HSE, philosophy is to establish and maintain a culture where there are no accidents, injuries or losses. Management believes that a good working environment is a prerequisite for achieving good safety results and that sincere commitment from senior management is a key factor in reaching the goal of no accidents, injuries or losses. Line management is responsible for the implementation of systematic and preventive HSE work, as well as encouraging and promoting a sound health, environment and safety culture. In addition, we have implemented a program to encourage and stress each individual’s responsibility for and commitment to HSE matters. This program includes seminars, on-the-job training, best practice campaigns and a focus on leadership.

Our management system meets the relevant requirements of authorities, customers and partners. The management system has certified according to ISO 9001:2008, Quality Management. In addition, the management system has met the requirements of ISO 14001:2006, Environmental Management Standards, for several years and management is currently in the process of certifying Seawell according to these standards. In addition, relevant authorities such as the Petroleum Safety Authority Norway and the UK Health & Safety Executive have accepted the management system through the Acknowledgement of Compliance and the Safety Case certification, respectively.

As a result of our systematic and focused safety management program, improvements have been shown in most safety statistics. In addition, the majority of incidents still taking place have a very low potential for serious personal injuries, spills or emissions to the environment or economic losses. In addition, we are actively working to prevent damage to the environment as a result of our operations. This includes the systematic registration of emissions and discharges and pre-emptive action in selecting chemicals that cause minimum harm to the environment.

Risks and Insurance

Our operations are subject to all the risks normally associated with offshore development and operations and could result in damage to, or loss of, property, suspension of operations or injury or death to employees or third parties. Our operations are conducted in hazardous environments where accidents involving catastrophic damage or loss of life could result, and litigation arising from such an event may result in us being named a defendant in lawsuits asserting large claims. As is customary in the oilfield services industry, we attempt to mitigate our exposure to some of these risks through indemnification arrangements and insurance policies.

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Our platform drilling well services contracts are identified above. Generally, such contracts contain contractual indemnities against liability for pollution, well and environmental damages, damages to equipment and property, and personal injury, consistent with industry practices. These indemnities provide that our customer, the operator, will retain liability and indemnify us for:

•	environmental pollution caused by any oil, gas, water or other fluids and pollutants originating from below the seabed;

•	damage to customer and third-party equipment and property including any damage to the sub-surface and reservoir; and

•	personal injury to or death of customer personnel.

The allocation of risk described above is not unique to our business and is generally accepted in the oil and gas industry by and between service companies like us, on the one hand, and operators and exploration and production companies, on the other. This allocation reflects the risk-reward model as defined in the industry for several decades.

We also carry insurance coverage for our operations and are partially self-insured for certain claims in amounts that management believes to be customary and reasonable. In line with industry practice, we maintain insurance worldwide for liability arising from our operations, and our insurance covers all of our material assets, including all capital items such as major equipment and real property. Among the risks insured are loss of, or damage to, third-party property, consequential interruptions in business, death or injury to employees and/or third parties, statutory workers’ compensation protection and pollution.

Our insurance coverage is consistent with industry practices, including a policy for general third party and product liability insurance with If Property & Casualty Insurance NUF, Norway. The current policy expires on May 31, 2011, and management currently anticipates that we will be able to renew our policy on commercially reasonable terms. The policy includes coverage of NOK 250 million per occurrence for contractual liability for damage caused to a third party (any party other than the insured, its affiliates and co-licensees and their respective employees). The policy also has extended coverage of up to $700,000 per occurrence with an annual aggregate limit of $3.5 million for professional liability as a result of faulty product design, feasibility studies, procurement, supervision, license agreements or sales of electronic data processing software and reservoir monitoring system. This policy has a deductible of NOK 500,000 (in the U.S., Canada and Australia, local policies will be taken out with a minimum limit of USD/CAD/AUD 1,000,000, which applies as the deductible).

Our general third party and product liability insurance policy does, however, expressly exclude coverage for certain types of environmental damages. In all locations except North America the policy covers only environmental damages that are the direct and unavoidable consequences of a sudden, unforeseen and identifiable event and, in the case of recoverable pollution damage, the policy also covers clean-up related expenses imposed by public authorities. In North America, the policy includes what is known as “Named Perils Coverage”, which covers claims for personal injury or damage to soil, air, water or other property damage, provided that such loss is a direct and unavoidable consequence of any of the following perils:

•	unintended and unforeseen fire, lightning or explosion;

•	collision or overturning of road vehicles; and

•	explosion of piping or pressure vessels within the insured’s premises that are not caused by insufficient maintenance or monitoring.

The Named Perils Coverage expressly excludes the following:

•	loss of or damage to or loss of use of property or indirectly resulting from sub-surface operations or installations of the insured;

•	costs for removal of, loss of or damage to substances stored or handled under ground, such as oil, gas or any other substance;

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•	losses emanating from any site or location used in whole or in part for handling, processing, treating, storing, disposing or dumping of any waste material or similar substance;

•	costs for evaluation, monitoring, or controlling of suspect or known seeping, polluting or contaminating substances; and

•	costs of removing or cleaning up seeping, polluting or contaminating substances on property at any time owned or leased by the insured or under control of the insured.

Such insurance would cover claims made against us by or on behalf of individuals who are not our employees regardless of whether we held indemnity rights from our customer or another third party.

We have not previously, and do not now, own an offshore rig. We do have a contract for the purchase of a modular rig currently under construction in Germany and such modular rig will be insured upon transfer of title under our existing insurance coverage above. In addition, we may procure a hull and marine policy for such modular rig.

Management considers our level of insurance coverage to be appropriate for the risks inherent in our business. The determination of the appropriate level of insurance coverage is made on an individual asset basis taking into account several factors, including the age, market value, cash flow value and replacement value of the asset in hand. However, there can be no assurance that the amount of insurance we carry is sufficient to protect us fully in all events, and a successful liability claim for which we are under-insured or uninsured could have a material adverse effect on our business. Additionally, insurance rates have in the past been subject to wide fluctuations, and changes in coverage could result in less coverage, increases in cost or higher deductibles and retentions. See “Risk Factors—Risks Related to our Business—Our insurance coverage has become more expensive, may become unavailable in the future, and may be inadequate to cover our losses.”

The acquired business of Allis-Chalmers includes providing services and rental equipment to owners and operators of offshore rigs in the Gulf of Mexico. Allis-Chalmers is a party to various master service agreements establishing the terms and conditions under which it provides oilfield services to its customers. These master service agreements generally require customers to indemnify Allis-Chalmers against claims relating to pollution or other environmental liabilities arising from subsurface conditions or resulting from drilling activities of the customers or its operators. However, pursuant to these agreements, Allis-Chalmers retains potential liability for any gross negligence or willful misconduct on its part. The master services agreements are designed to allocate potential liabilities relating to the services provided by Allis-Chalmers and the activities of its customers between Allis-Chalmers, on the one hand, and its customers, on the other. Generally, the customers agree to indemnify Allis-Chalmers against claims arising from their employees’ personal injury or death, unless resulting from Allis-Chalmers’ gross negligence or willful misconduct. Similarly, Allis-Chalmers generally agrees to indemnify its customers for liabilities arising from personal injury to, or death of, any of Allis-Chalmers’ employees, unless resulting from gross negligence or willful misconduct of the customer. In addition, the customers generally agree to indemnify Allis-Chalmers for loss or destruction of customer-owned property or equipment, and in turn, Allis-Chalmers generally agrees to indemnify our customers for loss or destruction of property or equipment it owns. However, for equipment Allis-Chalmers rents to its customers, the contracts generally provide that the customer is responsible for the replacement of any damaged or lost equipment in their care. Losses due to catastrophic events, such as blowouts, are generally the responsibility of the customer.

Allis-Chalmers’ general liability insurance policy generally covers third-party bodily injury and property damage, subject to policy exclusions. The limits and deductibles for this policy are as follows:

•	General Aggregate $2,000,000

•	Products/Completed Operations Aggregate $2,000,000

•	Occurrence Limit $1,000,000

•	Personal / Advertising Injury Limit $1,000,000

•	Deductible (Bodily Injury & Property Damage Combined) Per Claim $100,000

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In addition, this general liability insurance policy is scheduled under Allis-Chalmers’ umbrella / excess liability insurance policy, which provides $30 million in coverage. Allis-Chalmers also has workers’ compensation insurance coverage up to $1,000,000 and a contractor’s pollution liability insurance policy of $10 million with a $200,000 deductible.

Allis-Chalmers does not own or operate offshore rigs in the Gulf of Mexico or elsewhere. We expect to renew Allis-Chalmers’ existing insurance policies to extend through 2011 as the combined businesses are integrated, after which we plan to re-assess coverage in light of the new scope of the combined business. Any revised insurance coverage would cover the acquired business of Allis-Chalmers.

Emergency Response Protocol

Although, as discussed above, as is customary for a provider of oilfield services, we are generally protected from responsibility for oil spills and leaks by our insurance policies and indemnification arrangements with our customers, we also have in place an emergency preparedness protocol that is designed to address these and other emergencies. We employ emergency call receivers who are on duty or on call 24 hours a day to receive initial calls regarding any emergency, conduct an initial assessment of the extent of the emergency and notify the appropriate persons and authorities according to an established communication matrix. In the case of emergencies that occur on the facilities operated by our customers, the customer/operator leads the emergency response. We work with customers to insure that all employees on the facility in question have received the training specified in the Guidelines for Safety and Emergency Training as required by the Petroleum Safety Authority Norway. We also maintain onshore response teams at each of our workshop and office sites. These teams number between six and fifteen individuals, depending on the size of the location. Each team includes a fire protection leader and a floor warden and at least one deputy. The teams conduct drills at least twice a year and are regularly provided with first aid training. We have dedicated a room in all of our locations for the emergency response teams to meet and manage the situations that arise. Once the necessary persons have been notified, our onshore emergency response team first prepares an emergency response room, based on both a company-wide protocol as well as specific instructions depending on the location and type of emergency. The onshore emergency response team is also responsible for determining at an early stage whether an offshore response is needed and whether further third-party assistance is required. The emergency response team then proceeds to work with the applicable authorities and third parties to normalize the situation. In all cases of an emergency, our emergency response protocol does not permit normal activity to resume without the approval of the highest authority involved.

C.	Organizational Structure

We were incorporated on August 31, 2007, under the laws of Bermuda. We are engaged, with our subsidiaries and consolidated companies, in the provision of drilling and well services to the oil and natural gas exploration and production industry. Our operations are split into two reporting segments—drilling services and well services.

Overall responsibility for the management of the Company and its subsidiaries rests with our board of directors. Our board of directors has determined that the Company shall not directly employ any individuals and that all of our management requirements shall be contracted with subsidiaries and third parties. Our board of directors, however, retains sole authority on all issues, including:

•	defining our business;

•	setting goals in relation to our business; and

•	approving all strategic plans to achieve the goals set.

The following table sets forth our significant subsidiaries.

Subsidiary	Jurisdiction of Incorporation	Principal Activities	% Owned
Allis-Chalmers Energy Inc.	United States	Holding company	100
Archer Management (US) LLC	United States	Management company	100
Seawell Management AS	Norway	Management company	100
Seawell Management Ltd	United Kingdom	Management company	100
Seawell Management (Bermuda) Ltd	Bermuda	Management company	100

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Subsidiary	Jurisdiction of Incorporation	Principal Activities	% Owned
Seawell Management (Hong Kong) Limited	Hong Kong	Management company	100
Seawell Norge AS	Norway	Onshore administration and holding company	100
Seawell AS	Norway	Drilling, engineering and well services	100
Seawell Offshore Denmark AS	Denmark	Well services	100
Seawell Services Ltd.	Hong Kong	Drilling services	100
Seawell Overseas Contracting Ltd.	Hong Kong	Drilling services	100
Seawell Ltd. (UK)	United Kingdom	Drilling, engineering and well services	100
Seawell Consulting Services Ltd.	United Kingdom	Onshore administration and management	100
Archer Assets UK Limited	United Kingdom	Holding company	100
Seawell Drilling Ltd.	United Kingdom	Drilling services	100
Archer Well Company Inc.	United States	Drilling, engineering and well services	100
Seawell Emerald Ltd.	Bermuda	Owner of modular rig	100
Seawell Oil Tools Ltd.	Bermuda	Rental services	100
Seawell do Brasil Servicos de Petroleo Ltda	Brazil	Drilling and engineering services	100
Seawell Oil Tools AS	Norway	Well services	100
Peak Well Solutions AS	Norway	Well services	100
TecWel AS	Norway	Well services	100
TecWel Telemetri AS	Norway	Well services	100
TecWel Inc.	United States	Well services	100
TecWel Ltd.	United Kingdom	Well services	100
C6 Technologies AS	Norway	Oilfield equipment	50
Viking Intervention Technology AS	Norway	Oilfield equipment	501
Wellbore Solutions AS	Norway	Oilfield equipment	42.6
Rig Inspection Services Pte. Ltd	Singapore	Inspection Services	100
Romeg Holdings Pty. Ltd.	Australia	Inspection Services	100
Gray Holdco, Inc.	United States	Holding company	100
Gray Parent Inc.	United States	Holding company	100
Gray Wireline Service Inc.	United States	Well services	100
Universal Wireline, Inc.	United States	Well services	100
_______________________
Note:
1	Viking Intervention Technology AS is 100% owned by C6 Technologies AS.

D.	Property, Plant and Equipment

As of December 31, 2010 we owned or held under long-term leases the real estate property described below.

Location	Function	Status
Hamilton, Bermuda	Principal executive offices	Leased
Stavanger, Norway	Offices and warehouses	Leased
Bergen, Norway	Offices and warehouses	Leased
Aberdeen, Scotland, UK	Offices and warehouses	Leased
Newcastle, England, UK	Offices and warehouses	Leased
Houston, Texas, USA	Offices and warehouses	Leased
Fort Worth, Texas, USA	Offices and warehouses	Leased
Esbjerg, Denmark	Offices and warehouses	Leased
Rio, Brazil	Offices and warehouses	Leased

In addition to the leases listed above, as of December 31, 2010, we have a modular rig under construction.

In addition to the above assets and leases, we hold a substantial amount of wireline, tooling and rental drilling assets, none of which are individually significant.

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Item 4A  Unresolved Staff Comments

Not applicable.

Item 5     Operating and Financial Review and Prospects

A.	Operating Results

Overview

We are a leading global oilfield service company providing drilling and well services to the oil and natural gas exploration and production industry. Our core businesses include platform drilling, drilling facility engineering, modular rigs, well intervention and oilfield technology. We are capable of providing a variety of services such as oil and gas exploration and development drilling, well services, platform inspection maintenance and de-commissioning operations. We provide drilling and well services to national oil and gas companies, major integrated energy companies and independent oil and natural gas operators by delivering innovative technologies, engineering expertise and operational excellence in the most cost-efficient manner. With operations in thirteen countries on six continents, our operations are supported by a skilled and experienced multinational workforce of approximately 3,200 employees.

Our total operating revenues and reimbursables for the year ended December 31, 2010 were NOK 4,328.9 million, compared to NOK 3,824.8 million for the year ended December 31, 2009 and NOK 3,624.7 million for the year ended December 31, 2008. Our backlog was NOK 6.6 billion on December 31, 2010, compared to NOK 8 billion on December 31, 2009 and NOK 4.7 billion on December 31, 2008. Of the December 31, 2010 backlog amount, we expect that approximately NOK 2.4 billion will be recognized as revenue in fiscal year 2011, approximately NOK 2.0 billion will be recognized as revenue in fiscal year 2012 and approximately NOK 2.2 billion will be recognized in later years. Although our backlog represents business that management believes to be firm, these figures are subject to change due to factors outside our control. See Item 3.D. “Risk Factors—Risks Related to our Business—We can provide no assurance that our current backlog of platform drilling revenue will be ultimately realized.”

Our operations are managed through our two business segments, Drilling Services and Well Services.

•
Drilling Services. Our Drilling Services segment provides platform drilling services, drilling facility engineering and modular rigs to support the offshore oil and gas exploration and production industry from well construction to plug and abandonment. Our drilling teams secure the production of oil and gas on more than 40 platforms globally.

•	Well Services. Our Well Services segment conducts wireline intervention and wireline logging and provides well barrier technology to improve the integrity and performance of our clients’ wells.

Material Factors Affecting Our Results of Operations

Business Environment

The oilfield services industry is cyclical and volatile. Our business depends on the level of activity in oil and gas production in offshore areas worldwide. Given that our customers are oil and gas companies, the strength of the market in which we operate is dependent on the level of exploration, development and production activities for oil and gas. The level of activity in the oilfield services industry and, consequently, its profitability are directly related to factors such as:

•	the prevailing prices of oil and gas;

•	expectations about future prices;

•	the cost of exploring for, producing and delivering oil and gas;

•	the sale and expiration dates of offshore leases;

•	the discovery rate of new oil and gas reserves in offshore areas;

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•	local and international political and economic conditions;

•	technological advances;

•	the ability of oil and gas companies to generate funds for capital expenditures; and

•	the level of competition in the marine construction sector.

Utilization of Personnel and Equipment

The majority of our contracts for the provision of drilling services and well services are day-rate contracts, the revenues of which depend on the utilization rate of our personnel and equipment. We do not generate revenue under these contracts unless our personnel and/or equipment are being utilized and many of these contracts do not require a minimum level of utilization by our customers.

Acquisitions

We have developed our current business through several strategic acquisitions. Some of these acquisitions have had a significant effect on our financial condition and results of operations since our inception. Our business primarily comprises the following acquisitions:

Universal Wireline

On January 27, 2011, we completed the acquisition of Universal Wireline, Inc., or Universal, for total consideration of $25.5 million on a debt-free and cash-free basis. Universal is a provider of a full range of cased-hole wireline services in unconventional plays such as the Barnett, Marcellus, Haynesville, Bakken, Eagle Ford and Woodford shales and in the Permian Basin. The Universal acquisition contributes 26 wireline units -- including 22 Artex built hydraulic units with an average age of less than 3 years and 4 mechanical units specific to work in Appalachia; 17 crane trucks with an average age of less than 3 years; and a wide assortment of logging and wireline tools. Universal also expands our area of operation by adding new districts in Rosharon and Alice in Texas; Dunbar and Buckhannon in West Virginia; and Tioga in North Dakota. For the fiscal year ended December 31, 2010, Universal reported revenues of approximately $5.7 million and losses before taxes of approximately $1.5 million and, at December 31, 2010, Universal had total assets of approximately $27.5 million.

Allis-Chalmers Energy

On February 23, 2011, Wellco Sub Company, or Wellco, a wholly owned subsidiary of the Company, completed the acquisition of Allis-Chalmers Energy Inc., or Allis-Chalmers, for total value of $600.9 million, with approximately 95% of Allis-Chalmers stockholders electing to receive 97,071,710 common shares in the merger and the remainder receiving an aggregate of approximately $18 million in cash. The acquisition combined our leading drilling and well services businesses with Allis-Chalmers’ drilling, rental and oilfield service business to create a global oilfield service company with operations in more than 30 countries.

Gray Wireline

On December 16, 2010, Seawell Americas, Inc., one of our subsidiaries, completed the acquisition of Gray Holdco, Inc. and its subsidiaries, including Gray Wireline Service, Inc., or Gray, for total consideration of $160.5 million on a debt-free basis. Gray is a provider of a full range of cased-hole wireline services in the Permian basin in Texas and in unconventional plays such as the Barnett, Marcellus, Haynesville, Bakken, Eagle Ford and Woodford oil and natural gas shales, located throughout the U.S. Gray has a total of 110 wireline units and operates in 18 district locations, providing access to approximately 85% of all active U.S. drilling rigs and generating a balanced revenue stream from liquids and gas. For the fiscal year ended June 30, 2010, Gray reported revenues of approximately $72.1 million and losses before taxes of approximately $(16.6) million and, at June 30, 2010, Gray had total assets of approximately $90.0 million.

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Joint Venture with IKM

In November 2010, we entered into an agreement with the IKM Group, or IKM, pursuant to which IKM acquired 50% of the shares in C6 Technologies AS through an equity issue, and C6 Technologies AS simultaneously acquired 100% of the shares in Viking Intervention Technology AS.

Following the loss of control in C6 Technologies AS and Viking Intervention Technology AS, we deconsolidated C6 Technologies AS, and have accounted for our interest in C6 Technologies AS as an investment in associates in the balance sheet as of December 31, 2010.

Rig Inspection Services Pte. Ltd and Romeg Holdings Pty. Ltd

In August 2010, we acquired Rig Inspection Services Pte. Ltd, or RIS, and Romeg Holdings Pty. Ltd for a consideration of SGD 7.5 million (approximately NOK 30 million) plus a contingent consideration of up to SGD 7.5 million (approximately NOK 30 million). RIS offers specialized industry knowledge and experience with broad inspection expertise. RIS surveyors and inspectors are on call 24 hours a day, seven days a week, specifically to provide a wide range of services within the oil and gas industry, including Rig Acceptance & Safety Surveys, Rig Condition & Benchmark Surveys, Subsea & Surface Well Control Equipment Inspection and Oil Country Tubular Goods (OCTG) services.

Viking Intervention Technology AS

In May 2010, we acquired Viking Intervention Technology AS for consideration of NOK 50 million plus an earn-out of up to NOK 25 million. Viking Intervention Technology is a company developing an integrated carbon cable intervention system.

Sandsliåsen 59 AS

In April 2009, we exercised an option to purchase Sandsliåsen 59 AS, a property company located in Bergen, Norway that owns an operational support office in Bergen. The purchase price for the acquisition was NOK 33.3 million. This transaction was accounted for as a purchase of asset under Accounting Standards Codification 805, and all surplus value has been allocated to the property owned by us. We subsequently sold Sandsliåsen 59 AS in July 2010 for approximately NOK 51.3 million.

Noble Corporation’s North Sea Platform Division

In April 2008, we purchased Noble Corporation’s North Sea Platform division by acquiring all shares in Noble Drilling UK Limited for a purchase price of approximately US$ 51 million (approximately NOK 268.3 million). The acquisition included platform drilling contracts on 11 fixed installations covering five different fields on the UK continental shelf. The purchase closed on April 1, 2008, and the North Sea Platform division’s results of operations have been included in our consolidated results from such date.

Peak Well Solutions AS (previously Seawell Oilservice AS)

In May 2008, we acquired Peak Well Solutions AS for a purchase price of NOK 412.3 million. Peak Well Solutions is a Norwegian-based oil service company offering products and services for the upstream offshore oil and gas industry. Peak Well Solutions performs development, engineering, assembly, testing, sales and operations of casing, plugs, and liner technologies and services, employing approximately 60 people. The purchase closed on May 1, 2008, and Peak Well Solutions’ results of operations have been included in our consolidated results from such date. In 2009, an adjustment of NOK 2.4 million to the purchase price of Peak Well Solutions AS was made, reducing the total purchase price to NOK 409.9 million. The reduction has been booked as a reduction in goodwill in the consolidated accounts.

TecWel AS

In July 2008, we acquired TecWel AS for a purchase price of NOK 172.7 million. TecWel develops and manufactures proprietary high frequency ultrasound investigation tools and provides cased-hole services for production optimization and well integrity to the oil and gas industry worldwide. The purchase closed on July 1, 2008, and TecWel’s results of operations have been included in our consolidated results from such date.

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Wellbore Solutions AS

On November 7, 2007, Seawell Norge AS completed the purchase of 33.7% of the shares in Wellbore Solutions AS, or Wellbore, a company developing equipment to be used in the oil service industry, for a purchase price of NOK 20 million. Simultaneously with the purchase, Wellbore issued shares to us for total consideration of NOK 5 million, increasing our ownership interest to 40.3%. Wellbore’s results have been consolidated from the date of acquisition as we are considered to have control over Wellbore through a shareholder agreement that gives us the power to vote 50.1% of Wellbore’s shares. In 2009, we increased our ownership in Wellbore to 42.6% at a cost of NOK 2.0 million.

Seadrill’s Well Service Division

On October 1, 2007, together with our wholly owned subsidiary Seawell Holding UK, we acquired the shares in the entities comprising Seadrill’s Well Services division for total consideration of NOK 2,413.1 million. The following entities represented Seadrill’s Well Services division prior to its transfer to us: Seawell AS, Seawell Engineering AS, Seawell Management Services Ltd (UK), Seawell Ltd (UK), Seawell Offshore Denmark AS (DK) and Seawell Services Ltd (Hong Kong). These entities were acquired in a common control transaction between us and our parent company, Seadrill. The net assets acquired were settled through issuances of an equity stake in the Company of 73.8% and the proceeds of a subordinated loan of NOK 515 million.

Results of Operations

2009 Compared to 2010 – Consolidated Results

	Years ended December 31,
	2009	2010	% Change
	(NOK in millions)
Operating revenues	3,101.2	3,687.5	18.9
Reimbursables	723.6	641.4	(11.4)
Total operating revenues	3,824.8	4,328.9	13.2

Operating expenses	2,538.3	3,038.0	19.7
Reimbursable expenses	692.5	617.1	(10.9)
Depreciation and amortization	131.6	136.2	3.5
General and administrative expenses	103.1	152.0	47.4
Total operating expenses	3,465.5	3,943.2	13.8

Operating income	359.3	385.7	7.3

Interest income	5.6	9.3	66.1
Interest expenses	(96.8)	(132.9)	39.2
Share of results in associated company	—	(1.9)	—
Other financial items	(33.1)	(93.8)	172.7
Total financial items	(124.3)	(219.4)	76.5

Income before income taxes	235.0	166.3	(29.2)

Income taxes	(60.6)	(92.6)	52.8
Net income	174.4	73.7	(57.7)

Net income attributable to the parent	176.2	74.1	(57.9)
Net income attributable to the non-controlling interest	(1.8)	(0.4)	(77.8)

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Total operating revenues
	Years ended December 31,
	2009	2010	% Change
	(in NOK millions)
Drilling Services:
Operating revenues	2,514.6	2,959.3	17.7
Reimbursables	684.8	618.3	(9.7)
Total operating revenues	3,199.4	3,577.6	11.8
Well Services:
Operating revenues	586.6	736.0	25.5
Reimbursables	38.8	15.3	(60.6)
Total operating revenues	625.4	751.3	20.1

Total operating revenues increased from NOK 3,824.8 million in the year ended December 31, 2009 to NOK 4,328.9 million in the year ended December 31, 2010, reflecting an increase of NOK 378.2 million in total operating revenues for our Drilling Services segment, and a NOK 125.9 million increase in total operating revenues in our Well Services segment.

Our Drilling Services segment’s total operating revenues increased from NOK 3,199.4 million in the year ended December 31, 2009 to NOK 3,577.6 million in the year ended December 31, 2010. The increase in total operating revenues in our Drilling Services segment reflects a NOK 444.7 million increase in operating revenues partially offset by a decline in reimbursables of NOK 66.5 million. The increase in operating revenues was due to an increase in our platform drilling operating revenues associated with the start up of the Statoil-Peregrino drilling services contract in Brazil and the ConocoPhillips Ekofisk contract in the North Sea. Reimbursables declined from NOK 684.8 million to NOK 618.3 million consistent with the decline in reimbursables expenses described below.

Total operating revenues for our Well Services segment increased from NOK 625.4 million in the year ended December 31, 2009 to NOK 751.3 million in the year ended December 31, 2010. The increase in total operating revenues in our Well Services segment reflects a NOK 149.4 million increase in operating revenues offset by a decline in reimbursables of NOK 23.5 million. The increase in operating revenues for our Well Services segment was due to an increase in operating revenues for both the well intervention services and oilfield technology divisions. The increase in well intervention services operating revenues reflects an increase of NOK 69.9 million in wireline services operating revenues associated with high utilization under a newly awarded five year contract for all of ConocoPhillips’ wireline work and the acquisition of Gray Wireline Services in December 2010 as well as an increase of NOK 52.4 million in cased hole investigation services revenues associated with the completion of jobs utilizing our new Well Performance Eye tool and its new caliper job capabilities. The increase in oilfield technology operating revenues of NOK 27.1 million reflects an increase in the provision of Peak C-Flex smart cementing completion services and in VMB plug operations. Reimbursables declined from NOK 38.8 million to NOK 15.3 million consistent with the decline in reimbursables expenses described below.

Total operating expenses

	Years ended December 31,
	2009	2010	% Change
	(in NOK millions)
Drilling Services:
Operating expenses	2,134.0	2,532.9	18.7
Reimbursables expenses	654.9	601.8	(8.1)
Depreciation and amortization	53.7	53.6	0.0
General and administrative expenses	72.2	106.4	47.4
Total operating expenses	2,914.8	3,294.7	13.0
Well Services:
Operating expenses	404.3	505.1	24.9
Reimbursables expenses	37.6	15.3	(59.3)
Depreciation and amortization	77.9	82.5	5.9
General and administrative expenses	30.9	45.6	47.6
Total operating expenses	550.6	648.5	17.8

Total operating expenses increased from NOK 3,465.5 million for the year ended December 31, 2009 to NOK 3,943.2 million for the year ended December 31, 2010, reflecting a NOK 379.9 million increase in total operating expenses for our Drilling Services segment, and a NOK 97.9 million increase in total operating expenses for our Well Services segment.

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Our Drilling Services segment’s total operating expenses increased from NOK 2,914.8 million in the year ended December 31, 2009 to NOK 3,294.7 million in the year ended December 31, 2010. The increase in total operating expenses in the Drilling Services segment reflects a NOK 398.8 million increase in operating expenses and a NOK 34.2 million increase in general and administrative expenses partially offset by a NOK 53.1 million decline in reimbursables expenses and a NOK 0.1 million decline in depreciation and amortization. The decline in our Drilling Services segment’s reimbursables expenses reflects a higher level of modification work on the Statfjord field as well as completion of the Gullfaks minimum pressure drilling project in 2009 and the loss of the BP Clair platform drilling contract in the UK. Operating expenses consist primarily of onshore and offshore personnel expenses, and repair and maintenance expenses. Operating expenses increased from NOK 2,134.0 million in the year ended December 31, 2009 to NOK 2,532.9 million in the year ended December 31, 2010 consistent with the increase in Drilling Services operating revenues described above.

Total operating expenses for our Well Services segment increased from NOK 550.6 million in the year ended December 31, 2009 to NOK 648.5 million in the year ended December 31, 2010. The increase in total operating expenses in the Well Services segment reflects a NOK 100.8 million increase in operating expenses, a NOK 4.6 million increase in depreciation and amortization and a NOK 14.7 million increase in general and administrative expenses offset by a NOK 22.3 million decline in reimbursables expenses. Operating expenses increased from NOK 404.3 million in the year ended December 31, 2009 to NOK 505.1 million in the year ended December 31, 2010 consistent with the increase in Well Services operating revenues described above. The decline in depreciation and amortization was primarily due to investment in new VMB plugs. The decline in reimbursables expenses was primarily due to completion of the Statoil contract at the end of 2009.

Total Financial Items

Interest income for the year ended December 31, 2010 was NOK 9.3 million compared to NOK 5.6 million for 2009. The increase in interest income reflects an increase in our consolidated cash balances due to a private placement made in August 2010.

Interest expenses increased from NOK 96.8 million in the year ended December 31, 2009 to NOK 132.9 million in the year ended December 31, 2010. The increase in interest expense was primarily due to the payment of arrangement fees related to funding expensed in 2010 offset by a decrease in the amount outstanding under the Credit Facility with Fokus Bank as well as the settlement of the subordinated loan from Seadrill.

Share of result in associated company was a net loss of NOK 1.9 million in the year ended December 31, 2010, compared to no share of result in associated company in the year ended December 31, 2009. The loss of NOK 1.9 million in 2010 is related to our share of result in the C6 joint venture.

In the year ended December 31, 2010, we recorded a loss of NOK 93.8 million related to other financial items. The loss was primarily due to unrealized foreign exchange losses based on an ending FX rate of NOK 5.85 to USD 1.00.

Income Taxes

Income taxes for the year ended December 31, 2010 were NOK 92.6 million compared to NOK 60.6 million for the year ended December 31, 2009. The effective tax rate increased from 25.8% in the year ended December 31, 2009 to 55.7% in the year ended December 31, 2010, principally reflecting an increase in operations in countries with higher corporate tax rates, in particular, the start up of our Brazilian operations, which are subject to a tax rate of 34%, an unrealized foreign exchange loss on Bermuda which has a statutory tax rate of 0% and a tax loss in the United States that was not recognized.

2008 Compared to 2009 – Consolidated Results

	Years ended December 31,
	2008	2009	% Change
	(NOK in millions)
Operating revenues	3,006.2	3,101.2	3.2
Reimbursables	618.5	723.6	17.0
Total operating revenues	3,624.7	3,824.8	5.5

Operating expenses	2,610.7	2,641.4	1.2
Reimbursable expenses	600.9	692.5	15.2

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Years ended December 31,
2008	2009	% Change
(NOK in millions)
Depreciation and amortization	107.4	131.6	22.5
Total operating expenses	3,319.0	3,465.5	4.4

Operating income	305.7	359.3	17.5

Interest income	25.3	5.6	(77.9)
Interest expenses	(148.3)	(96.8)	(35.6)
Other financial items	(39.0)	(33.1)	(11.8)
Total financial items	(162.0)	(124.3)	(23.3)

Income before income taxes	143.7	235.0	63.5

Income taxes	(24.7)	(60.6)	145.3
Net income	119.0	174.4	46.6

Net income attributable to the parent	122.5	176.2	40.9
Net income attributable to the non-controlling interest	(3.5)	(1.8)	(48.6)

Total operating revenues

	Years ended December 31,
	2008	2009	% Change
	(in NOK millions)
Drilling Services:
Operating revenues	2,521.5	2,514.6	(0.3)
Reimbursables	531.8	684.8	28.8
Total operating revenues	3,053.2	3,199.4	4.8
Well Services:
Operating revenues	484.7	586.6	21.0
Reimbursables	86.7	38.8	(55.2)
Total operating revenues	571.5	625.4	9.5

Total operating revenues increased from NOK 3,624.7 million in the year ended December 31, 2008 to NOK 3,824.8 million in the year ended December 31, 2009, reflecting an increase of NOK 146.2 million in total operating revenues for our Drilling Services segment and an increase of NOK 53.9 million in total operating revenues for our Well Services segment.

Our Drilling Services segment’s total operating revenues increased from NOK 3,053.3 million in the year ended December 31, 2008 to NOK 3,199.4 million in the year ended December 31, 2009. The increase in total operating revenues in the Drilling Services segment reflects a NOK 153.0 million increase in reimbursables offset by a decline in operating revenues of NOK 6.9 million. Reimbursables increased from NOK 531.8 million in 2008 to NOK 684.8 million in 2009 consistent with the increase in reimbursables expenses described below. The decline in operating revenues was due to decreased activity in the UK resulting from the loss of the BP Clair platform drilling contract and a decrease in the number of Shell’s operating rigs.

Total operating revenues for our Well Services segment increased from NOK 571.5 million in the year ended December 31, 2008 to NOK 625.4 million in the year ended December 31, 2009. The increase in total operating revenues in the Well Services segment reflects a NOK 101.9 million increase in operating revenues offset by a decline in reimbursables of NOK 47.9 million. The increase in operating revenues for our Well Services segment was due to the acquisition of Peak Well Solutions in May 2008 and the acquisition of TecWel in July 2008. Reimbursables declined from NOK 86.7 million in 2008 to NOK 38.8 million in 2009 consistent with the decrease in reimbursables expenses described below.

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Total operating expenses

	Years ended December 31,
	2008	2009	% Change
	(in NOK millions)
Drilling Services:
Operating expenses	2,268.9	2,206.2	(2.8)
Reimbursables expenses	516.9	654.9	26.7
Depreciation and amortization	42.8	53.7	25.5
Total operating expenses	2,828.6	2,914.8	3.0
Well Services
Operating expenses	341.8	435.2	27.3
Reimbursables expenses	84.0	37.6	(55.2)
Depreciation and amortization	64.6	77.9	20.6
Total operating expenses	490.4	550.6	12.3

Total operating expenses increased from NOK 3,319.0 million for the year ended December 31, 2008 to NOK 3,465.5 million for the year ended December 31, 2009, reflecting a NOK 86.2 million increase in total operating expenses for our Drilling Services segment and a NOK 60.2 million increase in total operating expenses for our Well Services segment.

Our Drilling Services segment’s total operating expenses increased from NOK 2,828.6 million in the year ended December 31, 2008 to NOK 2,914.8 million in the year ended December 31, 2009. The increase in total operating expenses in the Drilling Services segment reflects a NOK 138.0 million increase in reimbursables expenses and a NOK 10.9 million increase in depreciation and amortization offset by a NOK 62.7 million decrease in operating expenses. The increase in the Drilling Services segment’s reimbursables expenses reflects a higher level of modification work on the Statfjord field as well as work on the Gullfaks minimum pressure drilling project and a full accounting year in 2009 for Noble’s UK operations, which the Company acquired in April 2008, compared to only nine months in 2008. The increase in depreciation and amortization in 2009 resulted in part from the acquisition of Noble Corporation’s North Sea platform drilling division in April 2008 and its results not being consolidated for the entire year. Operating expenses consist primarily of onshore and offshore personnel expenses, and repair and maintenance expenses. Operating expenses declined from NOK 2,268.9 million in 2008 to NOK 2,206.2 million in 2009 consistent with the decrease in Drilling Services operating revenues described above.

Total operating expenses for our Well Services segment increased from NOK 490.4 million in the year ended December 31, 2008 to NOK 550.6 million in the year ended December 31, 2009. The increase in total operating expenses in the Well Services segment reflects a NOK 93.4 million increase in operating expenses and a NOK 13.3 million increase in depreciation and amortization offset by a NOK 46.4 million decrease in reimbursables expenses. Operating expenses increased from NOK 341.8 million in 2008 to NOK 435.2 million in 2009. Due to difficult economic conditions existing between 2008 and mid-2010, we had to make some one-time decisions in respect of economic pricing of material contracts. This had the effect of decreasing margins on certain commercial arrangements during this period but is not reflective of our long-term pricing and is not expected to be a recurring factor. The increase in depreciation and amortization in 2009 resulted from the acquisition of Peak Well Solutions and TecWel in May and June 2008, respectively, and their results not being consolidated for the entire year. The decline in reimbursables expenses was primarily due to a decrease in purchases on behalf of customers, and was linked to the decrease in reimbursable revenue.

Total financial items

Interest income for the year ended December 31, 2009 was NOK 5.6 million compared to NOK 25.3 million in 2008. The decrease in interest income reflects a decline in interest rates between 2008 and 2009.

Interest expenses decreased from NOK 148.3 million in 2008 to NOK 96.8 million in 2009. The decline in interest expense was primarily due to a decline in interest rates on our Fokus Bank credit facility and its subordinated loan from Seadrill. The weighted average interest rate for the loans was 4.55% in 2009 compared to 7.24% in 2008. The decrease in interest rates was partially offset by increased borrowings under the Fokus Bank credit facility in 2009.

In the year ended December 31, 2009, we recorded a loss of NOK 33.1 million related to other financial items. The loss was due to a weakening of the British pound against the Norwegian krone resulting in a gain related to an intra-group loan denominated in British pounds.

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Income taxes

Income taxes for the year ended December 31, 2009 were NOK 60.6 million compared to NOK 24.7 million for the year ended December 31, 2008. The effective tax rate increased from 17.2% in 2008 to 25.8% in 2009, principally reflecting increases in taxable income in tax jurisdictions with higher tax rates.

Inflation

Our business transactions are denominated primarily in NOK. Management believes that inflation has not had a material effect on our results of operations.

B. Liquidity and Capital Resources

Overview

Our historical sources of liquidity have been cash generated from operations, credit facilities provided by major financial institutions, equity issuances and shareholder loans. Cash generated from operations continues to be our primary source of funds to finance operating needs, capital expenditures and debt service. We had cash and cash equivalents of NOK 1,023.6 million as of December 31, 2010, compared to NOK 236.7 million at December 31, 2009.

Management believes that our ability to obtain funding from the sources described above will continue to provide the cash flows necessary to satisfy our present working capital requirements and capital expenditure requirements, as well as meet our debt repayments and other financial commitments for the next 12 months.

Cash Flows from Operating Activities

Net cash provided by operating activities during the year ended December 31, 2010 was NOK 305.2 million, compared to NOK 343.7 million for the year ended December 31, 2009 and NOK 372.6 million for the year ended December 31, 2008. Operating cash flows are affected primarily by net income and movement in working capital. In particular, during 2008, our first full year of operations, both trade accounts receivable and trade accounts payable grew significantly by NOK 215.5 million and NOK 356.9 million, respectively. These numbers were significantly reduced in 2009 as a result of enhancements of our accounts receivable and accounts payable management function. In addition, in 2008, our customers took longer to pay outstanding invoices, which management believes was largely due to the effect of the credit crisis and the corresponding slowdown in the oil and gas exploration and production industry. Operating cash flow performance in the year ended December 31, 2010 principally reflects an increase in net working capital.

Cash Flows from Investing Activities

Net cash used in investing activities was NOK 1,148.2 million for the year ended December 31, 2010, compared to NOK 168.0 million for the year ended December 31, 2009 and NOK 1,104.9 million for the year ended December 31, 2008. The cash outflow for the year ended December 31, 2010 was substantially higher than that for the year ended December 31, 2009, mainly due to the acquisitions of Rig Inspection Services, Romeg Holdings and Gray Wireline. In 2009, the net cash outflows were primarily related to routine purchases of drilling equipment. In 2008, investing cash flows included the acquisition of subsidiaries referred to in “Acquisitions” above as well as payments for the construction of our modular rig, which we anticipate will be delivered in the second half of 2011.

Cash Flows from Financing Activities

In the year ended December 31, 2010, net cash provided by financing activities was NOK 1,630 million, as compared to net cash used in financing activities of NOK 194.1 million in the year ended December 31, 2009. This increase in cash received from financing activities is attributable to the proceeds from issuance of equity. Net cash provided by financing activities was NOK 856.0 million in 2008. Cash flows from financing activities principally reflect our acquisition of Seadrill’s well services division, which was financed through a combination of an equity issuance of NOK 1,148 million (net of issuance costs) and a long-term bank facility of NOK 750 million. In addition, in 2008, we received NOK 191.6 million from a private placement of shares to external investors, which was used to partially finance the acquisition of subsidiaries.

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Description of Indebtedness

Our debt facilities comprise a revolving credit facility and a shareholder loan.

Revolving Credit Facility Agreement

On September 7, 2010, we entered into a NOK 1,500 million Revolving Credit Facility with Fokus Bank, the Norwegian branch of Danske Bank AS, replacing the NOK 1,500 million Senior Bank Debt Facility outstanding as at June 30, 2010, the proceeds of which will be used for general corporate purposes, capital expenditures, working capital and the issuance of guarantees to support contract performance obligations and other operating requirements. The facility is divided into two tranches. The first tranche, Tranche A, is for NOK 1,215 million, while the second tranche, Tranche B, is for NOK 285 million. Both tranches have a final maturity date of 12 months from the date of signing of the agreement. The interest rate of the tranches is the aggregate of LIBOR, NIBOR or EURIBOR, plus 2.50%, plus mandatory costs, if any. The facility can be drawn in several currencies, including NOK.

The NOK 1,500 million Revolving Credit Facility Agreement contains events of default which include payment defaults, breach of financial covenants, breach of other obligations, breach of representations and warranties, insolvency, illegality, unenforceability, conditions subsequent, curtailment of business, claims against an obligor’s assets, appropriation of an obligor’s assets, cross-defaults to other indebtedness in excess of NOK 5 million, material adverse effect, and material litigation. As of December 31, 2010, approximately NOK 1,000 million and EUR 14 million (approximately $185 million) of the facility had been drawn.

Our Revolving Credit Facility Agreement contains certain financial covenants, including, among others:

•	our ratio of consolidated total net debt to consolidated EBITDA cannot exceed 3.0;

•	our ratio of equity to total assets must be at least 25%.

Multicurrency Term and Revolving Facility Agreement

In November 2010, we entered into a $550 million (approximately NOK 3,263 million) Multicurrency Term and Revolving Facility Agreement with Danske Bank AS, DnB NOR Bank AS, Swedbank AB and Nordea Bank Norge ASA as original lenders. The purpose of the facility is to refinance our existing NOK 1,500 Revolving Credit Facility Agreement described above, to finance general corporate purposes, to partially finance the cash option payable to Allis-Chalmers’ shareholders as part of the merger, and to refinance existing indebtedness in Allis-Chalmers and its subsidiaries.

The facility is divided into three tranches. The first tranche, Tranche A, is for $250 million, the second tranche, Tranche B, is for $85 million and the third tranche, Tranche C, is for $215 million. The final maturity date of all three tranches is five years from the signing date of the agreement.

The interest rate of the tranches is the aggregate of LIBOR, NIBOR or EURIBOR, plus between 2.00% and 3.00% per annum, depending on the ratio of Net Interest Bearing Debt to EBITDA, plus mandatory costs, if any.

Loans made under the Multicurrency Term and Revolving Facility Agreement will be secured by (i) pledges of our shares in Seawell Norge AS, Seawell AS, Seawell Ltd. UK, Seawell Oil Tools AS, Allis-Chalmers Energy Inc. and Gray Wireline Services Inc., (ii) guarantees provided by certain of these same subsidiaries and (iii) assignment of various intercompany loans. As at December 31, 2010, the assets of these material subsidiaries comprised NOK 3,270.8 million, or 56% of our total assets.

Our Multicurrency Term and Revolving Facility Agreement contains certain financial covenants, including, among others:

•	our total consolidated net interest bearing debt cannot exceed 3.0x EBITDA;

•	our ratio of equity to total assets must be at least 30.0%;

•	we must maintain the higher of $30 million and 5% of interest bearing debt in freely available cash (including undrawn committed credit lines); and

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•	our capital expenditure for each year cannot exceed $175,000,000, plus any capital expenditure for the newbuilding modular rig to be delivered in the second half of 2011.

The Revolving Credit Facility Agreement contains events of default which include payment defaults, breach of financial covenants, breach of other obligations, breach of representations and warranties, insolvency, illegality, unenforceability, curtailment of business, claims against an obligor’s assets, appropriation of an obligor’s assets, failure to maintain listing of our shares on an exchange, material adverse effect, repudiation and material litigation.

As of April 25, 2011, we were in compliance with all of the covenants under its Multicurrency Term and Revolving Credit Facility Agreement.

Management believes that our cash balances of NOK 1,023.6 million as of December 31, 2010, should provide sufficient liquid resources and working capital to meet our present and future operating requirements. The Multicurrency Term and Revolving Credit Facility, with up to $550 million (approximately NOK 3,263 million) available for drawing will provide additional liquid resources and working capital.

Application of Critical Accounting Policies, Estimates and Judgments

Significant accounting policies are described in Note 2 to the Financial Statements. The preparation of financial statements requires management to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and on various other assumptions that management believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of revision and future periods if the revision affects both current and future periods.

Management has identified the policies below as critical to our business operations and the understanding of our results of operations. The impact and any associated risks related to these policies on our business operations are discussed throughout “Operating and Financial Review and Prospects” where such policies affect our reported and expected financial results. For a detailed discussion on the application of these and other accounting policies, see Note 2 to the Consolidated Financial Statements included elsewhere in this document. Management’s preparation of the information in this section requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Receivables

Receivables, including accounts receivable and unbilled revenue, are recorded in the balance sheet at their full amount less allowance for doubtful receivables. We establish reserves for doubtful receivables on a case-by-case basis. In establishing these reserves, management considers changes in the financial position of the customer. Uncollectible trade accounts receivable are written off when a settlement is reached for an amount that is less than the outstanding historical balance.

Revenue Recognition

We recognize revenue for services and products when purchase orders, contracts or other persuasive evidence of an arrangement with the customer exist, the price is fixed or determinable, collectability is reasonably assured and services have been performed. Revenue from contract services performed on an hourly, daily or monthly rate basis is recognized as the service is performed.

All known or anticipated losses on contracts are provided for when they become evident.

Reimbursements for the purchase of supplies, equipment, personnel services and other services provided at the request of our customers in accordance with a contract or agreement are recorded as revenue when incurred. The related costs are recorded as reimbursable expenses when incurred.

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Impairment of long-lived assets, including fixed asset and intangible asset

Whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be appropriate, we assess recoverability of the carrying value of the asset by estimating the undiscounted future net cash flows expected to result from the asset, including eventual disposal. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and fair value.

Goodwill

We allocate the cost of acquired businesses to the identifiable tangible and intangible assets and liabilities acquired, with any remaining amount being capitalized as goodwill. Goodwill is tested for impairment at least annually at the reporting unit level, which is defined as an operating segment or a component of an operating segment that constitutes a business for which financial information is available and is regularly reviewed by management. We have determined that our reporting units are the same as the operating segments for the purpose of allocating goodwill and the subsequent testing of goodwill for impairment. The goodwill impairment test requires us to compare the fair value of its reporting units to their carrying value. In the event that the fair value is less than carrying value, we must perform an exercise similar to a purchase price allocation in a business combination in order to determine the amount of the impairment charge.

We perform our annual test of goodwill impairment as of December 31 for each reporting segment, based on a discounted cash flow model. When testing for impairment management has used expected future cash flows using contract day rates during the contract periods. For periods after expiry of the contract periods, day rates have been forecasted based on estimates regarding future market conditions, including zero escalation of day rates. The estimated future cash flows have been calculated based on remaining asset lives. The estimated cash flows have been discounted using a weighted average cost of capital. We had no impairment of goodwill for the years ended December 31, 2010, 2009 and 2008 as the net present value of the estimated future cash flows justify the book value of goodwill. Management has also performed a sensitivity analysis using different scenarios regarding future cash flows, remaining asset lives and discount rates showing acceptable tolerance to changes in underlying assumptions in the impairment model before changes in assumptions would result in impairment.

Purchase Price Allocation of Acquired Businesses

Management allocates the purchase price of acquired businesses to the identifiable assets and liabilities of the businesses, post acquisition, based on estimated fair values. The excess of the purchase price over the amount allocated to the assets and liabilities, if any, is recorded as goodwill. We may engage third-party appraisal firms and valuation experts to assist in the determination of the estimated fair value of identifiable assets and liabilities. Management’s judgments and estimates for the allocation of purchase price are based on information available during the measurement period. These judgments and estimates can materially impact our financial position as well as our results of operations.

Income taxes

Seawell Limited is a Bermuda company. Under current Bermuda law, we are not required to pay taxes in Bermuda on either income or capital gains. We have received written assurance from the Minister of Finance in Bermuda (the “Minister of Finance”) under the Exempted Undertakings Tax Protection Act 1966 of Bermuda (the “Exempted Undertakings Act”) that, in the event of any such taxes being imposed, the Company will be exempted from taxation until March 28, 2016. The Government of Bermuda has recently amended the Exempted Undertakings Act to extend the period for which the Minister of Finance may grant an assurance from March 28, 2016 to March 31, 2035. The existing assurance received by us remains valid until March 28, 2016; however, we can now apply to the Minister of Finance for an assurance pursuant to the Exempted Undertakings Act lasting until March 31, 2035. We intend to apply to the Minister of Finance for such an extended assurance. Certain of our subsidiaries operate in other jurisdictions where taxes are imposed, mainly Norway and the UK. Consequently income taxes have been provided in respect of taxes in such jurisdictions.

Significant judgment is involved in determining the provision for income taxes across the Company and its subsidiaries. There are certain transactions for which the ultimate tax determination is unclear due to uncertainty in the ordinary course of business. We recognize tax liabilities based on estimates of whether additional taxes will be due.

Income tax expense consists of taxes currently payable and changes in deferred tax assets and liabilities calculated according to local tax rules. Deferred tax assets and liabilities are based on temporary differences that arise between the carrying values for financial reporting purposes and the amounts used for taxation purposes of assets and liabilities and the future tax benefits of tax loss carry forwards.

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A deferred tax asset is recognized only to the extent that it is more likely than not that future taxable profits will be available against which the asset can be utilized. The amount of deferred tax provided is based upon the expected manner of settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date. The impact of tax law changes is recognized in periods when the change is enacted or substantially enacted.

Defined benefit pension plans

We have several defined benefit plans which provide retirement, death and termination benefits. Our net obligation is calculated separately for each plan by estimating the amount of the future benefit that employees have earned in return for their cumulative service.

The projected future benefit obligation is discounted to its present value, and the fair value of any plan assets is deducted. The discount rate is the market yield at the balance sheet date on government bonds in the currency and based on terms consistent with the post-employment benefit obligations. The retirement benefits are generally a function of years of employment and amount of compensation. The plans are primarily funded through payments to insurance companies. We record our pension costs in the period during which the services are rendered by the employees. Actuarial gains and losses are recognized in the income statement when the net cumulative unrecognized actuarial gains or losses for each individual plan at the end of the previous reporting year exceed 10% of the higher of the present value of the defined benefit obligation and the fair value of plan assets at that date. These gains and losses are recognized over the expected remaining working lives of the employees participating in the plans. Otherwise, recognition of actuarial gains and losses is not recognized in the income statement. On December 31, 2006, we adopted amended recognition and disclosures provisions, which require the recognition of the funded status of the plan in the balance sheet with a corresponding adjustment to accumulated other comprehensive income. The adjustment to other comprehensive income represents the net unrecognized actuarial losses and unrecognized prior service costs, all of which were previously netted against the plans’ funded status on the balance sheet. These amounts will continue to be recognized as net periodic pension cost pursuant to our historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic pension cost in the same periods will be recognized as a component of other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic pension cost on the same basis as the amounts recognized in accumulated other comprehensive income.

C. Research and Development, Patents and Licenses, etc.

Research and Development

Our research and development programs have concentrated on the requirements of our clients, who are constantly seeking to develop oil and gas reserves in more demanding environments, and on increasing the efficiency of our equipment and operations. We have research and development programs aimed at developing new technologies and extending existing technologies for the provision of platform drilling and well intervention services. Our research and development activities are typically carried out internally using both dedicated research personnel and as part of specific projects. External research and development is performed either through strategic technological alliances or via joint industry collaborative projects, where appropriate.

The table below sets forth information on our research and development expenditures during the years ended December 31, 2008, 2009 and 2010.

Years ended December 31,
2008	2009	2010
(in NOK millions)
25.6	29.1	33.2

Intellectual Property

We own or have a right to use a number of patents and trademarks, as well as software and other intellectual property to support its operational activities. A limited number of our patents are held in common with other industrial partners. We also conduct some of our operations under licensing agreements allowing us to make use of specific techniques or equipment patented by third parties. However, no one patent or technology is responsible for a significant percentage of revenue.

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D. Trend Information

The oilfield services industry is highly cyclical. The most critical factor in assessing the outlook for the industry is the worldwide supply and demand for oil and natural gas. The peaks and valleys of demand are further apart than those of many other cyclical industries. This is primarily a result of the industry being driven by commodity demand and corresponding price increases. As demand increases, producers raise their prices. The price escalation enables producers to increase their capital expenditures. The increased capital expenditures ultimately result in greater revenues and profits for services and equipment companies. The increased capital expenditures also ultimately result in greater production which historically has resulted in increased supplies and reduced prices.

The slowdown in the world economy following the credit crisis in the latter part of 2008 adversely affected activity levels in most areas of the offshore drilling industry. Although oil and gas prices increased significantly through 2010, oil companies retain a cautious attitude regarding the sustainability of the short-term price recovery. As such, and in spite of the fact that most oil companies express confidence in the long-term outlook for their business, uncertainty persists surrounding investment in exploration and production activities, resulting in postponement of drilling activities.

We experience significant competition in all areas of our business. In general, the markets in which we compete are highly fragmented, and a large number of companies offer services that overlap and are competitive with our services and products. Our management believes that the principal competitive factors are technical and mechanical capabilities, management experience, past performance and price. While we have considerable experience, there are many other companies that have comparable skills. Many of our competitors are larger and have greater financial resources than we do.

A significant portion of our revenue is generated from work performed in the North Sea, where adverse weather conditions during the winter months usually result in low levels of activity, although this is less apparent than in the past due to technological advances. Further, in Brazil, where we also generate revenue from operations, adverse weather conditions affect our results of operations.

The trends discussed in this Item 5.D. “Trend Information” are subject to risks and uncertainties. See “Part I – Special Note Regarding Forward-Looking Statements.”

E. Off-Balance Sheet Arrangements

Historically, we have not used special-purpose vehicles or similar financing arrangements. In addition, we do not have any off-balance sheet arrangements with any of our affiliates or with any unconsolidated entities.

F. Tabular Disclosure of Contractual Obligations

As of December 31, 2010, our contractual cash obligations for future periods were as follows:

	Payments Due
	Less than 1 year	1-3 Years	3-5 Years	After 5 Years	Total
	(NOK in millions)
Debt Obligations(1)	1.6	—	1,109.2	—	1,110.8
Interest Expenses(2)	64.8	129.7	108.1	—	302.6
Finance Lease Obligations	9.6	14.7	4.7	—	29.0
Operating Lease Obligations	72.8	113.7	83.2	76.2	345.9
Purchase Obligations	235.4	—	—	—	235.4
Total	384.2	258.1	1,305.2	76.2	2,023.7
_______________________
Notes:
(1)
In November 2010, we entered into a $550 million Multicurrency Term and Revolving Facility Agreement in order to refinance our NOK 1,500 million Revolving Credit Facility entered into on September 7, 2010. The amounts outstanding under the Revolving Credit Facility represented all of our debt obligations as at December 31, 2010. As at December 31, 2010, NOK 1,000 million at an annual interest rate of 5.37% and EUR 14 million at an annual interest rate of 3.796% were outstanding under the Multicurrency Term and Revolving Facility Agreement.

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(2)	Estimated based on currently applicable interest rate.

G. Safe Harbor

See Part I “Cautionary Statement Regarding Forward-Looking Statements.”

Item 6    Directors, Senior Management and Employees

A. Directors and Senior Management

Directors

Overall responsibility for our management and the management of our subsidiaries rests with our board of directors. Our Bye-Laws provide that our board of directors consist of at least two directors, with the board currently consisting of nine members, four of whom were appointed in February 2011. The following table sets forth the members of our board of directors as of the date of this annual report:

Name	Age	Position
Saad Bargach(1)	53	Chairman of the Board
Frederick Halvorsen	37	Deputy Chairman of the Board
Tor Olav Trøim	47	Director
John Reynolds(1)(2)	40	Director
Alejandro P. Bulgheroni(1)	67	Director
Giovanni Dell’Orto(1)	66	Director
Cecilie Fredriksen	27	Director
Kate Blankenship(2)	45	Director
Jørgen Rasmussen	52	Director
_______________________
Note:
(1)        Appointed in February 2011 as a result of the merger with Allis-Chalmers
(2)        Audit committee member

Saad Bargach has served as Chairman of the Board since February 2011, following the merger with Allis-Chalmers. Prior to the merger, Mr. Bargach served as a director of Allis-Chalmers from June 2009 to February 2011. Mr. Bargach is a Managing Director at Lime Rock Partners, or Lime Rock. Prior to joining Lime Rock, Mr. Bargach worked for more than 25 years at Schlumberger Inc., or Schlumberger. Most recently, he served as Schlumberger’s Chief Information Officer and, from July 2004 to March 2006, as President, Well Completions & Productivity Group, which included Artificial Lift, Completions, Testing, Subsea and Sand Management Services. During his career at Schlumberger, Mr. Bargach also served as President of Consulting & Systems Integration for Schlumberger Sema in several European locations; as President of the Drilling & Measurements division with worldwide responsibility for drill bits, directional drilling, measurements-while-drilling, and logging-while-drilling services; and as the Cairo-based President, Oilfield Services for Africa and Near East. Mr. Bargach has a bachelor’s degree in electrical engineering and a master’s degree in control systems. He is also a member of the Board of the American Productivity and Quality Center and currently serves on the board of directors of Gas2 Limited, an Aberdeen-based oil service technology company, Tiway Oil, a Dubai-based oil and gas producing company, Expert Petroleum, a Bucharest-based production enhancement company, ITS International Tubular Services, an Aberdeen-based oilfield services global company, Omni Oil Technology Holdings Limited, a Dubai-based oilfield services technology company, and Xtreme Oil Drilling, an Alberta-based oil services technology provider.

Fredrik Halvorsen has served as Deputy Chairman of the Company since February 2011 and as a director of the Company since October 2010. Mr. Halvorsen is a director of Deep Sea Supply Plc, where he has served since October 2010. Mr. Halvorsen is currently employed by Frontline Corporate Services Ltd. Prior to joining Frontline, Mr. Halvorsen served as CEO of Tandberg ASA, as Senior Vice President of Cisco Systems Inc. and as the leader of McKinsey & Company’s Southeast Asia Corporate Finance Practice. Mr. Halvorsen graduated from the Norwegian School of Economics and Business Administration with a degree in business administration and from the J.L. Kellogg Graduate School of Management with a master's degree in finance.

Tor Olav Trøim has served as a director of the Company since its incorporation in August 2007. From August 2007 to February 2011, Mr. Trøim also served as Deputy Chairman of the Company. Mr. Trøim is Vice-President and a director of Seadrill, where he has served since May 2005. Mr. Trøim graduated as M.Sc. Naval Architect from the University of Trondheim, Norway in 1985. From 1987 to 1990, Mr. Trøim served as Portfolio Manager Equity for Storebrand ASA and, from 1992 to 1995, he was Chief Executive Officer of Norwegian Oil Company DNO AS. Mr. Trøim serves as a director of four Oslo Stock Exchange listed companies, Golden Ocean Group Limited, Golar LNG Energy Limited, Aktiv Kapital ASA and Marine Harvest ASA.

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Mr. Trøim served as a director of Frontline Ltd from November 1997 until February 2008. He also has acted as Chief Executive Officer for Knightsbridge Tankers Limited, a Bermuda company listed on the Nasdaq Global Select Market, until September 2007 and for Golar until April 2006.

John Reynolds has served as a director of the Company since February 2011, following the merger with Allis-Chalmers. Prior to the merger, Mr. Reynolds was a director of Allis-Chalmers from June 2009 to February 2011. Mr. Reynolds co-founded Lime Rock Partners in 1998, where he is currently a Managing Director. Mr. Reynolds remains an active member of the Lime Rock investment team, investigating and executing primarily energy service investment opportunities worldwide. Prior to co-founding Lime Rock, Mr. Reynolds worked at Goldman Sachs where he spent six years in the Investment Research Department and had senior analyst responsibility for global oil service sector research and was one of the top-rated analysts in the sector. He currently serves on the board of directors of Tesco Corporation, EnerMech, Ltd., Revelation Energy Holdings, LLC, Omni Oil Technology Holdings Limited and VEDCO Holdings, Inc. He previously served on the board of directors of Hercules Offshore, Inc., Eastern Drilling ASA, IPEC, Ltd., Noble Rochford Drilling, Ltd., Patriot Drilling, Roxar ASA, Sensa, Ltd., and Torch Offshore Inc. Mr. Reynolds is a graduate of Bucknell University, where he received his B.A.

Alejandro P. Bulgheroni has served as a director of the Company since February 2011, following the merger with Allis-Chalmers. Prior to the merger, Mr. Bulgheroni was a director of Allis-Chalmers from August 2006 to February 2011. Mr. Bulgheroni has served as the Chairman of the Management Committee of Pan American Energy LLC, an oil and gas company, since November 1997. He also served as the Chairman of Bridas SAPIC from 1988 until 1997. Mr. Bulgheroni has served as Vice-Chairman and Executive Vice-President of Bridas Corporation since 1993, where he is also a director. He also serves as Chairman, President and CEO of Associated Petroleum Investors Ltd., an international oil and gas holding company, as Chairman and President of Global Oilfield Holdings Ltd., as Chairman of Beusa Energy, Inc. and as President and CEO of Nuevo Manantial S.A. and Agroland S.A. Mr. Bulgheroni is a member of the Petroleum and Gas Argentine Institute and of the Society of Petroleum Engineers (USA), Vice-President of the Argentine Chamber of Hydrocarbons Producers, Vice-President of the Argentine-Uruguayan Chamber of Commerce, Counselor of the Argentine Business Council for Sustainable Development and Vice-President of the Educando Foundation (Argentina). Mr. Bulgheroni is a graduate of the University of Buenos Aires with a degree in industrial engineering.

Giovanni Dell’Orto has served as a director of the Company since February 2011, following the merger with Allis-Chalmers. Prior to the merger, Mr. Dell’Orto served as a director of Allis-Chalmers from June 2009 to February 2011. Mr. Dell’Orto was President and Chief Executive Officer of DLS Drilling, Logistics & Services Corporation (then a subsidiary of Bridas Corporation) from 1994 to August 2006. Following Allis-Chalmers’ purchase of DLS, he served as Vice Chairman of DLS Argentina Limited. He is a member of the board of directors and the executive committee of Energy Developments and Investments Corporation, or EDIC, supervising EDIC’s gas marketing activities in Europe and other upstream projects in North Africa. He is also a non-executive member of the board of directors of Gas Plus S.p.a., an Italian company listed on the Milan Stock Exchange. Prior to joining Bridas and DLS in 1994, he worked for 23 years with ENI in Italy, holding various positions. Mr. Dell’Orto has also served as the Chairman and CEO of Saipem and is a former member of the board of directors of ENI, Agip and Snam.

Cecilie Fredriksen has served as a director of the Company since September 2008. Ms. Fredriksen is currently employed by Frontline Corporate Services in London, where she has served as an investment director since 2007. Her responsibilities include providing the group with strategic and investment advice in addition to administrative day-to-day services. Ms. Fredriksen has been a director of Aktiv Kapital ASA since 2006, Golden Ocean Group Limited, an affiliated company of Seadrill, since September 2008 and Ship Finance International Limited, an affiliated company of Seadrill, since November 2008 and Frontline Ltd since September 2010. Ms. Fredriksen also serves as a director of Marine Harvest ASA and Marine Harvest Ireland and has been a director of Northern Offshore Ltd. since February 2010. She received a BA in Business and Spanish from the London Metropolitan University in 2006.

Kate Blankenship has served as a director of the Company since the Company’s incorporation in August 2007. Mrs. Blankenship has also served as a director of Seadrill since 2005 and as a director of Frontline Ltd., an affiliated company of Seadrill, since 2004. Mrs. Blankenship joined Frontline Ltd. in 1994 and served as its Chief Accounting Officer and Secretary until October 2005. Mrs. Blankenship has been a director of Ship Finance International Limited, an affiliated company of Seadrill, since October 2003. Mrs. Blankenship has also served as a director of Independent Tankers Corporation Limited since February 2008, Golar LNG Limited since July 2003 and Golden Ocean Group Limited, an affiliated company of Seadrill, since November 2004.  Mrs. Blankenship served as Chief Financial Officer of Knightsbridge Tankers Limited from April 2000 to September 2007 and as its Secretary from December 2000 to March 2007. She is a member of the Institute of Chartered Accountants in England and Wales.

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Jørgen Rasmussen has served as a director of the Company since its incorporation in August 2007. From August 2007 to February 2011, Mr. Rasmussen also served as the Chairman of the Board of the Company. Prior to joining the Company, Mr. Rasmussen was employed by Schlumberger Limited for 25 years. From 1998 to 2001, Mr. Rasmussen served as General Manager of Schlumberger’s Scandinavian office. From 2001 to 2003, he served a President and Chief Executive Officer of Schlumberger Smart Cards. From 2003 to 2005, he was Chief Executive Officer of Atos Origin Northern Europe and from 2005 to 2007, he served as Vice President of WesternGeco. He has held various board positions in industry associations and oilfield companies and holds a M.Sc. in Geology and Geophysics from the University of Aarhus, Denmark.

Management and Executive Officers

The individuals in the Seawell group’s executive management team with major areas of responsibility for our day-to-day management requirements are:

Name	Age	Position
Jørgen Rasmussen	52	Chief Executive Officer & President, Seawell Management Limited
Thorleif Egeli	47	Chief Operating Officer and Executive Vice-President, Archer Management (US) LLC
Lars Bethuelsen	47	Chief Financial Officer, Seawell Management AS
Max Bouthillette	42	Executive Vice President and General Counsel, Archer Management (US) LLC
Gunnar Lemvik	45	Senior Vice President, Human Resources, Seawell Management AS

Thorleif Egeli served as Chief Executive Officer of Seawell Management AS from October 2009 to December 2010, and has served as Chief Operating Officer of Archer Management (US) LLC since January 1, 2011. Prior to joining Seawell Management AS, Mr. Egeli was employed by Schlumberger Limited, where he served in a variety of positions since 1993. From 2007 to 2009, Mr. Egeli served as Vice President, Schlumberger North America and from 2004 to 2007, he served as Marketing Director North Sea. Prior to 2004, Mr. Egeli held management positions within Schlumberger as Managing Director Dowell Norge A.S., QHSE Manager East Asia and as country manager in Well Services and Drilling Fluids. Mr. Egeli holds a degree in mechanical engineering from the Norwegian Technical University and an MBA from Erasmus School of Management in Rotterdam.

Lars Bethuelsen has served as the Chief Financial Officer of Seawell Management AS since 2007. In addition, he currently serves on the board of directors of several of our subsidiaries. Prior to joining Seawell Management AS, Mr. Bethuelsen held several senior positions at Smedvig and Seadrill, including finance manager for Smedvig Asia and, most recently, commercial manager of Seadrill. Mr. Bethuelsen has a degree in finance from the University of Stavanger.

Max Bouthillette has been Executive Vice President and General Counsel of Archer Management (US) LLC since August 6, 2010. Prior to this, Mr. Bouthillette was employed for the last 16 years by BJ Services, Schlumberger Limited and the U.S. national law firm of Baker Hostetler LLP. His professional experience includes serving as Chief Compliance Officer and Associate General Counsel for BJ Services from 2006 to 2010, as a partner with Baker Hostetler LLP from January 2004 to 2006, and in several positions with Schlumberger in North America, Asia, and Europe from 1998 to December 2003. Mr. Bouthillette holds a degree in Accounting from Texas A&M University and a Juris Doctorate from the University of Houston Law Center.

Gunnar Lemvik has served as the Senior Vice President, Human Resources of Seawell Management AS since January 2009. From 2005 to 2009, Mr. Lemvik served as HR director, North Europe & Canada for Acergy S.A. Mr. Lemvik has served as an officer in the Norwegian armed forces and has a degree in law with specialization in labor and company law from the University of Oslo awarded in 1993.

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B. Compensation

Compensation for our directors is generally determined by the affirmative vote of a majority of our shareholders. However, any director who, by request, goes or resides abroad for any purposes related to the Seawell group or who performs services which in the opinion of our board of directors go beyond the ordinary duties of a director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as our board of directors may determine.

The table below sets forth remuneration paid to our directors, executive officers and other key personnel for the year ended December 31, 2010.

	Year ended December 31, 2010
	Salary and bonus payment	Income from exercised options	Total
	(NOK in thousands)
Board of Directors	2,750.0	—	2,750.0
Chief Executive Officer of Seawell Management AS	3,491.6	—	3,491.6
Other key personnel(1)	5,190.3	1,719.2	6,909.5
Total	11,431.9	1,719.2	13,151.1
_______________________
Note:
(1)	Other key personnel consists of the Chief Financial Officer—Seawell Management AS, Director Human Resources—Seawell Management AS and Executive Vice President and General Counsel.

The total amount of compensation accrued by our directors and executive officers was NOK 13.2 million in 2010 compared to NOK 10.3 million in 2009 and NOK 9.7 million in 2008. In addition, in 2010, we paid premiums totaling NOK 285,000 in respect of pension arrangements for certain members of our management.

The Chief Executive Officer has a bonus arrangement based on achieving specific targets. The maximum amount of the bonus is limited to 50% of the CEO’s annual salary. Other key personnel have similar bonus arrangements with various limits.

Pursuant to the Chief Executive Officer’s employment contract, in the event the Chief Executive Officer resigns at the request of our board of directors, he will receive compensation equal to 18 months salary.

For a description of share options granted to our senior management and directors see Item 6.E. “Share Ownership.”

C. Board Practices

Audit Committee

The audit committee, which is comprised of two directors, Kate Blankenship and John Reynolds, is responsible for ensuring that we have an independent and effective internal and external audit system. The audit committee supports our board of directors in the administration and exercise of our responsibility for supervisory oversight of financial reporting and internal control matters and to maintain appropriate relationships with our auditors. The audit committee charter details the terms of reference for the audit committee. The company’s auditor meets the audit committee annually regarding the preparation of the annual accounts. The audit committee holds separate discussions with our external auditor on a quarterly basis without executive management being present. The scope, resources and the level of fees proposed by the external auditor in relation to the group’s audit are approved by the audit committee.

The audit committee recognizes that it is occasionally in our interests to engage our auditor to undertake certain other non-audit assignments. The appointment of the Company’s auditor is approved at our annual general meeting. Fees paid to the auditor for audit services are approved by our board of directors.

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Corporate Governance Requirements

As a company incorporated in Bermuda, we are subject to Bermuda laws and regulations with respect to corporate governance. Bermuda corporate law is to a great extent based on English law. In addition, the listing of our common shares on the Oslo Stock Exchange subjects the Company to certain aspects of Norwegian securities law, which include the requirement to adhere to the Norwegian Code of Practice for Corporate Governance, or the Code.

We are committed to ensuring that high standards of corporate governance are maintained and support the principles set out in the Code. Our corporate governance policies and procedures are explained below in the format of how it currently addresses the principles of corporate governance as set out in the sections identified in the Code.

We endeavor to comply with the Code and generally to maintain high standards of corporate governance and are committed to ensure that all shareholders of the company are treated equally.

It is the opinion of our board of directors that we in all material respects comply with the Code, subject to the following:

1.
The board’s mandate to increase our issued share capital is limited to the extent of our authorized share capital in accordance with our Memorandum of Association and Bye-Laws. This is in accordance with Bermuda law. Our authorized capital is currently $1,200,000,000, divided into 600,000,000 shares of a par value of $2.00 each, of which 225,400,050 shares were issued and outstanding at December 31, 2010.

2.
The appointment of a nomination committee is not a requirement under Bermuda law, and we have so far not seen sufficient reason to appoint such a committee. However, prior to proposing candidates to the annual general meeting for election to the board, the board seeks to consult with our major shareholders. The board further endeavors to ensure that it is constituted by directors with a varied background and with the necessary expertise and capacity. We do not have a corporate assembly.

3.
The directors are elected by our shareholders at the annual general meeting and each director holds office until the next annual general meeting following his or her election or until a successor is elected. The directors serving on the board are encouraged to hold our shares as the board believes it encourages a common financial interest between the members of the board and our shareholders. However, there is no requirement at law or in our Bye-Laws that our directors own our shares.

4.	Our chief executive officer, Mr. Jørgen Rasmussen, has also been appointed a director.

5.
Our Bye-Laws permit the board to approve the granting of share options to employees. A total of 6,507,000 share options (including the 2010 program and excluding forfeited options) have been granted to employees since October 1, 2007.

6.
Where it is considered beneficial for us that any of our directors, by request, go or reside abroad for any purposes related to our business or perform services which go beyond the ordinary duties of a director (e.g., in situations where the director has special expertise), the director may receive extra remuneration for such services (whether by way of salary, commission, participation in profits or otherwise). In accordance with the Code, such matters are approved by the board and all directors must be kept informed.

7.	Our Bye-Laws permit general meetings to be convened on not less than 7 days’ notice.

8.	Pursuant to our Memorandum of Association, the objects for which we were formed and incorporated are unrestricted.

Our board of directors annually sets a plan for its work in December for the following year which includes a review of strategy, objectives and their implementation, the review and approval of the annual budget and review and monitoring of our current year financial performance. The board is scheduled to meet in person approximately four times a year, with further meetings being held by telephone conference as required to react to operational or strategic changes in the market and company circumstances.

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Our board of directors receives appropriate, precise and timely information on our operations and financial performance from the executive management team, which is imperative for the board to perform its duties.

Our board of directors has established an audit committee, which has formal terms of reference approved by the board. Matters are delegated to committees as appropriate.

In the event that the chairman of our board of directors cannot attend or is conflicted in leading the work of the board, the deputy chairman will lead.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

Indemnification of Our Officers and Directors

The Bermuda Companies Act 1981 (the “Companies Act”) permits a company to indemnify its directors, officers and auditor with respect to any loss arising or liability attaching to such person by virtue of any rule of law concerning any negligence, default, breach of duty, or breach of trust of which the director, officer or auditor may be guilty in relation to the company or any of its subsidiaries; provided that the company may not indemnify a director, officer or auditor against any liability arising out of his or her fraud or dishonesty. The Companies Act also permits a company to indemnify a director, officer or auditor against liability incurred in defending any civil or criminal proceedings in which judgment is given in his or her favor or in which he or she is acquitted, or when the Bermuda Supreme Court, or the Court, grants relief to such director, officer or auditor. The Companies Act permits a company to advance moneys to a director, officer or auditor to defend civil or criminal proceedings against them on condition that these moneys are repaid if the allegation of fraud or dishonesty is proved against them. The Court may relieve a director, officer or auditor from liability for negligence, default, breach of duty or breach of trust if it appears to the Court that such director, officer or auditor has acted honestly and reasonably and, in all the circumstances, ought fairly to be excused.

Our Bye-Laws provide that our current and former directors, officers and members of board committees as well as current and former directors and officers of our subsidiaries, shall be indemnified out of the funds of the Company from and against all civil liabilities, loss, damage or expense incurred or suffered in the capacity as a director, officer or committee member of the Company, or as a director or officer of any of our subsidiaries, and the indemnity extends to any person acting as a director, officer or committee member of the Company, or as a director or officer of any of our subsidiaries in the reasonable belief that he or she has been so appointed or elected notwithstanding any defect in such appointment or election. Such indemnity shall not extend to any matter which would render it void pursuant to the Companies Act.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors or officers of, or persons controlling, the Company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

D. Employees

As of December 31, 2010, we employed approximately 3,600 employees in nine countries.

The following table sets forth the number of our employees as at December 31, 2008, 2009 and 2010:

	Years ended December 31,
	2008	2009	2010
Employees	2,300	2,600	3,600

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E. Share Ownership

The following table sets forth share ownership in the Company of our directors, executive officers and other key personnel as of April 19, 2010.

	Beneficial interest in Common Shares, par value $2.00 each		Interest in Options
	Number of shares	%	Number of options outstanding	Number of options vested	Exercise price	Expiry date
Jørgen Rasmussen	223,000	(1)	725,000	483,333	(2)	October 5, 2012
			200,000	66,667	NOK 10	December 31, 2015
Thorleif Egeli	31,500	(1)	500,000	166,667	NOK 12	December 31, 2015
Kate Blankenship	30,000	(1)	50,000	33,333	(2)	October 5, 2012
			50,000	16,667	NOK 10	December 31, 2015
Tor Olav Trøim	200,000	(1)	50,000	33,333	(2)	October 5, 2012
			50,000	16,667	NOK 10	December 31, 2015
Alf C. Thorkildsen	100,000	(1)	50,000	33,333	(2)	October 5, 2012
Alf Ragnar Løvdal	70,000	(1)	725,000	483,333	(2)	October 5, 2012
Cecilie Fredriksen	—	—	50,000	16,667	NOK 10	December 31, 2015
Max Bouthillette	—	—	150,000	—	NOK 22	December 31, 2015
Lars Bethuelsen	30,000	(1)	435,000	290,000	(2)	October 5, 2012
			100,000	33,333	NOK 10	December 31, 2015
Gunnar Lemvik	—	—	250,000	83,333	NOK 10	December 31, 2015
Total	684,500	(1)	3,385,000	1,756,666
_______________________
Notes:
(1)	Less than one percent.
(2)	The exercise price is initially NOK 13.75 per share, increasing by 6% on the anniversary of the option grant. As of December 31, 2010, the exercise price was NOK 16.38.

Options

Options on Seawell shares

We have granted options to our senior management and directors of the Company, which provide the employee with the right to subscribe for new shares. The options are not transferable and may be withdrawn upon termination of employment under certain conditions. Options granted under the scheme will vest at a date determined by the board of directors.

As of December 31, 2010 we had seven grants under the option programs—one that began in 2007, two that began in 2009 and four that began in 2010.

Accounting for share-based compensation

The fair value of the share options in respect of Seadrill shares is recognized as personnel expenses. During 2010, NOK 4.4 million was expensed in the income statement (NOK 7.0 million in 2009). There were no effects on taxes in the financial statements. Social security expenses related to the exercise of an option are expensed on the exercise date.

	2008		2009		2010
	Options	Weighted average exercise price (NOK)	Options	Weighted average exercise price (NOK)	Options	Weighted average exercise price (NOK)
Outstanding as at January 1	4,097,000	13.75	4,097,000	14.58	6,147,000	13.76
Granted	—	—	2,100,000	10.48	460,000	19.30
Forfeited	—	—	(50,000)	14.58	(100,000)	10.00
Outstanding as at December 31	4,097,000	14.58	6,147,000	13.76	6,507,000	14.79
Exercisable as at December 31	—	—	1,349,000	15.45	3,398,000	15.16

Options issued under the 2007 Program may be exercised up to October 5, 2012. The exercise price is initially NOK 13.75 per share increasing by 6 percent per anniversary. One third of the options issued under the 2007 Program become exercisable each year, commencing January 1, 2009. As at December 31, 2010, two thirds of the options granted under the 2007 Program were exercisable.

Options issued under the 2009 Programs may be exercised up to December 31, 2015. The exercise price is between NOK 10 and NOK 12 per share. One third of the options issued under the 2009 Programs become exercisable each year, beginning twelve months after the date the options were granted. As at December 31, 2010, one third of the options granted under the 2009 Programs were exercisable.

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Options issued under the 2010 Programs have exercise prices between NOK 18 and NOK 22. One third of the options issued under the 2010 Programs become exercisable each year, beginning twelve months after the options were granted. Options issued under the 2010 Programs expire on December 31, 2015. As at December 31, 2010, none of the options granted under any of the 2010 Programs are exercisable.

The weighted average grant date fair value of options granted during 2010 was NOK 7.56 per share (2009: NOK 3.99 per share, 2008: NOK 4.50 per share).

As of December 31, 2010, total unrecognized compensation costs related to all unvested share based awards totaled NOK 3.2 million, which is expected to be recognized as expenses of NOK 2.3 million, NOK 0.7 million and NOK 0.2 million in 2011, 2012 and 2013, respectively.

There were 6,507,000 options outstanding as at December 31, 2010 (2009: 6,147,000). The weighted average remaining contractual life of outstanding options was 36 months (2009: 46 months) and their weighted average fair value was NOK 4.56 per option (2009: NOK 4.33 per option). Management used the Black & Scholes pricing model in its fair value estimation. The weighted average parameters used in calculating these weighted fair values are as follows: risk-free interest rate 4.8% (2009: 5.0%), volatility 38.7% (2009: 38.6%), dividend yield 0% (2009: 0%), option holder retirement rate 10% (2009: 10%) and expected term 5.62 years (2009: 5.64 years).

We pay employer’s national insurance contributions related to the options, while the option holders are responsible for paying individual income taxes related to the options.

During 2010, the total intrinsic value of vested Seawell options was NOK 123.8 million (NOK 4.7 million in 2009 and NOK 0 in 2008 as no options were vested in 2008).

Options on Seadrill shares

Some of our senior management and directors also have options in Seadrill Limited. The option agreement provides the option holder with the right to subscribe for new shares in Seadrill Limited. The options are not transferable and may be withdrawn upon termination of employment under certain conditions. The subscription price under the options is fixed at the date of grant.

Accounting for share-based compensation

The fair value of the share options is recognized as personnel expenses. During 2010, NOK 0.5 million has been expensed in the income statement, compared to NOK 0.1 million in 2009 and NOK 3.9 million in 2008. There were no effects on taxes in the financial statements; however, if the option is exercised, a tax benefit would be recorded as the gains are recorded as deductible for tax purposes. Social security expenses related to the exercise of an option are expensed on the exercise date.

	2007		2008		2009		2010
	Options	Weighted average exercise price (NOK)	Options	Weighted average exercise price (NOK)	Options	Weighted average exercise price (NOK)	Options	Weighted average exercise price (NOK)
Outstanding as at January 1	860,000	—	706,700	92.34	577,100	99.96	162,100	89.48
Granted	—	—	105,000	132.12	—	—	—	—
Transferred	—	—	—	—	—	—	125,000	89.48
Exercised	(73,300)	88.13	(204,600)	83.74-88.13	(40,000)	88.13	(148,700)	88.13
Forfeited	(80,000)	88.13	(30,000)	88.13	(375,000)	106.33	—	—
Outstanding as at December 31	706,700	92.34	577,100	99.96	162,100	89.48	138,400	90.89
Exercisable as at December 31					162,100	89.48	98,400	90.91

The options under the 2006 Programs for Seadrill shares may be exercised up to May-September 2011. The exercise price for 2006 Programs 1 to 4 ranges between $2.23 and NOK 102 per share. One third of the options issued under the 2006 Programs may be exercised each year, beginning one year after they were granted. As at December 31, 2010, all of the options granted under 2006 Programs 1 to 4 are exercisable.

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In 2010, 125,000 options under 2006 Program 4 and 2009 Program 7 were transferred from Seadrill to the Company due to employee transfers. The exercise price for options issued under these programs ranges from NOK 88.12 to NOK 90.83. One third of the options issued under these Programs may be exercised each year, beginning one year after they were granted.  As at December 31, 2010 all of the options under Program 4 are exercisable and one third of the options under Program 7 are exercisable.

Management has used the Black & Scholes pricing model in its fair value estimation. The weighted average parameters used in calculating these weighted fair values are as follows: risk-free interest rate 4.06% (2009: 4.14%), volatility 36.2% (2009: 34.0%), dividend yield 0% (2009: 0%), option holder retirement rate 0% (2009: 0%) and expected term 5 years (2009: 4 years).

During 2010, the total intrinsic value of vested Seadrill options at the day of exercise amounted to NOK 14.1 million (MNOK 2.4 million in 2009 and NOK 12.8 million in 2008).

Valuation

For the options plans in both Seawell and Seadrill management uses the Black-Scholes pricing model to value stock options granted under SFAS 123(R). The fair value of options granted is determined based on the expected term, risk-free interest rate, dividend yield and expected volatility. The expected term is based on historical information of past employee behavior regarding exercises and forfeiture of options. The risk-free interest rate assumption is based upon the published Norwegian treasury yield curve in effect at the time of grant for instruments with a similar life. The dividend yield assumption is based on the Company’s history and expectation of dividend payouts.

Management uses a blended volatility for the volatility assumption, to reflect the expectation of how the share price will react to the future cyclicality of our industry. The blended volatility is calculated using two components. The first component is derived from volatility computed from historical data for a period of time approximately equal to the expected term of the stock option, starting from the date of grant. The second component is the implied volatility derived from our “at-the-money” long-term call options. The two components are equally weighted to create a blended volatility.

Item 7    Major Shareholders and Related Party Transactions

A. Major Shareholders

Principal Shareholders

The following table sets forth information as at April 19, 2011 with respect to the beneficial ownership of our common shares by each person who is known to be the beneficial owner of more than 10% of the common shares, and all directors and senior management as a group.

Shareholder	Number of Shares	Percentage
Seadrill Limited	117,798,650	36.43%
Lime Rock Partners V, L.P.	43,227,867	13.37%
Hemen Holding Ltd.(1)	28,036,010	8.67%
All directors and senior management as a group	13,131,738	4.06%
Total	202,194,265	62.53%
_______________________

(1)
Hemen Holding Ltd, or Hemen, is a Cyprus holding company, which is indirectly controlled by trusts established by Mr. John Fredriksen for the benefit of his immediate family. Mr. Fredriksen disclaims beneficial ownership of the 28,721,000 Seawell common shares held by Hemen, except to the extent of his voting and dispositive interest in such common shares. Mr. Fredriksen has no pecuniary interest in the common shares held by Hemen.

Voting Rights

We have one class of common shares. Each share carries equal rights including an equal voting right at annual or special general meetings of our shareholders. Every Seawell shareholder who is present in person or by proxy has one vote for every Seawell share of which he is the holder. However, our Bye-Laws establish a right to divide the share capital into different classes of shares with varied rights attached to the shares. An ordinary resolution passed by a simple majority of votes cast at a general meeting of our shareholders is required for such alteration of the share capital.

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Control of Seawell by Other Corporations

We were established in August 2007 as a wholly owned subsidiary of Seadrill Limited, as a result of the spin off of Seadrill’s well service division. As of April 19, 2011, Seadrill owned 36.43% of the Company.  Hemen Holding Ltd. owns approximately 30% of Seadrill and 8.9% of Seawell, and is indirectly controlled by trusts established by John Fredriksen for the benefit of his immediate family.  Mr. Fredriksen is also a director of Seadrill.  Several of our directors also serve on other affiliated companies, including Seadrill.

B. Related Party Transactions

Establishment of Seawell

We were established at the end of the third quarter of 2007 as a spin-off of Seadrill’s Well Service division. The Company, together with its wholly owned subsidiary, Seawell Holding UK, acquired the shares in the Seadrill Well Service division entities on October 1, 2007 for total consideration of NOK 2,413.1 million. The acquisition was accounted for as a common control transaction with the asset and liabilities acquired recorded by us at historical carrying value of Seadrill.

Non-Current Liabilities –Intercompany debt

On October 1, 2007, we entered into a NOK 515 million subordinated loan with Seadrill as part of our acquisition of Seadrill’s Well Service division. The subordinated loan has an interest rate of 6 months NIBOR plus 3.5%, with the interest of the loan added to the loan. On August 17, 2010, the full amount of the loan and accrued interest together with short-term indebtedness owed to Seadrill aggregating to NOK 831.5 million were repaid in connection with a private placement of shares. As part of this transaction, NOK 802.1 million of the loan was extinguished in exchange for 34.9 million shares of our common stock with the remainder owed (NOK 29.5 million) to Seadrill repaid with a portion of the cash proceeds of the private placement.

Other Current Intercompany Debt and Liabilities

As of December 31, 2010, none of other current assets stated in the balance sheet is related to short-term loans to Seadrill, compared to NOK 2.8 million stated in the balance sheet as at December 31, 2009 as a part of other current liabilities.

Performance Guarantees

Our shareholder, Seadrill, has provided performance guarantees for the obligations of members of the Seawell group. These performance guarantees were provided due to the Company having been a subsidiary of Seadrill. The following performance guarantees have been provided by Seadrill:

•	NOK 75 million performance guarantee in favor of Statoil ASA, dated August 24, 2004;

•	NOK 33 million performance guarantee in favor of ConocoPhilips Skandianvia AS effective January 1, 2010; and

•	NOK 33 million performance guarantee in favor of ConocoPhilips Skandianvia AS effective January 1, 2010.

C. Interests of Experts & Counsel

Not applicable.

Item 8    Financial Information

A.	Consolidated Statements and Other Financial Information

Consolidated Statements

See Item 18, “Financial Statements.”

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Legal Proceedings

Other than litigation arising in connection with the merger as described below, neither we nor any of our subsidiaries is involved in any legal proceedings. See also “Risk Factors—Risks Related to our Business—Seawell may be subject to claims for personal injury and property damage, which could materially adversely affect our financial condition and results of operations” in Item 3.D. for a discussion of the possible effects of litigation on our business.

Texas State Court

Beginning on August 16, 2010, seven putative stockholder class action petitions were filed against various combinations of Allis-Chalmers, members of the Allis-Chalmers board of directors, the Company, and Wellco in the District Court of Harris County, Texas, challenging the proposed merger and seeking, among other things, compensatory damages, attorneys’ and experts’ fees, declaratory and injunctive relief concerning the alleged breaches of fiduciary duties and injunctive relief prohibiting the defendants from consummating the merger.

The lawsuits generally allege, among other things, that the Agreement and Plan of Merger, dated as of August 12, 2010, by and among Allis-Chalmers, the Company and Wellco Sub Company (the “Merger Agreement”) was reached through an unfair process and that the consideration upon which the Merger Agreement is premised is inadequate, that the transaction was timed to take advantage of an overall decline in the market price of Allis-Chalmers stock and that the Merger Agreement unfairly caps the price of Allis-Chalmers stock, that the Merger Agreement’s “no shop” provision unreasonably dissuades potential suitors from making competing offers and that the Merger Agreement otherwise unduly restricts Allis-Chalmers from considering competing offers.

Beginning on August 26, 2010, various plaintiffs in these lawsuits filed competing motions to consolidate the suits, to appoint their counsel as interim class counsel and to compel expedited discovery. On September 16, 2010, the defendants filed joint motions to stay the Texas lawsuits in favor of a first-filed Delaware lawsuit, and opposing the motions for expedited discovery. There is no hearing date set for these motions. The parties to the Texas State Court actions have agreed that the various defendants need not respond to the petitions until after lead counsel is appointed, a consolidated amended petition is filed and served or, alternatively, an active petition is designated by lead counsel.

Delaware Chancery Court

Beginning on August 16, 2010, three putative stockholder class action suits were filed against various combinations of Allis-Chalmers, members of the Allis-Chalmers board of directors, the Company, and Wellco in the Court of Chancery of the State of Delaware, challenging the proposed merger and seeking, among other things, compensatory and rescissory damages, attorneys’ and experts’ fees and injunctive relief concerning the alleged breaches of fiduciary duties and prohibiting the defendants from consummating the merger.

The lawsuits generally allege, among other things, that the Merger Agreement was reached through an unfair process and that the consideration upon which the Merger Agreement is premised is inadequate, that the transaction was timed to take advantage of an overall decline in the market price of Allis-Chalmers stock, that the transaction unfairly favors the Company, that the Merger Agreement’s “no shop” provision unreasonably dissuades potential suitors from making competing offers and that the Merger Agreement otherwise unduly restricts Allis-Chalmers from considering competing offers.

On September 21, 2010, the plaintiffs in the three actions wrote the Court seeking consolidation of the Delaware cases. Defendants did not oppose consolidation and took no position regarding lead plaintiff. On September 29, 2010, the Court granted the Motion to Consolidate. On September 16, 2010, the Company and Wellco answered the first-filed Girard Complaint (designated as the operative complaint post-consolidation). Allis-Chalmers and the members of the Allis-Chalmers board of directors answered the consolidated complaint on October 4, 2010.

On January 26, 2011, plaintiffs in the consolidated Delaware actions filed an Amended Verified Class Action Complaint For Breach Of Fiduciary Duty (the “Amended Complaint”) along with a motion to expedite proceedings.  The Amended Complaint generally alleges, among other things, that the Merger Agreement was reached through an unfair process and that the consideration upon which the Merger Agreement is premised is inadequate, that the Allis-Chalmers board failed to inform itself adequately of the highest price reasonably available, that the Allis-Chalmers board was conflicted and thus unable to fulfill its duties, that the transaction was timed to take advantage of an overall decline in the market price of Allis-Chalmers stock, that the transaction unfairly favors the Company, that the Merger Agreement’s “no solicitation” provision unreasonably dissuades potential suitors from making competing offers, that the Merger Agreement otherwise unduly restricts Allis-Chalmers from considering competing offers and that a voting agreement between the Company and Lime Rock Partners GP V, L.P. improperly restrains Allis-Chalmers from engaging with third parties regarding an alternative proposal. The amended complaint alleges that Allis-Chalmers, the Company, and Wellco aided and abetted the alleged breaches of fiduciary duty.

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 In addition, the Amended Complaint contains allegations that the Registration Statement filed on Form F-4 filed with the SEC on January 14, 2011, and amended on January 21, 2011, failed to properly disclose all material facts in connection with the proposed merger, in violation of Delaware law.

At a February 3, 2011 hearing Vice Chancellor John W. Noble, of the Delaware Court of Chancery, denied plaintiffs’ motion to expedite proceedings.  On February 9, 2011, the Company filed a motion to dismiss the Amended Complaint under Court of Chancery Rule 12(b)(6) for failure to state a claim upon which relief may be granted.

We believe these lawsuits are without merit and intend to defend them vigorously.

We are involved in various other legal proceedings, including labor contract litigation, in the ordinary course of business. The legal proceedings are at different stages; however, we believe that the likelihood of material loss relating to any such legal proceedings is remote.

Dividend Policy

Our board of directors may from time to time declare cash dividends (including interim dividends) or distributions. The timing and amount of dividends, if any, is at the sole discretion of our board of directors and will depend upon our operating results, financial condition, cash requirements, restrictions in terms of financing arrangements and other relevant factors. Our board of directors is prohibited by the Companies Act from declaring or paying a dividend, or making a distribution out of contributed surplus, if there are reasonable grounds for believing that (a) we are, or would after the payment be, unable to pay our liabilities as they become due; or (b) the realizable value of our assets would thereby be less than the aggregate of our liabilities and our issued share capital and share premium accounts.

We have never paid or declared any dividends on our common shares.

B. Significant Changes

Universal Wireline Acquisition

On January 27, 2011, we completed the acquisition of Universal Wireline, Inc., or Universal, for total consideration of $25.5 million on a debt-free and cash-free basis. Universal is a provider of a full range of cased-hole wireline services in unconventional plays such as the Barnett, Marcellus, Haynesville, Bakken, Eagle Ford and Woodford shales and in the Permian Basin. The Universal acquisition contributes 26 wireline units -- including 22 Artex built hydraulic units with an average age of less than 3 years and 4 mechanical units specific to work in Appalachia; 17 crane trucks with an average age of less than 3 years; and a wide assortment of logging and wireline tools. Universal also expands our area of operation by adding new districts in Rosharon and Alice in Texas; Dunbar and Buckhannon in West Virginia; and Tioga, in North Dakota. For the fiscal year ended December 31, 2010, Universal reported revenues of approximately $5.7 million and losses before taxes of approximately $1.5 million and, at December 31, 2010, Universal had total assets of approximately $27.5 million.

Allis-Chalmers Merger

On February 23, 2011, Wellco Sub Company, or Wellco, a wholly owned subsidiary of the Company, completed the acquisition of Allis-Chalmers Energy Inc., or Allis-Chalmers, for total value of  $600.9 million, with approximately 95% of Allis-Chalmers stockholders electing to receive 97,071,710 common shares in the merger and the remainder receiving an aggregated of $18 million in cash. The acquisition combined our leading drilling and well services businesses with Allis-Chalmers’ drilling, rental and oilfield service business to create a global oilfield service company with operations in more than 30 countries.

Other than the Universal Wireline acquisition and the merger with Allis-Chalmers, no significant changes have occurred since the date of our consolidated financial statements. See Item 5.D., “Trend Information.”

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Item 9    The Offer and Listing

A. Offer and Listing Details

Our common shares are traded on the Oslo Stock Exchange under the symbol “SEAW.” The following table sets forth, for the periods indicated, the high and low sale prices per common share as reported on the Norwegian over-the-counter system through November 25, 2010 and thereafter on the Oslo Stock Exchange. However, it is important to note that, due to reduced liquidity associated with the Norwegian over-the-counter market, sale prices prior to the listing of our common shares on the Oslo Stock Exchange, as reported on the Norwegian over-the-counter system, may not be strictly comparable to those prices reported on the Oslo Stock Exchange after the listing of our common shares.

	Seawell Common Stock (NOK)		Seawell Common Stock (USD)(1)
	High	Low	High	Low
2007	NOK 22.00	NOK 14.00	$ 3.74	$ 2.38
2008	26.00	6.00	4.41	1.02
2009	17.00	6.00	2.89	1.02
2010	37.00	15.00	6.28	2.55

2009 First Quarter	10.00	6.50	1.70	1.10
Second Quarter	11.00	6.00	1.87	1.02
Third Quarter	13.00	9.25	2.21	1.57
Fourth Quarter	17.00	12.00	2.89	2.04
2010 First Quarter	22.00	15.00	3.74	2.55
Second Quarter	20.00	16.25	3.40	2.76
Third Quarter	23.90	22.70	4.06	3.85
Fourth Quarter	37.00	27.25	6.28	4.63

October 2010	27.50	23.60	4.67	4.01
November 2010	37.00	27.25	6.28	4.63
December 2010	38.00	29.30	6.45	4.98
January 2011	43.00	34.90	7.30	5.93
February 2011	40.00	31.80	6.79	5.40
March 2011	38.60	32.00	6.55	5.43
April 2011 (through April 25, 2011)	38.60	33.70	6.55	5.72
_______________________
Note:
(1)
Solely for the convenience of the reader, certain NOK amounts presented for the year ended December 31, 2010 have been translated into U.S. dollars using the noon buying rate in New York City for cable transfers in foreign countries as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2010 of NOK 1.00 = $0.1698.

B. Plan of Distribution

Not applicable.

C. Markets

See Item 9.A. “Offer and Listing Details”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

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Item 10   Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The information required by Item 10.B. is incorporated by reference to the Company’s Registration Statement on Form F-4 (Registration No. 333-171724), filed with the Commission on January 14, 2011.

C. Material Contracts

Allis-Chalmers Merger

On February 23, 2011, Wellco Sub Company, or Wellco, a wholly owned subsidiary of the Company, completed the acquisition of Allis-Chalmers Energy Inc., or Allis-Chalmers, for total value of  $600.9 million, with approximately 95% of Allis-Chalmers stockholders electing to receive 97,071,710 common shares in the merger and the remainder receiving an aggregated of $18 million in cash. The acquisition combined our leading drilling and well services businesses with Allis-Chalmers’ drilling, rental and oilfield service business to create a global oilfield service company with operations in more than 30 countries.

D. Exchange Controls

Specific permission is required from the Bermuda Monetary Authority (the “BMA”) pursuant to the provisions of the Bermuda Exchange Control Act 1972 and related regulations, for all issuances and transfers of securities of Bermuda exempted companies like ours, other than in cases where the BMA has granted a general permission. On June 1, 2005, the BMA granted a general permission for the issue and subsequent transfer of any equity securities of a Bermuda company listed on an “appointed stock exchange” from and/or to a non-resident, for as long as any equity securities of such company remain so listed. Our common shares are listed on the Oslo Stock Exchange, which is an appointed stock exchange under Bermuda law.

Although we are incorporated in Bermuda, we are classified as a non-resident of Bermuda for exchange control purposes by the BMA. Other than transferring Bermuda Dollars out of Bermuda, there are no restrictions on our ability to transfer funds into and out of Bermuda or to pay dividends to US residents who are holders of common shares or other nonresidents of Bermuda who are holders of our common shares in currency other than Bermuda Dollars.

In accordance with Bermuda law, share certificates may be issued only in the names of corporations, individuals or legal persons. In the case of an applicant acting in a special capacity (for example, as an executor or trustee), certificates may, at the request of the applicant, record the capacity in which the applicant is acting. Notwithstanding the recording of any such special capacity, we are not bound to investigate or incur any responsibility in respect of the proper administration of any such estate or trust.

We will take no notice of any trust applicable to any of our shares or other securities whether or not we had notice of such trust.

As an “exempted company”, we are exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians, but as an exempted company, we may not participate in certain business transactions including: (i) the acquisition or holding of land in Bermuda (except that required for its business and held by way of lease or tenancy for terms of not more than 21 years) without the express authorization of the Bermuda legislature; (ii) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 without the consent of the Minister of Business Development and Tourism of Bermuda; (iii) the acquisition of any bonds or debentures secured on any land in Bermuda except bonds or debentures issued by the Government of Bermuda or by a public authority in Bermuda; or (iv) the carrying on of business of any kind in Bermuda, except in so far as may be necessary for the carrying on of its business outside Bermuda or under a license granted by the Minister of Business Development and Tourism of Bermuda.

The Bermuda government actively encourages foreign investment in “exempted” entities like us that are based in Bermuda but do not operate in competition with local business. In addition to having no restrictions on the degree of foreign ownership, we are subject neither to taxes on our income or dividends in Bermuda. In addition, there is no capital gains tax in Bermuda, and profits can be accumulated by us, as required, without limitation. There is no income tax treaty between the United States and Bermuda pertaining to the taxation of income other than applicable to insurance enterprises.

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E. Taxation

The following discussion of material United States and Bermuda federal income tax consequences of an investment in our common shares is based upon laws and relevant interpretations thereof as of the date of this report, all of which are subject to change.  This discussion does not deal with all possible tax consequences relating to an investment in our common shares, such as the tax consequences under state, local and other tax laws.

United States Federal Income Taxation

General

The following is a discussion of the United States federal income tax considerations relating to the acquisition, ownership, and disposition of our common shares that are anticipated to be material to a U.S. Holder (as defined below) that will hold common shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended. This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect.

The following is a discussion of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of Seawell common shares that are anticipated to be material to a U.S. holder (as defined below) that holds Seawell common shares as a capital asset within the meaning of Section 1221 of the Internal Revenue Code.  A U.S. holder is a beneficial owner of our common shares that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created in or organized under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income tax without regard to its source; or

•
a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust or (B) that has otherwise validly elected to be treated as a United States person under the Internal Revenue Code.

This discussion is not intended to be a complete analysis and does not address all potential tax consequences that may be relevant to you. Moreover, this discussion does not apply to you if you are subject to special treatment under the Internal Revenue Code, including, without limitation, because you are:

•	a foreign person or entity;

•	a U.S. expatriate;

•	a tax-exempt organization, financial institution, mutual fund, dealer or broker in a securities or insurance company;

•	an owner (directly, indirectly, or constructively) of 10% or more of our common shares;

•	a trader who elects to mark its securities to market for U.S. federal income tax purposes;

•	an investor that will hold our common shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes;

•	a person whose functional currency is not the U.S. dollar;

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•	an individual who acquires Seawell common shares, pursuant to the exercise of employee stock options or otherwise as compensation or in connection with the performance of services;

•
a partnership or other flow-through entity (including an S corporation or a limited liability company treated as a partnership or disregarded entity for U.S. federal income tax purposes) and persons who hold an interest in such entities; or

•	a person subject to the alternative minimum tax.

If a partnership is a beneficial owner of our common shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partners of a partnership holding our common shares are urged to consult their tax advisors regarding an investment in our common shares.

In addition, this discussion does not address any non-United States, state, or local tax considerations. This description, moreover, does not address the U.S. federal estate and gift tax or alternative minimum tax consequences of the acquisition or ownership our common shares. Each U.S. holder is urged to consult their tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in common shares.

Dividends

Any cash distributions paid on Seawell common shares out of its current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income. Because the Company does not intend to determine its earnings and profits on the basis of United States federal income tax principles, U.S. holders should expect that any distribution paid will generally be reported to them as a “dividend” for United States federal income tax purposes. Dividends received on Seawell common shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes. The rules with respect to foreign tax credits are complex and U.S. holders are urged to consult their independent tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of Seawell Common Shares

A U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of our common shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such common shares. The ability to deduct any loss may be subject to limitations. If you are an individual, capital gain or loss generally will be long-term if your holding period in our common shares is more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as us, will be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes, if either (i) 75% or more of its gross income consists of certain types of “passive” income or (ii) 50% or more of the fair market value of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and unbooked intangibles will be taken into account and generally treated as nonpassive assets. The corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25% (by value) of the stock. While we do not anticipate becoming a PFIC in the current or future taxable years, there can be no assurance that it will not be a PFIC for any taxable year, as PFIC status is tested each taxable year and depends on the composition of its assets and income in such taxable year. If we are classified as a PFIC for any year during which a U.S. holder holds our common shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our common shares. Because PFIC status is a fact-intensive determination made on an annual basis and depends on the composition of our assets and income at such time, no assurance can be given that we are not or will not become classified as a PFIC.

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If we are classified as a PFIC for any taxable year during which a U.S. holder holds our common shares, unless a U.S. holder makes a mark-to-market election (as described below), a U.S. holder will generally be subject to imputed interest charges, characterization of a portion of any gain from the sale or exchange of our common shares as ordinary income, and other disadvantageous tax treatment with respect to our common shares.

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election, provided that our common shares are actively traded. No assurances may be given that our common shares should qualify as being actively traded. If you make this election, you will generally (i) include as income for each taxable year the excess, if any, of the fair market value of our common shares held at the end of the taxable year over the adjusted tax basis of such shares and (ii) deduct as a loss the excess, if any, of the adjusted tax basis of our common shares over the fair market value of such shares held at the end of the taxable year, but only to the extent of the amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in our common shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC.

A qualified electing fund election, or QEF election, could also alleviate certain of the tax consequences referred to above. However, it is expected that the conditions necessary for making a QEF election will not apply in the case of our common shares, because we do not make available the information necessary for U.S. holders to report income and certain losses in a manner consistent with the requirements for such elections.

If you own our common shares during any taxable year in which we are a PFIC, you may be subject to certain reporting obligations with respect to our common shares, including reporting on Internal Revenue Service Form 8621. In the case of a U.S. holder that has held our common shares during any taxable year in respect of which we were classified as a PFIC and continues to hold such common shares (or any portion thereof), and has not previously determined to make a mark-to-market election, and that is now considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such common shares. Each U.S. holder is urged to consult its tax advisor concerning the United States federal income tax consequences of holding and disposing of our common shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market or other election.

Information Reporting and Back-Up Withholding

Dividends may be subject to backup withholding, currently at a 28% rate, unless a holder (1) is a corporation or other exempt entity or (2) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and generally will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.

Bermuda Tax Consequences

Under current law, Bermuda will not impose on us or any of our operations or the shares, debentures or other of our obligations, any tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate, duty or inheritance tax. We have obtained a written assurance from the Minister of Finance under the Exempted Undertakings Tax to the effect that in the event of the enactment in Bermuda of any legislation imposing any such tax, then the imposition of such tax shall not be applicable to us or to any of our operations or the shares, debentures or other of our obligations until March 28, 2016. The Government of Bermuda has recently amended the Exempted Undertakings Act to extend the period for which the Minister of Finance may grant an assurance from March 28, 2016 to March 31, 2035. The existing assurance received by us remains valid until March 28, 2016, however, we can now apply to the Minister of Finance for an assurance pursuant to the Exempted Undertakings Act lasting until March 31, 2035. We intend to apply to the Minister of Finance for such an extended assurance. The assurances are subject to the proviso that they are not construed so as to prevent the application of any tax or duty to such persons as are ordinarily resident in Bermuda (we are not currently so designated) or to prevent the application of any tax payable in accordance with the provisions of the Land Tax Act 1967 of Bermuda or otherwise payable in relation to the land, if any, leased to us. We are required to pay certain annual Bermuda government fees. Under current rates, we will pay a maximum fixed annual fee of $31,120.

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Under current Bermuda law, there will be no Bermuda income or withholding tax on dividends paid by us to our shareholders. Furthermore, no Bermuda tax or other levy is payable on the sale or other transfer (including by gift or on the death of a shareholder) of our common shares (other than by shareholders resident in Bermuda).

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain reporting requirements of the US Securities Exchange Act of 1934 (the “Exchange Act”). As a “foreign private issuer,” we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchases and sales of shares. In addition, we are not required to file reports and financial statements with the Commission as frequently or as promptly as companies that are not foreign private issuers whose securities are registered under the Exchange Act. However, we are required to file with the Commission, within six months after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent accounting firm and interactive data comprising financial statements in extensible business reporting language which, with respect to our annual report on Form 20-F for the year ended December 31, 2010, may be filed within 30 days of filing our annual report on Form 20-F. We publish unaudited interim financial information after the end of each quarter. We furnish this quarterly financial information to the Commission under cover of a Form 6-K.

Documents we file with the Commission are publicly available at its public reference facilities at 450 Fifth Street, N.W., Washington, DC 20549, Woolworth Building, 233 Broadway, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of the documents are available at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington DC 20549. The Commission also maintains a website that contains reports and other information regarding registrants that are required to file electronically with the Commission. The address of this website is http://www.sec.gov. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

I. Subsidiary Information

Not applicable.

Item 11   Quantitative and Qualitative Disclosures About Market Risk

Quantitative and Qualitative Disclosure about Market Risk

Financial risk management objectives

We are exposed to various market risks, including foreign currency fluctuations, changes in interest rates, equity and credit risk. Our policy is to hedge our exposure to these risks where possible, within boundaries deemed appropriate by management. We accomplish this by entering into a variety of derivative instruments and contracts to maintain the desired level of risk exposure.

Market risk

Our activities expose us primarily to the financial risks of changes in foreign currency exchange rates and interest rates as described below.

Foreign currency risk management

We, along with the majority of our subsidiaries, use the Norwegian krone as our functional currency because the majority of our revenues and expenses are denominated in krone. Accordingly, our reporting currency is also the Norwegian krone. We do, however, earn revenue and incur expenses in other currencies, and there is thus a risk that currency fluctuations could have an adverse effect on the value of our cash flows.

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Our foreign currency risk arises from the measurement of debt and other monetary assets and liabilities denominated in foreign currencies converted to Norwegian krone, with the resulting gain or loss recorded as “Other financial items” and the impact of fluctuations in exchange rates on the reported amounts of our revenues and expenses which are contracted in foreign currencies.

Subsequent to our establishment in October 2007, we have not used any financial instruments to manage these foreign currency risks, but management is constantly monitoring the risks.

Interest rate risk

A significant portion of our debt obligations and surplus funds placed with financial institutions is subject to movements in interest rates. It is management’s policy to obtain the most favorable interest rates available without increasing our foreign currency exposure. In keeping with this, our surplus funds are placed with reputable financial institutions. The deposits generally have short-term maturities so as to provide us with the flexibility to meet working capital and capital investments.

During 2008, 2009 and 2010, a substantial portion of our borrowings were in the form of a loan from our controlling shareholder, Seadrill. Further details of this loan are set out under Item 7, “Major Shareholders and Related Party Transactions” above.

At December 31, 2010, we had a revolving credit facility with Fokus Bank, the Norwegian branch of Danske Bank AS, for NOK 1,500 million for a contractually specified period of time and at an interest rate determined with reference to NIBOR at the time of borrowing.

We had no significant interest bearing assets other than cash and cash equivalents, therefore our income and operating cash flows are substantially independent of changes in market interest rates.

Our management uses interest rate swaps to manage our exposure to interest rate risks. Interest rate swaps are used to convert floating rate debt obligations to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. In 2009, we entered into an interest rate swap agreement securing the interest rate on NOK 750 million of our then outstanding credit facility for 42 months. The agreement was entered into in mid-March 2009, with the commencement of the hedging period and start of hedging accounting beginning by the end of April 2009. We have interest rate risk arising from long-term borrowings. Borrowings at variable rates expose us to cash flow interest rate risk and borrowings at fixed rates expose us to fair value interest rate risk.

Financial instruments

We use interest rate swaps to manage our interest rate risk and entered into an interest rate swap agreement in March 2009, securing the interest rate on NOK 750 million of the Company’s interest bearing debt for 3.5 years. The following table summarizes the notional amounts and estimated fair values of our financial instruments:

	2010 notional amount	Fair value
	(NOK in millions)
Interest rate swap(1)	715	(11.1)
(1)	Relates to interest rate swaps assigned as a hedge to interest bearing debt related to the NOK 1,500 million revolving facility; the fair value of the interest rate swaps includes accrued interest.

Concentration of credit risk

The market for our services is the offshore oil and gas industry, and our customers consist primarily of major integrated oil companies, independent oil and gas producers and government-owned oil companies. We perform ongoing credit evaluations of our customers and generally do not require collateral in our business agreements. Reserves for potential credit losses are maintained when necessary.

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The following table shows those of our customers who have generated more than ten percent of our contract revenues in one of the periods shown:

	Years ended December 31,
Customer	2008	2009	2010
Statoil	52%	51%	46%
Shell	11%	6%	6%
BP	12%	16%	7%
ConocoPhillips	0%	0%	16%
Other customers	25%	27%	25%
Total	100%	100%	100%

We may also face credit related losses in the event that counterparties to its derivative financial instrument contracts do not perform according to the terms of the contract. The credit risk arising from these counterparties relates to unrealized profits from interest rate swaps. We generally do not require collateral for our financial instrument contracts. In the opinion of management, our counterparties are creditworthy financial institutions, and management does not expect any significant loss to result from their non-performance. The credit exposure of interest rate swap agreements is represented by the fair value of contracts with a positive fair value at the end of each period.

Liquidity and capital risk management

Prudent liquidity risk management includes maintaining sufficient cash and cash equivalents and the availability of funding through an adequate amount of committed credit facilities. We regularly review the efficiency of our capital structure.

As of December 31, 2010, cash and cash equivalents amounted to NOK 1,023.6 million, compared to NOK 236.7 million as of December 31, 2009.

Item 12   Description of Securities Other Than Equity Securities

Not applicable.

Part II

Item 13   Defaults, Dividend Arrearages and Delinquencies

None.

Item 14   Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15   Controls and Procedures

Disclosure Controls and Procedures

As of the end of the period covered by this report, the management of Seawell conducted an evaluation, under the supervision and with the participation of Seawell’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of Seawell’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on such evaluation, Seawell’s Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2010, Seawell’s disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by Seawell in the reports that it files or submits under the Exchange Act and are effective in ensuring that information required to be disclosed by Seawell in the reports that it files or submits under the Exchange Act is accumulated and communicated to Seawell’s management, including Seawell’s Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of Seawell’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

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Changes in Internal Control over Financial Reporting

During the year ended December 31, 2010, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16

A. Audit Committee Financial Expert

Our board of directors has determined that Kate Blankenship, an independent director, qualifies as the Audit Committee Financial Expert.

B. Code of Ethics

The Company has adopted its "Code of Conduct," which contains the Company’s ethical principles in relation to various subjects.  The Company’s Code of Conduct applies to all employees.  A copy of the Code of Conduct may be obtained without charge upon written request to our offices at Second Floor, 2 Basil Street, London SW3 1AA, United Kingdom.

C. Principal Accountant Fees and Services

PricewaterhouseCoopers AS has served as our independent registered public accounting firm for each of the three financial years up to December 31, 2010. The following table sets out the aggregate fees for professional audit services by PricewaterhouseCoopers AS in 2009 and 2010:

	Years ended December 31,
	2009	2010
	(NOK in thousands)
Audit fees	2,555.9	4,544.2
Audit-related fees	558.9	1,341.0
Tax fees	1,138.4	809.5
All other fees	—	9.5
Principal accountant fees and services	4,253.2	6,974.2

Audit fees

Audit fees primarily relate to the audit of our annual consolidated financial statements set out in our Annual Report on Form 20-F, our statutory annual report, agreed upon procedures on our quarterly financial results, services related to statutory and regulatory filings of Seawell Limited and its subsidiaries and services in connection with accounting consultations on U.S. GAAP.

Audit-related fees

Audit-related fees mainly related to various audit services not related to the Company’s consolidated financial statements, mainly statutory audits.

Tax fees

The following table sets forth tax fees billed by PricewaterhouseCoopers AS in 2009 and 2010:

	Years ended December 31,
	2009	2010
	(NOK in thousands)
Tax compliance	—	—
Tax advice	1,138.4	809.5
Tax planning	—	—
Total tax fees	1,138.4	809.5

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The Company’s board of directors has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require the board of directors to approve the appointment of the independent auditor of the Company before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2010 were approved by the board of directors pursuant to the pre-approval policy.

D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

F. Change in Registrant’s Certifying Accountant

Not applicable.

G. Corporate governance

Not applicable.

Part III

Item 17   Financial Statements

The financial statements and related information specified in Item 18 of this Form are provided in lieu of Item 17.

Item 18   Financial Statements

In response to this item, the Company herein incorporates by reference the consolidated financial statements of the Company set out on pages F-1 through F-41 hereto.

Item 19   Exhibits

Exhibit No.	Description
1.1
Memorandum of Association of Seawell Limited, dated August 31, 2007, as amended by a Certificate of Deposit of Memorandum of Increase of Share Capital, dated September 25, 2007, and, as further amended by a Certificate of Deposit of Memorandum of Increase of Share Capital, dated October 4, 2010 (Incorporated by reference to the Registrant’s Registration Statement on Form F-4 (Registration No. 333-171724), filed with the Commission on January 14, 2011).

1.2
Amended and Restated Bye-Laws of Seawell Limited, dated September 18, 2007 (Incorporated by reference to the Registrant’s Registration Statement on Form F-4 (Registration No. 333-171724), filed with the Commission on January 14, 2011).

2.1
The Bank of New York Mellon Sponsored Share Sale Plan (Incorporated by reference to the Registrant’s Registration Statement on Form F-4 (Registration No. 333-171724), filed with the Commission on January 14, 2011).

4.1
Agreement and Plan of Merger, dated as of August 12, 2010, by and among Seawell Limited, Wellco Sub Company and Allis-Chalmers Energy Inc. (Incorporated by reference to the Registrant’s Registration Statement on Form F-4 (Registration No. 333-171724), filed with the Commission on January 14, 2011).

4.2
Amendment Agreement, dated as of October 1, 2010, by and among Seawell Limited, Wellco Sub Company and Allis-Chalmers Energy Inc. (Incorporated by reference to the Registrant’s Registration Statement on Form F-4 (Registration No. 333-171724), filed with the Commission on January 14, 2011).

4.3
Voting Agreement, dated as of August 12, 2010, between Lime Rock Partners V., L.P. and Seawell Limited (Incorporated by reference to the Registrant’s Registration Statement on Form F-4 (Registration No. 333-171724), filed with the Commission on January 14, 2011).

67

Exhibit No.	Description
4.4
Revolving Credit Facility Agreement, dated as of September 7, 2010, between Seawell Limited and Fokus Bank (Incorporated by reference to the Registrant’s Registration Statement on Form F-4 (Registration No. 333-171724), filed with the Commission on January 14, 2011).

4.5
Multicurrency Term and Revolving Credit Facility Agreement, dated as of November 11, 2010, among Danske Bank AS, DnB NOR Bank AS, Swedbank AB, Nordea Bank Norge ASA and Seawell Limited (Incorporated by reference to the Registrant’s Registration Statement on Form F-4 (Registration No. 333-171724), filed with the Commission on January 14, 2011).

4.6
Long-Term Incentive Plan of Seawell Limited, approved by Seawell Limited’s board of directors on September 24, 2010 (Incorporated by reference to the Registrant’s Registration Statement on Form F-4 (Registration No. 333-171724), filed with the Commission on January 14, 2011).

4.7
Form of Corporate Administrative Services Agreement between Seawell and Frontline Management (Bermuda) Ltd (Incorporated by reference to the Registrant’s Registration Statement on Form F-4 (Registration No. 333-171724), filed with the Commission on January 14, 2011).

4.8
Form of General Management Agreement, between Seawell and Seawell Management (Bermuda) Ltd (Incorporated by reference to the Registrant’s Registration Statement on Form F-4 (Registration No. 333-171724), filed with the Commission on January 14, 2011).

8.1	List of Significant Subsidiaries*
11.1	Code of Ethics*
12.1	Certification of CEO Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934*
12.2	Certification of CFO Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934*
13.1	Certification of CEO Pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934*
13.2	Certification of CFO Pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934*
_______________________
*           Filed herewith

68

SIGNATURES

Seawell Limited hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SEAWELL LIMITED

By:	/s/ Jørgen Rasmussen
Name:	Jørgen Rasmussen
Title:	Chief Executive Officer & President, Seawell Management Limited

Date:  April 26, 2011

69

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Seawell Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, consolidated statements of cash flows, consolidated statements of comprehensive income and consolidated statements of changes in shareholders’ equity present fairly, in all material respects, the financial position of Seawell Limited and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers AS
 PricewaterhouseCoopers AS
Stavanger, Norway
April 26, 2011

Consolidated Statement of Operations for the years ended December 31, 2008, 2009 and 2010

(In millions of NOK, except per share data and weighted average shares)

	Year ended December 31,
	2008	2009	2010
Operating revenues
Operating revenues	3,006.2	3,101.2	3,687.5
Reimbursables	618.5	723.6	641.4
Total operating revenues	3,624.7	3,824.8	4,328.9

Operating expenses
Operating expenses	2,538.8	2,538.3	3,038.0
Reimbursable expenses	600.9	692.5	617.1
Depreciation and amortization	107.4	131.6	136.2
General and administrative expenses	71.9	103.1	152.0
Total operating expenses	3,319.0	3,465.5	3,943.2

Operating income	305.7	359.3	385.7

Financial items
Interest income	25.3	5.6	9.3
Interest expenses	(148.3)	(96.8)	(132.9)
Share of results in associated company	—	—	(1.9)
Other financial items	(39.0)	(33.1)	(93.8)
Total financial items	(162.0)	(124.3)	(219.4)

Income before income taxes	143.7	235.0	166.3

Income taxes	(24.7)	(60.6)	(92.6)
Net income	119.0	174.4	73.7

Net income attributable to the parent	122.5	176.2	74.1
Net income attributable to the non-controlling interest	(3.5)	(1.8)	(0.4)

Basic earnings per share (NOK)	1.14	1.60	0.49
Diluted earnings per share (NOK)	1.14	1.59	0.47

Weighted average number of shares outstanding
Basic	107,222,272	110,000,050	152,049,913
Diluted	107,222,272	110,567,792	155,930,383

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Consolidated Balance Sheet as of December 31, 2009 and December 31, 2010

(In millions of NOK)

	As of December 31,
	2009	2010
ASSETS
Current assets
Cash and cash equivalents	236.7	1,023.6
Restricted cash (note 8)	51.8	71.5
Accounts receivables, net of allowance for doubtful accounts of NOK 4.5 and NOK 6.5	550.4	889.5
Other current assets	191.0	378.6
Total current assets	1,029.9	2,363.2
Non-current assets
Investments in associates	—	30.9
Drilling equipment and other fixed assets	404.9	650.6
Asset under construction	167.0	184.5
Deferred income tax asset	9.3	31.5
Other intangible assets	135.7	343.9
Goodwill	1,589.8	2,091.3
Deferred charges	3.2	27.3
Total non-current assets	2,309.9	3,359.9
Total assets	3,339.8	5,723.1

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current portion of long term debt	260.8	11.0
Other current liabilities	509.5	956.0
Amounts due to parent	191.1	0.0
Total current liabilities	961.4	967.1

Non-current liabilities
Subordinated loan from parent	613.6	0.0
Long-term interest bearing debt	987.7	1,128.8
Deferred taxes	—	75.2
Other non-current liabilities	149.8	278.1
Total non current liabilities	1,751.1	1,482.1

Commitments and contingencies

Shareholders’ equity
Common shares of par value $2.00 per share:
600,000,000 shares authorized
152,049,913 outstanding shares at December 31, 2010 (December, 31 2009: 110,000,050)	1,198.4	2,622.4
Additional paid in capital	163.3	1,357.7
Retained earnings	336.9	411.0
Accumulated other comprehensive income / (loss)	30.3	(15.3)
Contributed deficit	(1,102.1)	(1,102.1)
Non-controlling interest	0.5	0.1
Total shareholders’ equity	627.3	3,273.9
Total liabilities and shareholders’ equity	3,339.8	5,723.1

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Consolidated Statement of Cash Flows for the years ended December 31, 2008, 2009 and 2010

(In millions of NOK)

	Year ended December 31,
	2008	2009	2010
Cash Flows from Operating Activities
Net income	119.0	174.4	73.7
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	107.4	131.6	136.2
Share-based compensation expenses	12.9	7.0	(9.4)
Change in pension cost	36.3	(19.3)	(8.5)
Gain on disposal of other investments	—	—	—
Deferred income taxes	(37.3)	(11.3)	16.2
Unrealized foreign currency gain (loss)	(7.0)	59.3	37.0
Change in deferred charges	—	1.1	58.4
Changes in other non current liabilities	—	5.4	52.7
Changes in working capital items:
Trade accounts receivable and other short-term receivables	(215.5)	170.6	(389.7)
Trade accounts payable and other short-term liabilities	200.2	(195.4)	346.1
Amounts due to parent	156.7	20.3	(7.7)
Net cash provided by operating activities	372.6	343.7	305.2

Cash Flows from Investing Activities
Additions to drilling equipment	(105.3)	(138.9)	(150.1)
Additions to assets under construction	(160.2)	(12.0)	(17.5)
Sale of rigs, vessels and equipment	—	—	19.0
Acquisition of subsidiaries	(853.3)	(31.0)	(1,066.4)
Acquisition of shares in associated companies	—	—	(40.0)
Proceeds from sale of shares in subsidiaries	—	—	100.5
Net change in restricted cash	(14.0)	12.6	(19.7)
Cash assumed in the purchase of subsidiaries	27.8	1.3	26.0
Net cash used in investing activities	(1,104.9)	(168.0)	(1,148.2)

Cash Flows from Financing Activities
Proceeds from debt	739.5	39.2	—
Repayment of debt	(75.0)	(233.1)	(113.2)
Debt fees paid	—	(0.2)	(82.5)
Proceeds from issuance of equity	195.0	—	1,852.1
Issuance cost in connection with issuance of equity	(3.4)	—	(26.3)
Net cash provided by (used in) financing activities	856.0	(194.1)	1,630.0
Effect of exchange rate changes on cash and cash equivalents	(31.8)	31.0	(53.4)
Net increase in cash and cash equivalents	91.9	12.6	786.9
Cash and cash equivalents at beginning of the period	132.2	224.1	236.7
Cash and cash equivalents at the end of the period	224.1	236.7	1,023.6
Interest paid	(71.9)	(60.9)	(56.6)
Taxes paid	(83.4)	(68.3)	(35.6)

During the year ended December 31, 2010 the Company converted NOK 638.6 million of subordinated debt due to Seadrill into equity.

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Consolidated Statement of Comprehensive Income for the years ended December 31, 2008, 2009 and 2010

(In millions of NOK)

	Year ended December 31,
	2008	2009	2010
Net income (loss)	119.0	174.4	73.7
Change in unrealized loss/gain related to pension	(7.0)	45.1	(67.3)
Change in unrealized foreign exchange differences	(19.8)	13.5	27.3
Interest swap gain (loss)	–	(2.1)	(5.6)
Total comprehensive Income (net of tax)	92.2	230.9	28.1
Comprehensive income attributable to the parent	95.7	232.7	28.5
Comprehensive income attributable to the non controlling interest	(3.5)	(1.8)	(0.4)

	Pension – unrecognized gains/losses	Change in unrealized foreign exchange differences	Other comprehensive gains/losses	Total
Balance at December 31, 2007	3.7	(3.1)	–	0.6
Net change in gains and losses and prior service cost	(7.0)	–	–	(7.0)
Foreign exchange differences	–	(19.8)	–	(19.8)
Balance at December 31, 2008	(3.3)	(22.9)	–	(26.2)
Net change in gains and losses and prior service cost	45.1	–	–	45.1
Interest swap gain (loss)	–	–	(2.1)	(2.1)
Foreign exchange differences	–	13.5	–	13.5
Balance at December 31, 2009	41.8	(9.4)	(2.1)	30.3
Net change in gains and losses and prior service cost	(67.3)	–	–	(67.3)
Interest swap gain (loss)	–	–	(5.6)	(5.6)
Foreign exchange differences	–	27.3	–	27.3
Balance at December 31, 2010	(25.5)	17.9	(7.7)	(15.3)

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Consolidated Statement of Changes in Shareholders’ Equity for the years ended December 31, 2008, 2009 and 2010

(In millions of NOK)

	Share capital	Additional paid in capital	Accumulated other comprehensive income	Retained earnings	Contributed deficit	Non-controlling interest	Total shareholders’ equity
Consolidated Balance at December 31, 2007	1,098.4	51.8	0.6	38.2	(1,102.1)	4.5	91.4
Issued shares April 2008, net of issuance cost of NOK 3.4	100.0	91.6	–	–	–	–	191.6
Translation adjustment	–	–	(19.8)	–	–	–	(19.8)
Pension - unrecognized gain (loss)	–	–	(7.0)	–	–	–	(7.0)
Options issued	–	12.9	–	–	–	–	12.9
Net income	–	–	–	122.5	–	(3.5)	119.0
Consolidated Balance at December 31, 2008	1,198.4	156.3	(26.2)	160.7	(1,102.1)	1.0	388.1
Translation adjustment	–	–	13.5	–	–	–	13.5
Interest swap gain (loss)	–	–	(2.1)	–	–	–	(2.1)
Pension - unrecognized gain (loss)	–	–	45.1	–	–	–	45.1
Options issued	–	7.0	–	–	–	–	7.0
Share issue	–	–	–	–	–	1.3	1.3
Net income	–	–	–	176.2	–	(1.8)	174.4
Consolidated Balance at December 31, 2009	1,198.4	163.3	30.3	336.9	(1,102.1)	0.5	627.3
Private placement	1,424.0	1,203.8	–	–	–	–	2,627.8
Translation adjustment	–	–	27.3	–	–	–	27.3
Interest swap gain (loss)	–	–	(5.6)	–	–	–	(5.6)
Pension – unrecognized gain (loss)	–	–	(67.3)	–	–	–	(67.3)
Options issued	–	(9.4)	–	–	–	–	(9.4)
Net income	–	–	–	74.1	–	(0.4)	73.7
Consolidated Balance at December 31, 2010	2,622.4	1,357.7	(15.3)	411.0	(1,102.1)	0.1	3,273,9

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Note 1 - General information

Seawell Limited (the “Company” or “Seawell”) is a global oilfield service company providing drilling services and well services, including platform drilling, drilling facility engineering, modular rigs, well intervention and oilfield technology. The Company employs approximately 3,600 skilled and experienced people.

Seawell was incorporated in Bermuda on August 31, 2007 as a wholly owned subsidiary of Seadrill Limited (“Seadrill”). Seawell, together with its wholly owned subsidiary Seawell Holding UK, acquired the shares in the entities comprising Seadrill’s Well Service division on October 1, 2007. The consideration for the shares was NOK 2,413.1 million and has been accounted for as a common control transaction. As of December 31, 2010, Seadrill owned 52.26% of the outstanding common shares of Seawell. As described in Note 27, subsequent to the year end, Seawell Limited acquired Allis-Chalmers Energy Inc. On February 28, 2011, the Company’s board of directors adopted a resolution to change the name of the Company to “Archer Limited”. The Company expects to adopt the name change in the second quarter of 2011, following approval of the change at a special general meeting of the Company’s shareholders and the making of the appropriate filings with the Bermuda Registrar of Companies.

Seawell’s shares are traded on the Oslo Börs under the symbol “SEAW.”

As used herein, unless otherwise required by the context, the term “Seawell” refers to Seawell Limited and the terms “Company,” “we,” “Group,” “our” and words of similar import refer to Seawell and its consolidated subsidiaries for the periods that are consolidated and the combined group for the period that are combined.  The use herein of such terms as group, organization, we, us, our and its, or references to specific entities, is not intended to be a precise description of corporate relationships.

Basis of presentation

The financial statements are presented in accordance with generally accepted accounting principles in the United States of America (US GAAP). The amounts are presented in Norwegian krone (NOK) rounded to the nearest hundred thousand, unless otherwise stated.

In accordance with US GAAP, Seawell’s acquisition of the Noble Corporation North Sea Platform division (“Noble”), Peak Well Solutions AS (“Peak”), TecWel AS (“TecWel”) in 2008 have been accounted for as purchases in accordance with Statement of Financial Standards No. 141 and Gray Wireline Co (“Gray”), Rig Inspection Services Limited (“RIS”) and Romeg Holdings Pty. Ltd (“Romeg”) in 2010 have been accounted for as purchases in accordance with Statement of Financial Accounting Standards No. 141R “Business Combinations” (currently Accounting Standards Codification (ASC) Topic 805 Business Combinations). The fair value of the assets acquired and liabilities assumed were included in the Company’s consolidated financial statements beginning on the date when control was achieved.

The accounting policies set out below have been applied consistently to all periods in these consolidated financial statements.

Basis of consolidation

Seawell consolidated:

The consolidated financial statements include controlled entities, which for the Company are those where its voting interests exceed 50 percent or the Company otherwise considers that it controls an entity. Wellbore Solutions AS which is owned 42.6% at December 31, 2010, is consolidated as Seawell is considered to have control over the company through a shareholder agreement which gives Seawell the power to vote 50.1% of the shares. Intercompany transactions and internal sales have been eliminated on consolidation.

Note 2 - Accounting Policies

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.

Future events and their effects cannot be perceived with certainty. Accordingly, our accounting estimates require the exercise of judgment. While management believes that the estimates and assumptions used in the preparation of the consolidated financial statements are appropriate, actual results could differ from those estimates. Estimates are used for, but are not limited to, determining the following: allowance for doubtful accounts, recoverability of long-lived assets and intangibles, useful lives used in depreciation and amortization, income taxes and valuation allowances. The accounting estimates used in the preparation of the consolidated financial statements may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes.

Revenue recognition

The Company recognizes revenue for services and products when purchase orders, contracts or other persuasive evidence of an arrangement with the customer exist, the price is fixed or determinable, collectability is reasonable assured and services have been performed. Revenue from contract services performed on an hourly, daily or monthly rate basis is recognized as the service is performed.

All known or anticipated losses on contracts are provided for when they become evident.

Reimbursements for the purchase of supplies, equipment, personnel services and other services provided at the request of the Company’s customers in accordance with a contract or agreement are recorded as revenue when incurred. The related costs are recorded as reimbursable expenses when incurred.

Repairs and maintenance

Costs for repairs and maintenance activities are included in other operating expenses and expensed when the repairs and maintenance take place.

Foreign currencies

The Company’s functional currency is the Norwegian krone (NOK) as the majority of revenues are received in NOK and a majority of the Company’s expenditures and financing are in NOK.

Most of the Company’s subsidiaries have functional currency in NOK. For subsidiaries that have functional currencies other than NOK, the Company uses the current method of translation whereby the statements of operations are translated using the average exchange rate for the month and the assets and liabilities are translated using the year end exchange rate. Foreign currency translation gains or losses are recorded as a separate component of other comprehensive income in shareholders’ equity.

Transactions in foreign currencies during the year are translated into functional currency at the specific entity at the rates of exchange in effect at the date of the transaction. Foreign currency monetary assets and liabilities are translated using rates of exchange at the balance sheet date. Foreign currency non-monetary assets and liabilities are translated using historical rates of exchange. Foreign currency transaction gains or losses are included in the consolidated statements of operations.

Current and non-current classification

Receivables and liabilities are classified as current assets and liabilities respectively, if their maturity is within one year of the balance sheet date. Receivables and liabilities not maturing within one year are classified as long-term assets and long-term liabilities respectively.

Cash and cash equivalents

Cash and cash equivalents consist of cash, demand deposits and highly liquid financial instruments purchased with maturity of three months or less, and exclude restricted cash.

Restricted cash

Restricted cash consists of bank deposits arising from advance employee tax withholdings.

Receivables

Receivables, including accounts receivables and unbilled revenue, are recorded in the balance sheet at their full amount less allowance for doubtful receivables. The Company establishes reserves for doubtful receivables on a case-by-case basis. In establishing these reserves, the Company considers changes in the financial position of the customer. Uncollectible trade accounts receivables are written off when a settlement is reached for an amount that is less than the outstanding historical balance.

Drilling equipment and other fixed assets

Drilling equipment and other fixed assets are recorded at historical cost less accumulated depreciation. The cost of these assets less estimated residual value is depreciated on a straight-line basis over their estimated remaining economic useful lives.  The estimated economic useful life of the Company’s drilling equipment ranges from 3 years to 8 years, and 3 years to 10 years for other fixed assets. Seawell evaluates the remaining useful life of its drilling equipment and other fixed assets on a periodic basis to determine whether events and circumstances warrant a revision

Cost of property and equipment sold or retired, with the related accumulated depreciation and write-downs are removed from the balance sheet, and resulting gains or losses are included in the consolidated statement of operations.

Assets under construction

The carrying value of assets under construction (“newbuildings”) represents the accumulated costs at the balance sheet date. Cost components include payments for installments and variation orders, construction supervision, equipment, spare parts, capitalized interest, costs related to first time mobilization and commissioning costs. No charge for depreciation is made until commissioning of the newbuilding has been completed and it is ready for its intended use.

Intangible assets

Intangible assets are recorded at historical cost less accumulated amortization. The cost of these assets is amortized on a straight-line basis over their estimated remaining economic useful lives. The estimated economic useful life of the Company’s intangible asset ranges from 4 years to 10 years. Seawell evaluates the remaining useful life of its intangible assets on a periodic basis to determine whether events and circumstances warrant a revision of the remaining amortization period.

Capitalized interest

Interest expenses are capitalized during construction of newbuildings based on accumulated expenditures for the applicable project at the Company’s current rate of borrowing. The amount of interest expense capitalized in an accounting period shall be determined by applying an interest rate (“the capitalization rate”) to the average amount of accumulated expenditures for the asset during the period. The capitalization rates used in an accounting period shall be based on the rates applicable to borrowings outstanding during the period. The Company does not capitalize amounts beyond the actual interest expense incurred in the period.

If the Company’s financing plans associate a specific new borrowing with a qualifying asset, the Company uses the rate on that borrowing as the capitalization rate to be applied to that portion of the average accumulated expenditures for the asset that does not exceed the amount of that borrowing. If average accumulated expenditures for the asset exceed the amounts of specific new borrowings associated with the asset, the capitalization rate to be applied to such excess shall be a weighted average of the rates applicable to other borrowings of the Company.

Goodwill

The Company allocates the cost of acquired businesses to the identifiable tangible and intangible assets and liabilities acquired, with any remaining amount being capitalized as goodwill. Goodwill is tested for impairment at least annually at the reporting unit level, which is defined as an operating segment or a component of an operating segment that constitutes a business for which financial information is available and is regularly reviewed by management. The Company has determined that its reporting units are the same as the operating segments for the purpose of allocating goodwill and the subsequent testing of goodwill for impairment.  The goodwill impairment test requires the Company to compare the fair value of its reporting units to their carrying value.  In the event that the fair value is less than carrying value, the Company must perform an exercise similar to a purchase price allocation in a business combination in order to determine the amount of the impairment charge.

The Company performs our annual test of goodwill impairment as of December 31 for each reporting segment, based on a discounted cash flow model. When testing for impairment we have used expected future cash flows using contract day rates during the contract periods. For periods after expiry of the contract periods, day rates have been forecasted based on estimates regarding future market conditions, including zero escalation of day rates. The estimated future cash flows have been calculated based on remaining asset lives. The estimated cash flows have been discounted using a weighted average cost of capital (“WACC”). We had no impairment of goodwill for the years ended December 31, 2008, 2009 and 2010, as the net present value of the estimated future cash flows justify the book value of goodwill. We have also performed sensitivity analysis using different scenarios regarding future cash flows, remaining asset lives and discount rates showing acceptable tolerance to changes in underlying assumptions in the impairment model before changes in assumptions would result in impairment.

Impairment of long-lived assets and intangible assets

The carrying values of long-lived assets and intangible assets that are held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be appropriate. The Company assesses recoverability of the carrying value of the asset by estimating the undiscounted future net cash flows expected to result from the asset, including eventual disposal. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and fair value.

Research and Development

All research and development expenditures are expensed as incurred. In process research and development acquired, that meets the definition of an intangible asset and where fair value can be measured reliably, is immediately expensed for historical acquisitions performed prior to the provisions of SFAS 141R (now ASC 805, ‘Business Combinations’). For acquired in-process R&D in the future, amounts that meet the definition of an intangible asset will be capitalized and amortized.

Defined benefit pension plans

The Company has several defined benefit plans which provide retirement, death and termination benefits. The Company’s net obligation is calculated separately for each plan by estimating the amount of the future benefit that employees have earned in return for their cumulative service.

The projected future benefit obligation is discounted to its present value, and the fair value of any plan assets is deducted. The discount rate is the market yield at the balance sheet date on government bonds in the currency and based on terms consistent with the post-employment benefit obligations. The retirement benefits are generally a function of years of employment and amount of compensation. The plans are primarily funded through payments to insurance companies. The Company records its pension costs in the period during which the services are rendered by the employees. Actuarial gains and losses are recognized in the income statement when the net cumulative unrecognized actuarial gains or losses for each individual plan at the end of the previous reporting year exceed 10% of the higher of the present value of the defined benefit obligation and the fair value of plan assets at that date. These gains and losses are recognized over the expected remaining working lives of the employees participating in the plans. Otherwise, recognition of actuarial gains and losses is not recognized in the income statement. On December 31, 2006, the Company adopted amended recognition and disclosures provisions, which requires the recognition of the funded status of the plan in the balance sheet with a corresponding adjustment to accumulated other comprehensive income.  The adjustment to other comprehensive income represents the net unrecognized actuarial losses and unrecognized prior service costs, all of which were previously netted against the plans’ funded status on the balance sheet. These amounts will continue to be recognized as net periodic pension cost pursuant to our historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic pension cost in the same periods will be recognized as a component of other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic pension cost on the same basis as the amounts recognized in accumulated other comprehensive income.

Income taxes

Seawell Limited is a Bermuda company. Under current Bermuda law, Seawell is not required to pay taxes in Bermuda on either income or capital gains. The Company has received written assurance from the Minister of Finance in Bermuda (the “Minister of Finance”) under the Exempted Undertakings Tax Protection Act 1966 of Bermuda (the “Exempted Undertakings Act”) that, in the event of any such taxes being imposed, the Company will be exempted from taxation until year 2016. The Government of Bermuda has recently amended the Exempted Undertakings Act to extend the period for which the Minister of Finance may grant an assurance from March 28, 2016 to March 31, 2035. The existing assurance received by us remains valid until March 28, 2016; however, we can now apply to the Minister of Finance for an assurance pursuant to the Exempted Undertakings Act lasting until March 31, 2035. We intend to apply to the Minister of Finance for such an extended assurance. Certain of its subsidiaries operate in other jurisdictions where taxes are imposed, mainly Norway and the UK. Consequently income taxes have been provided in respect of taxes in such jurisdictions.

Significant judgment is involved in determining the group-wide provision for income taxes. There are certain transactions for which the ultimate tax determination is unclear due to uncertainty in the ordinary course of business. The group recognizes tax liabilities based on estimates of whether additional taxes will be due.

Income tax expense consists of taxes currently payable and changes in deferred tax assets and liabilities calculated according to local tax rules. Deferred tax assets and liabilities are based on temporary differences that arise between the carrying values for financial reporting purposes and the amounts used for taxation purposes of assets and liabilities and the future tax benefits of tax loss carry forwards. A deferred tax asset is recognized only to the extent that it is more likely than not that future taxable profits will be available against which the asset can be utilized. The amount of deferred tax provided is based upon the expected manner of settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date. The impact of tax law changes is recognized in periods when the change is enacted or substantially enacted.

Earnings per share

Basic earnings per share (“EPS”) is calculated based on the income for the period available to common shareholders divided by the weighted average number of shares outstanding for basic EPS for the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments which for the Company includes share options.  The determination of dilutive earnings per share requires the Company to potentially make certain adjustments to net income and to the weighted average shares outstanding used to compute basic earnings per share unless anti-dilutive.

Deferred charges

Loan related costs, including debt arrangement fees, are capitalized and amortized over the tenor of the related loan using the straight-line method, which approximates the interest method. Amortization of loan related costs is included in interest expense.

Share-based compensation

The Company has established an employee share ownership plan under which employees, directors and officers of the group may be allocated options to subscribe for new shares in Seawell Limited. In addition, some of the Company’s senior management and directors may also be allocated options to subscribe for new shares in Seadrill Limited.

Compensation cost for stock options is recognized as an expense over the service period based on the fair value of the options granted.

The fair value of the share options issued under the Company’s employee share option plans is determined at grant date taking into account the terms and conditions upon which the options are granted, and using a valuation technique that is consistent with generally accepted valuation methodologies for pricing financial instruments, and that incorporates all factors and assumptions that knowledgeable, willing market participants would consider in determining fair value. The fair value of the share options is recognized as personnel expenses with a corresponding increase in equity over the period during which the employees become unconditionally entitled to the options. Compensation cost is initially recognized based upon options expected to vest with appropriate adjustments to reflect actual forfeitures. National insurance contributions arising from such incentive programs are expensed when the options are exercised.

Financial Instruments

The Company enters into interest rate swaps in order to manage floating interest rates on debt. The Company’s interest-rate swap agreements are recorded at fair value in the balance sheet. A hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability may be designated as a cash flow hedge.

When the interest swap qualifies for hedge accounting, the Company formally designates the swap instrument as a hedge of cash flows to be paid on the underlying loan, and when the hedge is effective, the change in the fair value of the swap for each period is recognized in the “Accumulated other comprehensive loss” line of the Consolidated Balance Sheet. Any ineffective portion of the hedges is charged to the income statement in “Other Financial Items.” Changes in the fair value of interest-rate swaps are otherwise recorded as a gain or loss under “Other Financial Items” in the statement of operations where those hedges are not designated as cash flow hedges.

Provisions

A provision is recognized in the balance sheet when the Company has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate of the amount can be made. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (“FIFO”) method or the average cost method, which approximates FIFO. Inventory is included within the balance sheet line item “Other current assets.”

Segment reporting

A segment is a distinguishable component of the Company that is engaged in business activities from which it earns revenues and incur expenses whose operating results are regularly reviewed by the chief operating decision maker, in which is subject to risks and rewards that are different from those of other segments. The Company has identified two reportable industry segments; drilling services and well services. The Company provides services geographically to the North Sea (UK, Norwegian and Danish sector) but views this as one geographical area.

Related party transactions

Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also related if they are subject to common control or common significant influence. All transactions between the related parties are based on the principle of arm’s length (estimated market value).

Recently issued accounting pronouncements

In June 2009, the Financial Accounting Standards Board, or FASB, issued amended guidance requiring companies to qualitatively assess the determination of the primary beneficiary of a variable-interest entities (or VIEs) based on whether the entity (1) has the power to direct the activities of the VIE that most significantly impact the entity’s economic performance and (2) has the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE.  It also requires additional disclosures for any enterprise that holds a variable interest in a VIE.  The new accounting and disclosure requirements became effective for us from January 1, 2010.  The adoption of this amended guidance did not have a material effect on our consolidated financial statements.

In October 2009, the FASB issued authoritative guidance that amends earlier guidance addressing the accounting for contractual arrangements in which an entity provides multiple products or services (deliverables) to a customer.  The amendments address the unit of accounting for arrangements involving multiple deliverables and how arrangement consideration should be allocated to the separate units of accounting, when applicable, by establishing a selling price hierarchy for determining the selling price of a deliverable.  The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific nor third-party evidence is available.  The amendments also require that arrangement consideration be allocated at the inception of an arrangement to all deliverables using the relative selling price method.  We will adopt this guidance in the first quarter 2011, and we do not believe that adoption of this guidance will have a material effect on the consolidated financial statements.

In January 2010, the FASB issued authoritative guidance that changes the disclosure requirements for fair value measurements.  Specifically, the changes require a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers.  The changes also clarify existing disclosure requirements related to how assets and liabilities should be grouped by class and valuation techniques used for recurring and nonrecurring fair value measurements.  We adopted the guidance in the first quarter 2010, which did not have a material impact on our consolidated financial statements.

In January 2010, the FASB issued authoritative guidance in order to eliminate diversity in the way different enterprises reflect new shares issued as part of a distribution in their calculation of Earnings Per Share (“EPS”). The provisions of this new guidance are effective on a retrospective basis and their adoption had no impact on the Company’s reported EPS.

In January 2010, the FASB issued authoritative guidance to amend the accounting and reporting requirements for decreases in ownership of a subsidiary. This guidance requires that a decrease in the ownership interest of a subsidiary that does not result in a change of control be treated as an equity transaction. The guidance also expands the disclosure requirements about the deconsolidation of a subsidiary. The Company adopted this guidance in the first quarter of fiscal 2010 and it did not have a material impact on its consolidated financial statements.

In February 2010, the FASB amended guidance on subsequent events to alleviate potential conflicts between FASB guidance and SEC requirements.  Under this amended guidance, SEC filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements.  This guidance was effective immediately and we adopted these new requirements in the first quarter 2010.  The adoption of this guidance did not have an impact on our financial statements.

In July 2010, the FASB issued authoritative guidance which requires expanded disclosures about the credit quality of an entity’s financing receivables and its allowance for credit losses on a disaggregated basis. The adoption of this guidance by the Company with effect from January 1, 2010 did not have any material effect on the Company’s consolidated financial statements.

In December 2010, the FASB issued authoritative guidance which modifies the requirements of step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. The Company will adopt this guidance in the first quarter of fiscal year 2011. The Company does not believe that adoption of this guidance will have a material effect on the Company’s consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations, to specify that if a company presents comparative financial statements, it should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current period, occurred at the beginning of the comparable prior annual reporting period only. This guidance is effective prospectively for business combinations for which the acquisition date in, on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. We have early adopted the guidance as of January 1, 2010.

Note 3 – Supplemental Pro Forma Data (Unaudited)

The unaudited pro forma statement of operations data below gives effect to the Gray Wireline acquisition that was completed in 2010 as if it had occurred at the beginning of 2009. The following data includes the amortization of purchased intangible assets and increased depreciation for fixed asset valuation adjustments, along with the tax effect of each of the above. This pro forma data is presented for informational purposes only and does not purport to be indicative of the results of future operations or of the results that would have occurred had the acquisitions taken place at the beginning of 2009.

	Year ended December 31,
	2009	2010
	(NOK in millions, except per share data)
Pro forma net revenue	4,267.2	4,907.9
Pro forma net income (loss)	23.2	(70.5)
Pro forma net income (loss) per share (basic)	0.21	(0.46)
Pro forma net income (loss) per share (diluted)	0.21	(0.45)

Note 4 – Segment information

The Company provides drilling services and well services, including platform drilling, drilling facility engineering, modular rigs, well intervention and oilfield technology to the offshore oil and gas industry. Seawell’s reportable segments consist of the primary services it provides. Although Seawell’s segments are generally influenced by the same economic factors, each represents a distinct service to the oil and gas industry. There have not been any intersegment sales during the periods presented. Segment results are evaluated based on operating income. The accounting principles for the segments are the same as for the Company’s combined and consolidated financial statements. Indirect general and administrative expenses are allocated to each segment based on estimated use.

The split of our organization and aggregation of our business into two segments was based on differences in management structure and reporting, economic characteristics, customer base, asset class and contract structure. As of December 31, 2010, the Company operated in the following two segments:

•	Drilling Services: The Company performs platform drilling, drilling facility engineering and modular rig activities on several fixed installations in the North Sea.

•
Well Services: The Company performs various well intervention and oilfield technology services, including but not limited to conveying of logging, perforation, zonal isolation, well clean up, leak detection services and fishing.

Revenues from external customers

(NOK in millions)	2008	2009	2010

Drilling Services	3,053.2	3,199.4	3,577.6
Well Services	571.5	625.4	751.3
Total	3,624.7	3,824.8	4,328.9

Depreciation and amortization

(NOK in millions)	2008	2009	2010

Drilling Services	42.8	53.7	53.6
Well Services	64.6	77.9	82.5
Total	107.4	131.6	136.2

Operating income (loss) - net income (loss)

(NOK in millions)	2008	2009	2010

Drilling Services	224.7	284.6	282.9
Well Services	81.0	74.7	102.8
Operating income (loss)	305.7	359.3	385.7
Unallocated items:
Total financial items	(162.0)	(124.3)	(219.4)
Income taxes	(24.7)	(60.6)	(92.6)
Non-controlling interest	3.5	1.8	0.4
Net income attributable to the parent (loss)	122.5	176.2	74.1

Total assets

(NOK in millions)	2009	2010

Drilling Services	1,924.5	2,660.2
Well Services	1,415.3	3,062.9
Total	3,339.8	5,723.1

Total goodwill

(NOK in millions)	Drilling Services	Well Services	Total

Balance at December 31, 2007	650.1	370.0	1,020.1

Acquisition of Noble Corporation’s North Sea Platform Division	156.5	–	156.5
Acquisition of Peak Well Solutions AS	–	309.4	309.4
Acquisition of TecWel AS	–	119.1	119.1
Balance at December 31, 2008	806.6	798.5	1,605.1

Adjustment of purchase price Peak Well Solutions AS	–	(2.3)	(2.3)
Exchange rate fluctuations on goodwill measured in foreign currency	(13.0)	–	(13.0)
Balance at December 31, 2009	793.6	796.2	1,589.8

Acquisition of RIS and ROMEG	26.9	–	26.9
Final Settlement Peak Well Solutions	–	3.8	3.8
Acquisition of Gray Wireline	–	466.3	466.3
Exchange rate fluctuations on goodwill measured in foreign currency	(3.1)	7.6	4.5
Balance at December 31, 2010	817.4	1,273.9	2,091.3

Capital expenditures – fixed assets

(NOK in millions)	2008	2009	2010

Drilling Services	207.5	121.2	99.5
Well Services	58.0	74.6	69.0
Total	265.5	195.8	168.5

Geographic information by country

Revenue

(NOK in millions)	2008	2009	2010

Norway	2,599.2	2,745.8	3,198.6
United Kingdom	967.3	930.4	839.3
Other	58.2	148.6	291.0
Total	3,624.7	3,824.8	4,328.9

Long lived assets

(NOK in millions)	2009	2010

Norway	383.2	366.5
United States	8.7	268.1
Bermuda	167.0	184.5
Other	13.0	16.0
Total	571.9	835.1

Note 5 –Other financial items

(NOK in millions)	2008	2009	2010
Foreign exchange differences	(37.9)	(28.4)	(91.1)
Other items	(1.1)	(4.7)	(2.7)
Total other financial items	(39.0)	(33.1)	(93.8)

Note 6 – Taxes

The income taxes consist of the following:

(NOK in millions)	2008	2009	2010

Current tax expense:
Bermuda	–	–	–
Foreign	62.0	71.9	93.4
Deferred tax expense:
Bermuda	–	–	–
Foreign	(37.3)	(11.3)	(0.8)
Total provision	24.7	60.6	92.6

The income taxes for the period ended December 31, 2010 differed from the amount computed by applying the statutory income tax rate of 0% as follows:

(NOK in millions)	2008	2009	2010

Income taxes at statutory rate	–	–	–

Income taxes related to other countries
Norway	12.3	48.0	74.5
United Kingdom	13.2	11.1	8.5
Other	(0.8)	1.5	9.6
Total	24.7	60.6	92.6

In the consolidated financial statements for 2010 the Company has recognized NOK 4.4 million as general and administrative expenses related to stock options (NOK 7.1 million in 2009), which is not deductible for tax purposes.

The Company’s operations in the United Kingdom, United States, Brazil, Norway, Denmark, Singapore and Australia are taxable.

Deferred Income Taxes

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The net deferred tax assets (liabilities) consist of the following:

Deferred Tax Assets:

(NOK in millions)	December 31, 2009	December 31, 2010

Pension	34.9	58.7
Tax loss carry forward	19.5	59.5
Provisions	17.6	19.7
Other	–	–
Gross deferred tax asset	72.0	137.9

The loss of NOK 59.5 million at December 31, 2010 originates in the United States and expires in 20 years.

Deferred Tax Liability:

(NOK in millions)	December 31, 2009	December 31, 2010

Drilling equipment and other fixed assets	4.6	51.2
Deferred tax on excess values	47.3	130.0
Other	3.9	3.8
Gross deferred tax liability	55.8	185.0

Net deferred tax asset/(liability)	16.2	(47.1)

Included in gross deferred tax liability at December 31, 2010 is NOK 130.0 million related to surplus value recognized in the purchase price allocations of purchase of Noble Corporation’s North Sea Platform Division, Peak Well Solutions AS, TecWel AS, Rig Inspection Services Ltd., Romeg Holding Pty. and Gray Wireline Inc.

Deferred taxes are classified as follows:

(NOK in millions)	December 31, 2009	December 31, 2010

Short-term deferred tax asset	6.9	10.1
Long-term deferred tax asset	9.3	31.5
Short-term deferred tax liability	–	(13.5)
Long-term deferred tax liability	–	(75.2)
Net deferred tax asset	16.2	(47.1)

At December 31, 2010, 2009 and 2008, the Company performed an analysis for uncertain tax positions in the various jurisdictions in which the Company operates, in accordance with ASC Topic 740 Income Taxes. The Company believes that no provision for tax exposures is required.

The parent company, Seawell Limited, is headquartered and incorporated in Bermuda, which is a non-taxable jurisdiction. Other jurisdictions in which the Company and its subsidiaries operate are taxable based on rig operations. A loss in one jurisdiction may not be offset against taxable income in another jurisdiction. Thus, the Company may pay tax within some jurisdictions even though it may have an overall loss at the consolidated level.

The following table summarizes the earliest tax years that remain subject to examination by the major taxable jurisdictions in which the Company operates:

Jurisdiction	Earliest Open Year
Norway	2009
United Kingdom	2009

Note 7 – Earnings per share

The components of the numerator for the calculation of basic EPS and diluted EPS for net income from continuing operations and net income are shown below.

The components of the denominator for the calculation of basic EPS and diluted EPS are as follows:

	Net income allocated to majority shareholders	Weighted average shares outstanding	Earnings per share (in NOK)
2008
Earnings per share	122.5	107,222,272	1.14
Effect of dilution:
Options, not in the money		–
Diluted earnings per share		107,222,272	1.14

	Net income allocated to majority shareholders	Weighted average shares outstanding	Earnings per share (in NOK)
2009
Earnings per share	176.2	110,000,050	1.60
Effect of dilution:
Options, in the money		567,742
Diluted earnings per share		110,567,792	1.59

	Net income allocated to majority shareholders	Weighted average shares outstanding	Earnings per share (in NOK)
2010
Earnings per share	74.1	152,049,913	0.49

Effect of dilution:
Options, in the money	3,880,470
Diluted earnings per share	155,930,383	0.47

Note 8 – Restricted cash

Restricted cash of NOK 71.5 million at December 31, 2010 (NOK 51.8 million at December 31, 2009) are bank deposits arising from advance employee tax withholdings.

Note 9 – Receivables, net

Accounts receivables are presented net of allowances for doubtful accounts receivables as follows:

(NOK in millions)	December 31, 2008	December 31, 2009	December 31, 2010

Accounts receivables gross	576.6	554.9	893.7
Allowance for doubtful accounts receivable	5.0	4.5	4.2
Accounts receivables net	571.6	550.4	889.5

Bad debt expense for 2010 and 2009 was NOK 0 million and (0.5) million, respectively.

Note 10 – Other current assets

Other current assets include:

(NOK in millions)	December 31, 2009	December 31, 2010

Unbilled revenue	31.3	64.4
Prepaid expenses	50.3	168.0
Inventory	21.5	0.4
VAT receivable	17.4	23.5
Deferred tax assets	6.9	10.1
Other short term receivables	63.6	112.2
Total other current assets	191.0	378.6

Other short term receivables are interest free.

Note 11 – Equity in net assets of non-controlled investees

At December 31, 2010, the Company had the following participation in investments that are recorded using the equity method:

	2009	2010
C6 Technologies AS	—	50.00%

The carrying amounts of the Company’s investments in its equity method investment as at December 31, 2010 and 2009 are as follows:

(NOK in millions)	2009	2010
	—	30.9
Equity in net assets of non-consolidated investees	—	30.9

The components of equity in net assets of non-consolidated investees are as follows:

(NOK in millions)	2009	2010
Cost	—	32.8
Equity in net earnings of investees	—	(1.9)
Equity in net assets of non-consolidated investees	-	30.9

Quoted market prices for C6 Technologies AS are not available because shares are not publicly traded.

C6/VIT

On April 30, 2010 Seawell announced the acquisition of Viking Intervention Technology AS (VIT). VIT is a company developing an integrated carbon cable intervention system and was acquired for its complimentary product portfolio. In November 2010, Seawell closed an agreement with the IKM Group, pursuant to which IKM Group acquired 50% of the shares in C6 Technologies AS through an equity issue, and C6 Technologies AS simultaneously purchased 100% of the shares in Viking Intervention Technology AS. These transactions were completed under the same terms as the initial share purchase agreement.

Following the loss of control in C6 Technologies AS and Viking Intervention Technology AS, Seawell deconsolidated C6 Technologies AS, and has accounted for the investment in C6 Technologies AS as an investment in associates in the balance sheet as of December 31, 2010.

Note 12 – Drilling equipment and other fixed assets and Assets under construction

The following table discloses cost and accumulated depreciation of the Company’s operating drilling units and other fixed assets:

(NOK in millions)	December 31, 2008	December 31, 2009	December 31, 2010

Drilling equipment:
Cost	570.6	745.1	1,019.8
Accumulated depreciation and amortization	(325.9)	(449.0)	(583.1)
Net book value drilling equipment	244.7	296.1	436.7

Depreciation and amortization for the period	61.4	87.5	86.9

(NOK in millions)	December 31, 2008	December 31, 2009	December 31, 2010

Other fixed assets:
Cost - office equipment, furniture, fittings and motor vehicles	91.8	137.1	358.8
Accumulated depreciation and amortization	(22.5)	(28.3)	(144.9)
Net book value	69.3	108.8	213.9

Depreciation and amortization for the period	15.5	11.2	23.2

Total Drilling equipment and other fixed assets	314.0	404.9	650.6

In February 2008, Seawell ordered a modularized drilling rig (Well Service Unit). The estimated capital expenditure for the unit is EUR 34 million (NOK 265 million).

(NOK in millions)	December 31, 2008	December 31, 2009	December 31, 2010

Asset under construction – Modular Rig:
Cost	160.2	167.0	184.5
Accumulated depreciation and amortization	-	–	–
Net book value	160.2	167.0	184.5

Depreciation and amortization for the period	–	–	–

Included in capitalized cost of asset under construction are interest expenses and loan related cost of NOK 6.5 million for the year ended December 31, 2010 (NOK 5.3 million for the year ended December 31, 2009 and NOK 2.9 million for the year ended December 31, 2008).

Note 13 – Intangible assets

The following table discloses the Company’s intangible assets:
(NOK in millions)	December 31, 2008	December 31, 2009	December 31, 2010

Intangible assets
Cost	174.9	174.9	396.5
Accumulated depreciation and amortization	(15.7)	(39.2)	(64.9)
Currency adjustments	-	–	12.3
Net book value	159.2	135.7	343.9

Depreciation and amortization for the period	15.7	23.5	25.8

The cost at December 31, 2010 of NOK 396.5 million consists of identified technology of NOK 84.6 million, and customer relationships of NOK 311.9 million (including NOK 221.7 million acquired during the year). The remaining average amortization period as of December 31, 2010 for the intangible assets is 103 months (85 months for technology and 107 months for customer relationship).

Future amortization of intangible assets as of December 31, 2010 is as follows:

(NOK in millions)	2011	2012	2013	2014	2015 and thereafter

Intangible assets
Customer relationship	31.3	23.2	20.5	20.4	109.0
Technology	6.8	6.8	6.8	6.8	19.7
Total intangible amortizations	38.1	30.0	27.3	27.2	128.7

Note 14 - Goodwill

In the years ended December 31, 2010, 2009 and 2008, Seawell acquired several entities which have been consolidated into its financial statement since their acquisitions dates – see Note 22, “Acquisitions and non-controlling interests.” In addition, in the year ended December 31, 2006, Seadrill acquired Smedvig AS. Seawell records the excess of purchase price over the fair value of tangible and identifiable intangible assets acquired as goodwill, which represents primarily intangible assets which are not separately identifiable.

The consolidated financial statements of the Seawell group are based on group carrying values for group consolidation purposes. As such, the consolidated financial statements of the Seawell group include goodwill and excess values related to fixed assets recorded in the Seadrill group consolidated financial statement for the entities included in “Seawell combined.”

The goodwill in the balance sheet relates to the following transactions:

(NOK in millions)	Total

Seadrill’s acquisition of Smedvig	1,004.9
Net book balance at December 31, 2006	1,004.9

Acquisition of Wellbore Solutions AS	15.2
Net book balance at December 31, 2007	1,020.1

Acquisition of Noble Corporation’s North Sea Platform Division	156.5
Acquisition of Peak Well Solutions AS	309.4
Acquisition of TecWel AS	119.1
Net book balance at December 31, 2008	1,605.2

Adjustment of purchase price Peak Well Solutions AS	(2.3)
Exchange rate fluctuations	(13.0)
Net book balance at December 31, 2009	1,589.8

Final settlement Peak Well Solutions AS	3.8
Acquisition of Rig Inspection Services Ltd. and Romeg Holdings Pte. Ltd.	26.9
Acquisition of Gray Holdco Inc.	466.3
Exchange rate fluctuations	4.5
Net book balance at December 31, 2010	2,091.3

All of the entities have been combined or consolidated into our financial statements since their respective acquisition dates. The acquired entities assets and liabilities were recorded in the consolidated accounts at their fair values on the acquisition date. The purchase price paid in excess of the fair value of the net identifiable assets acquired (excess purchase price) was allocated to goodwill (see Note 22, “Acquisitions and non-controlling interest”). The goodwill is related to human capital and expected future increase in market conditions among others.

We perform our annual test of goodwill impairment as of December 31 for each reporting segment based on a discounted cash flow model. When testing for impairment we have used expected future cash flows using budgets and forecasts regularly reviewed by management. For periods after expiry of the contract period, revenue has been forecasted based on conservative assumptions regarding future market conditions. The estimated cash flows have been discounted using a WACC. We had no impairment of goodwill for the years ended December 31, 2010, 2009 and 2008 as the net present value of the estimated future cash flows justify the book value of goodwill. We have also performed sensitivity analysis using different scenarios regarding future cash flows, asset maintenance investment and discount rates, showing an acceptable tolerance to changes in underlying assumptions in the impairment model before changes in assumptions would result in impairment.

The goodwill balance and changes in the carrying amount of goodwill are as follows:

(NOK in millions)	December 31, 2009	December 31, 2010

The aggregated amount of goodwill acquired	1,589.8	2,091.3

The aggregated amount of impairment losses	—	—
Net book balance at December 31	1,589.8	2,091.3

Note 15 – Operating leases

The Company has signed operating leases for certain premises. The most significant lease agreements are related to offices in Stavanger, Bergen and Aberdeen. Rental expenses amounted to NOK 51.8 million for 2010 (NOK 42.3 million for 2009 and NOK 34.1 million for 2008).

 Estimated future minimum rental payments for the period 2011 to 2015, and thereafter, are as follows:

Year	Amount (NOK in millions)
2011	72.8
2012	62.0
2013	51.7
2014	43.1
2015	40.1
Thereafter	76.2
Total	345.9

Note 16 – Deferred charges

Deferred charges represent debt arrangement fees that are capitalized and amortized to interest expense over the life of the debt instrument. The deferred charges are comprised of the following amounts:

(NOK in millions)	December 31, 2008	December 31, 2009	December 31, 2010

Debt arrangement fees	5.5	5.5	35.7
Accumulated amortization	(1.2)	(2.3)	(1.2)
Total book value	4.3	3.2	34.5

Amortization for the period	1.1	1.1	4.4

In addition, we have charged MNOK 46.1 to the profit and loss statement related to financial support and arrangement fees on funding settled in 2010. See also Note 17, “Long term interest bearing debt and subordinated loan,” for additional information.

Note 17 – Long-term interest bearing debt and subordinated loan

(NOK in millions)	2009	2010

Long-term debt:
MNOK 1,500 Revolving Credit Facility	1,214.1	—
MUSD 550 Multicurrency Term and Revolving Facility	—	1,109.2
Other loans and capital lease liability	34.4	30.6
Subordinated loan from Seadrill Limited	613.6	—
	1,862.1	1,139.8
Less: current portion	(260.8)	(11.0)
Long-term portion of interest bearing debt	1,601.3	1,128.8

The weighted average interest rate for the loans was 4.96% in 2010. In 2009, the weighted average interest rate for the loans was 4.55%. The effective interest rate for the loans was 8.33% in 2010 (this includes costs related to extinguishment loss of NOK 50.5 million).

On September 7, 2010, Seawell entered into a NOK 1,500 million Revolving Credit Facility Agreement with Fokus Bank, the Norwegian branch of Danske Bank AS, replacing the December 2007 NOK 1,500 million Senior Bank Debt Facility Agreement outstanding as of the second quarter of 2010. The purpose of the Revolving Credit Facilty was to fund general corporate purposes, capital expenditures, working capital and the issuance of guarantees to support contract performance obligations and other operating requirements.

As of the end of the fourth quarter, NOK 1,000 million and EUR 14 million of the facility had been drawn.

On November 11, 2010, Seawell entered into a USD 550 million Multicurrency Term and Revolving Facility Agreement with a syndicate of banks. The purpose of the facility was to replace Seawell’s existing NOK 1,500 million Revolving Credit Facility Agreement entered into on September 7, 2010, to fund general corporate purposes, to partially finance the cash option of Allis-Chalmers’ shareholders if exercised as part of Seawell’s acquisition of Allis-Chalmers and to refinance existing indebtedness of Allis –Chalmers and its subsidiaries.

The USD 550 million facility is divided into three tranches. The first tranche, Tranche A, is for USD 250 million, the second tranche, Tranche B, is for USD 85 million, while the third tranche, Tranche C, is for USD 215 million. The final maturity date of all three tranches is five years from the signing date of the agreement. The interest rate of the tranches is the aggregate of LIBOR, NIBOR or EURIBOR, plus between 2.00% and 3.00% per annum, depending on the ratio of Net Interest Bearing Debt to EBITDA, plus mandatory costs, if any.

The three Tranches made under the USD 550 million Multicurrency Term and Revolving Facility Agreement shall be secured by pledges over shares in Material Subsidiaries, assignments over certain intercompany debt and Guarantees issued by certain Material Subsidiaries.

Repayment of subordinated loan to parent

In August 2010, Seawell completed a private placement of shares, the proceeds of which were used by Seawell to repay the subordinated loan and short term loan to Seadrill Limited.

Seawell’s outstanding debt as of December 31, 2010 is repayable as follows:

(NOK in millions)
Year ending December 31
2011	11.0
2012	8.7
2013	6.2
2014	3.0
2015	1,110.9
Total debt	1,139.8

The Company’s Multicurrency Term and Revolving Facility Agreement contains certain financial covenants, including, among others:

•	the Company’s total consolidated Net Interest Bearing Debt shall not exceed 3.0x EBITDA;

•	the Company’s minimum ratio of equity to total assets shall equal at least 30.0%; and

•	the Company is to maintain the greater of USD 30 million and 5% of Interest Bearing Debt in freely available cash (including undrawn committed credit lines).

The Multicurrency Term and Revolving Facility Agreement contains events of default, which include payment defaults, breach of financial covenants, breach of other obligations, breach of representations and warranties, insolvency, illegality, unenforceability, curtailment of business, claims against an obligor’s assets, appropriation of an obligor’s assets, failure to maintain exchange listing, material adverse effect, repudiation and material litigation.

As of December 31, 2010, the Company was in compliance with all of the covenants under its Multicurrency Term and Revolving Facility Agreement.

Loans made under the Multicurrency Term and Revolving Facility Agreement will be secured by (i) pledges of the Company’s shares in Seawell Norge AS, Seawell AS, Seawell Ltd. UK and Seawell Oil Tools AS; (ii) guarantees provided by these same subsidiaries; and (iii) assignment of various intercompany loans. At December 31, 2010, the assets of these material subsidiaries comprised NOK 3,270.8 million, or 56% of Seawell's total assets.

Interest rate swap agreement

The Company has entered into an interest rate swap agreement, securing the interest rate on NOK 750 million of the the Company’s interest bearing debt 3.5 years. The agreement was entered into in mid-March 2009, with the commencement of the hedging period and start up of hedging accounting by end of April 2009. The fair value of the swaps as of December 31, 2010 was a liability of NOK 11.1 million (2009: NOK 5.6 million) and is included within other non-current liabilities.

Note 18 – Share capital

	2009		2010
All shares are common shares of par value $2.00 each	Shares	NOK million	Shares	NOK million

Authorized share capital	300,000,000	3,241.0	600,000,000	7,012.8

Issued, outstanding and fully paid share capital	110,000,050	1,198.35	225,400,050	2,622.4

The authorized share capital has been translated at the rate in effect on October 1, 2007, the date of incorporation.

The Company’s shares are traded on the Oslo Börs under the symbol “SEAW”.

The Company was incorporated on August 31, 2007 and 50 ordinary shares of par value $2.00 each were issued. In October 2007, there was one share issue of 80,000,000 shares at NOK 13.75 per share and one issue of 20,000,000 shares at NOK 13.75 per share. At the end of December 2007, a total of 100,000,050 shares of par value $2.00 each were issued and outstanding.

In April 2008, there was an equity issue of 10,000,000 shares at NOK 19.50 per share.

There were no new shares issued in 2009.

In August 2010, Seawell completed a private placement of 115.4 million shares at a share price of NOK 23 per share, amounting to proceeds of NOK 2,627.9 million net of brokers' fees of NOK 26.3 million.

Note 19 – Share option plans

Options on Seawell shares

Seawell has granted options to senior management and directors of the Company, which provide the employee with the right to subscribe for new shares. The options are not transferable and may be withdrawn upon termination of employment under certain conditions. Options granted under the scheme will vest at a date determined by the board of directors. The options granted under the plan to date vest over a period of one to three years.

As of December 31, 2010, there were seven grants under the option programs: one in 2007, two in 2009 and four in 2010.

Accounting for share-based compensation

The fair value of the share options on Seawell shares granted is recognized as personnel expenses. During 2010, NOK 4.4 million was expensed in the income statement (NOK 7.0 million in 2009). There were no effects on taxes in the financial statements. If the option are exercised, social security related to the exercise will be expensed at the exercise date.

The following summarizes share option transactions related to the Seawell programs in 2008, 2009 and 2010:

	2008		2009		2010
	options	weighted average exercise price (NOK)	options	weighted average exercise price (NOK)	options	weighted average exercise price (NOK)
Outstanding at beginning of year	4,097,000	13.75	4,097,000	14.58	6,147,000	13.76
Granted	—	—	2,100,000	10.48	460,000	19.30
Forfeited	—	—	(50,000)	14.58	(100,000)	10.00
Outstanding at end of year	4,097,000	14.58	6,147,000	13.76	6,507,000	14.79
Exercisable at end of year	—	—	1,349,000	15.45	3,398,000	15.16

Options issued under the 2007 Program may be exercised up to October 5, 2012. The exercise price is initially NOK 13.75 per share increasing by 6 percent per anniversary. Options issued under the 2007 Program may be exercised by one third per year, first time on January 1, 2009. As at December 31, 2010, two thirds of the options granted under Program 1 are exercisable.

Options issued in 2009 may be exercised up to December 31, 2015. The exercise price is between NOK 10 and NOK 12 per share, and may be exercised one third each year beginning twelve months after they were granted. As at December 31, 2010, one-third of the options granted in 2009 are exercisable.

Options issued in 2010 have exercise prices between NOK 18 and NOK 22. They may be exercised by one third each year beginning twelve months after they were granted, and expire December 31, 2015. As of December 31, 2010, none of the options granted under any of the 2010 Programs are exercisable.

The weighted average grant-date fair value of options granted during 2010 is NOK 7.56 per share (2009: NOK 3.99 per share, 2008: NOK 4.50 per share).

As of December 31, 2010, total unrecognized compensation costs related to all unvested share-based awards totaled NOK 3.2 million, which is expected to be recognized as expenses in 2011, 2012 and 2013 by NOK 2.3 million, NOK 0.7 million and NOK 0.2 million, respectively.

There were 6,507,000 options outstanding at December 31, 2010 (2009: 6,147,000). Their weighted average remaining contractual life are 36 months (2009: 46 months), and their weighted average fair value was NOK 4.56 per option (2009: NOK 4.33 per option). The Company has used the Black & Scholes pricing model in its fair value estimation. The weighted average parameters used in calculating these weighted fair values are as follow: risk-free interest rate 4.8% (2009: 5.0%) volatility 38.7% (2009: 38.6%), dividend yield 0% (2009: 0%), option holder retirement rate 10% (2009: 10%) and expected term 5.62 years (2009: 5.64 years).

The Company will pay employers' national insurance contributions related to the options, while the option holders will be charged for the individual income taxes.

During 2010, the total intrinsic value of vested Seawell options was NOK 123.8 million (NOK 4.7 million in 2009 and NOK 0 in 2008 as no options were vested in 2008).

Options on Seadrill shares

Some of our senior management and directors also have options in Seadrill Limited. The option agreement provides the option holder with the right to subscribe for new shares in Seadrill Limited. The options are not transferable and may be withdrawn upon termination of employment under certain conditions. The subscription price under the options is fixed at the date of grant.

Accounting for share-based compensation

The fair value of the share options on Seadrill shares is recognized as personnel expenses. During 2010, NOK 0.5 million has been expensed in the income statement, compared to NOK 0.1 million in 2009 and NOK 3.9 million in 2008. There were no effects on taxes in the financial statements, however if the option is exercised, a tax benefit would be recorded as the gains are recorded as deductible for tax purposes. Social security expenses related to the exercise of an option are expensed on the exercise date.

	2007		2008		2009		2010
	Options	Weighted average exercise price (NOK)	Options	Weighted average exercise price (NOK)	Options	Weighted average exercise price (NOK)	Options	Weighted average exercise price (NOK)
Outstanding as at January 1	860,000	—	706,700	92.34	577,100	99.96	162,100	89.48
Granted	—	—	105,000	132.12	—	—	—	—
Transferred	—	—	—	—	—	—	125,000	89.48
Exercised	(73,300)	88.13	(204,600)	83.74-88.13	(40,000)	88.13	(148,700)	88.13
Forfeited	(80,000)	88.13	(30,000)	88.13	(375,000)	106.33	—	—
Outstanding as at December 31	706,700	92.34	577,100	99.96	162,100	89.48	138,400	90.89
Exercisable as at December 31					162,100	89.48	98,400	90.91

The options under the 2006 Programs may be exercised up to May-September 2011. The exercise price for 2006 Programs 1 to 4 ranges between $2.23 and NOK 102 per share. One third of the options issued under the 2006 Programs may be exercised each year, beginning one year after they were granted. As at December 31, 2010, all of the options granted under 2006 Programs 1-4 are exercisable.

In 2010, 125,000 options under 2006 Program 4 and 2009 Program 7 were transferred from Seadrill to Seawell due to employee transfers. The exercise price for options issued under these programs ranges from NOK 88.12 to NOK 90.83. One third of the options issued under these Programs may be exercised each year, beginning one year after they were granted.  As at December 31, 2010 all of the options under Program 4 are exercisable and one third of the options under Program 7 are exercisable.

The Company has used the Black & Scholes pricing model in its fair value estimation. The weighted average parameters used in calculating these weighted fair values are as follow: risk-free interest rate 4.06% (2009: 4.14%) volatility 36.2% (2009: 34.0%), dividend yield 0% (2009: 0%), option holder retirement rate 0% (2009: 0%) and expected term 5 years (2009: 4 years).

During 2010, the total intrinsic value of vested Seadrill options at the day of exercise amounted to NOK 14.1 million (MNOK 2.4 million in 2009 and NOK 12.8 million in 2008).

Valuation

For the options plans in both Seawell and Seadrill, the Company uses the Black-Scholes pricing model to value stock options granted. The fair value of options granted is determined based on the expected term, risk-free interest rate, dividend yield and expected volatility. The expected term is based on historical information of past employee behavior regarding exercises and forfeiture of options. The risk-free interest rate assumption is based upon the published Norwegian treasury yield curve in effect at the time of grant for instruments with a similar life. The dividend yield assumption is based on the Company’s history and expectation of dividend payouts.

The Company uses a blended volatility for the volatility assumption, to reflect the expectation of how the share price will react to the future cyclicality of the Company’s industry. The blended volatility is calculated using two components. The first component is derived from volatility computed from historical data for a period of time approximately equal to the expected term of the stock option, starting from the date of grant. The second component is the implied volatility derived from the Company’s “at-the-money” long-term call options. The two components are equally weighted to create a blended volatility.

Note 20 – Pension benefits

The Company has a defined benefit pension plan covering substantially all Norwegian employees as of December 31, 2010. A significant part of this plan is administered by a life insurance company.

The primary benefits for the onshore employees in Norway are a retirement pension of approximately 66 percent of salary at retirement age of 67 years, together with a long-term disability pension. The retirement pension per employee is capped at an annual payment of 66 percent of the total of 12 times the Norwegian Social Security Base. Most employees in this group may choose to retire at 62 years of age on a pre-retirement pension. Offshore employees in Norway have retirement and long-term disability pension of approximately 60 percent of salary at retirement age of 67. Offshore employees on mobile units may choose to retire at 60 years of age on a pre-retirement pension. Offshore employees on fixed installations have the same pre-retirement pension, but the employees may not retire until they are 62 years of age.

The pension obligations were transferred from the Seadrill group to the Seawell group in connection with the spin-off and transfer of Seadrill Well Service companies from Seadrill in 2007. One pension contract was split between Seadrill and Seawell, as only some of the participants in the pension contract were transferred to Seawell. The obligations related to retired persons as of October 1, 2007 participating in this contract were not transferred and are a Seadrill obligation.

On December 31, 2006, Seawell adopted new recognition and disclosure provisions which require the recognition of the funded status of the Defined Benefit and Postretirement Benefits Other Than Pensions (“OPEB”) plans on the December 31, 2006 balance sheet with a corresponding adjustment to accumulated other comprehensive income. The adjustment to accumulated other comprehensive income at adoption represents the net unrecognized actuarial losses, unrecognized prior service costs, and unrecognized transition obligation remaining from the initial application of SFAS No. 87, Employers’ Accounting for Pension (“SFAS 87”), all of which were previously netted against the plans’ funded status on the balance sheet. These amounts will be subsequently recognized as net periodic pension cost pursuant to our historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic pension cost in the same periods will be recognized as a component of other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic pension cost on the same basis as the amounts recognized in accumulated other comprehensive income.

The incremental effect of adopting this new standard on the consolidated balance sheet at December 31, 2006 was an increase in Other non-current liabilities of NOK 26.5 million, an increase in Deferred tax assets of NOK 7.4 million and a decrease in Shareholders equity of NOK 19.1 million. The adoption of the new standard did not affect the consolidated statement of operations for the year ended December 31, 2006, or any prior period presented, and it will not have any affect on our operating results in future periods.

Annual pension cost

(NOK in millions)	2008	2009	2010
Benefits earned during the year	53.5	50.1	50.0
Interest cost on prior years’ benefit obligation	18.4	25.8	22.2
Gross pension cost for the year	71.9	75.9	72.2
Expected return on plan assets	(12.5)	(18.9)	(18.6)
Administration charges	1.0	1.2	1.5
Net pension cost for the year	60.4	58.2	55.1
Social security cost	8.5	8.2	7.7
Amortization of actuarial gains/losses	(0.6)	(0.8)	(0.2)
Amortization of prior service cost	–	–	(10.6)
Amortization of net transition assets	–	–	(6.9)
Total net pension cost	68.3	65.6	45.0
The funded status of the defined benefit plan

	December 31,
(NOK in millions)	2008	2009	2010
Projected benefit obligations	445.1	421.9	528.1
Plan assets at market value	(264.1)	(312.7)	(344.5)
Accrued pension liability exclusive social security	181.0	109.2	183.6
Social security related to pension obligations	25.5	15.4	25.9
Accrued pension liabilities	206.5	124.6	209.5

Change in benefit obligations

(NOK in millions)	2008	2009	2010
Benefit obligations at beginning of year	349.3	445.1	421.9
Interest cost	18.4	25.8	22.2
Current service cost	53.5	50.1	50.0
Acquisitions	—	—	(9.3)
Benefits paid	(4.3)	(2.8)	(5.2)
Change in unrecognized actuarial gain	28.2	(96.2)	48.5
Benefit obligations at end of year	445.1	421.9	528.1

Change in pension plan assets

(NOK in millions)	2008	2009	2010
Fair value of plan assets at beginning of year	208.5	264.1	312.7
Estimated return	12.6	18.8	18.6
Contribution by employer	25.4	73.7	44.0
Administration charges	(1.0)	(1.2)	(1.5)
Benefits paid	(1.8)	(2.0)	(2.3)
Change in unrecognized actuarial gain	20.4	(40.7)	(27.1)
Fair value of plan assets at end of year	264.1	312.7	344.5

Pension obligations are actuarially determined and are affected by assumptions including expected return on plan assets, discount rates, compensation increases and employee turnover rates. The Company evaluates the assumptions periodically and makes adjustments to these assumptions and the recorded liabilities as necessary.

Two of the most critical assumptions used in calculating the Company’s pension expense and liabilities are the expected rate of return on plan assets and the assumed discount rate. The Company evaluates assumptions regarding the estimated rate of return on plan assets based on historical experience and future expectations on investment returns, which are calculated by a third party investment advisor utilizing the asset allocation classes held by the plan’s portfolios. In determining the discount rate, Seawell utilized the Norwegian government 10 year-bond effective yield plus 0.3-0.5%. Changes in these and other assumptions used in the actuarial computations could impact the projected benefit obligations, pension liabilities, pension expense and other comprehensive income.

Assumptions used in calculation of pension obligations	2008	2009	2010
Rate of compensation increase at the end of year	4.50%	4.25%	4.00%
Discount rate at the end of year	5.80%	5.40%	4.60%
Prescribed pension index factor	2.50%	2.50%	2.50%
Expected return on plan assets for the year	6.30%	5.60%	5.40%
Turnover	4.00%	4.00%	4.00%
Expected increases in Social Security Base	4.25%	4.00%	3.75%
Expected annual early retirement from age 60/62:
Offshore personnel fixed installations	30.0%	30.0%	30.0%
Offshore personnel and onshore employees	50.0%	50.0%	50.0%

The asset allocation of funds related to the Company’s defined benefit plan at December 31, 2010 was as follows:

Pension benefit plan assets	2008	2009	2010
Equity securities	11.5%	3.8%	15.6%
Debt securities	59.4%	58.7%	49.1%
Real estate	16.8%	16.8%	16.1%

Money market	8.3%	14.0%	13.2%
Other	4.0%	6.7%	6.0%
Total	100.0%	100.0%	100.0%

The investment policies and strategies for the pension benefit plan funds do not use target allocations for the individual asset categories. The investment objectives are to maximize returns subject to specific risk management policies. The Company addresses diversification by the use of domestic and international fixed income securities and domestic and international equity securities. These investments are readily marketable and can be sold to fund benefit payment obligations as they become payable. The estimated yearly return on pension assets was 5.4% in 2010.

Cash flows - Benefits expected to be paid

The table below shows the Company’s expected annual pension plan payments under defined benefit plans for the years 2011-2020. The expected payments are based on the assumptions used to measure the Company’s obligations at December 31, 2010 and include estimated future employee services.

(NOK in millions)

2011	70.9
2012	78.2
2013	85.5
2014	93.3
2015	100.0
2016-2020	609.1
Total payments expected during the next 10 years	1,037.0

Note 21 – Related party transactions

The Company transacts business with the following related parties, being companies in which our parent company’s principal shareholders Hemen Holding Ltd and Farahead Investments Inc (hereafter jointly referred to as “Hemen”) and companies associated with Hemen have a significant interest:

o	Seadrill

o	Frontline Management (Bermuda) Limited (“Frontline”)

Seawell was established at the end of the third quarter of 2007, as a spin-off of Seadrill’s Well Service division. Seawell, together with its wholly owned subsidiary Seawell Holding UK, acquired the shares in the Seadrill Well Service division entities on October 1, 2007. The consideration for the shares was NOK 2,413.1 million. The acquisition has been accounted for as a common control transaction with the asset and liabilities acquired recorded by Seawell at historical carrying value of Seadrill. The excess of consideration of the net asset and liabilities acquired has been recorded as adjustment to equity of NOK 1,102.1 million. The Company’s acquisition of companies comprising the previous Seadrill well service division was financed with a subordinated loan from Seadrill. As of December 31, 2010, the subordinated loan was paid off in full. Interest accrued during 2010, 2009 and 2008 was NOK 25.0 million, NOK 32.4 million and NOK 48.9 million, respectively.

As of December 31, 2010, NOK 2.8 million of the current liabilities stated in the balance sheet is related to short term loans to Seadrill (NOK 191.1 million at December 31, 2009). The interest rate on the short term loans is 3 months NIBOR + 1.25% margin, and interest accrued during 2010, 2009 and 2008 was NOK 4.5 million, NOK 6.3 million and  NOK 8.1 million, respectively.

Seadrill Management AS, a company within the Seadrill group charged the Company a fee of NOK 1.6 million for providing management support and administrative services in 2010 (in 2009, the fee charged was NOK 11.3 million and in 2008, the fee charged was NOK 33.0 million). Frontline provides management support and administrative services for the Company, and charged the Company fees of NOK 0.0 million, NOK 0.8 million and NOK 1.0 million for these services in the years 2008, 2009 and 2010, respectively.

These amounts are included in “General and administrative expenses”, as they do not merit separate disclosure.

Note 22 – Acquisitions and non-controlling interest

Acquisitions in 2008:

Noble North Sea Platform division:

On January 16, 2008, Seawell Limited announced the purchase of Noble Corporation North Sea Platform division (ND UK), by acquiring all shares in Noble Drilling UK Limited. The purchase price was approximately $51 million (NOK 268.4 million).

The acquisition included platform drilling contracts on 11 fixed installations covering five different fields on the UK continental shelf.

The purchase was closed on April 1, 2008, and results of operations are included in the consolidated entity from this date.

Peak Well Solution AS:

On March 25, 2008, Seawell Limited announced the purchase of Peak Well Solutions AS. The purchase price was NOK 412.3 million.

Peak Well Solutions is a Norwegian owned oil service company offering products and services for the upstream offshore oil and gas industry. Peak Well Solutions performs development, engineering, assembly, testing, sales and operations of casing, plugs, and liner technologies and services. The company employs approximately 60 people.

The purchase was closed on May 1, 2008, and results of operations are included in the consolidated entity from this date.

In 2009,  there has been an adjustment of the purchase price of Peak Well Solutions AS of NOK 2.4 million. This brings the total purchase price of Peak Well Solutions AS down to NOK 409.9 million. The reduction has been booked as a reduction in goodwill in the consolidated accounts.

TecWel AS:

On May 27, 2008, Seawell Limited announced the purchase of TecWel AS. TecWel develops and manufactures proprietary high frequency ultrasound investigation tools and provides cased-hole services within production optimization and well integrity to the oil and gas industry world wide.

The purchase was closed on July 1, 2008, and results of operations are included in the consolidated entity from this date. The purchase price was NOK 172.7 million.

In addition the purchase price is subject to two earn out considerations:

•	NOK 25 million, related to successfully completing a binding contract for minimum one commercial job based on the well observation tool under development (WPE) before June 30, 2009, and

•
Up to NOK 50 million, based on aggregated EBITDA for financial years 2008 and 2009, where aggregated EBITDA on or above NOK 100 million gives a full payment. The payment is reduced on a linear basis down to NOK 0 million for aggregated EBITDA results of NOK 60 million or less.

The earn out considerations is not reflected in the purchase price allocation. The earn out consideration was not achieved, and as such has lapsed.

The purchase price of these acquisitions have been allocated as follows:

(NOK in millions)	Noble Drilling UK Ltd	Peak Well Solutions AS	TecWel AS	Total
Current assets
Cash and cash equivalents	-	21.5	6.3	27.8
Accounts receivable	82.2	17.4	14.1	113.7
Other current assets	-	36.6	5.7	42.3
Total current assets	82.2	75.5	26.1	183.8

Non-current assets
Drilling equipment and other fixed asset	-	31.5	19.3	50.8
Other intangible asset	43.3	72.5	57.7	173.5
Goodwill	156.5	307.2	119.1	582.8
Total non-current assets	199.8	411.2	196.1	807.1

Current liabilities
Other current liabilities	1.5	29.6	14.5	45.6
Total current liabilities	1.5	29.6	14.5	45.6

Deferred taxes	12.1	21.0	17.3	50.4
Other non-current liabilities	-	26.2	27.0	53.1
Total non-current liabilities	12.1	47.2	42.3	103.5

IP R&D (expensed to P&L as depreciation and amortization)	-	-	9.3	9.3
Total purchase price (fair value)	268.4	409.9	172.7	851.1

Acquisitions in 2009:

In April 2009, Seawell Limited utilized an option to purchase Sandsliåsen 59 AS, a property company owning Seawell’s engineering base in Bergen, Norway. The purchase price was NOK 33.3 million. Previously Seawell had leased a building owned by Sandsliåsen for 10 years. The transaction was accounted for as a purchase of an asset, and all surplus value was allocated to the property owned.

In July 2010, Seawell completed the sale of Sandsliåsen 59 AS. The net proceeds from the transaction were approximately NOK 51.3 million.  After the sale, Seawell continues to utilize the premises under a 10 year lease and the building continues to house Seawell’s operational support office in Bergen, Norway. The gain of approximately NOK 13.9 million is amortized over the life of the lease.

Acquisitions and divestitures in 2010:

Viking Intervention Technology AS

On April 30, 2010, Seawell announced the acquisition of Viking Intervention Technology AS for a consideration of NOK 50 million. The purchase price has been calculated as NOK 70 million taking into account certain contingent considerations. Viking Intervention Technology is a company developing an integrated carbon cable intervention system and was acquired for its complimentary product portfolio.

Joint Venture with IKM

In November 2010, IKM Group acquired 50% of the shares in Seawell’s subsidiary, C6 Technologies AS, through an equity issue, and C6 Technologies AS simultaneously purchased 100% of the shares in Viking Intervention Technology AS. These transactions were completed under the same terms as the initial share purchase agreement.

Following the loss of control in C6 Technologies AS and Viking Intervention Technology AS, Seawell deconsolidated C6 Technologies AS, and has accounted for the investment in C6 Technologies AS as an investment in associates in the balance sheet as of December 31, 2010.

Rig Inspection Services Limited and Romeg Holdings Pty.  Ltd

On August 5, 2010, Seawell acquired Rig Inspection Services Limited (“RIS”) and Romeg Holdings Pty. Ltd for a price of NOK 55.3 million, with NOK 20.8 million considered contingent based on financial performance over the next two years. RIS offers specialized industry knowledge and experience with broad inspection expertise. RIS surveyors and inspectors are on call 24 hours a day, seven days a week, specifically to provide a wide range of services within the oil and gas industry, including Rig Acceptance & Safety Surveys, Rig Condition & Benchmark Surveys, Subsea & Surface Well Control Equipment Inspection and Oil Country Tubular Goods (OCTG) services. The addition of RIS to Seawell compliments the Seawell drilling facility engineering capabilities and allows Seawell to offer its clients a very broad range of inspection services on rigs, risers and drilling equipment on a global basis.

Gray Wireline Service, Inc.

On December 16, 2010, Seawell acquired Gray Wireline Service, Inc. for total consideration of NOK 957.1 million. Gray is a provider of a full range of cased-hole wireline services in the Permian basin in Texas and in unconventional plays such as the Barnett, Marcellus, Haynesville, Bakken, Eagle Ford and Woodford oil and natural gas shales, located throughout the U.S. Gray has a total of 110 wireline units and operates in 18 district locations, providing access to approximately 85% of all active U.S. drilling rigs and generating a balanced revenue stream from liquids and gas.

The purchase prices of these acquisitions have been allocated as follows:

(NOK in millions)	Viking Intervention Technology AS	Rig Inspection Services Ltd. and Romeg Holdings Pty.	Gray Wireline Services, Inc.	Total
Current assets
Cash and cash equivalents	0.1	3.6	16.0	19.7
Accounts receivable	2.8	14.8	102.8	120.4
Deferred tax asset	-	-	68.3	68.3
Other current assets	4.8	1.1	21.5	27.4
Total current assets	7.7	19.5	208.6	235.8

Non-current assets
Drilling equipment and other fixed asset	4.7	0.9	259.7	265.3
Other intangible asset	70.1	13.8	208.1	292.0
Goodwill	21.3	26.9	473.9	522.1
Total non-current assets	96.1	41.6	941.7	1,079.4

Current liabilities
Accounts payable	-	3.3	35.5	38.8
Other current liabilities	6.4	2.5	10.5	19.4
Total current liabilities	6.4	5.8	46.0	58.2

Deferred taxes	18.3	-	147.2	165.5
Other non-current liabilities	9.3	-	-	9.3
Total non-current liabilities	27.6	-	147.2	174.8
Total purchase price (fair value)	70.0	55.3	957.1	1,082.4

Note 23 – Risk management and financial instruments

The majority of the Company’s gross earnings from operations are receivable in Norwegian krone (NOK) and the majority of its other transactions, assets and liabilities are denominated in NOK, the functional currency of the Company. However, the Company has operations and assets in a number of countries worldwide and incurs expenditure in other currencies, causing its results from operations to be affected by fluctuations in currency exchange rates, primarily relative to British pounds. The Company is also exposed to changes in interest rates on variable interest rate debt, and to the impact of changes in currency exchange rates on debt denominated in British pounds. There is thus a risk that currency and interest rate fluctuations will have a negative effect on the value of the Company’s cash flows.

Interest rate risk management

The Company’s exposure to interest rate risk relates mainly to its variable interest rate debt and balances of surplus funds placed with financial institutions, and this is managed through the use of interest rate swaps and other derivative arrangements. The Company’s policy is to obtain the most favorable interest rate borrowings available without increasing its foreign currency exposure. Surplus funds are generally placed in fixed deposits with reputable financial institutions, yielding higher returns than are available on cash at bank. Such deposits generally have short-term maturities, in order to provide the Company with flexibility to meet requirements for working capital and capital investments.

The extent to which the Company utilizes interest rate swaps and other derivatives to manage its interest rate risk is determined by reference to its net debt exposure and its views regarding future interest rates. At December 31, 2010, the Company had outstanding interest rate swap agreements covering NOK 715 million of its NOK interest bearing debt (2009: NOK 750 million), effectively fixing the interest rate on approximately 63% of the debt (2009: 40%). These agreements qualify for hedge accounting, and accordingly any changes in the fair values of the swap agreements are included in the Consolidated Balance Sheet under “Other Comprehensive Income.” The total fair value loss relating to interest rate swaps in 2010 amounted to NOK 5.6 million.

Any change in fair value resulting from hedge ineffectiveness is recognized immediately in earnings. The Company recognized a NOK 3.4 million loss related to the interest swap agreement prior to the start up of the hedging period. Other than this, the Company has not recognized any gain or loss due to hedge ineffectiveness in the consolidated financial statements during the year ended December 31, 2010.

The Company’s interest rate swap agreement as at December 31, 2010, was as follows:

Notional amount	Receive rate	Pay rate	Length of contract
(NOK in millions)
715	3 month NIBOR	3.355%	April 30, 2009 - October 31, 2012

The interest swap agreement is reduced by NOK 225 million on October 31, 2011 and NOK 490 million on October 31, 2012.

The counterparties to the above contract are Fokus Bank. Credit risk exists to the extent that the counterparties are unable to perform under the contracts, but this risk is considered remote as the counterparties are all banks which have provided the Company with loan finance and the interest rate swaps are related to those financing arrangements.

 Foreign currency risk management

The Company is exposed to foreign currency exchange movements in both transactions that are denominated in currency other than NOK, and in translating consolidated subsidiaries who do not have a functional currency of NOK, which is the presentational currency for the Company. Transaction losses are recognized in Other Financial Items in the period to which they relate. Translation differences are recognized as a component of equity. The total transaction loss relating to foreign exchange movements recognized in the consolidated statement of operations in 2010 amounted to NOK 91.1 million (2009: 34.4 million; 2008:  39.0 million).

Credit risk

The Company has financial assets, including cash and cash equivalents, other receivables and certain amounts receivable on derivative instruments, mainly interest rate swaps. These assets expose the Company to credit risk arising from possible default by the counterparty. The Company considers the counterparties to be creditworthy financial institutions and does not expect any significant loss to result from non-performance by such counterparties. The Company, in the normal course of business, does not demand collateral. The credit exposure of interest rate swap agreements is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is the Company’s policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give the Company the legal right to discharge all or a portion of amounts owed to a counterparty by offsetting them against amounts that the counterparty owes to the Company.

Fair values

The carrying value and estimated fair value of the Company’s financial instruments at December 31, 2009 and December 31, 2010 are as follows:

	December 31,
	2009		2010
(NOK in millions)	Fair value	Carrying value	Fair value	Carrying value

Non-Derivatives
Cash and cash equivalents	236.7	236.7	1,023.6	1,023..6
Restricted cash	51.8	51.8	71.5	71.5
Current portion of long term floating rate debt	260.8	260.8	11.0	11.0
Long term interest bearing debt	1,601.3	1,601.3	1,128.8	1,128.8

Interest rate swap agreement – long term liability	(5.6)	(5.6)	11.1	11.1

The above financial assets and liabilities are measured at fair value on a recurring basis as follows:

		Fair value measurements at reporting date using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(NOK in millions)	December 31, 2010	(Level 1)	(Level 2)	(Level 3)
Assets:
Cash and cash equivalents	1,023.6	1,023.6
Restricted cash	71.5	71.5
Total assets	1,095.1	1,095.1	—	—
Liabilities:
Current portion of long term debt	11.0	11.0
Long-term portion of floating rate debt	1,128.8	1,128.8
Interest rate swap contracts – long term liability	11.1		11.1
Total liabilities	1,150.9	1,139.8	11.1	—

ASC Topic 820 Fair Value Measurement and Disclosures emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC Topic 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

Level one inputs utilize unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level two inputs are inputs other than quoted prices included in level one that are observable for the asset or liability, either directly or indirectly. Level two inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level three inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The carrying value of cash and cash equivalents, including restricted cash, which are highly liquid, is a reasonable estimate of fair value.

The fair value of the current portion of long-term debt is estimated to be equal to the carrying value, since it is repayable within twelve months.

The fair value of the long-term portion of floating rate debt is estimated to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis. This debt is not freely tradable and cannot be purchased by the Company at prices other than the outstanding balance plus accrued interest.

The fair value of the subordinated loan is equal to the loan balance plus the fair market value of the interest payable.

The fair values of interest rate swaps are calculated using well-established independent valuation techniques applied to contracted cash flows and LIBOR and NIBOR interest rates as at December 31, 2010.

Retained Risk

Physical Damage Insurance

The Company retains the risk, through self-insurance, for the deductibles relating to physical damage insurance on the Company’s capital equipment, currently a maximum of NOK 0.03 million per occurrence. In the opinion of management, adequate provisions have been made in relation to such exposures, based on known and estimated losses.

Concentration of risk

With respect to credit risk arising from other financial assets of the Seawell group, which comprise cash and cash equivalents and other receivables, the Company’s exposure to credit risk arises from default of the counterparty, with a maximum exposure equal to the carrying amount of these instruments. However, the Company believes this risk is remote as the counterparties are of high credit quality parties.

The following table summarizes revenues from major customers as a percentage of total revenues (revenues in excess of 10 percent for the period):

Customer	2008	2009	2010
StatoilHydro	52%	51%	46%
ConocoPhillips	—	—	16%
Shell	11%	6%	6%
British Petroleum	12%	16%	7%
Customer <10%	25%	27%	25%
Total	100%	100%	100%

Figures in the table are total operating revenues, and include reimbursables.

The Company has operations and assets in different countries across the world, but the majority in northern Europe. Consequently, the Company’s results from operations are affected by fluctuations in currency exchange rates, primarily relative to the Euro. When the Euro appreciates against other currencies, the Company’s profit from operations in foreign currencies reported in Euro may increase. Likewise, when the Euro depreciates against other currencies, the Company’s profit from operations in foreign currencies reported in Euro may decrease.

The Company is also exposed to changes in interest rates on debt with variable interest rates. In 2009, the Company entered into an interest rate swap agreement, securing the interest rate on NOK 750 million of the Company’s interest bearing debt for 3.5 years.

Before the commencement of the hedging period and start up of hedging accounting, NOK 3.4 million of the difference between fair value and interest swap agreement is recognized in the income statement through other financial items. After commencement of hedging period and start up of hedge accounting NOK 7.7 million in losses related to change in fair value of the interest swap agreement has been recognized as other comprehensive income.

Note 24 – Other current liabilities

Other current liabilities comprise the following:

(NOK in millions)	December 31, 2009	December 31, 2010

Accounts payable	56.5	131.9
Taxes payable	70.2	92.8
Employee withheld taxes, social sec. and vacation payment	206.4	264.1
Accrued expenses and prepaid income	139.3	301.4
Other current liabilities	37.1	165.8
Total other current liabilities	509.5	956.0

Note 25 – Other non-current liabilities

Other non-current liabilities comprise the following:

(NOK in millions)	December 31, 2009	December 31, 2010

Accrued pension and early retirement obligation	124.6	209.5
Other non current liabilities	25.2	68.6
Total other non-current liabilities	149.8	278.1

Note 26 – Commitments and contingencies

Purchase Commitments

In February 2008, Seawell ordered a modularized drilling rig (Well Service Unit). The estimated capital expenditure for the unit is some EUR 34 million (NOK 265 million) with delivery scheduled in the second half of 2011. As of December 31, 2010, Seawell has paid EUR 17.8 million (NOK 155.8 million) to the builder.

Mortgages and pledged assets

As of December 31, 2010, the Company has a bank loan amounting to NOK 1,139.8 million. The loan is secured in operating cash flows and some of the fixed assets.

Guarantees

The Company has issued guarantees in favor of third parties as follows, which is the maximum potential future payment for each type of guarantee:

(NOK in millions)	December 31, 2009	December 31, 2010
Guarantees to customers of the Company’s own performance	151.8	184.8
Guarantee in favor of banks	47.5	3.0
Other guarantees	2.0	2.0
	201.3	189.8

The guarantees have the following maturities:

Year	(NOK in millions)
2011	-
2012	90.0
2013	-
2014	61.8
2015 and thereafter	38.0
Total	189.8

Legal Proceedings

Other than litigation arising in connection with the merger as described below, neither the Compnay nor any of its subsidiaries is involved in any legal proceedings.

Texas State Court

Beginning on August 16, 2010, seven putative stockholder class action petitions were filed against various combinations of Allis-Chalmers, members of the Allis-Chalmers board of directors, the Company, and Wellco in the District Court of Harris County, Texas, challenging the proposed merger and seeking, among other things, compensatory damages, attorneys’ and experts’ fees, declaratory and injunctive relief concerning the alleged breaches of fiduciary duties and injunctive relief prohibiting the defendants from consummating the merger.

The lawsuits generally allege, among other things, that the Agreement and Plan of Merger, dated as of August 12, 2010, by and among Allis-Chalmers, the Company and Wellco Sub Company (the “Merger Agreement”) was reached through an unfair process and that the consideration upon which the Merger Agreement is premised is inadequate, that the transaction was timed to take advantage of an overall decline in the market price of Allis-Chalmers stock and that the Merger Agreement unfairly caps the price of Allis-Chalmers stock, that the Merger Agreement’s “no shop” provision unreasonably dissuades potential suitors from making competing offers and that the Merger Agreement otherwise unduly restricts Allis-Chalmers from considering competing offers.

Beginning on August 26, 2010, various plaintiffs in these lawsuits filed competing motions to consolidate the suits, to appoint their counsel as interim class counsel and to compel expedited discovery. On September 16, 2010, the defendants filed joint motions to stay the Texas lawsuits in favor of a first-filed Delaware lawsuit, and opposing the motions for expedited discovery. There is no hearing date set for these motions. The parties to the Texas State Court actions have agreed that the various defendants need not respond to the petitions until after lead counsel is appointed, a consolidated amended petition is filed and served or, alternatively, an active petition is designated by lead counsel.

Delaware Chancery Court

Beginning on August 16, 2010, three putative stockholder class action suits were filed against various combinations of Allis-Chalmers, members of the Allis-Chalmers board of directors, the Company, and Wellco in the Court of Chancery of the State of Delaware, challenging the proposed merger and seeking, among other things, compensatory and rescissory damages, attorneys’ and experts’ fees and injunctive relief concerning the alleged breaches of fiduciary duties and prohibiting the defendants from consummating the merger.

The lawsuits generally allege, among other things, that the Merger Agreement was reached through an unfair process and that the consideration upon which the Merger Agreement is premised is inadequate, that the transaction was timed to take advantage of an overall decline in the market price of Allis-Chalmers stock, that the transaction unfairly favors the Company, that the Merger Agreement’s “no shop” provision unreasonably dissuades potential suitors from making competing offers and that the Merger Agreement otherwise unduly restricts Allis-Chalmers from considering competing offers.

On September 21, 2010, the plaintiffs in the three actions wrote the Court seeking consolidation of the Delaware cases. Defendants did not oppose consolidation and took no position regarding lead plaintiff. On September 29, 2010, the Court granted the Motion to Consolidate. On September 16, 2010, the Company and Wellco answered the first-filed Girard Complaint (designated as the operative complaint post-consolidation). Allis-Chalmers and the members of the Allis-Chalmers board of directors answered the consolidated complaint on October 4, 2010.

On January 26, 2011, plaintiffs in the consolidated Delaware actions filed an Amended Verified Class Action Complaint For Breach Of Fiduciary Duty (the “Amended Complaint”) along with a motion to expedite proceedings.  The Amended Complaint generally alleges, among other things, that the merger agreement was reached through an unfair process and that the consideration upon which the merger agreement is premised is inadequate, that the Allis-Chalmers board failed to inform itself adequately of the highest price reasonably available, that the Allis-Chalmers board was conflicted and thus unable to fulfill its duties, that the transaction was timed to take advantage of an overall decline in the market price of Allis-Chalmers stock, that the transaction unfairly favors the Company, that the merger agreement’s “no solicitation” provision unreasonably dissuades potential suitors from making competing offers, that the merger agreement otherwise unduly restricts Allis Chalmers from considering competing offers and that a voting agreement between the Company and Lime Rock Partners GP V, L.P. improperly restrains Allis-Chalmers from engaging with third parties regarding an alternative proposal. The amended complaint alleges that Allis-Chalmers, the Company, and Wellco aided and abetted the alleged breaches of fiduciary duty.

In addition, the Amended Complaint contains allegations that the Registration Statement filed on Form F-4 filed with the SEC on January 14, 2011, and amended on January 21, 2011, failed to properly disclose all material facts in connection with the proposed merger, in violation of Delaware law.

At a February 3, 2011, hearing Vice Chancellor John W. Noble, of the Delaware Court of Chancery, denied plaintiffs’ motion to expedite proceedings.  On February 9, 2011, the Company filed a motion to dismiss the Amended Complaint under Court of Chancery Rule 12(b)(6) for failure to state a claim upon which relief may be granted.

The Company believes these lawsuits are without merit and intend to defend them vigorously.

The Company is involved in various other legal proceedings, including labor contract litigation, in the ordinary course of business. The legal proceedings are at different stages; however, the Company believes that the likelihood of material loss relating to any such legal proceedings is remote.

Note 27 – Subsequent Events

Acquisition of Allis- Chalmers Energy Inc.

On August 12, 2010, Seawell announced the approval of a definitive merger agreement with Allis-Chalmers Energy Inc. (“ALY”), a NYSE listed energy company. The transaction involved Seawell’s wholly owned subsidiary, Wellco Sub Company, being the accounting and legal acquirer of ALY. The principal reason for the acquisition was to expand the Company’s drilling services offerings, acquire new rental equipment offerings and to reach new geographic markets.

The preliminary purchase price includes both cash and equity payments to the shareholders of ALY. The acquisition involved Seawell acquiring 100% of the share capital of ALY in exchange for Seawell shares, in a ratio of 1.15 Seawell shares to ALY shares, or a cash settlement of $4.25 per share. Elections from ALY shareholders were finalized on March 4, 2011 and 95.3% of ALY shareholders elected to take Seawell shares in the above ratio, with the remainder receiving cash. The purchase price, which includes an accounting adjustment pertaining to the exchange of ALY share options for options in Seawell, was mNOK 3,375.9 or USD $600.9m.

The Company is however presently unable to disclose the fair value adjustments expected to arise and their effect upon these financial statements as the closing balance sheet valuation and final purchase price allocation exercise is not yet substantially complete.

On March 24, 2011, Allis-Chalmers notified holders of its 9.0% Senior Notes, due 2014, and 8.5% Senior Notes, due 2017 (together, the “Notes”), that a change in control occurred on February 23, 2011 as a result of the merger between the Company and Allis-Chalmers. Pursuant to the terms of the Notes and the notice, holders have the right to require Allis-Chalmers to purchase, on the third business day following the expiration of the offer, all or a portion of such holders’ Notes by way of tendering such Notes  to the depositary and paying agent, Global Bondholder Services Corporation, at a price equal to $1,010 per $1,000 principal amount of the Notes, plus any accrued and unpaid interest and Liquidated Damages (as defined in the indentures governing the Notes), if any, up to but not including the third business day following the expiration of the offer. The aggregate principal amount of the Notes is $430.2 million. Note holders’ opportunity to accept the change in control purchase offer commenced on March 24, 2011, and will terminate at 5:00 p.m., New York City time, on May 17, 2011. Holders may withdraw any previously tendered Notes pursuant to the terms of the change in control purchase offer at any time prior to 5:00 p.m., New York City time, on May 17, 2011.

Acquisition of Universal Wireline

On January 27, 2011, the Company completed the acquisition of Universal Wireline, Inc., or Universal, for total consideration of $25.5 million on a debt-free and cash-free basis. Universal is a provider of a full range of cased-hole wireline services in unconventional plays such as the Barnett, Marcellus, Haynesville, Bakken, Eagle Ford and Woodford shales and in the Permian Basin.

The Universal acquisition contributes 26 wireline units and also expands Seawell’s area of operations. The Company is presently unable to disclose the fair value adjustments expected to arise and their effect upon these financial statements as the closing balance sheet valuation and final purchase price allocation exercise is not yet substantially complete.

Change of name

On February 28, 2011, the Company’s board of directors adopted a resolution to change the name of the Company to “Archer Limited.” The Company expects to adopt the name change in the second quarter of 2011, following approval of the change at a special general meeting of our shareholders on May 16, 2011 and the making of the appropriate filings with the Bermuda Registrar of Companies.

Board restructuring

Pursuant to the merger agreement in connection with the acquisition of ALY, in February 2011, the Company restructured its Board to include 9 members, 4 of which joined pursuant to the acquisition.

Exhibit No.	Description
1.1
Memorandum of Association of Seawell Limited, dated August 31, 2007, as amended by a Certificate of Deposit of Memorandum of Increase of Share Capital, dated September 25, 2007, and, as further amended by a Certificate of Deposit of Memorandum of Increase of Share Capital, dated October 4, 2010 (Incorporated by reference to the Registrant’s Registration Statement on Form F-4 (Registration No. 333-171724), filed with the Commission on January 14, 2011).

1.2
Amended and Restated Bye-Laws of Seawell Limited, dated September 18, 2007 (Incorporated by reference to the Registrant’s Registration Statement on Form F-4 (Registration No. 333-171724), filed with the Commission on January 14, 2011).

2.1
The Bank of New York Mellon Sponsored Share Sale Plan (Incorporated by reference to the Registrant’s Registration Statement on Form F-4 (Registration No. 333-171724), filed with the Commission on January 14, 2011).

4.1
Agreement and Plan of Merger, dated as of August 12, 2010, by and among Seawell Limited, Wellco Sub Company and Allis-Chalmers Energy Inc. (Incorporated by reference to the Registrant’s Registration Statement on Form F-4 (Registration No. 333-171724), filed with the Commission on January 14, 2011).

4.2
Amendment Agreement, dated as of October 1, 2010, by and among Seawell Limited, Wellco Sub Company and Allis-Chalmers Energy Inc. (Incorporated by reference to the Registrant’s Registration Statement on Form F-4 (Registration No. 333-171724), filed with the Commission on January 14, 2011).

4.3
Voting Agreement, dated as of August 12, 2010, between Lime Rock Partners V., L.P. and Seawell Limited (Incorporated by reference to the Registrant’s Registration Statement on Form F-4 (Registration No. 333-171724), filed with the Commission on January 14, 2011).

4.4
Revolving Credit Facility Agreement, dated as of September 7, 2010, between Seawell Limited and Fokus Bank (Incorporated by reference to the Registrant’s Registration Statement on Form F-4 (Registration No. 333-171724), filed with the Commission on January 14, 2011).

4.5
Multicurrency Term and Revolving Credit Facility Agreement, dated as of November 11, 2010, among Danske Bank AS, DnB NOR Bank AS, Swedbank AB, Nordea Bank Norge ASA and Seawell Limited (Incorporated by reference to the Registrant’s Registration Statement on Form F-4 (Registration No. 333-171724), filed with the Commission on January 14, 2011).

4.6
Long-Term Incentive Plan of Seawell Limited, approved by Seawell Limited’s board of directors on September 24, 2010 (Incorporated by reference to the Registrant’s Registration Statement on Form F-4 (Registration No. 333-171724), filed with the Commission on January 14, 2011).

4.7
Form of Corporate Administrative Services Agreement between Seawell and Frontline Management (Bermuda) Ltd (Incorporated by reference to the Registrant’s Registration Statement on Form F-4 (Registration No. 333-171724), filed with the Commission on January 14, 2011).

4.8
Form of General Management Agreement, between Seawell and Seawell Management (Bermuda) Ltd (Incorporated by reference to the Registrant’s Registration Statement on Form F-4 (Registration No. 333-171724), filed with the Commission on January 14, 2011).

8.1	List of Significant Subsidiaries*
11.1	Code of Ethics*
12.1	Certification of CEO Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934*
12.2	Certification of CFO Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934*
13.1	Certification of CEO Pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934*
13.2	Certification of CFO Pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934*
_______________________
*           Filed herewith

Exhibit 8.1

List of Significant Subsidiaries

Subsidiary	Jurisdiction of Incorporation	Principal Activities	% Owned
Allis-Chalmers Energy Inc.	United States	Holding company	100
Archer Management (US) LLC	United States	Management company	100
Seawell Management AS	Norway	Management company	100
Seawell Management Ltd	United Kingdom	Management company	100
Seawell Management (Bermuda) Ltd	Bermuda	Management company	100
Seawell Management (Hong Kong) Limited	Hong Kong	Management company	100
Seawell Norge AS	Norway	Onshore administration and holding company	100
Seawell AS	Norway	Drilling, engineering and well services	100
Seawell Offshore Denmark AS	Denmark	Well services	100
Seawell Services Ltd.	Hong Kong	Drilling services	100
Seawell Overseas Contracting Ltd.	Hong Kong	Drilling services	100
Seawell Ltd. (UK)	United Kingdom	Drilling, engineering and well services	100
Seawell Consulting Services Ltd.	United Kingdom	Onshore administration and management	100
Archer Assets UK Limited	United Kingdom	Holding company	100
Seawell Drilling Ltd.	United Kingdom	Drilling services	100
Archer Well Company Inc.	United States	Drilling, engineering and well services	100
Seawell Emerald Ltd.	Bermuda	Owner of modular rig	100
Seawell Oil Tools Ltd.	Bermuda	Rental services	100
Seawell do Brasil Servicos de Petroleo Ltda	Brazil	Drilling and engineering services	100
Seawell Oil Tools AS	Norway	Well services	100
Peak Well Solutions AS	Norway	Well services	100
TecWel AS	Norway	Well services	100
TecWel Telemetri AS	Norway	Well services	100
TecWel Inc.	United States	Well services	100
TecWel Ltd.	United Kingdom	Well services	100
C6 Technologies AS	Norway	Oilfield equipment	50
Viking Intervention Technology AS	Norway	Oilfield equipment	501
Wellbore Solutions AS	Norway	Oilfield equipment	42.6
Rig Inspection Services Pte. Ltd	Singapore	Inspection Services	100
Romeg Holdings Pty. Ltd.	Australia	Inspection Services	100
Gray Holdco, Inc.	United States	Holding company	100
Gray Parent Inc.	United States	Holding company	100
Gray Wireline Service Inc.	United States	Well services	100
Universal Wireline, Inc.	United States	Well services	100
__________________
Note:
1           Viking Intervention Technology AS is 100% owned by C6 Technologies AS.

Exhibit 11.1
SEAWELL CODE OF CONDUCT

Seawell vision and value platform

The Seawell vision and value platform, and our seven policies form the basis of all Seawell operations. Seawell Board of Directors must approve any changes to the platform and policies.

GENERAL STATEMENT OF ETHICS AND BUSINESS PRINCIPLES

Seawell Limited (the “Company” or “Seawell”) and all entities controlled by the Company have a strong commitment to promoting honest ethical business conduct by all Employees (as defined below) and compliance with the laws that govern the conduct of our business worldwide. The Company believe that a commitment to honesty, ethical conduct and integrity is paramount and builds trust with its customers, suppliers, employees, shareholders and the communities in which it operate.  To implement its commitment, the Company has developed a code of conduct (the “Code”). This Code has been designed to deter wrongdoing and to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships and avoidance of conflicts of interest. The Code establishes rules and standards regarding behaviour and performance and any violation of the rules and standards embodied in the Code is not tolerated and will subject those Employees responsible to disciplinary action.

The Code applies to all entities controlled by the Company and all employees, directors, and officers (collectively, “Employees”). The Company also seeks to ensure that Code applies to contractors, representatives and agents of the Company with respect to their activities related to Company business.  All Employees are required to read and understand the Code and certain Employees will be required to provide a certification to that effect.

Employees individually are ultimately responsible for their compliance with the Code. Every manager will also be responsible for administering the Code as it applies to Employees and operations, within each manager’s area of supervision. The Code is supplemented by additional Company policies and procedures in the Company’s Management System, and Employees are required to be familiar with and conform to policies and procedures relevant to their activities.

1

Employees who observe or become aware of a situation that they believe to be in violation of the Code have an obligation to notify the Company.  The normal procedure should normally be for the Employee to report the situation to his or her manager.  If an Employee is not comfortable discussing the situation with his or her manager, it may be reported to any other manager, to the Company Compliance Officer, the Audit Committee or through the Company’s Integrity Channel at www.Seawell.com.

Reports of suspected violations of the Code will be investigated as the Company finds appropriate, under the supervision of the Chief Financial Officer of the Company, including the Audit Committee.  All Employees are expected to cooperate in the investigation of reported violations.

To the extent practical and appropriate under the circumstances to protect the privacy of the persons involved, the Company will not disclose the identity of anyone who reports a suspected violation of the Code or participates in an investigation.  The Company will not retaliate, or allow retaliation in respect of any reports of suspected violations of the Code made by an Employee in good faith.

Procedures Regarding Waivers

Because of the importance of the matters involved in this Code, waivers will be granted only in exceptional circumstances where the situation would support a waiver. Waivers of the Code may only be made by the Board.

THE CODE OF CONDUCT

Seawell Behaviour and conduct policy

The Seawell Behaviour and conduct policy, approved by our CEO, forms the baseline for Seawell Code of Conduct.

Behaviour and Conduct Policy

We expect that everyone behave respectfully toward others and act in line with out company values.

We should all commit to:

• Ethical awareness and behaviour in daily activities and dealings with others that ensures Seawell’s integrity

• Not becoming involved in relationships, with Seawell clients, suppliers, or individuals, that could give rise to an actual or perceived conflict of interest

• Opposing any form of corruption

• Ensuring equal opportunities, regardless of age, marital status, gender, sexual orientation, beliefs, nationality or ethnicity

• A zero tolerance towards sexual harassment and bullying

January 1, 2010

/s/ Thorlief Egeli
Thorleif Egeli
CEO
Seawell Management AS
Figure. Seawell Behaviour and conduct policy.

2

Compliance with Laws, Rules and Regulations

It is the Company’s policy to comply with all applicable laws, rules and regulations of the countries and regulatory authorities that affect the Company’s business. It is the personal responsibility of each Employee to adhere to the standards and restrictions imposed by those laws, rules and regulations.  Any Employee questions with respect to whether a situation violates any applicable law, rule, regulation or Company policy should be directed to that Employee’s manager.

Conflict of Interest and Corporate Opportunity

Employees must avoid any interest that conflicts or appears to conflict with the interests of the Company or that could reasonably be determined to harm the Company’s reputation; and report any actual or potential conflict of interest (including any material transaction or relationship that reasonably could be expected to give rise to such conflict) immediately to the Employee’s manager and adhere to instructions concerning how to address such conflict of interest.  A conflict of interest exists if actions by any Employee are, or could reasonably appear to be, influenced directly or indirectly by personal considerations, duties owed to persons or entities other than the Company, or by actual or potential personal benefit or gain.

Employees owe a duty to advance the legitimate interests of the Company when the opportunities to do so arise. Employees may not take for themselves personal opportunities that are discovered through the use of corporate property, information or position.

Health, Safety and Environmental protection

The Company will conduct its business in a manner designed to protect the health and safety of its Employees, its customers, the public, and the environment.  The Company’s policy is to operate its business and its drilling units in accordance with all applicable health, safety and environmental laws and regulations so as to ensure the protection of the environment and the Company’s personnel and property.  All Employees should conduct themselves in a manner that is consistent with this policy. Any departure or suspected departure from this policy must be reported promptly.

Certain procedures have been designated as RED procedures (defined as highly safety critical procedures) by the Company based on operational risk. Employees should direct special attention to adherence to RED procedures and any deviation from such procedures may be considered a violation of the Code.

Ethical Conduct

Employees must endeavour to deal honestly, ethically and fairly with the Company’s customers, suppliers, competitors and employees.  No Employee should take unfair advantage of anyone through manipulation, concealment, abuse of privilege information, misrepresentation of material facts, or any other unfair-dealing practice.  Honest conduct is considered to be conduct that is free from fraud or deception.  Ethical conduct is not just about complying with applicable laws and regulations, it is about meeting the standards for honesty and integrity in this Code even where these standards may go beyond the legal requirements.

Special Ethics Obligations for Employees with Financial Reporting Responsibilities

The Chief Executive Officer, the Chief Financial Officer, the principal accounting officers and those other employees designated by the Chief Financial Officer as being involved in the preparation of the Company’s financial statements (collectively, the “Financial Statement Reporting Employees”) have a special role both to adhere to the forgoing principles themselves and also promote a culture throughout the Company of the importance of full, fair, timely, accurate and understandable reporting of the Company’s financial results and condition. Because of this special role, the Financial Statement Reporting Employees are bound by the following financial employee code of ethics, and by accepting the Code, each such Financial Statement Reporting Employee agrees that she or he will:

•	Act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships.
•	Provide constituents with information that is accurate, complete, objective, relevant, timely and understandable within accepted materiality standards.

3

•	Provide full, fair, accurate, timely and understandable disclosure on SEC reports and other public communications.
•	Comply with rules and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies.
•	Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing his or her independent judgment to be subordinated.
•
Respect the confidentiality of information acquired in the course of their work except when authorized or otherwise legally obligated to disclose. Confidential information acquired in the course of his or her work is not used for personal advantage.

•	Promptly report all material internal violations of the Code to their supervisor, Chief Financial Officer, internal audit or the Audit Committee as appropriate.
•	Acknowledge that any material violation of the Code may subject him or her to disciplinary action up to and including termination.

The Financial Employee Code of Ethics is deemed to be the “code of ethics” required under Section 406 of the Sarbanes-Oxley Act of 2002.

Entertainment and Gifts

Decisions by the Company and its agents relating to the procurement and provision of goods and services should always be free from even a perception that favourable treatment was sought, received or given as the result of furnishing or receiving gift, favours, hospitality, entertainment or other similar gratuity.  The giving or receiving of anything of value to induce such decisions is prohibited. Employees should never solicit a gift or favour for personal benefit from those with whom the Company do business. Providing or receiving gifts or entertainment of nominal value motivated by commonly accepted business courtesies is permissible, but not if such gifts or entertainment would reasonably be expected to cause favouritism or a sense of obligation.

Payments and Bribery

No bribes, kick-back arrangements or other similar payments and benefits, directly or indirectly, shall be paid to employees of suppliers or customers.  These requirements include any payments on behalf of the Company to government officials of any government at any level, employees or other representatives of government owned businesses, and political candidates or parties.

The Company will seek to identify and eliminate all facilitation payments.  This also applies to any payments made by representatives or agents of the Company in connection with Company business.

All payments must comply with the Company’s financial procedures for the approval and recording of payments, and must be submitted to the appropriate level of management for review in accordance with the Company’s financial control procedures.

Company Policy against Discrimination and Harassment

The Company strives for a workplace in which diversity is valued, in which every Employee has the opportunity to develop skills and talents consistent with the company’s core values. The Company prohibits discrimination against any Employee or prospective Employee on the basis of age, gender, race, nationality, religion or ethnic background, or any other basis prohibited by the laws that govern its operations.

Harassment in any form by or towards employees, suppliers, partners or customers is not tolerated in Seawell. Under this policy harassment is regarded as any form of inappropriate conduct that has an effect of creating an intimidating, hostile or offensive work environment or that may be reasonably perceived to affect an individual’s employment opportunity or opportunities for training or promotion. In Seawell everyone shall treat each other with respect and dignity.

Company Policy for Prevention of Alcohol and Drug Abuse

Company policy prohibits the illegal use, sale, purchase, manufacture, distribution, possession or consumption of drugs, other than medically prescribed drugs. Company policy also prohibits the use, sale, purchase, distribution or possession of alcoholic beverages by Employees while on Company premises.  As a limited exception, at Company onshore premises (but not offshore) the moderate use of alcohol during activities taking place under Company auspices may be authorized by the senior Company manager.  This policy requires that the Company must abide by applicable laws and regulations relative to the use of alcohol or other controlled substances.  The Company, in its discretion, reserves the right to randomly test Employees for the use of alcohol or other controlled substances unless prohibited by prevailing local law.

4

External Communication

Only certain designated Employees may discuss the Company with the news media, securities analysts and investors. All inquiries from regulatory authorities or government representatives should be referred to the responsible manager for the relevant Company business unit.   General inquiries about the Company or its employees should be referred to Corporate Communication. Inquiries from financial analysts or investors should be referred to Corporate Investor Relations.

Confidentiality and Privacy

Company communication principles generally require that all information be available to all employees unless it has been declared confidential. However, it is important that each Employee protect the confidentiality of Company information. Employees may have access to proprietary and confidential information concerning the Company’s business, clients and suppliers.  Confidential information includes such items as non-public information concerning the Company’s business, financial results and prospects and potential corporate transactions. Employees may also become aware of confidential information of our customers, including non-public information about our customers’ oil and gas fields.  Employees are required to keep such information confidential during employment as well as thereafter, and not to use, disclose, or communicate that confidential information other than as may be appropriate in the course of employment

To ensure the confidentiality and privacy of any personal information collected and to comply with applicable laws, any Employee in possession of non-public, personal information about Employees or any other individual, must maintain the highest degree of confidentiality and must not disclose any personal information unless authorisation is obtained. All Employees shall adhere to all applicable laws on the use of personal information.  Personal information shall only be collected for lawful purposes.  International transfers of personal information shall only be made in compliance with laws applicable to such transfers.

Proper Use of Company Assets

The Company’s assets are only to be used for legitimate business purposes and only by authorised Employees or their designees. This applies to tangible assets and intangible assets (such as trade secrets and confidential information). Employees have a responsibility to protect the Company’s assets from theft and loss and to ensure their efficient use.  Theft, carelessness and waste have a direct impact on the Company’s profitability. If an Employee becomes aware of theft, waste or misuse of the Company’s assets, the Employee should report this to his or her manager.

Electronic communication

Electronic communications include all aspects of voice, video, and data communications, such as voicemail, e-mail, fax, and Internet.  Employees should use electronic communications equipment, software, systems or other facilities (“Systems”) for Company business purposes only and may not use the Company’s Systems for any other purpose except for reasonable incidental personal use.  Among other things, the Employee should not participate in any public online forum where the business of the Company or its customers or suppliers is discussed as this may give rise to a violation of the Company’s confidentiality policy or subject the Company to legal action for defamation.  All records produced involving the use of the Company’s Systems is Company property. The Company reserves the right to inspect all electronic communications and records involving the use of the Company Systems within the confines of applicable local law and Employees should not have an expectation of privacy when using Company Systems.

Securities Trading

Because Seawell is a public company, it is subject to a number of laws concerning the purchase of shares and other publicly traded securities. Company policy prohibits Employees and their family members from trading securities while in possession of material, non-public information relating to the Company or any other company, including a customer or supplier that has a significant relationship with the Company.

5

Information is “material” when there is a substantial likelihood that a reasonable investor would consider the information important in deciding whether to buy, hold or sell securities.  In short, any information that could reasonably be expected to affect the price of securities is material. Information is considered to be “public” only when it has been released to the public through appropriate channels and enough time has elapsed to permit the investment market to absorb and evaluate the information.  If an Employee has any doubt as to whether he/she possess material non-public information, he/she should contact their manager, an officer of the Company or the Company's representative in charge of insider trading matters and the advice of legal counsel may be sought.

Members of the Board, officers and senior managers (“Primary Insiders”) are subject to various reporting and insider trading requirements. Primary Insiders are required to obtain clearance in advance of any contemplated securities transactions from the Company's representative in charge of insider trading matters or the Board and are also required to comply with all reporting requirements.

At any time, the Board of Directors has authority to designate a “blackout period” over all trading in the Company’s securities. A blackout period compels all trading in the securities affected to cease immediately for the period designated by the Board of Directors. A blackout period may be exercised over securities of companies with which the Company does or may do business or in which the Company invests or may invest.  No one may disclose to any outside third party that a blackout period has been designated.

Failure to comply with applicable securities trading laws and company policies may subject Employees or Employees’ family members to criminal or civil penalties, as well as to disciplinary action by the Company up to and including termination.  Responsibility for complying with applicable laws as well as the Company’s policy rests with Employees individually.

Integrity of Corporate Records

All business records, expense accounts, vouchers, bills, payrolls, service records, reports to government agencies and other reports must accurately reflect the facts.  Without limiting the foregoing, all reports and documents filed with the U.S. Securities and Exchange Commission and the Oslo Stock Exchange, as well as other public communications, should be full, fair, accurate, timely and understandable.

The books and records of the Company must be prepared with care and honesty and must accurately reflect our transactions. All corporate funds and assets must be recorded in accordance with Company procedures. No undisclosed or unrecorded funds or assets shall be established for any purpose.

The Company’s accounting personnel must provide the independent public accountants and the Board with all information they request. Employees must neither take, nor direct or permit others to take, any action to fraudulently influence, coerce, manipulate or mislead independent public accountants engaged in the audit or review of the Company’s financial statements, or fail to correct any materially false or misleading financial statements or records, for the purpose of rendering those financial statements materially misleading.

Compliance with Anti-Trust Laws

The Company’s business may be subject to European Union, United States and other foreign government anti-trust and similar laws regulating competitive behaviour. These laws are intended to ensure that markets for goods and services operate effectively and free from undue restraints on competition.  Certain agreements among competitors are prohibited such as agreements to fix pricing, allocate products, customers or territories, or limit production or sale of any products or services.  Employees should attempt to avoid even the appearance of actions which may violate laws regulating competition.

All Employees must comply with such laws and the Employee should confer with his/her manager whenever he/she has a question with respect to the possible anti-competitive effect of particular transactions.

Compliance with Customs and Trade Controls

The Company shall comply with all applicable laws regulating the import and export of goods and services in each country where the Company does business.  If an Employee has any doubt about the propriety of any shipment or other transaction under customs or other trade regulations, the Employee should contact his/her manager in charge, and the advice of legal counsel may be sought.

6

Exhibit 12.1

Certification of the Chief Executive Officer

I, Jørgen Rasmussen, certify that:

1.	I have reviewed this annual report on Form 20-F of Seawell Limited;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and have:

a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)
Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.
The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

	b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: April 26, 2011

/s/ Jørgen Rasmussen
Jørgen Rasmussen
Chief Executive Officer, Seawell Management Limited

Exhibit 12.2

Certification of the Chief Financial Officer

I, Lars Bethuelsen, certify that:

1.	I have reviewed this annual report on Form 20-F of Seawell Limited;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and have:

a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)
Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.
The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

	b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: April 26, 2011

/s/ Lars Bethuelsen
Lars Bethuelsen
Chief Financial Officer, Seawell Management AS

Exhibit 13.1

Certification of CEO Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 20-F of Seawell Limited (the “Company”) for the fiscal year ended December 31, 2010, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), Jørgen Rasmussen, as Chief Executive Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Jørgen Rasmussen
Name: Jørgen Rasmussen
Title: Chief Executive Officer, Seawell Management Limited
Date: April 26, 2011

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

This certification accompanies the Report pursuant to section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of section 18 of the Securities Exchange Act of 1934.

Exhibit 13.2

Certification of CFO Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 20-F of Seawell Limited (the “Company”) for the fiscal year ended December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), Lars Bethuelsen, as Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Lars Bethuelsen
Name: Lars Bethuelsen
Title: Chief Financial Officer, Seawell Management AS
Date: April 26, 2011

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

This certification accompanies the Report pursuant to section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of section 18 of the Securities Exchange Act of 1934.

Appendix 4: Auditors Statement on Pro Forma

PricewaterhouseCoopers AS Forus Atrium Postboks 8017 NO-4068 Stavanger Telefon 02316
To the Board of Directors of Archer Limited

Independent assurance report on unaudited pro forma condensed combined financial information

We have examined the unaudited Pro Forma Condensed Combined Financial Information prepared by Archer Limited (the “Company”), comprising the unaudited pro forma condensed combined balance sheet of the Company as of June 30, 2011, the related unaudited pro forma condensed combined statement of operations for the 6 months then ended and the unaudited pro forma condensed and combined statement of operations for the year ended December 31, 2010. This unaudited Pro Forma Financial Information has been prepared for illustrative purposes solely to show what the significant effects on the consolidated accounts of the Company might have been had the acquisition of Gray Wireline Services Inc, Allis-Chalmers Energy Inc and Great White Energy Services LLC occurred at an earlier date. This unaudited Pro Forma Financial Information is the responsibility of the Board of Directors of the Company. It is our responsibility to provide the opinion required by item 7 of Annex II to the EU Regulation No 809/2004 as included in Section 7-13 of the Norwegian Securities Trading Act. We are not responsible for expressing any other opinion on the pro forma financial information or on any of its constituent elements.

We conducted our examination in accordance with the Norwegian Standard on Assurance Engagements 3000 “Assurance Engagements Other than Audits or Reviews of Historical Financial Information”. Our work consisted primarily of comparing the unadjusted financial information with the source documents, obtaining evidence supporting the adjustments and discussing the pro forma financial information with the Directors of the Company.

Based on our examination, in our opinion:

a)	the pro forma financial information has been properly compiled on the basis stated; and

b)	such basis is consistent with the accounting policies of the issuer.

This report is issued for the sole purpose of the information memorandum required by item 7 of Annex II to the EU Regulation No 809/2004 as included in Section 7-13 of the Norwegian Securities Trading Act as set out in the Offer Document. This report is not appropriate for other jurisdictions than Norway and should not be used or relied upon for any purpose other than to comply with item 7 of Annex II to the EU Regulation No 809/2004. It should be noted that the Unaudited Pro Forma Condensed Combined Financial Information was not prepared in connection with an offering registered with the US Securities and Exchange (“SEC”) under the US Securities Act and consequently is not compliant with the SEC’s rules on presentation of pro forma financial information. Furthermore, our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards. As such a US investor should not place reliance on the pro forma financial information included in the information memorandum.

Stavanger, September 9, 2011
PricewaterhouseCoopers AS

Tom Notland
State Authorized Public Accountant (Norway)

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PricewaterhouseCoopers navnet refererer til individuelle medlemsfirmaer tilknyttet den verdensomspennende PricewaterhouseCoopers organisasjonen Medlemmer av Den norske Revisorforening   •    Foretaksregisteret: NO 987 009 713   •   www.pwc.no

A 4

Appendix 5: Great White for the quarter ended and six months period ended 30 June 2011

A 5

GW Holdings I LLC

Consolidated Financial Statements
As of June 30, 2011 and December 31, 2010
For the Six Months Ending June 30, 2011 and 2010

GW Holdings I LLC
Consolidated Balance Share

	June 30, 2011 (unaudited)	December 31, 2010
Assets
Current assets
Cash and cash equivalents ($24,041 and $43,013 related to VIEs)	$15,766,936	$7,988,912
Accounts receivable (net of allowance of $1,322,348 and $1,323,510)	71,657,738	35,871,390
Receivables from related parties	2,834,079	4,864,881
Inventories	6,939,678	4,069,466
Prepaid expenses and other	4,008,962	1,271,746
Total current assets	101,207,393	54,066,395
Property and equipment, net ($590,031 and $600,490 related to VIEs)	183,895,473	134,084,654
Other non-current assets	2,627,269	1,369,063
Intangible assets, net	7,175,353	7,763,814
Goodwill	16,222,481	16,222,481

Total assets	$311,127,969	$213,506,407
Liabilities and Equity
Current liabilities
Accounts payable ($6,632 and $4,483 related to VIEs)	$24,576,663	$16,696,185
Accrued and other current liabilities	15,946,493	10,087,814
Payables to related parties	14,669,156	796,201
Advances from Great White Energy Services LLC	4,215,915	637,725
Current portion of long-term debt	654,730	2,673,605
Current portion of capital lease obligations	3,720,166	1,029,137

Total current liabilities	63,783,123	31,920,667

Deferred income taxes	733,430	1,162,299
Capital lease obligations, net of current portion	6,129,604	6,456,527
Long-term debt	32,500,667	6,012,170

Total liabilities	103,146,824	45,551,663

Commitments and contingencies (Notes H, J and L)

Equity
Member’s equity	207,373,705	167,315,724
Non-controlling interest in variable interest entities	607,440	639,020

Total equity	207,981,145	167,954,744

Total liabilities and equity	$311,127,969	$213,506,407

The accompanying notes are an integral part of these financial statements

1

GW Holdings I LLC
Consolidated Statements of Operations

For the Three Months and Six Months Ending June 30, 2011 and 2010
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Revenue
Revenue	$96,215,849	$46,573,564	$169,784,241	$81,456,292
Revenue - related parties	5,456,560	2,122,616	12,252,400	3,082,344
Total revenue	101,672,409	48,696,180	182,036,641	84,538,636

Costs and expenses
Cost of revenue (exclusive of depreciation and amortization)	66,341,482	34,020,255	115,632,105	61,917,729
Cost o f revenue (exclusive of depreciation and amortization)- related parties	596,489	256,504	894,716	358,037
Selling, general, and administrative	6,281,392	3,423,913	11,157,589	6,756,555
Selling, general, and administrative - related parties	32,816	30,355	64,653	69,109
Depreciation and amortization	7,571,486	5,593,406	14,125,626	11,043,412

Total costs and expenses	80,823,665	43,324,433	141,874,689	80,144,842

Operating income (loss)	20,848,744	5,371,747	40,161,952	4,393,794

Other income (expense)
Interest expense	(189,136)	(9,055)	(208,523)	(39,345)
Interest expense - related parties	(73,308)	(329,783)	(83,394)	(654,002)
Other	337,417	34,417	377,487	35,393

	74,973	(304,421)	85,570	(657,954)

Income (loss ) before income taxes	20,923,717	5,067,326	40,247,522	3,735,840
Provision (benefit) for income taxes	134,848	30,302	167,979	(3,294)

Net income (loss)	20,788,869	5,037,024	40,079,543	3,739,134
Income attributable to non-controlling interest in variable interest entities	10,492	12,425	21,562	23,109

Net income (loss) attributable to equity holders of the Company	$20,778,377	$5,024,599	$40,057,981	$3,716,025

The accompanying notes are an integral part of these financial statements

2

GW Holdings I LLC
Consolidated Statements of Operations

For the Six Months Ended June 30, 2011 and 2010
(unaudited)

	Member's Equity	Non-controlling Interest In Variable Interest Entities	Total Equity
Balance at January 1, 2010	$117,209,899	$668,046	$117,877,945

Capital contributions	9,821,742	-	9,821,742
Capital distributions	(3,618,197)	-	(3,618,197)
Net (loss) income	3,716,025	23,109	3,739,134

Balance at June 30, 2010	$127,129,469	$691,155	$127,820,624

Balance at January 1, 2011	167,315,724	639,020	167,954,744

Capital distributions	-	(53,142)	(53,142)
Net income	40,057,981	21,562	40,079,543

Balance at June 30, 2011	$207,373,705	$607,440	$207,981,145

The accompanying notes are an integral part of these financial statements

3

GW Holdings I LLC
Consolidated Statements of Operations

For the Six Months Ended June 30, 2011 and 2010
(unaudited)

	2011	2010
Cash flows from operating activities
Net income (loss)	$40,079,543	$3,739,134
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	14,125,626	11,043,412
Amortization of deferred financing costs	68,856	-
Provision for doubtful accounts	572,017	427,912
Deferred income tax benefit	(428,869)	(153,535)
Loss on sale or disposal of assets	476,850	(23,719)
Gain on sale of equipment involuntarily damaged or lost down-hole	(953,344)	(1,095,205)
Change in operating assets and liabilities:
Accounts receivable	(36,358,365)	(12,433,521)
Receivables from related parties	2,030,802	(5,815,653)
Inventories	(2,870,212)	(307,576)
Prepaid expenses and other	(2,737,216)	(733,138)
Other assets	-	(100)
Payables to related parties	817,781	3,553,961
Accounts payable and accrued and other current liabilities	14,182,598	5,701,943
Net cash provided by operating activities	29,006,067	3,903,915

Cash flows from investing activities
Proceeds from sale of equipment involuntarily damaged or lost down-hole	1,244,772	1,411,148
Proceeds from asset disposals	1,436,430	23,112
Additions to property and equipment	(53,021,406)	(6,774,064)
Net cash used in investing activities	(50,340,204)	(5,339,804)

Cash flows from financing activities
Payments on capital lease obligations	(620,883)	(499,610)
Advances under long-term debt agreements	29,078,329	-
Payments on long-term debt agreements	(1,543,271)	-
Deferred financing costs and stock issuance costs	(1,067,914)	-
Cash colleteral held by lender	(259,148)	-
Advances from Great White Energy Services LLC	4,651,806	4,902,141
Payments to Great White Energy Services LLC	(1,073,616)	(4,947,614)
Capital distributions	-	(3,618,197)
Capital contributions	-	9,821,742
Capital distributed by variable interest entities	(53,142)	-
Net cash provided by financing activities	29,112,161	5,658,462
Net increase in cash and cash equivalents	7,778,024	4,222,573
Cash and cash equivalents at beginning of period	7,988,912	1,485,845
Cash and cash equivalents at end of period	$15,766,936	$5,708,418

Cash paid for interest, net of capitalized interest	$223,169	$310,650
Cash paid for taxes	$20,000	$-
Noncash extinguishment of capital lease obligations	$80,447	$-

The accompanying notes are an integral part of these financial statements

4

Appendix 6: Great White’s Financial Statement for the year ended 31 December 2010

A 6

INDEX TO FINANCIAL STATEMENTS

GW Holdings I LLC
Consolidated Financial Statements As of December 31, 2010 and 2009 and for the Years Ended
December 31, 2010, 2009 and 2008
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2010 and 2009	F-3
Consolidated Statements of Operations for the Years Ended December 31, 2010, 2009 and 2008	F-4
Consolidated Statement of Equity for the Years Ended December 31, 2010, 2009 and 2008	F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2010, 2009 and 2008	F-6
Notes to Consolidated Financial Statements	F-7

Unaudited Consolidated Financial Statements as of March 31, 2011 and December 31, 2010 and for
the Three Months Ended March 31, 2011 and 2010
Unaudited Consolidated Balance Sheets as of March 31, 2011 and December 31, 2010	F-26
Unaudited Consolidated Statements of Operations for the Three Months Ended March 31, 2011 and
2010	F-27
Unaudited Consolidated Statements of Equity for the Three Months Ended March 31, 2011 and 2010 . . .	F-28
Unaudited Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2011 and
2010	F-29
Notes to Unaudited Consolidated Financial Statements	F-30

Great White Energy Services, Inc.
Report of Independent Registered Public Accounting Firm	F-48
Balance Sheets as of March 31, 2011 (unaudited) and January 4, 2011	F-49
Notes to Balance Sheets	F-50

1

Report of Independent Registered Public Accounting Firm

Manager
GW Holdings I LLC

We have audited the accompanying consolidated balance sheets of GW Holdings I LLC and subsidiaries (collectively the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GW Holdings I LLC and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Oklahoma City, Oklahoma

April 28, 2011

2

GW Holdings I LLC
Consolidated Balance Sheets
December 31, 2010 and 2009

	2010	2009
Assets
Current assets
Cash and cash equivalents ($43,013 and $49,752 related to VIEs)	$7,988,912	$1,485,845
Accounts receivable (net of allowance of $1,323,510 and $1,399,857)	35,871,390	17,815,210
Receivables from related parties	4,864,881	1,262,824
Inventories	4,069,466	3,056,709
Prepaid expenses and other	1,271,746	1,327,474
Total current assets	54,066,395	24,948,062
Property and equipment, net ($600,490 and $621,408 related to VIEs)	134,084,654	100,036,408
Other non-current assets	1,369,063	41,646
Intangible assets, net	7,763,814	9,200,899
Goodwill	16,222,481	16,222,481
Total assets	$213,506,407	$150,449,496

Liabilities and Equity
Current liabilities
Accounts payable ($4,483 and $426 related to VIEs)	$16,696,185	$7,907,132
Accrued and other current liabilities ($0 and $2,688 related to VIEs)	10,087,814	5,412,886
Payables to related parties	796,201	171,500
Advances from Great White Energy Services LLC	637,725	10,464,373
Current portion of long-term debt	2,673,605	—
Current portion of capital lease obligations	1,029,137	494,853
Total current liabilities	31,920,667	24,450,744
Deferred income taxes	1,162,299	1,507,001
Capital lease obligations, net of current portion	6,456,527	6,613,806
Long-term debt	6,012,170	—
Total liabilities	45,551,663	32,571,551

Commitments and contingencies (Notes I, K and N)
Equity
Member’s equity	167,315,724	117,209,899
Non-controlling interest in variable interest entities	639,020	668,046
Total equity	167,954,744	117,877,945
Total liabilities and equity	$213,506,407	$150,449,496

The accompanying notes are an integral part of these financial statements

3

GW Holdings I LLC
Consolidated Statements of Operations
Years Ended December 31, 2010, 2009 and 2008

	2010	2009	2008
Revenue
Revenue	$192,982,667	$93,751,758	$207,301,245
Revenue—related parties	13,747,485	4,821,270	1,313,577
Total revenue	206,730,152	98,573,028	208,614,822
Costs and expenses
Cost of revenue (exclusive of depreciation and amortization)	145,029,654	82,369,868	131,333,365
Cost of revenue (exclusive of depreciation and amortization)— related parties	737,457	377,362	280,734
Selling, general, and administrative	14,957,806	10,197,872	15,839,134
Selling, general, and administrative—related parties	144,147	133,850	56,807
Depreciation and amortization	23,419,257	22,367,235	20,673,441
Impairment of goodwill and intangible assets	—	—	20,184,607
Total costs and expenses	184,288,321	115,446,187	188,368,088
Operating income (loss)	22,441,831	(16,873,159)	20,246,734
Other income (expense)
Interest expense	(152,673)	(468,652)	(383,690)
Interest expense—related parties	(1,193,539)	(1,357,131)	(1,726,538)
Other	68,597	206,545	462,282
	(1,277,615)	(1,619,238)	(1,647,946)
Income (loss) before income taxes	21,164,216	(18,492,397)	18,598,788
Provision (benefit) for income taxes	273,348	27,673	(2,455,196)
Net income (loss)	20,890,868	(18,520,070)	21,053,984
Income attributable to non-controlling interest in variable interest entities	40,974	27,796	8,942
Net income (loss) attributable to equity holders of the Company	$20,849,894	$(18,547,866)	$21,045,042
Pro forma information—unaudited (Note A 15)
Income (loss) before income taxes as reported	$21,164,216	$(18,492,397)	$18,598,788
Pro forma adjustment for income tax expense (benefit)	8,159,803	(6,928,362)	15,271,464
Pro forma net income (loss)	$13,004,413	$(11,564,035)	$3,327,324
Pro forma net income (loss) attributable to equity holders of the Company	$12,963,439	$(11,591,831)	$3,318,382
Basic and diluted attributable to the Company
Pro forma net income (loss) per common share	$.28	$(.25)	$.07
Pro forma average weighted common shares outstanding used in net income (loss) per common share	45,135,914	45,135,914	45,135,914

The accompanying notes are an integral part of these financial statements

4

GW Holdings I LLC
Consolidated Statement of Equity
Years Ended December 31, 2010, 2009 and 2008

	Member’s Equity	Non-controlling Interest In Variable Interest Entities	Total Equity
Balance at January 1, 2008	$136,959,537	$726,709	$137,686,246
Capital contributions	12,658,072	—	12,658,072
Capital distributions	(23,782,971)	(45,401)	(23,828,372)
Net income	21,045,042	8,942	21,053,984
Balance at December 31, 2008	146,879,680	690,250	147,569,930
Capital contributions	10,616,000	—	10,616,000
Capital distributions	(21,737,915)	(50,000)	(21,787,915)
Net (loss) income	(18,547,866)	27,796	(18,520,070)
Balance at December 31, 2009	117,209,899	668,046	117,877,945
Capital contributions	43,959,634	—	43,959,634
Capital distributions	(14,703,703)	(70,000)	(14,773,703)
Net income	20,849,894	40,974	20,890,868
Balance at December 31, 2010	$167,315,724	$639,020	$167,954,744

The accompanying notes are an integral part of these financial statements

5

GW Holdings I LLC
Consolidated Statements of Cash Flows
Years Ended December 31, 2010, 2009 and 2008

	2010	2009	2008
Cash flows from operating activities
Net income (loss)	$20,890,868	$(18,520,070)	$21,053,984
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	23,419,257	22,367,235	20,673,441
Accretion of obligation under business purchase agreement	—	272,494	326,820
Impairment of goodwill and intangible assets	—	—	20,184,607
Provision for doubtful accounts	1,171,231	1,190,960	1,819,604
Deferred income tax benefit	(344,702)	(209,296)	(2,853,137)
Loss (gain) on sale or disposal of assets	24,584	(7,232)	(5,011)
Gain on sale of equipment involuntarily damaged or lost down-hole	(2,583,532)	(2,108,666)	(7,189,168)
Change in operating assets and liabilities:
Accounts receivable	(19,227,411)	20,277,850	(11,513,587)
Receivables from related parties	(3,602,057)	(1,249,094)	843,193
Inventories	(1,012,757)	308,559	(341,990)
Prepaid expenses and other	55,728	747,162	(178,576)
Other assets	1,092	1,236	1,461,969
Payables to related parties	364,413	(15,729)	(639,239)
Accounts payable and accrued and other current liabilities	10,774,559	(576,012)	(4,985,573)
Net cash provided by operating activities	29,931,273	22,479,397	38,657,337
Cash flows from investing activities
Proceeds from sale of equipment involuntarily damaged or lost down-hole	3,640,558	3,536,835	8,518,288
Proceeds from asset disposals	675,682	46,861	83,902
Additions to property and equipment	(52,569,174)	(9,455,058)	(32,847,685)
Net cash used in investing activities	(48,252,934)	(5,871,362)	(24,245,495)
Cash flows from financing activities
Payments on capital lease obligations	(1,891,821)	(555,903)	(363,367)
Advances under long-term debt agreements	8,698,328	—	—
Payments on long-term debt agreements	(12,553)	—	—
Cash collateral held by lender	(1,245,603)	—	—
Deferred financing costs	(82,906)	—	—
Advances from Great White Energy Services LLC	30,592,376	12,198,381	7,368,823
Payments to Great White Energy Services LLC	(18,635,730)	(11,682,467)	(11,891,419)
Payments under business purchase obligation	—	(4,536,932)
Capital distributions	(14,703,703)	(21,737,915)	(23,782,971)
Capital contributions	22,176,340	10,616,000	12,658,072
Capital distributed by variable interest entities	(70,000)	(50,000)	(45,401)
Net cash provided by (used in) financing activities	24,824,728	(15,748,836)	(16,056,263)
Net increase (decrease) in cash and cash equivalents	6,503,067	859,199	(1,644,421)
Cash and cash equivalents at beginning of period	1,485,845	626,646	2,271,067
Cash and cash equivalents at end of period	$7,988,912	$1,485,845	$626,646
Cash paid for interest, net of capitalized interest	$371,665	$844,999	$1,256,023
Non-cash investing and financing activities
Property and equipment acquired by capital lease	$2,268,826	$780,343	$3,703,088
Noncash conversion of advances from Great White Energy
Services LLC to equity (Note H)	$21,782,294	$—	$—
Capital contribution receivable	$1,000	$—	$—

The accompanying notes are an integral part of these financial statements

6

GW Holdings I LLC
Notes to Consolidated Financial Statements

Note A-Nature of Operations and Summary of Significant Accounting Policies

GW Holdings I LLC was formed December 10, 2010 by Wexford Capital LP (“Wexford”). The membership interests or common stock, as applicable, in Great White Pressure Control LLC, Great White Pressure Pumping LLC, Acid, Inc., Great White Directional Services LLC, Diamondback-Directional Drilling LLC, and Great White Energy Services, Inc. (“GWES”) were contributed on December 31, 2010 to GW Holdings I LLC by GWES Holdings LLC and Diamondback Holdings, LLC, which are entities controlled and managed by Wexford. Accordingly, the contributions were treated as a combination of entities under common control and the assets and liabilities contributed have been accounted for at the historical cost of the contributing entities and the Company’s financial statements include all operations and transactions of the contributed entities for all periods presented. Collectively, GW Holdings I LLC, and its wholly owned subsidiaries, Great White Pressure Control LLC, Great White Pressure Pumping LLC, Acid, Inc., Great White Directional Services LLC, Diamondback-Directional Drilling LLC, and GWES are referred to as the (“Company”). GWES was formed on December 1, 2010 in anticipation of an initial public offering (“IPO”). Prior to the consummation of the IPO, GW Holdings I LLC will be merged with GWES and GWES will continue as the surviving corporation. These financial statements also include a consolidated variable interest entity, Caliber Wyoming Properties, LLC and certain allocated activities of Great White Energy Services LLC and Diamondback Holdings, LLC.

Certain management, administrative, and treasury functions were provided to the Company by Great White Energy Services LLC, a wholly owned subsidiary of GWES Holdings LLC, and Diamondback Holdings, LLC. For purposes of presenting the consolidated financial statements, allocations were required to determine the cost of general and administrative activities performed attributable to the Company. The allocations were made based upon underlying salary costs of employees performing Company related functions, payroll, revenue, or headcount relative to other companies managed by Great White Energy Services LLC or Diamondback Holdings, LLC, or specifically identified invoices processed, depending on the nature of the cost. Management believes that the allocation methodology was reasonable; however, expenses allocated to the Company are not necessarily indicative of the expenses that would have been incurred on a stand-alone basis nor are they indicative of costs that may be incurred in the future.

Generally, a centralized cash management program was utilized under which cash receipts and cash disbursements of the Company were remitted to or funded from central accounts owned and controlled by Great White Energy Services LLC or Diamondback Holdings, LLC. Such disbursement transactions with Great White Energy Services LLC were reported as a liability because it was expected that net amounts advanced would be repaid. Such cash receipts transactions with Great White Energy Services LLC were reported as reductions to the liability. Great White Energy Services LLC charged interest on net amounts advanced based on interest rates consistent with its line of credit. Such transactions with Diamondback Holdings, LLC were reported as equity transactions and no interest was charged.

Member’s equity includes transfers of cash to or from Diamondback Holdings, LLC to fund certain of the Company’s operations. Other transactions affecting member’s equity include general, administrative, and corporate overhead expenses allocated to the Company.

Operations

The Company is an oilfield service company that provides horizontal and directional drilling and completion and production services used in connection with drilling oil and natural gas wells. The Company provides horizontal and directional drilling services by using directional drilling motors and measurement while drilling and electromagnetic technology systems. The Company’s completion and production services include hydraulic fracturing, coil tubing, snubbing, wireline, nitrogen, fluid pumping and well control. All of the Company’s operations are in the United States. Primary regions of operations are the Mid-Continent Basin, Permian Basin, Rocky Mountain region and Appalachian Basin. The Company’s business depends in large part on the conditions in the oil and natural gas industry and specifically on the amount of capital spending by its customers. Any prolonged increase or decrease in

7

oil and natural gas prices affects the levels of exploration, development and production activity, as well as the entire health of the oil and natural gas industry. Changes in the commodity prices for oil and natural gas could have a material effect on the Company’s results of operations and financial condition.

A summary of the significant accounting policies are as follows.

1.	Principles of Consolidation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All material accounts and transactions between the entities within the Company have been eliminated in the consolidated financial statements.

2.	Cash and Cash Equivalents
All highly liquid investments with a maturity of three months or less when acquired are considered cash equivalents.
3.	Accounts Receivable

Accounts receivable include amounts due from customers for services performed and are recorded as the work progresses. The Company grants credit to customers in the ordinary course of business and generally does not require collateral. Most areas in which the Company operates provide for a mechanic’s lien against the property on which the service is performed if the lien is filed within the statutorily specified time frame. Customer balances are generally considered delinquent if unpaid by the 30th day following the invoice date and credit privileges may be revoked if balances remain unpaid.

The Company regularly reviews receivables and provides for estimated losses through an allowance for doubtful accounts. In evaluating the level of established reserves, the Company makes judgments regarding its customers’ ability to make required payments, economic events, and other factors. As the financial condition of customers change, circumstances develop, or additional information becomes available, adjustments to the allowance for doubtful accounts may be required. In the event the Company was to determine that a customer may not be able to make required payments, the Company would increase the allowance through a charge to income in the period in which that determination is made. Uncollectible accounts receivable are periodically charged against the allowance for doubtful accounts once final determination is made of their uncollectability.

The following is a roll forward of the allowance for doubtful accounts for the years ended December 31, 2010, 2009 and 2008:

Balance, January 1, 2008	$825,509
Additions charged to expense	1,819,604
Deductions for uncollectible receivables written off	(1,591,570)
Balance, December 31, 2008	1,053,543
Additions charged to expense	1,190,960
Deductions for uncollectible receivables written off	(844,646)
Balance, December 31, 2009	1,399,857
Additions charged to expense	1,171,231
Deductions for uncollectible receivables written off	(1,247,578)
Balance, December 31, 2010	$1,323,510

4.	Inventories

8

Inventories are stated at the lower of cost or market, determined on a first in first out cost basis. Inventories consist of repair parts and consumable supplies. The Company assesses the valuation of its inventories based upon specific usage and future utility. A charge to results of operations is taken when factors that would result in a need for a reduction in the valuation, such as excess or obsolete inventory, are determined. As of December 31, 2010 and 2009, the reserves were nominal.

5.	Property and Equipment

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized while minor replacements, maintenance, and repairs, which do not increase the capacity, improve the efficiency or safety, or improve or extend the useful life of such assets, are charged to operations as incurred. Disposals are removed at cost, less accumulated depreciation, and any resulting gain or loss is reflected in operations.

Proceeds from customers for horizontal and directional drilling services equipment involuntarily damaged or lost down-hole are reflected in revenue with the carrying value of the related equipment charged to cost of revenues and are reported as cash inflows from investing activities in the statement of cash flows. For the years ended December 31, 2010, 2009 and 2008, proceeds from the sale of equipment involuntarily damaged or lost down-hole were $3,640,558, $3,536,835 and $8,518,288, respectively, and gain on sales of equipment involuntarily damaged or lost down-hole were $2,583,532, $2,108,666, and $7,189,168, respectively.

Depreciation is calculated using the straight-line method over the shorter of the estimated useful life, or the remaining lease term, as applicable. The useful lives of the major classes of property and equipment are as follows:

Office equipment, furniture and fixtures	3-10 years
Machinery and equipment:
Horizontal and directional drilling services	2-7 years
Completion and production services	2-12 years
Vehicles and trailers	3-7 years
Buildings and leasehold improvements	3-40 years

6.	Long-Lived Assets

Long-lived assets, primarily property and equipment and amortizable intangibles, are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of such assets is evaluated by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with the assets. If such evaluations indicate that the future undiscounted cash flows from the assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their estimated values.

There were no acquisitions of intangible assets during the years ended December 31, 2010, 2009 or 2008. The decline in oil and gas commodity prices as well as the overall downturn affecting the United States and worldwide economies that occurred in the latter half of 2008 significantly impacted the Company’s operations. As a result of these changes in economic conditions, the Company reviewed its long-lived assets for potential impairment. During 2008, amortizable intangible assets with a carrying value of $6,172,906 were determined to be impaired and were written off. Impairment amounts were determined by comparing the fair values of the long-lived assets, as determined through discounted cash flows, with the carrying values of the related assets.

7.	Amortizable Intangible Assets

9

Intangible assets subject to amortization include customer relationships and trade names. Customer relationships are amortized based on an estimated attrition factor of their useful life of 9 to 16 years and trade names are amortized straight line over their estimated useful lives of 20 years.

8.	Goodwill

Goodwill is tested for impairment as of October 1 each year or more frequently if events or changes in circumstances indicate that goodwill might be impaired. The impairment test is a two-step process. First, the fair value of each reporting unit is compared to its carrying value to determine whether an indication of impairment exists. If impairment is indicated, then the implied value of the reporting unit’s goodwill is determined by allocating the unit’s fair value to its assets and liabilities as if the reporting unit had been acquired in a business combination. The fair value of the reporting unit is determined using the discounted cash flow approach, excluding interest. The amount of impairment for goodwill is measured as the excess of its carrying value over its implied value.

No indications of impairment were noted during the years ended December 31, 2010 or 2009. As a result of the decline in commodity prices and the downturn in the economy, as previously described, goodwill of $14,011,701 was determined to be impaired and written off in 2008.

9.	Deferred Financing Costs

The Company capitalizes certain costs in connection with obtaining its borrowings, such as lender’s fees and related attorney’s fees. These costs are charged to interest expense over the contractual term of the debt using the effective interest method.

10.	Litigation and Self-Insured Risk Reserves

The Company estimates its reserves related to litigation and self-insured risks based on the facts and circumstances specific to the litigation and self-insured claims. There were no litigation reserves as of December 31, 2010 or 2009. The Company maintains accruals in the consolidated balance sheets to cover estimated self-insurance retentions (See Note N).

11.	Revenue Recognition

The Company generates revenue from multiple sources within its two operating segments. In all cases, revenue is recognized when services are performed, collection of the receivable is probable, persuasive evidence of an arrangement exists, and the price is fixed and determinable. Services are sold without warranty or right of return. Taxes assessed on revenue transactions are presented on a net basis and are not included in revenue.

Horizontal and directional drilling services are provided on a day rate or hourly basis. Revenue is recognized as the work progresses. Proceeds from customers for the cost of oilfield rental equipment that is involuntarily damaged or lost down-hole are reflected as revenues.

Completion and production services are typically provided on a day rate or contracted basis and revenue is recognized as the work progresses. Additional revenue is generated through the sale of consumable supplies that are incidental to the service being performed.

12.	Cost of Revenue

The primary components of cost of revenue are those salaries, consumable supplies, repairs and maintenance and general operational costs that are directly associated with the services performed for the customers. Cost of revenue – related parties reflects expenses incurred from related parties.

13.	Use of Estimates

10

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include but are not limited to the allowance for doubtful accounts, reserves for self-insurance, depreciation and amortization of property and equipment and amortizable intangibles, future cash flows and fair values used to assess recoverability and impairment of long-lived assets and goodwill and allocation of general, administrative and corporate overhead expenses.

14.	Income Taxes

Each of the operating entities comprising the Company other than Acid, Inc. are limited liability companies and as such are treated as pass-through entities for income tax purposes. As pass-through entities, income taxes on net earnings are payable by the members and are not reflected in the financial statements. Acid, Inc. is subject to corporate income taxes, and such taxes are provided in the financial statements based upon Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 740, Income Taxes. Under FASB ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of deferred tax assets and liabilities as a result of a change in tax rate is recognized in the period that includes the statutory enactment date. A valuation allowance for deferred tax assets is recognized when it is more likely than not that the benefit of deferred tax assets will not be realized.

As required by ASC 740, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. During the years ended December 31, 2010, 2009 and 2008, there were no financial statement benefits or obligations recognized related to uncertain tax positions.

Certain operations of the Company are also subject to the Texas Margin Tax or Michigan Business Tax, and the Company accounts for these taxes based upon the provisions of FASB ASC 740. Generally, the pass-through entities are no longer subject to tax examinations by tax authorities for years before 2006.

The Company’s accounting policy relating to income tax penalties and interest assessments is to accrue for these costs and record a charge to selling, general and administrative expense for tax penalties and a charge to interest expense for interest assessments during the period that the Company has unrecognized tax benefits.

Acid, Inc. files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. Generally, Acid, Inc. is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2007.

Based on estimates of the temporary differences as of December 31, 2010, upon conversion to a taxable entity, net deferred tax liabilities of approximately $20,100,000 will be recognized with a corresponding charge to provision for income taxes.

15.	Unaudited Pro Forma Income Taxes and Earnings Per Share

Upon completion of a proposed initial public offering (“IPO”) by the Company of its common stock, the Company will be treated as a C-Corp under the Internal Revenue Code and will be subject to income taxes. Accordingly, a pro forma income tax provision has been disclosed as if the Company were a C-Corp for all periods presented. The pro forma tax expense has been calculated at a rate of 38%. The tax rate is based upon a federal corporate level tax rate and a state tax rate, net of federal benefit, incorporating permanent differences.

11

Upon the merger of GW Holdings I LLC and GWES in contemplation of a proposed IPO, the Company will present pro forma earnings per share for each period reported. Pro forma basic and diluted income (loss) per share will be computed by dividing net income (loss) attributable to the Company by the number of shares of common stock determined as if the shares of GWES common stock issued to GWES Holdings and Diamondback Holdings, LLC in the merger were outstanding for all periods presented.

16.	Financial Instruments

The Company’s financial instruments consist primarily of cash and cash equivalents, trade receivables, trade payables, advances from Great White Energy Services LLC, and long-term debt. The carrying value of cash and cash equivalents, trade receivables, trade payables, and advances from Great White Energy Services LLC are considered representative of their fair value due to the short term nature of these instruments. The carrying value of long-term debt is deemed representative of fair value based on bearing interest rates and having terms comparable to prevailing market conditions.

The cash collateral agreement held by lender is security related to certain of the Company’s long-term debt, is non-interest bearing, and has a carrying value of $1,245,603 and a fair value of $1,187,677. Fair value was determined by discounting the carrying amount by the interest rate offered on 36 month certificates of deposit.

17.	Concentrations of Credit Risk and Significant Customers

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents occasionally in excess of federally insured limits and trade receivables. The Company’s accounts receivable have a concentration in the oil and natural gas industry and the customer base consists primarily of independent oil and natural gas producers.

Both of the Company’s operating segments provide services to one company which accounted for total revenue of 17.9% in 2010, 11.1% in 2009, and 13.2% in 2008. This company represented 16.0% and 13.1% of consolidated accounts receivable at December 31, 2010 and 2009, respectively.

18.	Concentration of Key Raw Material Suppliers

The completion and production services segment relies on a limited number of suppliers for sand and other proppants. These key materials are critical for certain of the Company’s operations. The loss of one or more of these suppliers or the limited availability of these materials may negatively impact the Company’s revenues or increase its operating costs.

19.	Variable Interest Entities

The Company has a lease agreement for certain land and property with Caliber Wyoming Properties, LLC. Caliber Wyoming Properties, LLC is an entity controlled by Wexford. The primary operation of this entity is to own and lease facilities to the Company. In accordance with FASB ASC 810, Consolidation, the Company determined that Caliber Wyoming Properties, LLC is a variable interest entity in which it is the primary beneficiary. As such, the entity has been consolidated. The Company does not have legal control over Caliber Wyoming Properties, LLC and its liabilities do not represent additional claims on the Company’s assets; rather they represent claims against the specific assets of Caliber Wyoming Properties, LLC. Likewise, the assets of Caliber Wyoming Properties, LLC do not represent additional assets available to satisfy the claims against the Company’s assets. At December 31, 2010, the assets of Caliber Wyoming Properties, LLC were $643,503, and current liabilities were $4,483. The assets were comprised of cash and cash equivalents of $43,013 and net property and equipment of $600,490. At December 31, 2009, the assets and current liabilities were $671,160 and $3,114, respectively. The net equity of Caliber Wyoming Properties, LLC is included in equity as a non-controlling interest in variable interest entities.

20.	Recent Accounting Pronouncements

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In January 2010, the FASB issued ASU No. 2010-06, “Improving disclosures about Fair Value Measurements” (“ASU No. 2010-06”). ASU No. 2010-06 requires the disclosure of significant transfers in and out of Level 1 and Level 2 fair value measurements. It also requires that Level 3 fair value measurements present information about purchases, sales, issuances and settlements. Fair value disclosures should also disclose valuation techniques and inputs used to measure both recurring and nonrecurring fair value measurements. This update became effective for the Company on January 1, 2010, except for the disclosures about purchases, sales, issuances and settlements in the roll forward in activity in Level 3 fair value measurements, which becomes effective January 1, 2011. This update did not change the techniques the Company uses to measure fair values and is not expected to have a material impact on the Company’s consolidated financial statements.

In December 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-17, “Consolidations (ASC Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (“ASU 2009-17”), which was effective for annual periods beginning after November 15, 2009. ASU 2009-17 requires Company management to consider a variable interest entity’s purpose and design and the Company’s ability to direct the activities of the variable interest entity that most significantly impact such entity’s economic performance when determining whether such entity should be consolidated. The Company adopted the provisions of ASU 2009-17 as required on January 1, 2010. The provisions had no impact on the Company’s consolidated financial position or results of operations upon adoption.

Note B-Inventory

Inventory consists of the following as of December 31:

	2010	2009
Repair parts	$2,984,205	$2,292,604
Consumable supplies	1,085,261	764,105
	$4,069,466	$3,056,709

Note C-Property and Equipment

Net property and equipment consists of the following as of December 31:

	2010	2009
Office equipment, furniture and fixtures	$3,153,842	$2,794,448
Machinery and equipment
Horizontal and directional drilling services	55,951,404	43,708,539
Completion and production services	101,947,569	81,402,226
Vehicles and trailers	9,237,655	7,099,085
Buildings and leasehold improvements	12,303,379	12,337,600
	182,593,849	147,341,898
Less accumulated depreciation and amortization	(69,513,879)	(49,064,527)
	113,079,970	98,277,371
Deposits on equipment and equipment in process of assembly	19,980,973	735,074
Land	1,023,711	1,023,963
	$134,084,654	$100,036,408

The Company has certain buildings and equipment under capital leases that extend through 2027. Amortization of assets recorded under capital leases is reported in depreciation and amortization. The carrying value of assets held under capital lease and the related accumulated amortization consists of the following as of December 31:

	2010	2009
Buildings under capital leases	$7,783,525	$7,778,767
Equipment under capital leases	1,760,850	—
Vehicles under capital leases	544,310	241,299

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Accumulated amortization	(1,899,371)	(1,046,136)
	$8,189,314	$6,973,930

Deposits on equipment and equipment in process of assembly represents deposits placed with vendors for equipment that is in the process of assembly and purchased equipment that is being outfitted for its intended use. This equipment is not depreciated until it has been placed in service.

Depreciation expense charged to operations totaled $21,982,172, $20,526,486, and $17,537,656 for the years ended December 31, 2010, 2009 and 2008, respectively.

Capitalized interest totaled $295,957 for the year ended December 31, 2010.

Note D-Other Non-current Assets

Other non-current assets consist of the following as of December 31:

	2010	2009
Cash collateral held by lender	$1,245,603	$—
Deferred financing costs, net	82,906	—
Deposits	40,554	41,646
	$1,369,063	$41,646

In connection with the $10,000,000 credit agreement discussed in Note I, Great White Pressure Pumping LLC was required to deposit cash collateral with the lender. The lender has sole and exclusive possession and control of the cash collateral. The cash collateral does not accrue interest. Upon satisfaction of all the obligations contained in the credit agreement, the lender is obligated to return the cash collateral.

Note E-Intangible Assets

The tables below provide a summary of the Company’s intangible assets subject to amortization as of December 31:

		2010
	Estimated Useful Lives	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	9-16 yrs	$14,557,000	$7,807,311	$6,749,689
Trade names	20 yrs	1,220,000	205,875	1,014,125
		$15,777,000	$8,013,186	$7,763,814

		2009
	Estimated Useful Lives	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	9-16 yrs	$14,557,000	$6,431,226	$8,125,774
Trade names	20 yrs	1,220,000	144,875	1,075,125
		$15,777,000	$6,576,101	$9,200,899

For the years ended December 31, 2010, 2009 and 2008, amortization expense totaled $1,437,085, $1,840,749 and $3,135,785, respectively. During 2008, intangible assets with a carrying value of $6,172,906 were written off due to impairment.

Estimated amortization expense for the years subsequent to December 31, 2010 is as follows:

2011	$1,176,924
2012	975,796

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2013	815,204
2014	695,588
2015	609,188
Thereafter	3,491,114
Total	$7,763,814
Note F-Accrued and Other Current Liabilities

Accrued and other current liabilities consisted of the following as of December 31:

	2010	2009
Accrued compensation, benefits and related taxes	$5,336,125	$4,118,905
Sales taxes	3,210,394	675,234
Insurance payable	1,174,968	208,074
Other	366,327	410,673
	$10,087,814	$5,412,886

In connection with the start-up of Great White Pressure Control LLC the Company entered into employment agreements with certain key executives which provided signing bonuses if the executive is still employed by the Company upon the third anniversary. The obligation was accrued over the three years for which service was provided and totaled $2,000,000 at December 31, 2010 and 2009, and is included in accrued compensation, benefits and related taxes. Under the terms of an amendment, the payment of this amount is deferred and each employee has indemnified the Company, up to their accrued amount, in relation to any adverse outcome of litigation accusing the Company of misappropriation of trade secrets and unfair competition relating to the Company’s employment of plaintiff’s former employees. All expenses of defense will be borne by the Company (See Note N).

Note G-Obligation under Business Purchase Agreement

In connection with the acquisition of Acid, Inc. in 2006, the Company entered into an agreement to defer payment of a portion of the purchase price for 36 months. The obligation bore interest on the face value at 5% on redemption. The Company recorded this obligation at fair value at the date of acquisition, which resulted in a discount to the face value. The Company accreted the obligation to its redemption value. The obligation was fully paid in 2009.

Note H-Debt of Related Parties

On June 29, 2007, Great White Energy Services LLC and certain of it sister companies (the “borrowers” or “borrowing group”), including Great White Pressure Control LLC, Great White Pressure Pumping LLC and Acid, Inc., entered into a revolving line of credit agreement with a group of banks. The line matured October 2009 and all outstanding principal, accrued and unpaid interest, and any other charges then remaining outstanding on the line of credit were due. At December 31, 2009, the borrowers were in default and were negotiating an extension with the lenders.

Effective February 4, 2010, the existing lenders assigned 100% of their rights and obligations, including all liens and security interests in the collateral, under the credit agreement to Diamondback Holdings, LLC in exchange for full payment of all principal and any other charges outstanding on the line of credit. On May 4, 2010 (with an effective date of March 11, 2010) Great White Energy Services LLC entered into an agreement with Diamondback Holdings, LLC to extend the maturity of the line of credit to April 30, 2011 and waive all defaults.

Effective September 30, 2010 Diamondback Holdings, LLC limited the liability of Great White Pressure Control LLC and Great White Pressure Pumping LLC under the credit agreement to $12,000,000 plus any additional principal sums advanced and extended the maturity date to April 30, 2012. The amount represented the majority of the then outstanding advances from Great White Energy Services LLC. During 2010, the interest rate on this line of credit was 7.25%.

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In connection with the Diamondback Holdings, LLC contributions described in Note A that were made on December 31, 2010, Diamondback Holdings, LLC converted the principal plus accrued interest outstanding under the credit agreement to equity in GW Holdings I LLC. The total amount outstanding as of the date of conversion was $21,782,294, which included principal of $20,800,000 and accrued interest of $982,294.

Note I-Long-Term Debt

Long-term debt consists of the following as of December 31:

	2010	2009
Credit facilities:
Term loan	$8,296,710	$—
Vehicle loans	389,065	—
	8,685,775	—
Less current portion	2,673,605	—
Total	$6,012,170	$—

On November 24, 2010, Great White Pressure Pumping LLC entered into a borrowing agreement with a third party. The maximum amount available under the agreement is $10,000,000. The agreement subjects Great White Pressure Pumping LLC to certain financial reporting requirements and financial covenants. The credit agreement requires maintenance of a minimum tangible net worth of $95,000,000 and restricts the aggregate amount of dividends and/or distributions, excluding loan payments made to a parent or affiliate in connection with the credit agreement, to the amount of annual net income based on the results of the rolling last four (4) quarters. The credit agreement is secured by certain specified equipment and cash collateral (See Note D). Each draw is treated as a separate note under the terms of the credit agreement. The separate notes mature in 36 months and require monthly payments of principal and interest. As of December 31, 2010, the monthly payments were $253,467. The maturity dates range between December 2013 and January 2014. The interest rate on the notes is fixed and was 6.28% as of December 31, 2010. The borrowing agreement is secured by assets with a cost of $14,427,283 at December 31, 2010. The Company was in compliance with the financial covenants at December 31, 2010.

On various dates between November 26, 2010 and December 3, 2010, Great White Pressure Pumping entered into borrowing agreements to finance the purchase of certain vehicles. The agreements are secured by certain specified vehicles. The cost of the vehicles serving as collateral for the borrowing agreements was $401,618 at December 31, 2010. The loan agreements are for 36 months and require monthly payments of principal and interest. As of December 31, 2010, the monthly payments were $12,434. The interest rate on the loans is fixed at 6.99%.

At December 31, 2010 the aggregate maturities of long-term debt, excluding capital leases, are as follows:

2011	$2,673,605
2012	2,892,926
2013	3,066,605
2014	52,639
Total	$8,685,775

Note J-Capital Leases

The Company leases three properties for its completion and production service operation from a related third party controlled by Wexford. The leases commenced in 2007 and 2008 and have lease terms of 20 years with options for two five year extensions. The aggregate monthly lease payments are $54,922 and provide for annual lease escalation based on increases in the consumer price index.

The Company also leases another operating facility for its completion and production service operations from a development company controlled by an employee of the operations. The lease was effective April 1, 2009 and has an initial term of five years with options for three five year extensions. The Company has the option to purchase the facility at a prescribed formula based on the facility’s cost at any time after the first extension term or at any time

16

upon the employee’s termination, his departure from the development company, or his receipt of a bona fide third party offer to purchase the property. The monthly lease payments are $11,250 during the initial term and subject to negotiation thereafter.

The Company leases certain equipment under a capital lease. The lease terms are 42 months at an aggregate monthly payment of $16,724. Ownership of the assets transfers at expiration of the lease but purchase of the assets, at a prescribed formula, can be accelerated at lessee’s option at any time.

The Company leases certain equipment under a capital lease. The lease terms are 12 months at an aggregate monthly payment of $135,324. Ownership of the assets transfers at expiration of the lease.

The Company leases certain vehicles under a capital lease. The terms are 36 months at an aggregate monthly payment of $16,104.

Future minimum lease payments under capital leases as of December 31, 2010 are:

2011	$1,564,480
2012	1,068,065
2013	890,963
2014	747,822
2015	659,072
Thereafter	7,340,657
Total minimum payments	12,271,059
Less amounts representing interest	4,785,395
Total obligations under capital leases	7,485,664
Less current portion	1,029,137
Long-term portion	$6,456,527

Note K-Operating Leases

The Company has committed to various facility and equipment leases some of which have renewal and purchase options. The lease terms vary from one year to 20 years. Future minimum lease payments for these leases are as follows as of December 31, 2010:

2011	$683,844
2012	469,472
2013	363,872
2014	246,850
2015	241,792
Thereafter	2,547,124
Total	$4,552,954

Rent expense for the years ended December 31, 2010, 2009, and 2008 was $1,004,913, $926,770 and $743,826, respectively.

The Company leases two facilities from a Wexford controlled entity which are included in the future minimum lease payments presented above. The leases commenced in 2006 and 2007 and have a term of 20 years. One of the leases has options for two five year extensions and the other lease provides for one five year renewal option. The monthly lease payments aggregate to $19,700 and provide for an annual lease escalation based on increase in the consumer price index.

Note L-Income Taxes

Income tax expense (benefit) consists of the following for the year ended December 31:

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	2010	2009	2008
Current:
Federal	$385,983	$47,882	$(96,913)
State	232,067	189,087	494,854
Total	618,050	236,969	397,941

Deferred:
Federal	(302,317)	(176,214)	(2,509,870)
State	(42,385)	(33,082)	(343,267)
Total	(344,702)	(209,296)	(2,853,137)

Total
Federal	83,666	(128,332)	(2,606,783)
State	189,682	156,005	151,587
Total	$273,348	$27,673	$(2,455,196)

The entities comprising the Company are primarily pass through entities for federal tax purposes. As such, the income taxes related to those entities are payable by the members and are not reflected in the financial statements. As of December 31, 2010, the tax basis of the assets and liabilities of the pass through entities is less than the related reported amounts by approximately $52,900,000.

The tax effects of temporary differences that give rise to deferred income tax assets and liabilities are as follows as of December 31:

	2010	2009
Deferred income tax assets
NOL carry-forward	$—	$304,956
Other	33,523	—
Tax credits	—	15,000
Total deferred income tax assets	33,523	319,956
Deferred income tax liabilities
Property and equipment	(1,195,822)	(1,813,749)
Other	—	(13,208)
Total deferred income tax liabilities	(1,195,822)	(1,826,957)
Net deferred income tax liabilities	$(1,162,299)	$(1,507,001)

The Company provides a valuation allowance when it is more likely than not that some portion of deferred income tax assets will not be realized. There was no valuation allowance necessary as of December 31, 2010 or 2009.

A reconciliation of amounts determined by applying the federal statutory rate of 34% to income or loss before income taxes with the provision for income taxes is as follows for the years ended December 31:

	2010	2009	2008
Statutory federal income tax	$7,195,833	$(6,287,415)	$6,323,588
State income taxes, net of federal benefit	232,067	163,751	217,003
(Income) loss attributable to pass through entities	(7,346,403)	6,051,112	(13,830,687)
Goodwill impairment	—	—	4,764,084
Non-deductible expenses	—	107,221	—
Other	191,851	(6,996)	70,816
	$273,348	$27,673	$(2,455,196)

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Note M-Member’s Equity

The Company’s ownership in Great White Pressure Pumping LLC, Great White Directional Services LLC and Diamondback Directional Drilling LLC are represented by membership interests in the companies. Ownership of Acid, Inc. and Great White Energy Services, Inc. is represented by common stock. The membership interests and common stock entitle the holder to all voting rights and 100% of profits and losses.

Ownership of Great White Pressure Control LLC (“GWPC”) is represented by 1,000 Class A and 1,000 Class B units. Seventy Class B units were issued to key employees pursuant to employment agreements. The Class B units have no voting rights and are convertible one for one into Class A units upon Wexford’s recovery of its investment plus a specified return (as defined in the agreements), the sale of all units to an unaffiliated third party, or an initial public offering within a larger consolidated affiliate. If conversion occurs as a result of a sale to a third party, vesting is immediate. If conversion otherwise occurs within the first five years, the units are subject to a vesting schedule through the remaining period of the five years. If conversion otherwise occurs after five years, vesting is immediate. Satisfaction of the performance conditions of these agreements effectively requires the occurrence of a liquidity event and, as such, costs of these agreements will be recognized upon actual occurrence of the liquidity event and upon meeting vesting requirements.

Note N-Commitments and Contingencies

In November 2006, Cudd Pressure Control, Inc., (“Cudd”) filed a lawsuit against Great White Pressure Control LLC and Gulfport Energy Corporation, among others, in the 129th Judicial District Harris County, Texas. The lawsuit was subsequently removed to the United States District Court for the Southern District of Texas (Houston Division). The lawsuit alleges RICO violations and several other causes of action relating to the employment of several former Cudd employees and seeks unspecified monetary damages and injunctive relief.

On stipulation by the parties, the plaintiff’s RICO claim was dismissed without prejudice by order of the court on February 14, 2007. The Company filed a motion for summary judgment on October 5, 2007. The court entered a final interlocutory judgment in favor of all defendants, including the Company, on April 8, 2008. On November 3, 2008, Cudd filed its appeal with the U.S. Court of Appeals for the Fifth Circuit. The Fifth Circuit vacated the district court decision finding, among other things, that the district court should not have entered summary judgment without first allowing more discovery. The case was remanded back to the federal district court, and Cudd filed a motion to remand the case to state court. The federal district court granted Cudd’s motion and remanded the case to state court. On February 3, 2010, the plaintiff filed its second amended petition with the state court (a) alleging that Great White Pressure Control LLC conspired with the other defendants to misappropriate, and misappropriated, Cudd’s trade secrets and caused its employees to breach their fiduciary duties, and (b) seeking unspecified monetary damages. On April 13, 2010, the Company’s motion to be dismissed from the proceedings for lack of personal jurisdiction was denied. On February 15, 2011, the plaintiff filed its third amended petition with the state court seeking (a) damages of up to $26.5 million as the value of defendants’ alleged misappropriation and (b) the individuals’ disgorgement of $6.0 million in signing bonuses. This state court proceeding is in its initial stages. Therefore, the impact to the financial statements, if any, cannot be determined.

The Company is, from time to time, involved in routine litigation or subject to disputes or claims related to business activities, including workers’ compensation claims and employment related disputes. In the opinion of management, other than that discussed above, none of the pending litigation, disputes or claims against the Company, if decided adversely, is expected to have a material effect on the Company’s financial condition, results of operations, or cash flows.

Prior to September 2009, Great White Directional Services LLC and Diamondback Directional Drilling LLC partially insured their workers’ compensation claims, which included medical expenses, lost time and temporary and permanent disability benefits. During that time, the companies were covered by an insurance policy that required a $250,000 deductible per occurrence. The Company establishes liabilities for the unpaid deductible portion of claims incurred relating to workers’ compensation based on estimates. As of December 31, 2010 accrued claims were $201,680. At December 31, 2009, such estimated liabilities were nominal. These estimates may change in the near term as actual claims continue to develop. In connection with the Great White Directional Services LLC and Diamondback Directional Drilling LLC insurance programs, letters of credit of $2,779,755 have been issued

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supporting the estimated retained risk exposure. As of December 31, 2010, these letters of credit are cash collateralized by Diamondback Holdings, LLC.

The Company participates in a self-insured health plan and maintains individual stop loss coverage of $150,000 per person and aggregate stop loss coverage subject to an annual limit of $6,421,243 as of December 31, 2010. Claims processing and the overall administration of the plan are provided by a third party. The Company was allocated its share of expenses and related self-insured retention under the plan in the amount of $3,356,745, $3,602,510, and $2,982,052 for the years ended December 31, 2010, 2009 and 2008, respectively. At December 31, 2010 and 2009, accrued claims were $416,861 and $304,411, respectively.

The Company has entered into employment contracts with certain key employees. In the event of termination without good cause, these employees may receive compensation as defined under the contracts. The maximum that could be paid under the contracts at December 31, 2010 for termination without good cause is $3,016,667. Some of the employment contracts contain provisions that require the Company to make payments to the key employees in the event of either an IPO or sale of substantially all of the assets of the Company to a third party buyer. At December 31, 2010, the maximum that could be paid upon the occurrence of one of these events was $700,000.

The Company has firm purchase commitments for equipment of approximately $25,226,000 as of December 31, 2010.

Note O-Related Party Transactions

The Company has entered into transactions with certain other entities affiliated with Wexford, other subsidiaries of GWES Holdings LLC or Diamondback Holdings, LLC, or operating management. A summary of transactions with those related parties that are not separately stated on the face of the financial statements for the years ended December 31, 2010, 2009 and 2008 follows:

	2010	2009	2008
Purchased services	$510,205	$229,185	$175,995
Capital asset purchases	$11,436,173	$5,724,954	$2,297,498
Capital asset sales	$331,318	$54,218	$10,357
Facility operating leases	$371,399	$402,027	$301,373

Note P-401(k) Plans

The Company participates in a multi-employer 401(k) plan with affiliates that enabled employees to defer up to specific percentages of their annual compensation and contribute such amount to the plan. The Company provides a matching contribution up to 6% for each participant and could also contribute additional amounts at their sole discretion. Part of the Company’s match may come from plan forfeitures. During 2009, the Company suspended the employer match. For the years ended December 31, 2010, 2009 and 2008 the matching contribution was $1,327,732, $584,314 and $2,381,342, respectively.

Note Q-Operating Segments

The Company is organized into two reportable segments based on the nature of services provided and the basis on which the chief executive officer and segment management make business and operating decisions. The Company principally provides oilfield services in connection with the on-shore drilling of oil and natural gas wells for small to large domestic independent oil and natural gas producers.

The Company’s two segments consist of horizontal and directional drilling services and completion and production services. A description of the operating segments and the type of products and services from which their revenues are derived follows:

The horizontal and directional drilling services segment generates revenue through operating the Company’s measurement while drilling equipment and electromagnetic technology equipment for the horizontal and directional

20

drilling operations of the Company’s customers. The primary regions of operations are the Mid-Continent Basin, Permian Basin, Rocky Mountain region and Appalachian Basin. The horizontal and directional drilling services segment includes Caliber Wyoming Properties, LLC, which is a variable interest entity that has been consolidated in the accompanying financial statements in accordance with FASB ASC 810.

The completion and production services segment generates revenue by providing hydraulic fracturing, coil tubing, snubbing, nitrogen, wireline, fluid pumping and well control services. The primary regions of operations are the Mid-Continent Basin and Permian Basin.

Corporate contains the reconciliation between the totals for reportable segments and the Company’s totals and other corporate items not allocated to the reportable segments.

The following table sets forth certain financial information with respect to the Company’s reportable segments:

	Horizontal and Directional Drilling Services	Completion and Production Services	Corporate	Total
2010
Revenue from external customers	$67,599,102	$125,383,565	$—	$192,982,667
Revenue from related parties	$3,267,788	$10,479,697	$—	$13,747,485
Interest expense	$79,178	$1,267,034	$—	$1,346,212
Depreciation and amortization expense	$11,980,798	$11,438,459	$—	$23,419,257
Income tax provision	$53,168	$220,180	$—	$273,348
Net income (loss)	$1,889,430	$24,409,275	$(5,407,837)	$20,890,868
Total expenditures for long-lived assets	$12,237,695	$40,331,479	$—	$52,569,174
Goodwill	$16,222,481	$—	$—	$16,222,481
Intangible assets, net	$7,763,814	$—	$—	$7,763,814
Total assets	$73,277,756	$140,228,651	$—	$213,506,407

2009
Revenue from external customers	$40,788,551	$52,963,207	$—	$93,751,758
Revenue from related parties	$1,943,303	$2,877,967	$—	$4,821,270
Interest expense	$6,615	$1,819,168	$—	$1,825,783
Depreciation and amortization expense	$11,818,442	$10,548,793	$—	$22,367,235
Income tax provision (benefit)	$116,358	$(88,685)	$—	$27,673
Net loss	$(5,619,402)	$(10,799,338)	$(2,101,330)	$(18,520,070)
Total expenditures for long-lived assets	$4,601,580	$4,853,478	$—	$9,455,058
Goodwill	$16,222,481	$—	$—	$16,222,481
Intangible assets, net	$9,200,899	$—	$—	$9,200,899
Total assets	$39,820,228	$110,629,268	$—	$150,449,496

2008
Revenue from external customers	$103,792,359	$103,508,886	$—	$207,301,245
Revenue from related parties	$1,313,577	$—	$—	$1,313,577
Interest expense	$17,643	$2,092,585	$—	$2,110,228
Depreciation and amortization expense	$10,557,743	$10,115,698	$—	$20,673,441
Income tax provision (benefit)	$459,370	$(2,914,566)	$—	$(2,455,196)
Goodwill and intangible asset impairment	$—	$20,184,607	$—	$20,184,607
Net income (loss)	$24,969,279	$(402,565)	$(3,512,730)	$21,053,984
Total expenditures for long-lived assets	$15,063,721	$17,783,964	$—	$32,847,685
Goodwill	$16,222,481	$—	$—	$16,222,481
Intangible assets, net	$11,041,648	$—	$—	$11,041,648
Total assets	$85,189,113	$100,593,837	$—	$185,782,950

21

Note R-Subsequent Events

On February 15, 2011, the Company entered into a revolving line of credit agreement with a bank. GW Holdings I LLC, Great White Energy Service, Inc., Acid, Inc., Diamondback Directional Drilling LLC, Great White Directional Services LLC, Great White Pressure Control LLC, and Great White Pressure Pumping LLC, individually and collectively, are borrowers under the credit agreement. The line provides up to $50,000,000 in total commitments. The line matures on February 15, 2016 with interest payable monthly. At the Company’s option, advances bear interest at Base Rate or Eurodollar Rate plus 2.25% to 2.75%. Under the terms of the credit agreement, “Base Rate” is defined as the higher of (i) the rate at which the lender announces from time to time as its prime lending rate, as in effect from time to time, (ii) the Federal Funds Rate, as in effect from time to time, plus one-half percent per annum or (iii) the Eurodollar Rate determined on a daily basis for a period of one (1) month.

The maximum amount available under the credit facility is subject to a borrowing base formula based on trade accounts receivable of the borrowing group less reserves. The reserves are at the discretion of the bank and include reserves for certain taxes, bank products, dilution, and other reserves. Until July 31, 2011, the availability is reduced by the greater of $5,000,000 or ten percent of the revolving loan commitment. At March 31, 2011, the Company had drawn $14,000,000 of the facility and total availability was limited to $37,938,716 by the borrowing base calculation. The line of credit agreement contains certain financial information covenants, including a minimum fixed charge coverage ratio. Other covenants restrict additional debt to $40,000,000, restrict specified payments and purchases, and restrict specified affiliate transactions.

The obligations under the revolving line of credit agreement are secured by all working capital assets of the Borrowers under a related security agreement.

The Company has evaluated events and transactions that occurred subsequent to December 31, 2010 through April 28, 2011, the date these financial statements were available to be issued, for potential recognition or disclosure in these financial statements.

22

Archer Limited

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton HM 08
Bermuda

Archer Management Limited (UK)

2 Basil Street
London SW3 1AA
Great Britain

Telephone: +44 207 590 1590
www.archerwell.com

RS Platou Markets AS

Haakon VII’s gate 10
P.O. Box 1474 Vika
N-0116 Oslo
Norway

Telephone: +47 22 01 63 00
Telefax: +47 22 01 63 10
www.platoumarkets.com